Exhibit 99.1

TECHNICAL REPORT ON THE CARLIN

COMPLEX, EUREKA AND ELKO

COUNTIES, STATE OF NEVADA, USA

PREPARED FOR BARRICK GOLD

CORPORATION AND NEWMONT

CORPORATION BY NEVADA GOLD

MINES LLC

Report for NI 43-101

Qualified Persons:

Mr. Craig Fiddes, BSc (Hons) Geology, SMERM (04197758RM)

Mr. Jay Olcott, BSc, Geo, SMERM (4173430RM)

Mr. Charles Lynn Bolin, MBA, BSc, Mine Eng, SMERM (4049169RM)

Mr. Steven W. Yopps, MSc, Metallurgical Eng., MMSA QP (01315QP)

March 25, 2020

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Cover Page - i

CRAIG FIDDES, SME (RM)

I, Craig Fiddes, SME (RM), as an author of this report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” prepared for Barrick Gold Corporation and Newmont Corporation by Nevada Gold Mines LLC and dated March 25, 2020 with an effective date of December 31, 2019, do hereby certify that:

•	I am Manager - Resource Modelling at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am a graduate of University of Otago, New Zealand in 1998 with a BSc (Hons) Geology.

•

I am registered as a SME Registered Member #04197758. I have worked as a geologist for over 20 years since my graduation. My relevant experience for the purpose of the Technical Report is: Over 20 years experience in mine geology and resource modeling.

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I work at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I share responsibility with my co-author Charles Lynn Bolin for Sections 14 to 16 and Sections 18, 21 and 22 and related disclosure in Sections 1, 24, 25, 26, and 27 of the Technical Report

•	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

•	I have had prior involvement with the property that is the subject of the Technical Report.

•	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

•

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of March, 2020

(Original signed and sealed) Craig Fiddes

Craig Fiddes, SME (RM) #04197758

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Certificates of Qualified Persons - i

JAY OLCOTT, SME (RM)

I, Jay Olcott, SME (RM), as an author of this report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” prepared for Barrick Gold Corporation and Newmont Corporation by Nevada Gold Mines LLC and dated March 25, 2020 with an effective date of December 31, 2019, do hereby certify that:

•	I am Project Manager at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am a graduate of Brigham Young University in 2001 with a B.Sc. Geology.

•

I am registered as a SME Registered Member #04173430. I have worked as a geologist for over 18 years since my graduation. My relevant experience for the purpose of the Technical Report is: Preparation of technical report on several of Newmont’s underground mines.

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I work at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am responsible for Sections 5, 7 to 12, 19, 20, and 23 of the Technical Report and related disclosure in Sections 1, 24, 25, 26, and 27 of the Technical Report.

•	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

•	I have had prior involvement with the property that is the subject of the Technical Report.

•	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

•

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of March, 2020

(Original signed and sealed) Jay Olcott

Jay Olcott, SME (RM) #04173430

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Certificates of Qualified Persons - ii

CHARLES LYNN BOLIN

I, Charles Lynn Bolin, MBA, SME (RM), as an author of this report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” prepared for Barrick Gold Corporation and Newmont Corporation by Nevada Gold Mines LLC and dated March 25, 2020 with an effective date of December 19, 2019, do hereby certify that:

•	I am Chief Surface Engineer at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am a graduate of New Mexico Institute of Mining and Technology in 1985 with a Bachelor of Science in Mine Engineering.

•

I am registered as a SME Registered Member #4049169RM. I have worked as a mining engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Twenty-six years open pit mine engineering experience
•	Chief Engineer/Technical Services Manager from 2010 at Ahafo and Akyem in Ghana, and Long Canyon and Carlin in Nevada

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I work at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am share responsibility with my co-author Craig Fiddes for Sections 14 to 16 and Sections 18, 21 and 22 and related disclosure in Sections 1, 24, 25, 26, and 27 of the Technical Report.

•	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

•	I have had prior involvement with the property that is the subject of the Technical Report.

•	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

•

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of March, 2020

(Original signed and sealed) Charles Lynn Bolin

Charles Lynn Bolin, MBA, SME (RM) #4049169

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Certificates of Qualified Persons - iii

STEVE WAYNE YOPPS, MMSA (QP)

I, Steve Wayne Yopps, MMSA (QP), as an author of this report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” prepared for Barrick Gold Corporation and Newmont Corporation by Nevada Gold Mines LLC and dated March 25, 2020 with an effective date of December 31, 2019 do hereby certify that:

•	I am Manager of Growth Projects at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am a graduate of Colorado School of Mines in 1984 with B. Sc. Metallurgical and Engineering and Colorado School of Mines in 1986 with M. Sc. Metallurgical and Engineering

•

I am registered as a Qualified Professional with Mining and Metallurgical Society of America. I have worked as a metallurgical engineer for over 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

a.	Goldstrike – Autoclave Superintendent through Process Manager 1996 – 2005
b.	TRJV – Member of JVs Processing Technical Committee 2015—2017
c.	Barrick Nevada – Cortez Roaster Project Study Manager—2018

•

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I work at Nevada Gold Mines LLC, the operator of the Carlin Complex.

•	I am responsible for Sections 13 and 17 of the Technical Report and related disclosure in Sections 1, 24, 25, 26, and 27 of the Technical Report.

•	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

•	I have had prior involvement with the property that is the subject of the Technical Report.

•	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

•

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25th day of March, 2020

(Original signed and sealed) Steve Wayne Yopps

Steve Wayne Yopps, MMSA (#01315QP)

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Certificates of Qualified Persons - iv

Forward Looking Statements

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Nevada Gold Mines LLC, Barrick Gold Corporation, Newmont Corporation, or the Carlin Complex, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this report contains forward looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries and information pertaining to potential improvements to financial and operating performance and mine life at the Carlin Complex. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Nevada Gold Mines LLC’s, Barrick Gold Corporation’s, or Newmont Corporation’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Carlin Complex will meet Nevada Gold Mines LLC’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Forward Looking - i

administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in USA; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold ore losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Nevada Gold Mines LLC’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Nevada Gold Mines LLC. All of the forward-looking statements made in this report are qualified by these cautionary statements. Nevada Gold Mines LLC and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

Nevada Gold Mines LLC – Carlin Complex
Technical Report NI 43-101 – March 25, 2020	Forward Looking - ii

Table of Contents

1.	Executive Summary		1-1

	1.1.	Economic Analysis	1-7

	1.2.	Technical Summary	1-7

	1.3.	Recommendations and Conclusions	1-15

2.	Introduction		2-1

	2.1.	Sources of Information	2-2

3.	Reliance on Other Experts		3-1

4.	Property Description and Location		4-1

	4.1.	Mineral Tenure and Surface Rights	4-1

5.	Accessibility, Climate, Local Resources Infrastructure, and Physiography		5-1

	5.1.	Accessibility	5-1

	5.2.	Climate	5-1

	5.3.	Local Resources and Infrastructure	5-2

	5.4.	Physiography	5-2

	5.5.	Comments on Accessibility, Climate, Infrastructure, and Physiography	5-3

6.	History		6-1

	6.1.	District History	6-1

	6.2.	History of the Carlin Complex	6-1

	6.3.	Production History	6-5

7.	Geological Setting and Mineralization		7-1

	7.1.	Regional Geology	7-1

	7.2.	Local and Project Geology	7-4

	7.3.	Deposit Descriptions	7-8

	7.4.	Open Pit Deposits	7-9

	7.5.	Underground Deposits	7-13

	7.6.	Comments on Geological Setting and Mineralization	7-15

8.	Deposit Types		8-1

	8.1.	Comments on Deposit Types	8-2

9.	Exploration		9-1

	9.1.	Geological Mapping	9-2

	9.2.	Geochemical Sampling	9-3

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	9.3.	Geophysics	9-4

	9.4.	Pits and Trenches	9-5

	9.5.	Petrology, Mineralogy, and Research Studies	9-6

	9.6.	Comments on Exploration	9-6

10.	Drilling		10-1

	10.1.	Drill Methods	10-1

	10.2.	Air and Mud Drilling Methods	10-2

	10.3.	Reverse Circulation Drilling Methods	10-3

	10.4.	Core Drilling Methods	10-5

	10.5.	Surface Grade Control Drilling	10-12

	10.6.	Underground Drilling	10-13

	10.7.	Sample Length/True Thickness	10-14

	10.8.	Drilling Used to Support Mineral Resource Estimation	10-14

	10.9.	Exploration Potential	10-30

	10.10.	Comments on Drilling	10-33

11.	Sample Preparation, Analyses, and Security		11-1

	11.1.	Sample Preparation	11-1

	11.2.	Sample Analysis	11-2

	11.3.	Sample Security	11-4

	11.4.	Analytical Quality Assurance and Quality Control	11-6

	11.5.	Comments on Sample Preparation, Analyses, and Security	11-10

12.	Data Verification		12-1

	12.1.	Audits or Reviews	12-1

	12.2.	Comments on Data Verification	12-1

13.	Mineral Processing and Metallurgical Testing		13-1

	13.1.	Metallurgical Testwork - GOLDSTRIKE	13-1

	13.2.	Metallurgical Testing	13-2

	13.3.	Recovery	13-3

	13.4.	Allocation and Reconciliation	13-5

	13.5.	Production Statistics	13-7

	13.6.	Metallurgical Testwork - Carlin	13-7

	13.7.	Throughput Assumptions	13-12

	13.8.	Conclusions and Recommendations	13-13

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14.	Mineral Resource Estimates		14-1

	14.1.	Introduction	14-1

	14.2.	Geological Interpretations and Modelling	14-1

	14.3.	Mineral Resource Estimation	14-3

	14.4.	Mineral Resource Statements	14-16

	14.5.	Mineral Resource Peer Reviews	14-17

	14.6.	Mineral Resource Risk Assessment	14-18

15.	Mineral Reserves Estimate		15-1

	15.1.	Barrick-Contributed Open Pit Mineral Reserves	15-2

	15.2.	Newmont-Contributed Mines: Open Pit Mineral Reserves	15-7

	15.3.	Goldstrike Underground	15-10

	15.4.	Carlin Underground – Leeville and Portal mines Mineral Reserves	15-13

	15.5.	Reconciliation	15-16

	15.6.	Mineral Reserves Risk Assessment	15-18

16.	Mining Methods		16-1

	16.1.	Open Pit Mines	16-2

	16.2.	Open Pit Mine Design	16-3

	16.3.	Open Pit Geomechanics	16-9

	16.4.	Open Pit Hydrogeology	16-11

	16.5.	Open Pit Mine Equipment	16-13

	16.6.	Underground Mines	16-14

	16.7.	Underground Geomechanics	16-15

	16.8.	Underground Hydrogeology	16-17

	16.9.	Underground Mining Methods	16-19

	16.10.	Underground Mine Development	16-25

	16.11.	Underground Infrastructure Facilities	16-26

	16.12.	Backfill	16-27

	16.13.	Ventilation	16-29

	16.14.	Comments on Mining Methods	16-31

	16.15.	Underground Mine Equipment	16-32

	16.16.	Production Schedule	16-33

17.	Recovery Methods		17-1

	17.1.	Introduction	17-1

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	17.2.	Recovery Methods	17-1

	17.3	Processing Schedule	17-19

	17.4	Comments on Recovery Methods	17-19

18.	Project Infrastructure		18-1

	18.1.	Site	18-1

	18.2.	Water Management	18-3

	18.3.	Open Pit Infrastructure	18-6

	18.4.	Underground Infrastructure	18-7

	18.5.	Waste Storage Facilities	18-8

	18.6.	Tailings Storage Management	18-9

	18.7.	Comments on Infrastructure	18-10

19.	Market Studies and Contracts		19-1

	19.1.	Markets	19-1

	19.2.	Contracts	19-1

	19.3.	Commodity Price Projections	19-1

	19.4.	Comments on Market Studies and Contracts	19-1

20.	Environmental Studies, Permitting, and Social or Community impact		20-1

	20.1.	Baseline Studies	20-1

	20.2.	Environmental Considerations	20-2

	20.3.	Tailings Characterization	20-3

	20.4.	Closure Plan	20-3

	20.5.	Permitting	20-4

	20.6.	Considerations of Social and Community Impacts	20-6

21.	Capital and Operating Costs		21-1

	21.1.	Capital Costs	21-1

	21.2.	Operating Costs	21-2

	21.3.	Comments on Capital and Operating Costs	21-4

22.	Economic Analysis		22-1

23.	Adjacent Properties		23-1

24.	Other Relevant Data and Information		24-1

25.	Interpretation and Conclusions		25-1

	25.1.	Accessibility, Climate, Infrastructure, and Physiography	25-1

	25.2.	Geological Setting and Mineralization	25-1

	25.3.	Deposit Types	25-1

	25.4.	Exploration	25-2

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	25.5.	Drilling	25-2

	25.6.	Sample Preparation, Analyses, and Security	25-2

	25.7.	Data Verification	25-4

	25.8.	Mineral Processing and Metallurgical Testing	25-5

	25.9.	Mineral Resource Estimation	25-5

	25.10.	Mineral Reserve Estimation	25-5

	25.11.	Mining Methods	25-5

	25.12.	Recovery Methods	25-6

	25.13.	Project Infrastructure	25-6

	25.14.	Market Studies and Contracts	25-7

	25.15.	Environmental Studies, Permitting, and Social or Community Impact	25-7

	25.16.	Capital and Operating Costs	25-7

	25.17.	Risks	25-8

26.	Recommendations		26-1

	26.1.	Sample Preparation, Analyses, and Security	26-1

	26.2.	Mineral Processing and Metallurgical Testing	26-1

	26.3.	Mineral Resources	26-1

	26.4	Mineral Reserves	26-2

27.	References		27-1

	27.1.	References	27-1

	27.2.	Glossary of Units, Abbreviations, and Symbols	27-3

28.	Signature Page		28-1

Tables

Table 1-1: Mineral Resources (inclusive of Reserves) Statement for the Carlin Complex as of December 31, 2019

Table 1-2: Carlin Complex Gold Mine Mineral Reserves (Metric) Summary as of December 31, 2019

Table 6-1: Historical 10-Year Underground Mine Production - Goldstrike

Table 6-2: Historical 10-Year of Open Pit Mine Production - Goldstrike

Table 6-3: Historical 10-Year Open Pit Mine Production - Carlin

Table 6-4: Historical 10-Year Underground Mine Production - Carlin

Table 10-1: Summary by Drill Type

Table 10-2: Downhole Survey Summary

Table 10-3: Core Recovery Summary

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Table 10-4: Goldstrike Open Pit Drilling Summary

Table 10-5: Gold Quarry Drilling Summary

Table 10-6: Tri-Star Complex Drill Summary

Table 10-7: Perry Drill Summary

Table 10-8: Green Lantern Drill Summary

Table 10-9: Rain/Emigrant Area Drill Summary

Table 10-10: Goldstrike Underground Drilling Summary

Table 10-11: Goldstrike Underground Drilling Data

Table 10-12: Drill Summary for Leeville Complex

Table 10-13: Exodus/Northwest Exodus Drill Summary

Table 10-14: Pete Bajo Drill Summary

Table 11-1: Analytical Laboratories List

Table 13-1: Alkaline POX-CATS-RIL/CIL Recovery Equations for LOM Plan – Goldstrike

Table 13-2: Acid POX-CATS-RIL/CIL Recovery Equations for LOM Plan – Goldstrike

Table 13-3: Roaster-CIL Recovery Equations for LOM Plan – Goldstrike

Table 13-4: Summary of Head Grade Adjustments NGM – Goldstrike

Table 13-5: Autoclave and Roaster Production Statistics 2015-2019 NGM – All ore processed

Table 13-6: Northwest Exodus Recovery Model

Table 13-7: Exodus and Northwest Exodus Amenability Results

Table 13-8: Leeville Monthly Amenability Results

Table 13-9: Four Corners Recovery Model

Table 13-10: Mill 6 Surface Monthly Recovery Samples

Table 14-1: Mineral Domains

Table 14-2: Minimum and Maximum Gold Values by Deposit

Table 14-3: Open Pit Block Model Parameters

Table 14-4: Underground Block Model Parameters

Table 14-5: Goldstrike: Underground and Open-Pit Resource Classification Criteria

Table 14-6: Newmont-Contributed Mines: Open-Pit Resource Classification Criteria

Table 14-7: Newmont-Contributed Mines: Underground Resource Classification Criteria

Table 14-8: Goldstrike Open-Pit Cut-Off Grade Assumptions

Table 14-9: Newmont-Contributed Mines: Open-Pit Mining Cost Assumptions

Table 14-10: Newmont-Contributed Mines: Processing Assumptions

Table 14-11: Newmont-Contributed Mines: Open Pit Cut-Off Grade Assumptions

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Table 14-12: Perry, Emigrant, Lantern, Green Lantern Cut-Off Assumptions

Table 14-13: Goldstrike Underground Cut-Off Grade Assumptions

Table 14-14: Carlin UG – Leeville, Portal Mines Mining Cut-off Grade Assumptions

Table 14-15: Gold Mineral Resource (inclusive of Reserve) Statement Effective Date December 31, 2019 (Metric)

Table 15-1: Mineral Reserves, December 31, 2019 by Mine Source

Table 15-2: Betze-Post Open Pit Cut-off Grade Parameters

Table 15-3: Goldstrike Open Pit Stockpile Mineral Reserves - December 31, 2019

Table 15-4: Stockpile Summary as of December 31, 2019

Table 15-5: Carlin Open Pit LG Parameters

Table 15-6: Refining, G&A and Royalty Cost Assumptions

Table 15-7: 2019 Cost Assumptions for Cut-off Grade Calculations by Material Type – Carlin Open Pit

Table 15-8: Underground Cut-off Grade Estimates

Table 15-9: Underground Dilution and Extraction by Mining Type EOY2019 – Goldstrike

Table 15-10: 2019 Incremental Cut-off Grades by Material Type – Underground

Table 15-11: Reconciliation Summary for All Carlin Complex Operating Mines

Table 16-1: NGM Operated Mines

Table 16-2: Goldstrike Open Pit Mine Design Parameters

Table 16-3: Goldstrike Mine Equipment Fleet

Table 16-4: North Area Carlin, Gold Quarry, and Emigrant Surface Mine Production Equipment

Table 16-5: Underground Mine Equipment

Table 17-1: Leach LOM Major Consumables

Table 17-2: Mill 5 Typical Consumables Usage Rates

Table 17-3: Mill 6 Typical Consumables Usage Rates

Table 20-1: Permit Status

Table 21-1: Capital Costs Estimated for the Carlin Complex over LOM Mining Activities (100% basis)

Table 21-2: LOM Mining Costs per Tonne Mined (ore and waste)

Table 21-3: LOM Processing Costs per Tonne Processed by Facility

Table 21-4: Projected Workforce for the LOM

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Technical Report NI 43-101 – March 25, 2020	TOC - vii

Figures

Figure 1-1: Location Map for Carlin Complex

Figure 4-1: Location Map for Operations on the Carlin Complex

Figure 4-2: Land Ownership for Goldstrike

Figure 4-3: Land Ownership for North Area Carlin and Carlin Underground

Figure 4-4: Land Ownership for Gold Quarry

Figure 4-5: Land Ownership for Rain/Emigrant

Figure 7-1: Simplified Geologic Map, Carlin Trend

Figure 7-2: Spectrum Diagram of Mineralization within the Carlin Trend

Figure 9-1: Geochemical Sampling Index Plan

Figure 9-2: Geophysics Index Plan

Figure 10-1: Goldstrike Collar Location Map – Open Pit and Underground

Figure 10-2: Conventional and Mud, RC, Core Collar Location Map – Gold Quarry

Figure 10-3: Conventional and Mud, RC, and Core Drill Collar Location Map – Tri-Star Complex, Exodus, and Green Lantern

Figure 10-4: RC Drill Collar Location Map, Perry Deposit and Pete Bajo

Figure 10-5: Conventional and Mud, RC, and Core Drill Collar Location Map – Rain/Emigrant

Figure 10-6: Conventional and Mud, RC, and Core Drill Hole Collar Location Plan – Leeville Complex

Figure 13-1: Gold Recovery

Figure 13-2: Pete Bajo Amenability Results

Figure 15-1: Process Flow for Determining Material Routing at Goldstrike

Figure 16-1: Goldstrike Reserve Pit (2019)

Figure 16-2: Gold Quarry Reserve Pit (2019)

Figure 16-3: Tri-Star Ultimate Reserve Pit (2019)

Figure 16-4: Emigrant Ultimate Reserve Pit (2019)

Figure 16-5: Underground Section and Plan

Figure 16-6: Plan View of Surface, Leeville Complex

Figure 16-7: Longitudinal Section View- Leeville Complex (looking east)

Figure 16-8: Isometric View of Northwest Exodus looking Northeast

Figure 16-9: Isometric View of Pete Bajo, Looking South

Figure 17-1: Simplified POX-CaTS-RIL Process Flow Diagram

Figure 17-2: Roaster Process Flow Diagram

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Figure 17-3: Heap Leach and CIC Gold Recovery Flowsheet

Figure 17-4: Mill 5 Block Flow Diagram

Figure 17-5: Mill 6 Block Flow Diagram

Figure 17-6: Simplified Process Flowsheet, Mill 6

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Technical Report NI 43-101 – March 25, 2020	TOC - ix

1.	EXECUTIVE SUMMARY

This report has been produced by Nevada Gold Mines, LLC (NGM) to support the public disclosure of the year end 2019 Mineral Resource and Mineral Reserve estimates at the Carlin Complex located in Nevada as of December 31, 2019. Certain references to NGM or Nevada Gold Mines LLC in this report also include NGM’s owners and their respective predecessors, as applicable.

The Carlin Complex is located near the towns of Carlin and Elko Nevada, USA, within the Carlin Trend which is the largest known concentration of gold deposits in North America (Figure 1-1).

The Carlin Complex came about due to the merging of the Newmont Corporation (Newmont) and Barrick Gold Corporation (Barrick) assets in the Carlin region as part of the NGM Joint Venture (JV). On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties (Barrick-Contributed Mines or, as applicable Goldstrike) and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties (Newmont-Contributed Mines). On July 1, 2019, the transaction closed, establishing NGM, and Barrick began consolidating the operating results, cash flows and net assets of NGM from that date forward. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. Certain of the disclosure contained in this report will reference Barrick’s practices for Barrick-Contributed Mines and Newmont’s practices for Newmont-Contributed Mines (rather than the consolidated practices of NGM for the Carlin Complex), either for historical purposes or because the applicable mines currently have noteworthy differences in practices. Information in this report for the period prior to July 1, 2019 in respect of any property discussed was collected or produced by the prior operator of the property (i.e., Barrick or Newmont).

Unless otherwise stated, all data in this report is reported on a 100% basis. Barrick previously disclosed detail of the Goldstrike property in multiple National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) reports (latest Roscoe Postle Associates Inc., 2019). With the formation of the NGM JV, Goldstrike has been incorporated into the Newmont Carlin (Newmont, 2019) property and the combined assets renamed the Carlin Complex. The Carlin Complex Resources and Reserves (R&R) in this report reflect these changes, and as such reflects a material change in the R&R numbers reported by Barrick.

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This report does not include information on the South Arturo property, located adjacent to the Goldstrike Mine, except where expressly indicated. South Arturo is a joint venture between Premier Gold Mines Limited (40%) and NGM (60%). The mineralized material from South Arturo is trucked to the Goldstrike Roaster and toll milled.

The Carlin Complex is a series of both open pit and underground operating mines, advanced projects, and seven processing facilities and associated infrastructure. The Complex’s operating mines and advanced projects include the Goldstrike open pit and underground mine, the Leeville underground mine, the Pete Bajo/Fence underground mine, the Exodus underground mine, the Genesis/Tri-Star Complex open pits (Goldstar and Silverstar), the Gold Quarry open pit, Emigrant open pit, and the satellite open pit deposits (Perry and Green Lantern). The Complex produces gold doré bars as the primary saleable product.

The effective date of this report is December 31, 2019. The Mineral Resource and Mineral Reserve estimates have been prepared according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated with in NI 43-101.

The total Measured and Indicated Mineral Resources inclusive of Mineral Reserves for the Carlin Complex, inclusive of South Arturo, is 350 million tonnes (Mt) at 2.70 g/t Au for 30 million ounces (Moz) of gold, with an additional Inferred Mineral Resources of 24 million tonnes (Mt) at 2.6 g/t Au for 2.0 million ounces (Moz) of gold (Table 1-1). These Mineral Resources are reported at 100% basis for all but South Arturo, which is reporting at 60%. The total Measured and Indicated Mineral Resources inclusive of Mineral Reserves for the Carlin Complex, exclusive of South Arturo, is 330 million tonnes (Mt) at 2.74 g/t Au for 29 million ounces (Moz) of gold, with an additional Inferred Mineral Resources of 21 million tonnes (Mt) at 2.8 g/t Au for 1.8 million ounces (Moz) of gold, on a 100% basis (Table 1-1). These Mineral Resources have been depleted to December 31, 2019 using the mined-out surfaces or expected depletion and voids. There were three open pit deposits within the Mineral Resources that were not updated due to no additional data or changes: Carlin – Perry, Emigrant and Lantern. None of these mines are currently in production or are planned for production before 2021.

The total Proven and Probable Mineral Reserves for the Carlin Complex, inclusive of South Arturo, are estimated to be 200 million tonnes (Mt) at 3.32 g/t Au, containing 21 million ounces (Moz) as of December 31, 2019. These Mineral Reserves are reported at 100% basis for all but South Arturo,

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which is reporting at 60%. The total Proven and Probable Mineral Reserves for the Carlin Complex, exclusive of South Arturo, are estimated to be 190 million tonnes (Mt) at 3.32 g/t Au, containing 21million ounces (Moz), on a 100% basis. The Carlin Complex Mineral Reserves Statement as of December 31, 2019 is shown in

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Table 1-2. Surface stockpiles represent approximately 24% of the total reserves.

The Qualified Persons (QPs) are not aware of any environmental, permitting, legal, title, socioeconomic, marketing, fiscal, metallurgical, or other relevant factors which could materially affect the Mineral Resource estimates.

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Table 1-1: Mineral Resources (inclusive of Reserves) Statement for the Carlin Complex as of December 31, 2019

Carlin Complex		Measured			Indicated			Measured + Indicated			Inferred
		Tonnes Mt	Grade g/t	Contained Moz	Tonnes Mt	Grade g/t	Contained Moz	Tonnes Mt	Grade g/t	Contained Moz	Tonnes Mt	Grade g/t	Contained Moz
Stockpile
	Gold Quarry	9.6	2.07	0.63				9.6	2.07	0.63
	Tri-Star/Genesis	1.2	2.93	0.11				1.2	2.93	0.11
	Carlin	2.5	2.69	0.22				2.5	2.69	0.22
	Goldstrike UG	0.021	9.15	0.0062				0.021	9.15	0.0062
	Goldstrike OP	48	2.66	4.1				48	2.66	4.1
	Stockpile Subtotal	61	2.58	5.1				61	2.58	5.1

Open Pit
	Gold Quarry	2.2	2.98	0.21	140	1.66	7.4	140	1.68	7.6	4.7	1.6	0.24
	Tri-Star/Genesis	0.10	1.95	0.0063	28	1.39	1.3	28	1.39	1.3	4.5	0.9	0.13
	Goldstrike	5.1	3.44	0.56	4.7	3.40	0.52	10	3.42	1.1	0.65	2.3	0.047
	Carlin	0.082	0.67	0.0018	2.6	0.63	0.053	2.7	0.63	0.055	2.5	0.5	0.040
	Rain/Emigrant				16	0.42	0.22	16	0.42	0.22	0.4	0.4	0.0053
	Lantern				20	0.93	0.59	20	0.93	0.59	3.0	0.9	0.090
	Open Pit Subtotal	7.5	3.25	0.79	210	1.48	10	220	1.54	11	16	1.1	0.55
	Surface Total	69	2.65	5.8	210	1.48	10	280	1.77	16	16	1.1	0.55

Underground
	Leeville	13	8.91	3.7	5.8	9.28	1.7	19	9.03	5.4	0.74	9.1	0.22
	Portal Mines	2.9	7.47	0.7	5.5	6.53	1.1	8.4	6.85	1.8	1.8	6.5	0.37
	Goldstrike	19	7.88	4.7	5.3	7.12	1.2	24	7.71	5.9	2.5	8.9	0.71
	Underground Total	34	8.23	9.1	17	7.68	4.1	51	8.05	13	5.0	8.1	1.3

Total (excluding South Arturo)		100	4.52	15	230	1.94	14	330	2.74	29	21	2.8	1.8
South Arturo (60%)		7.9	2.23	0.57	8.6	1.61	0.44	16	1.90	1.0	3.5	1.4	0.16
Carlin Total		110	4.35	16	230	1.93	15	350	2.70	30	24	2.6	2.0

Notes:

Mineral Resources are reported above at 100% basis except for South Arturo which is reporting at 60%. Barrick’s and Newmont’s attributable shares of the Mineral Resources are 61.5% and 38.5%, respectively.

The Barrick 2018 mineral resources were reported on an exclusive basis and exclude all areas that form mineral reserves; the Barrick 2019 Mineral Resources, including the Barrick-Contributed Mines associated with the Carlin Complex, are reported on an inclusive basis and include all areas that form Mineral Reserves, reported at a Mineral Resource cut-off and associated commodity price. As a result, the respective Barrick 2018 Mineral Resources are not directly comparable to that of the Barrick or Carlin Complex 2019 Mineral Resources.

The Mineral Resource estimate has been prepared according to CIM (2014) Standards.

The Mineral Resources were estimated using cut-off grades (COGs) of 0.21 g/t Au to 6.38 g/t depending on mine location, processing plant, and mining method.

All Mineral Resources in this table are reported inclusive Mineral Reserves.

Open pit Mineral Resources are those within a $1,500/oz cones or autopits.

Underground Mineral Resources utilize $1,500/oz MSO (Mine Stope Optimizer).

Numbers may not add due to rounding.

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Table 1-2: Carlin Complex Gold Mine Mineral Reserves (Metric) Summary as of December 31, 2019

		Proven			Probable			Total

Carlin Complex		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained

		Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Stockpile
	Gold Quarry	9.6	2.07	0.63				9.6	2.07	0.63
	Tri-Star/Genesis	1.2	2.93	0.11				1.2	2.93	0.11
	Carlin	2.5	2.69	0.22				2.5	2.69	0.22
	Goldstrike UG	0.021	9.15	0.0062				0.021	9.15	0.0062
	Goldstrike OP	47	2.68	4.0				47	2.68	4.0
	Stockpile Subtotal	60	2.59	5.0				60	2.59	5.0
Open Pit
	Gold Quarry	1.4	2.96	0.14	58	2.04	3.8	59	2.06	3.9
	Tri-Star/Genesis	0.080	1.66	0.0043	21	1.31	0.89	21	1.31	0.89
	Goldstrike	4.7	3.68	0.55	4.3	3.64	0.51	9.0	3.66	1.1
	Rain				12	0.40	0.16	12	0.40	0.16
	Open Pit Subtotal	6.2	3.49	0.69	96	1.74	5.3	100	1.85	6.0
	Surface Total	66	2.68	5.7	96	1.74	5.3	160	2.12	11

Underground
	Leeville	9.0	10.32	3.0	3.8	10.63	1.3	13	10.41	4.3
	Portal Mines	2.0	8.44	0.54	3.2	7.73	0.79	5.2	8.00	1.3
	Goldstrike	10	9.53	3.2	2.5	9.06	0.73	13	9.44	3.9
	Underground Total	21	9.76	6.7	9.5	9.24	2.8	31	9.60	9.5
Total (excluding South Arturo)		88	4.40	12	110	2.42	8.2	190	3.32	21
South Arturo (60%)		3.5	3.53	0.40	1.4	2.67	0.12	4.9	3.28	0.52
Carlin Total		91	4.37	13	110	2.42	8.3	200	3.32	21

Notes:

Mineral Reserves are reported above at 100% basis except for South Arturo which is reporting at 60%. Barrick’s and Newmont’s attributable shares of the Mineral Reserves are 61.5% and 38.5%, respectively.

The Mineral Reserve estimate has been prepared according to CIM (2014) Standards.

The Mineral Reserves were estimated using cut-off grades (COGs) of 0.21 g/t Au to 7.99 g/t depending on mine location, processing plant, and mining method.

Open pit and underground Mineral Reserves are reported at a gold price of $1,200/oz within mine designs.

Numbers may not add due to rounding.

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Figure 1-1: Location Map for Carlin Complex

OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Carlin Complex
HUMBOLDT
ELKO
WASHOE
PERSHING
LANDER
EUREKA
WHITE PINE
CHURCHILL
LYON
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
West Wendover
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Las Vegas
80
15
215
Legend
Nevada State Capital
Town/City
Nevada Interstates
Roads
Nevada Counties
N
0
40
80
120
160
Miles
Kilometers
0
60
120
180
240
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Figure 1-1

Carlin Complex Location Map

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines
and is for reference only. Locations are approximate.

NEVADA GOLD MINES

By J.Renas - Plot Date: 2/18/2020 - Last Revision 01/14/2020

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1.1.	ECONOMIC ANALYSIS

This section is not required as Barrick is a producing issuer, the Complex is currently in production, and there is no material expansion of current production planned.

1.2.	TECHNICAL SUMMARY

Property Description and Location

The Carlin Complex is in Eureka County, near the towns of Carlin and Elko, Nevada USA within the high desert of the Basin and Range physiographic providence. The latitude and longitude of the center of the Carlin Complex is 40.778, and -116.197. The Carlin Complex mines are located within the Carlin Trend, a 64 kilometres (~40 miles) long concentration of multiple gold deposits. The mines are spread over the entirety of this 64 kilometre trend, at an elevation range of 1,585 to 2,720 metres (5,200 to 6,800 ft) above sea level.

Land Tenure

The plan boundaries of the Carlin Complex encompass more than 22,250 hectare (55,000 acres) which include about 12,141 hectares (30,000 acres) of private land (surface and minerals) owned or controlled by NGM, and approximately 10,117 hectares (25,000 acres) owned by the United States government that are administered by the United States Bureau of Land Management (BLM). These rights are owned or controlled through ownership of various forms of patents issued by the United States federal government and by ownership of unpatented mining and millsite claims held subject to the paramount title of the United States federal government.

Infrastructure

Mining has been an active industry in northern Nevada for more than 150 years. Elko, Nevada is a local hub for mining operations in northern Nevada and many services necessary for mining operations are readily available. A considerable amount of site infrastructure, including seven process plants (including roasters, autoclaves, and leach pads), maintenance workshops for heavy and light duty equipment, multiple tailings facilities, and waste facilities; offices, roads and rail connections; power, process and potable water facilities; and communication facilities are contained within the Carlin Complex.

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History

Initial prospecting for the Carlin Complex began in the South Area around Gold Quarry in 1870. By 1935, several small underground and surface mines had produced a few hundred tonnes of copper, lead, and barite. In 1925, a gold deposit was developed about 19 kilometres southeast of the Carlin deposit and is known as the Maggie Creek claims. The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at Bootstrap from 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise.

The first discovery of gold in the Goldstrike Mine property was in 1962 by Atlas Minerals. Continued exploration by soil samples and drilling discovered low-grade gold mineralization at shallow depth. Until the first deep hole was drilled in 1986 at Post, discovering the Deep Post deposit. Exploration drilling from 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle, and Griffin.

Newmont commenced exploration on the Carlin Trend in 1961, investigating the Bluestar mine and Maggie Creek claims (Heitt, 2002). However, as negotiations to acquire the deposits were not successful, Newmont focused on exploring jasperoid outcrops located 4.5 kilometres southeast of Bluestar subsequently delineating the North Carlin deposit. Mining commenced with an open pit at Carlin in 1965. During the late 1980s, higher grade refractory mineralization was discovered in the north Carlin area. The South Area mines, Gold Quarry and Rain deposits, were discovered in 1980, and an additional 10 deposits were identified by 1988.

Geology

Gold deposits in the Carlin Complex operations are hosted by lower Paleozoic sedimentary rocks that are subdivided into three major packages: 1) an autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks); 2) an allochthonous, predominantly eugeoclinal sequence (western assemblage rocks); and 3) a late Mississippian overlap assemblage.

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Early phase contractional thrusts and anticlines form important structural traps across the Carlin Trend. The orientation of mineralized stratigraphy and structures across the entire Carlin Trend correlate with orientations generated by earlier deformational events. These orogenic and tectonic events formed broad amplitude, N25º–35ºW-trending, northerly-plunging anticlines within autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows. All Carlin Complex deposits discovered have been within or adjacent to these windows. Structures on the Carlin Complex record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation.

Gold mineralization was emplaced approximately 39 Ma ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the intrusive rocks. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. Also, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts.

Mineralization consists primarily of micrometer-sized gold and sulfides disseminated in zones of siliciclastic and decarbonated calcareous rocks and commonly associated with jasperoids. Mineralization is predominantly oxides, sulfides, or sulfide minerals in carbonaceous rocks, and the ore type determines how it is processed.

Exploration Status

To date, surface geological mapping and prospecting has been completed on the Carlin Complex, with pit mapping on-going. Over 77,000 core and reverse circulation (RC) holes have been drilled on the Complex to the end of 2019. Geochemical soil and rock sampling were carried out on the Carlin Complex in early exploration phases. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole induced polarization (IP); direct-current (DC) resistivity; controlled source audio magnetotellurics (CSAMT) and magnetotellurics (MT); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, surveys identify subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed frequently, from daily in the active mining and process areas, to every other year where no exploration or mining is occurring.

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In 2019, 19 exploration projects exclusive of grade control drilling were conducted on the Newmont-Contributed Mines, which included 14 underground programs and five surface programs. These programs included initial drill testing, infill drilling, and reserve definition drilling for a total of 42,108 metres using both RC and diamond core drilling methods. These programs began before the NGM JV but continued after the transaction was closed on July 1, 2019. The total drilling metres reported are for the full 2019 year.

In 2019, 15 growth and infill projects were conducted on the Barrick-Contributed Mines, which included initial drill testing, infill drilling, and reserve definition drilling for 736 drill holes for a total of 81,458 metres. The areas drilled included two underground exploration projects and three surface projects for 20,280 metres, three projects for Goldstrike open pit for 19,341 metres, and seven projects for Goldstrike underground for 41,837 metres. These projects used both reverse circulation and diamond core drilling with standardized approved assaying methods to facilitate the collection of structural, lithological, and mineralogical data. Drilling also included testing for new target zones and infill drilling to confirm ore reserves to extend known mineralization ahead of mining. These programs began before the NGM JV but continued after the transaction was closed on July 1, 2019. The total drilling metres reported are for the full 2019 year.

Mineral Resources

The Mineral Resource estimate has an effective date of December 31, 2019. The Mineral Resources are reported inclusive of Mineral Reserves. Total Measured and Indicated Mineral Resources for the Carlin Complex, exclusive of South Arturo, are estimated to be 330 Mt at 2.74 g/t Au for 29 Moz of gold, with an additional Inferred Mineral Resources of 21 Mt at 2.8 g/t Au for 1.8 Moz of gold as of December 31, 2019 (on a 100% basis, excluding South Arturo).

The Carlin Complex has experienced on-site staff dedicated to maintaining block models. Different resource estimation procedures and block models are used to estimate the different open pit and underground resources on the Carlin Complex. Grade estimation was completed using Inverse Distance Weighting (IDW), Ordinary Kriging (OK), Localized Indicator Kriging (LIK) and IDW using Dynamic Anisotropy (DA/IDW) with Maptek Vulcan™. Mineral Resources were classified as Measured, Indicated, and Inferred Resources based on a combination of drilling density, geological continuity, spatial grade continuity, confidence and conditional simulation drill spacing studies. All

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blocks that have an estimated gold grade were subsequently classified based on the confidence in the estimation. Validation procedures were undertaken on the estimations. These included comparison of global mean grades, visual comparisons to composite grades, comparisons to reconciliation (when available), change of support corrections estimated using discrete Gaussian model under a diffusion model assumption (DGM or HERCO), grade-tonnage curves, slope of regression calculations, comparison to nearest neighbour analysis (bias check at the 0 cut-off), and swath plots.

Mineral Reserves

The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses cut-off grade estimates, confidence ratings, and economic assessment for validation. The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to Canadian Institute of Mining (CIM) (2014) Standards.

Total Proven and Probable Mineral Reserves for the Carlin Complex, exclusive of South Arturo, are estimated to be 190 Mt at 3.32 g/t Au, containing 21 Moz of gold as at December 31, 2019 (on a 100% basis, excluding South Arturo). The Carlin Complex maintains a complex system of ore and low-grade stockpiles, making up approximately 24% of the total Mineral Reserves, which have been growing since the late 1980s.

The mine planning and economic analysis of the Carlin orebodies was developed from the LOM 2019 business plan. Detailed mine designs have been completed for all reserve open pits and underground mines using appropriate geotechnical parameters, mining methods based on geometry, mining access, geohydrological parameters, and costing structure based on the latest Life-of-Mine (LOM) plan.

Mining Methods

Open Pit

The Carlin Complex has three major open pit operations including Goldstrike, Gold Quarry and Goldstar (part of the Genesis/Tri-Star Complex). All three are truck and shovel operations. Blasting is required and blast patterns are laid out according to material type using rock type designations of

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hard, average, soft, or a combination of the three. The pit design varies between 6.1 metre to 12.2 metre (20 to 40 ft) benches and, where possible, up to 18.3 metre (60 ft) benches in the ore, though mined in 6.1 metre (20 ft) cuts. Slopes vary based on location.

The current mine equipment fleet will be used throughout the mine life and is shared with the other mines at the Carlin Complex. The number of loading and hauling units allocated to each deposit varies depending on the operational needs from the mine plans. The equipment list also includes the auxiliary equipment needed to support mining and the re-handling of the ore from the stockpile pad into the mill feeders.

Underground

The Carlin Complex has three major operating underground mines including Goldstrike underground, Leeville and the Portal Mines (including Pete Bajo and Exodus/Northwest Exodus). All mines utilize drift and fill and/or long-hole stoping and are accessed by shaft or portals. Ground conditions vary greatly in the different mining areas. Poor conditions in some areas are due to increased brecciation and/or alteration of original structures. Oxidation affects rock strengths in some areas and requires corrosion-resistant ground support. Generally low-strength rock conditions are the key factor in the mine design and mining method selection.

The underground mines utilize three forms of backfill including cemented rock fill (CRF), uncemented run of mine waste, and paste fill. All underground mines adhere to the ventilation requirements described in the Federal Metal and Non-metal Mine Safety, Health & Training Regulations 30 CFR 57.11050.

Secondary egress is provided through a series of escape raises and declines. In addition, there are refuge chambers strategically located throughout the mine in accordance with NGM’s Nevada refuge policies. The current underground production mobile equipment fleet across the Carlin Complex consists of load-haul-dump units, haul trucks, jumbos, longhole drills, bolters, and roadheaders. In addition, there are many function-specific utility vehicles and personnel carriers. The underground mining fleet can be shared across the different NGM operations as needed by the integrated mine plan.

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Mineral Processing

The Carlin Complex includes a series of integrated facilities to process ores from multiple open pit and underground sources, within the Carlin Complex as well as ore from other NGM mines. Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits. Ores are classified based on gold grade, level of oxidation, refractory characteristics (e.g., presence of preg-robbing components in ore) and proximity to processing facilities. An integrated process production plan is now used to maximize economic returns as a synergy that was unlocked by the formation of NGM. The processing operations contained on the Carlin Complex include roasters, autoclaves, and leach pads and are below:

●	Mill 5 (flotation and cyanide leaching)

●	Mill 6 (Roaster)

●	South Area Leach

●	North Area Leach

●	Emigrant Area Leach

●	Goldstrike Autoclave

●	Goldstrike Roaster

Metallurgical Recovery

NGM has developed recovery calculations based on evaluation of historical data and test work. They have changed over time as the ore and operations have changed. As a result, the mill process and associated recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning.

Market Studies

Gold is the principal commodity at the Carlin Complex and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. The Carlin Complex has many supply contracts in place for goods and services required to operate the open pit, underground mines and integrated processing facilities. The contracts for smelting and refining are normal course of business contracts for a large-scale producer.

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Environmental, Permitting, and Social Considerations

NGM has environmental teams and management systems to ensure that the necessary permits and licenses are obtained and maintained. These teams also carry out the required monitoring and reporting. Existing operations have been reviewed by the BLM and Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation (NDEP-BMRR). BLM Nevada Environmental Policy Act (NEPA) analysis under an EA or EIS can result in Determination of NEPA Adequacy (DNA), Findings of No Significant Impacts (FONSI), or Record of Decision (ROD). These determinations are issued by the BLM for those operations where a Plan of Operations (PoO) contain public lands. The PoOs are updated and amended, as necessary, to allow for continuation of mining or additional mine development. Expansions may also require additional baseline studies and NEPA analysis.

Tailings are analysed and reported quarterly as part of the Water Pollution Control Permits (WPCP) requirements. Tailings impoundments are engineered structures requiring separate approval and strict monitoring and reporting requirements as regulated by the NDEP. The tailings facilities are also closely monitored and inspected for geotechnical stability by the State Division of Water Resources (DWR).

Initial planning for closure is included within all proposals and reclamation plan documents during the permitting process. Closure planning is integrated with mine and reclamation planning to the extent practicable during active operations. Concurrent reclamation of lands as mining progresses is a primary objective of NGM. These reclamation plans are reviewed regularly and are revised at a minimum of every three years to ensure adequate financial assurances have been put in place for required reclamation activities. Approvals are required from both the BLM and NDEP for reclamation and closure plan amendments and bond adjustments.

All NGM’s surface activities, including reclamation, comply with all applicable Federal and State laws and regulations. The fundamental requirement, implemented in 43 CFR 3809, is that all hard rock mining under a PoO or Notice on the public lands must prevent unnecessary or undue degradation to the environment. The PoOs and any modifications to the approved PoOs must also meet the requirement to prevent unnecessary or undue degradation.

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Capital and Operating Cost Estimates

Current LOM capital costs for the Carlin Complex are estimated to be $2,182 million (on a 100% basis). The major capital cost for the open pit will be capitalized waste stripping at the Goldstrike, Gold Quarry, and Goldstar open pits; sustaining capital, which consists primarily of equipment replacement capital and tailings expansion; underground mine development at Goldstrike, Leeville, and the Portal Mines; and capitalized drilling.

The total operating cost has been estimated by the Carlin Complex based on historical costs and assumptions for mining activities over the LOM plan (2020-2038). The operating costs are considered to be appropriate for the mining methods and processing.

1.3.	RECOMMENDATIONS AND CONCLUSIONS

Conclusions

Based on the total synthesis of the work, NGM offers the following conclusions.

Accessibility, Climate, Infrastructure, and Physiography

The existing and planned infrastructure, availability of staff, existing power, water, and communications facilities, and methods whereby goods can be transported to the mining operations are well-established and well-understood by NGM given the decades of experience that Barrick and Newmont have from their previous mining operations on the Carlin Trend.

Within NGM’s ground holdings, there is sufficient area to allow for the operation of all required project infrastructure, and sufficient room remains if expansions to the existing infrastructure are required.

Mining operations can be conducted year-round.

Geological Setting and Mineralization

The understanding of the deposit settings, lithologies, and geologic, structural, and alteration controls on mineralization is sufficient to support estimation of Mineral Resources and Mineral Reserves;

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The mineralization styles and settings are well understood and can support declaration of Mineral Resources and Mineral Reserves.

The geological knowledge of the area is adequate to reliably inform mine planning.

Deposit Types

The understanding of the deposit type was appropriate in guiding initial exploration activities, is suitable for current exploration programs, and is sufficient to support estimation of Mineral Resources and Mineral Reserves.

Exploration

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Carlin Complex. The Carlin Complex retains significant exploration potential, and additional work is planned.

Drilling

The quantity and quality of the RC and core drilling, lithological and geotechnical data, collar and downhole survey data collected in the exploration, delineation, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sample Preparation, Analyses, and Security

The QPs consider that the sampling, sample preparation and analytical methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

Data Verification

The process of data verification for the Carlin Complex has been performed by NGM personnel and external consultancies contracted by NGM.

The QPs have reviewed the reports and are of the opinion that the data verification programs undertaken on the data collected from the Carlin Complex adequately support the geological

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interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

All QPs have visited the Carlin Complex within the last year: Charles Lynn Bolin is based out at the Carlin Complex and has visited all sites; Steven Yopps visited in November, 2019; Craig Fiddes has visited each site regularly in 2019; Jay Olcott visited the site before or during 2019.

Observations made during the site visits, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QPs’ personal inspections support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

The QPs also receive and review monthly reconciliation reports (refer to Section 15.5). These reports support use of the underlying data in the Mineral Resource and Mineral Reserve estimates.

Mineral Processing and Metallurgical Testing

In the opinion of the QPs, the 2019 updates to the recovery equations for the Goldstrike facilities should allow these facilities to meet or exceed production commitments from the mineralization contained within the reserves and resources. The annual throughput at the Goldstrike facilities has steadily increased in recent years reflecting well-operated and maintained assets. The 2019 updates to the average roaster recoveries for the Newmont-Contributed Mines are reasonable and should adequately reflect the recoveries possible from the mineralization contained within the reserves and resources.

Mineral Resource Estimation

The Carlin block models and grade estimations are constructed in line with standard industry practices and in the opinion of the QPs provides adequate support for the Resource and Reserve updates.

Mineral Reserve Estimation

The Carlin reserve estimations are constructed in line with standard industry practices and in the opinion of the QPs provides adequate support for the Resource and Reserve updates.

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Mining Methods

In the opinion of the QPs, the mining methods used are appropriate to the geological, geotechnical and hydrogeological characteristics of each deposit and employ conventional mining tools and mechanization. The LOM plan has been appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Carlin Complex. The equipment and infrastructure requirements required for life-of-mine operations are well understood. The LOM fleet requirements are appropriate to the planned production rate and methods. The information provided herein depicts the short- and mid-term mine plans through 2038. Mine production schedules are subject to revisions and modifications responding to the factors listed in Section 16.6.

Recovery Methods

In the opinion of the QPs, the metallurgical flowsheets, parameters and recovery estimates are appropriate to define the production for the different mineralization styles encountered in the deposits.

Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits.

Project Infrastructure

The QPs are of the opinion that no additional major mine facilities are anticipated based on the current Mineral Reserves. There is sufficient allocation for capital and operating costs for development of the deposit in the LOM financial plans and there is sufficient permitted space for residue disposal for the current LOM mining capacities.

Market Studies and Contracts

The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.

Metal prices used in this study have been set by Barrick and are appropriate to the commodity and mine life projections.

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Environmental Studies, Permitting, and Social or Community Impact

NGM currently has posted approximately $675 million in financial assurances in the form of letters of credit and surety bonds to cover mine closure costs for the Carlin Complex.

Carlin Complex operations have the required permits to operate or will be applying for the permits as required for mine development.

There are no specifically identified social or community requirements for the Carlin Complex, however, NGM is a prominent local business and applies industry best practice social and community engagement standards at its operation. Stakeholder engagement activities, community development projects and local economic development initiatives contribute to the maintenance and strengthening of the Carlin Complex SLTO.

Capital and Operating Costs

The QPs have reviewed the capital and operating cost provisions for the LOM plan that supports Mineral Reserves and considers that the basis for the estimates that include mine budget data, vendor quotes, and operating experience, is appropriate to the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

Appropriate provision has been made in the estimates for the expected mine operating usages including labour, fuel and power and for closure and environmental considerations.

Capital cost estimates include appropriate sustaining estimates.

RECOMMENDATIONS

Based on the total synthesis of the work, the QPs offer the following recommendations:

Sample Preparation, Analyses, and Security

It is the QPs’ opinion that Barrick-Contributed Mines should adopt a field duplicate sampling procedure for core holes. It is also the QPs’ opinion that Barrick-Contributed Mines should proceed with the planned adoption of using umpire labs to verify primary lab assay results.

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Mineral Processing and Metallurgical Testing

The QPs recommend the Newmont-Contributed processing mines/facilities transition from an average fixed recovery for each ore body, to a grade/recovery relationship for each process facility. The QPs also recommend additional focus on the identification of ore domains within the geologic model to ensure that future metallurgical test work continues to leverage the updates to the geologic model to best effect.

Mineral Resources

The QPs recommend NGM continue work to build consistency in the approach to all aspects of resource and reserve estimation across the Carlin Complex. The use of trace element geochemistry has been successful in improving many of the geologic models. It is recommended that this work should be continued across all geologic models within the Carlin Complex.

NGM should continue work to on its understanding of the controls on spatial distribution of elements that are important for ore routing and processing. Use this knowledge to improve estimation domains, parameters, and validation of these elements.

Resource classification is performed using a variety of approaches across the Carlin Complex deposits. It is recommended that resource classification methodology and potential for improvement be evaluated and optimized across the site.

Mineral Reserves

The QPs recommend NGM continue the stockpile sampling program to confirm the grades and metallurgical characteristics, especially stockpiles that will be processed within the short term.

NGM should also continue the hydrogeologic and geotechnical studies for the Carlin Complex underground mines to support mine extensions as defined in the LOM.

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2.	INTRODUCTION

The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Carlin Complex as of December 31, 2019. This report conforms to NI 43-101. The effective date of the Mineral Resource and Mineral Reserve estimates in this report is December 31, 2019, and information in this report is current as of that date unless otherwise specified.

Barrick is a publicly traded Canadian mining company with a large portfolio of operating mines and projects. Newmont is a publicly traded gold producer with a portfolio of operations and exploration projects, based in Denver, Colorado, USA. On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick-Contributed Mines, which includes the Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont-Contributed Mines, which include the Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. On July 1, 2019, the transaction closed, establishing NGM and Barrick began consolidating the operating results, cash flows and net assets of NGM from that date forward.

The Carlin Complex is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, north central Nevada, USA, approximately 38 mi northwest of Elko and 25 mi north of the town of Carlin.

The Complex consists of both open pit and underground operations. The major operations from north-to-south include; Goldstrike (both open pit and underground mines), North Area Carlin (multiple open pit mines including Tri-Star and Perry), Leeville (underground mine), Portal Mines (underground mines), Gold Quarry (open pit mine) and Rain/Emigrant (open pit mine).

A large amount of stockpiled ore, which has been accumulating since the late 1980s, makes up 25% of the Mineral Reserves.

Except for the purposes legislated under Canadian provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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2.1.	SOURCES OF INFORMATION

All QPs have visited the Carlin Complex within the last year: Charles Lynn Bolin is based out of the Carlin Complex and has visited all the sites; Steven Yopps visited in November, 2019; Craig Fiddes has visited each site regularly in 2019; and Jay Olcott had worked at the Goldstrike underground from 2003 until 2010 as a mine geologist, and then worked at various Newmont-Contributed mines on the Carlin Complex until July 1, 2019. He again visited the Goldstrike Underground Mine in April 2019.

Discussions were held with the following NGM personnel:

●	Mr. Paul Wilmot, General Manager, Process

●	Mr. Duncan Bradford, General Manager Mining OP and UG

●	Ms. Tricia Evans, Mineral Resource Manager

●	Ms. Celeste Wilson, Resource Manager

●	Mr. Stuart Wilson, Carlin Surface open pit Chief Engineer

●	Mr. Graeme Stroker, Goldstrike open pit Chief Engineer

●	Ms. Heather Orr, Leeville underground Chief Engineer, PE

●	Mr. William Newman, Portal Mines underground Chief Engineer

●	Mr. John Stefanic, Goldstrike underground Chief Engineer

●	Mr. Michael Deal, Goldstrike Process Manager

●	Mr. Michael McGlynn, Operations Superintendent, Carlin Process

Certain operations of the Carlin Complex have been the subject of Technical Reports and resource/reserve technical audits as follows:

Barrick-Contributed Mines: Goldstrike

●	March 22, 2019, Technical Report on the Goldstrike Mine, Eureka and Elko Counties, Nevada, USA, Roscoe Postle Associates Inc.

●	April 25, 2017, Technical Report on the Goldstrike Mine, Eureka and Elko Counties, Nevada, USA, Roscoe Postle Associates Inc.

●	March 2012, NI 43-101 Technical Report, RPA (RPA, 2012)

●	December 2010, Mineral Reserve & Resource Review, RPA

●	December 2008, Mineral Reserve & Resource Review, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA)

●	June 29, 2008, 2008 Mid-year Model Review, Resource Modeling Inc.

●	January 2006, Reserve Procedure Audit, Scott Wilson RPA

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●	February 7, 2005, Review of Mineral Reserve Estimation Procedures, Scott Wilson RPA November 2004, Sarbanes Oxley Review, Scott Wilson RPA

Newmont-Contributed Mines:

●	All Carlin Open Pit and Underground Resource Model and Geology R&R Review/NI 43-101, Newmont (2019)

●	Gold Quarry R&R Database audit, AMEC (Wood.) (June 2011)

●	Leeville Complex R&R Database audit, RPA (2011)

NGM considers data from the operations conducted by Barrick and Newmont to be reliable.

Mr. Bolin reviewed the underground and open pit mine planning and production and is responsible for Sections 15 and 16. Mr. Yopps is responsible for Sections 13 and 17. Mr. Fiddes reviewed the resource estimates and is responsible for Section 14. Mr. Olcott reviewed and is responsible for Sections 4 to 12. The authors share responsibility for Sections 1 to 3, and 18 to 27 of this report.

This report does not include information on the South Arturo property, located adjacent to the Goldstrike Mine, except where expressly indicated. South Arturo is a joint venture between Premier Gold Mines Limited (40%) and NGM (60%). The mineralized material from South Arturo is trucked to the Goldstrike Roaster and toll milled.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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3.	RELIANCE ON OTHER EXPERTS

This report has been prepared by NGM for Barrick and Newmont. The information, conclusions, opinions, and estimates contained herein are based on:

●	Information available to NGM at the time of preparation of this report; and

●	Assumptions, conditions, and qualifications as set forth in this report.

The properties and mineral rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA.

NGM has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Carlin Complex.

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4.	PROPERTY DESCRIPTION AND LOCATION

4.1.	MINERAL TENURE AND SURFACE RIGHTS

The Carlin Complex is located near the towns of Carlin and Elko Nevada, USA within the Carlin Trend the largest concentration of gold deposits in North America. The latitude and longitude of the center of the Carlin Complex is 40.778, and -116.197. Nevada mining and exploration companies have discovered over 40 deposits along the 64 kilometres (38-mile long), north-northwest-oriented Carlin Trend.

NGM is a joint venture between Barrick and Newmont. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%.

The Carlin Complex consists of both open pit and underground operations, advanced projects, seven processing facilities and associated infrastructure. The Carlin Complex’s operating mines and advanced projects include the Goldstrike open pit and underground operation, the Leeville underground mine, the Pete Bajo/Fence underground mine, the Exodus underground mine, the Genesis/Tri-Star open-pit complex (Goldstar and Silverstar), the Gold Quarry open pit, the Rain/Emigrant open pit and satellite open pit deposits (Perry and Green Lantern). Current land ownership is shown in Figure 4-1.

The plan boundaries of the Carlin Complex encompass more than 22,250 hectares (55,000 acres) which include about 12,141 hectares (30,000 acres) of private land (surface and minerals) owned or controlled by NGM, and approximately 10,117 hectares (25,000 acres) owned by the United States government that are administered by the BLM. These rights are owned or controlled through ownership of various forms of patents issued by the United States federal government and by ownership of unpatented mining and millsite claims held subject to the paramount title of the United States federal government. Patented and fee lands require annual payment of tax assessments to Elko and Eureka Counties. The Carlin Complex controls 1,306 unpatented mining and mill-site claims. The claims are located on public lands and are held subject to the paramount title of the United States federal government. The claims are maintained on an annual basis, and do not expire as long as the maintenance fee payments are timely filed with the BLM. Details of the claims are a matter of public record, available at the BLM Land & Mineral Legacy Rehost System (LR2000 website).

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Ownership maps for the individual operating areas are shown in Figure 4-2 through Figure 4-5.

A number of agreements exist with different parties, and these are monitored using a land management database. The data managed includes contractual obligations, leases, associated payments, parties to agreements, and locations and details of the properties that the agreements cover. All mining leases and subleases are managed and reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The database covers both monetary obligations such as lease payments and non-monetary obligations such as third-party required reporting, work commitments, taxes, and contract expiry dates. The agreements that NGM has with third parties on the Carlin Complex are monitored using this database.

Royalties

There are numerous royalties that pertain to the active mines within the Carlin Complex operations. Royalty payments vary, as the payments depend upon actual tonnages mined, and the amount of gold recovered from that mined material. The Goldstrike property has various royalty holders with a maximum overriding net smelter royalty of 4% and net profit interest royalties of between 2.4% and 6% over various parts of the property. In connection with the formation of NGM, each of Barrick and Newmont was granted a 1.5% net smelter returns royalty over the respective properties they contributed (including the Goldstrike and Newmont-Contributed Mines). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

Key royalty stakeholders are:

●	Franco-Nevada US: South Arturo, 4% - 9% variable Gross Smelter Royalty (GSR)

●	Franco-Nevada US: Gold Quarry, 7.29% Net Smelter Royalty (NSR)

●	Royal Gold: Carlin, Leeville 5% NSR

●	Sandstorm Gold Royalties: Emigrant/Rain, 1.5% NSR

●	EUX Royalty: Leeville, 1% GSR

●	Franco-Nevada US: Goldstrike, 2- 4% NSR, 2.4-6% Net Profit Interest (NPI)

●	Royal Gold Inc.: Goldstrike, 0.9% NSR

In addition, the State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. The tax is calculated and paid based on a prescribed net income formula, which is different from book income.

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Figure 4-1: Location Map for Operations on the Carlin Complex

South Arturo
Goldstrike
Autoclave, Roaster, Goldstrike Lab
North Area Leach
North Area
Carlin
Tri-Star, Green Lantern
Leeville
Portal Mines
Exodus/Northwest Exodus,
Pete Bajo
Gold Quarry
Mill 5, Mill 6, South Area Leach,
Gold Quarry Lab
Rain-Emigrant
Carlin
EUREKA
ELKO
Eureka
Elko
SR-766
SR-278
Legend
Mine Site Locations
Nevada State Capital
Town/City
Nevada Interstates
Roads
Nevada Counties
OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Winnemucca
Elko
Wells
Battle Mountain
Carlin
West Wendover
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Las Vegas
0 30 60 120 180 240 Miles

Figure 4-1

Carlin District Mines Location Map

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

0 1 2 4 6 8 10 Miles

0 2 4 8 12 16 Kilometers

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

NEVADA GOLD MINES

By J.Renas - Plot Date: 3/7/2020

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Figure 4-2: Land Ownership for Goldstrike

Legend
Goldstrike Plan of Operations (PoO)
Nevada Gold Mines (NGM) Owned Patented Land
USA Public Land Controlled by Nevada Gold Mines (NGM) Claims
Nevada Counties
37N 49E
36N 49E
36N 50E
35N 49E
35N 50E
ELKO COUNTY
EUREKA COUNTY
Goldstrike
Bootstrap Mine
Landing Strip
Well
Little Boulder Basin
Corral
Springs
Blue Star Mine

N

0 4,000 8,000 12,000 Feet

0 800 1,600 2,400 3,200 Meters

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Figure 4-2

Goldstrike Complex

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLDMINES

Plot Date: 3/7/2020

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Figure 4-3: Land Ownership for North Area Carlin and Carlin Underground

Legend
Carlin-Pete Plan of Operations (PoO)
Nevada Gold Mines (NGM) Owned (Fee) Land
USA Public Land Controlled by Nevada Gold Mines (NGM) Claims
36N 49E
36N 50E
North Area Leach
Leeville
Genesis-Bluestar
35N 50E
35N 51E
35N 49E
Carlin
EUREKA COUNTY
0 4,000 8,000 12,000 Feet
0 800 1,600 2,400 3,200 Meters
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Figure 4-3

North Area Carlin/Leeville/Portal Mines

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLDMINES

Plot Date: 3/7/2020

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Figure 4-4: Land Ownership for Gold Quarry

Legend
South Area Plan of Operations (PoO)
USA Public Land Controlled by Nevada Gold Mines Claims
Nevada Gold Mines (NGM) Owned (Fee) Land
Nevada Counties
NGM Owned (Fee) Surface Land
North-South Haul Road
34N 51E
34N 52E
33N 51E
33N 52E
Gold Quarry
EUREKA COUNTY
ELKO COUNTY
Water Tank
Gravel Pit
AQUEDUCT
N
0
4,000
8,000
12,000
Feet
Meters
800
1,600
2,400
3,200
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.
Figure 4-4
Gold Quarry Complex
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLDMINES
Plot Date: 2/18/2020

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Figure 4-5: Land Ownership for Rain/Emigrant

Legend
Rain-Emigrant Plan of Operations (PoO)
Nevada Gold Mines (NGM) Owned (Fee) Land
NGM Owned (Fee) Minerals
NGM Leased Minerals
USA Public Land Controlled by Nevada Gold Mines Claims
Spring Canyon Mountain
32N 53E
31N 53E
31N 54E
ELKO COUNTY
Rain
Emigrant
RANGE
Canyon
Beards Creek
Mud
Springs
4WD

N

0 4,000 8,000 12,000 Feet

0 800 1,600 2,400 3,200 Meters

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Figure 4-5

Rain-Emigrant Complex

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLDMINES

Plot Date: 2/18/2020

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In order to minimize environmental liabilities on the property, NGM has secured all required environmental permits and conducts work in compliance with these permits. Additionally, NGM complies with all applicable legal and other obligations. Within NGM’s ground holdings, there is sufficient area to allow for the operation of all required project infrastructure, and sufficient room remains if expansions to the existing infrastructure are required. The QPs are not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1.	ACCESSIBILITY

Primary access to the Carlin Complex is from Interstate 80. Access for the Carlin Complex is generally from Elko, NV, 26 miles west on Interstate I-80 to Carlin, Nevada which is the closest town to the mine sites and is located just off the Interstate. In addition, various alternate access routes use Nevada State Route 766, and Elko and Eureka County roads. These roads are well maintained, and most are paved.

The Carlin Complex is also crossed by a network of gravel roads, providing easy access to various portions of the site. All roads are suitable for all weather conditions. However, in extreme winter conditions, roads may be closed for a few hours for snow removal.

The Union Pacific Rail line runs parallel to Interstate 80 in the area of the Carlin Complex. NGM operates the Dunphy Rail Terminal, which is located 43 kilometres (27 miles) west of Carlin, for the transportation of bulk commodities such as lubricants, fuel, and mill balls. These bulk commodities are transported from the Dunphy Rail Terminal over the road via commercial trucking services to each site. Improved logistics for the transport of bulk commodities through the Dunphy Rail Terminal to all operations within NGM was a synergy unlocked by the formation of the joint venture.

Elko, the nearest and largest city to the Carlin Complex, is serviced by daily commercial flights to Salt Lake City, Utah.

5.2.	CLIMATE

The Carlin Complex is situated in the high desert region of the Basin and Range physiographic province. Precipitation averages 23 to 33 cm (9 to 13 inches) per year across the Complex primarily derived from snow and summer thunderstorms. There are warm summers and generally mild winters

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however overnight freezing conditions are common during winter. The mean annual temperature is 10°C (51ºF) and ranges from minus 39°C to 40°C (minus 38ºF to 104ºF).

The effect of climate on the operations is minimal and operations are possible at the project year-round.

5.3.	LOCAL RESOURCES AND INFRASTRUCTURE

The Carlin Complex is located in a major mining region and local resources including labour, water, power, natural gas, and local infrastructure for transportation of supplies are well established. Mining has been an active industry in northern Nevada for more than 150 years. Elko (pop. 20,300) is a local hub for mining operations in northern Nevada and services necessary for mining operations are readily available. The majority of the workforce lives in the nearby towns of Elko, Carlin (pop. 2,400), Spring Creek (pop. 12,400), and Battle Mountain (pop. 3,600).

Surface rights and sufficiency of the rights to support current and planned mining operations is discussed in Section 4.0.

Currently, the major infrastructure for the Carlin Complex are:

●	Underground and open pit mines with production from several mineralized zones;

●

The physical plant sites including the administrative office complexes and associated facilities, the open pit and underground mine workings and associated facilities, ore processing plants and associated facilities such as laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, and warehouses;

●	Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment; and

●	Surface and underground infrastructure including mine ramps, headframes, hoists, ventilation raises, maintenance shops, and mobile equipment fleets.

Detailed site infrastructure is discussed in Section 18.

5.4.	PHYSIOGRAPHY

The Carlin Complex is situated within the Great Basin, a part of the Basin and Range geologic province. This environment is a high desert where there is relatively little precipitation.

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Carlin Complex operations are located between elevations of 1,585-2,072 m (5,200–6,800 ft) above mean sea level.

The vegetation found in this area consists of primarily shrubs such as sagebrush and rabbitbrush. Juniper trees and a variety of grasses are also present. In general, vegetation is relatively sparse.

5.5.	COMMENTS ON ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

In the opinion of the QPs, declaration of Mineral Resources and Mineral Reserves are supported with the following findings:

●

The existing and planned infrastructure, availability of staff, existing power, water, and communications facilities, and methods whereby goods can be transported to the mining operations are well-established and well-understood by NGM given the decades of experience that Barrick and Newmont have from their previous mining operations on the Carlin Trend;

●

Within NGM’s ground holdings, there is sufficient area to allow for the operation of all required project infrastructure, and sufficient room remains if expansions to the existing infrastructure are required; and

●	Mining operations can be conducted year-round.

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6.	HISTORY

6.1.	DISTRICT HISTORY

Initial prospecting for the Carlin Complex began in the South Area around Gold Quarry in 1870. By 1935 several small underground and surface mines had produced a few hundred tonnes of copper, lead, and barite. In 1925, a gold deposit was developed about 19 kilometres southeast of the Carlin deposit and is known as the Maggie Creek claims. Mining started here as an open-pit mine, using steam shovels and approximately 54 tonnes of mineralized material was extracted in 1936 (Castor and Ferdock, 2003).

Early mining activities in the northern Carlin Complex included exploitation of the Lynn Creek gold placers in 1907, antimony from the Bootstrap area in 1918, the Big Six auriferous quartz veins in the 1930s, the Number 8 turquoise mine in 1925, and disseminated gold from the Bootstrap deposit in 1958.

6.2.	HISTORY OF THE CARLIN COMPLEX

Barrick-Contributed Mines

The following history of the Goldstrike property was obtained from Keith Bettles’ report (Bettles, 2002) and includes the history of both the Goldstrike open pit (Betze-Post) and Goldstrike underground (Meikle and Rodeo).

The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at Bootstrap from 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise. At the Goldstrike, the only evidence of early mining activities is small workings for mercury of unknown age, located along the Post Fault Zone, south of the Meikle deposit.

The first discovery of gold in the Goldstrike Mine property was in 1962 by Atlas Minerals. Soil samples and drilling discovered low-grade gold mineralization. No further work was conducted until

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an increase in gold price was seen in 1973 to 1974, which led the Nevada Syndicate (funded by Lac Minerals) to re-evaluate the area. Using various exploration methods, shallow mineralization in the Long Lac and Winston areas was outlined. Polar Resources (Polar) in 1975, followed by Pancana Minerals Ltd. (Pancana) from 1976 to 1977, delineated the Number 9 deposit and several low-grade zones within the Goldstrike intrusion to the east of Nevada Syndicate property. From 1975 to 1977, Polar and Pancana operated a small open pit and heap leach.

In 1978, Western States Minerals Corporations (WSMC) entered into a 50/50 joint venture with Pancana, which had consolidated the various claims and leases in Goldstrike. The bulk of the production was from oxidized zones, chiefly from the Long Lac, Bazza, and West Bazza deposits, plus some production from deposits within the Goldstrike intrusion. The Post deposit was discovered in 1982. Exploration continued until 1986 when a deep core hole was drilled at Post and the Deep Post deposit was discovered.

American Barrick Resources Corporation acquired the mine and properties from WSMC (50%) in December 1986 and subsequently purchased Pancana’s interest (50%) in January 1987 for a total purchase price of $62 million. An aggressive deep drilling program outlined the large, high-grade Deep Post deposit, which was subsequently found to continue onto the adjacent property owned by Newmont. Exploration drilling from 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle, and Griffin.

Additional drilling in 1987 and 1988 expanded the reserve to justify bringing the Betze-Post deposit into production by open pit methods. Even though the deposit was deep, the size and grade allowed for economic development. Heap leach ore production from the Betze-Post pit continued from the time of purchase to the end of 1998. Oxide mill ore processing started in August 1988 and the autoclave portion of the mill, which oxidizes sulphide ores, commenced operation in early 1990. The processing of ores by the roaster began in 2000.

The Meikle deposit, formerly known as the Purple Vein, is located approximately 2.4 kilometres north-northwest of the Betze-Post deposit and is currently in production. The deposit is approximately 244 metres to 610 metres below the surface. Although there is very little gold at the surface above the Meikle, Rodeo/Goldbug, and Griffin deposits, there is extensive silicification of the rocks along fault zones and a weak arsenic anomaly has been detected in soil samples. The Meikle

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deposit was discovered in September 1989 when the tenth deep drill hole EX-89-4 intersected 165 metres of 14.1 g/t Au from 398 metres to 562 metres. This hole was targeted at an inferred structural intersection associated with induced polarization (IP) geophysical and soil geochemistry anomalies. Gold mineralization is absent at surface (in contrast to the Betze-Post deposit), although the area was the site of small-scale mercury workings in the 1940s.

Discovery of the Rodeo and Griffin deposits were part of the original deep exploration program. Both predate the discovery of Meikle. The discovery of the Rodeo deposit was in June 1988 and Griffin in July 1988. Their development since discovery has been significantly aided by the knowledge gained from the Meikle mine and from the underground access from the Meikle mine.

On May 3, 1999, Newmont and Barrick completed a transaction known as the asset exchange. The purpose of the asset exchange was to rationalize the ownership and control of both the surface and subsurface estates that were jointly owned by the parties and to reduce the number of complex agreements that were needed to permit efficient operation and development of properties owned by both companies.

As a result of these exchanges, Goldstrike obtained: (1) the land needed for the development of the west end of the Betze-Post open pit; (2) control of the open pit, including the right to backfill the pit; (3) control of other lands important to its security that were needed for waste rock facilities; (4) the underground deposits adjacent to its Meikle and Rodeo mines.

The 1999 Asset Exchange with Newmont resulted in the acquisition by Barrick of the Goldbug (the southern portion of Rodeo), West Rodeo, Barrel, and North Post deposits. These deposits were in the Newmont land corridor separating the Betze-Post and Meikle mines. The Banshee property north of the Meikle was also part of the exchange.

Newmont-Contributed Mines

Newmont commenced exploration on the Carlin Trend in 1961, investigating the Bluestar mine and Maggie Creek claims (Heitt, 2002). However, as negotiations to acquire the deposits were not successful, Newmont focused on exploring jasperoid outcrops located 4.5 kilometres southeast of Bluestar subsequently delineating the Carlin deposit. Mining commenced with an open pit at Carlin in 1965.

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In 1972, the Bluestar and Bootstrap deposits were acquired. In 1977, the Northstar deposit was discovered north of Bluestar. Mineralization was treated through Mill 1, an oxide mill.

During the 1970s, a number of processes were used to treat different ore types, including the addition of a flash chlorination circuit and a double oxidation process to Mill 1 and heap leach pads at Bootstrap and Maggie Creek.

The Gold Quarry and Rain deposits were discovered in 1980, and an additional 10 deposits were identified by 1988. As a result of the discoveries, additional processing facilities were constructed to treat the open-pit ores.

Newmont commissioned the Mill 2 oxide mill at Gold Quarry in 1985, followed by Mill 3 at Rain and Mill 5 at Gold Quarry in 1988, and Mill 4 in the North Area in 1989. The Mill 6 Roaster was commissioned at Gold Quarry in 1994. Oxide leach pads were also constructed at Rain, Gold Quarry, and the North Area.

During the late 1980s, higher grade refractory mineralization was discovered. Mining activities of this mineralization include:

●	Carlin East – located in the East Carlin pit in the North Area. Mining started in 1994; inactive since 2010;

●	Rain – located in the Rain pit south of Carlin. Mining started in 1994; inactive since 2002;

●	Deep Star – located in the Genesis pit in the North Area Carlin. Mining started in 1995 and closed in 2011;

●	Deep Post – located in the Betze Post pit. Mining started in 2001 and closed in 2009;

●	Leeville – Mining started in 2005 and is still in progress;

●	Chukar – located in the Gold Quarry pit. Mining started in 2002 and was completed in 2019;

●	Exodus – located in the Lantern pit in the North Area Carlin. Mining started in 2010 and is still in progress;

●	Northwest Exodus – accessed from the Exodus mine. Mining started in 2016 and is still in progress;

●	Pete Bajo – located in the Pete pit in the North Area Carlin. Mining started in 2011 and is still in progress; and

●	Pete Bajo - Full House – Part of the Pete Bajo mine, located between Pete Bajo and Leeville with material extracted through both mines. Mining commenced in 2012 and

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was suspended in 2013; however, capital development to return to active mining recommenced in 2018.

6.3.	PRODUCTION HISTORY

Barrick-Contributed Mines

Production from the underground operations at Goldstrike for the past 10 years is listed in Table 6-1.

Table 6-1: Historical 10-Year Underground Mine Production - Goldstrike

Mine	Production (years)	Ore Produced (Mtonnes)	Contained Ounces (koz)	Mine Status
Goldstrike Underground	2010-2019	12.73	3,874	Active

Production from the open pit operations at Goldstrike for the past 10 years is listed in Table 6-2.

Table 6-2: Historical 10-Year of Open Pit Mine Production - Goldstrike

Mine	Production (years)	Ore Produced (Mtonnes)	Contained Ounces (koz)	Mine Status
Goldstrike Open Pit	2010-2019	56.06	7,488	Active

Production at Goldstrike has varied on an annual basis, with the largest annual variance in production being the open pit mining, where ore production is a function of the ore availability in the pit. The large annual variance is smoothed through the use of stockpiles.

Newmont-Contributed Mines

Production from open pit operations including North Area Carlin (Tri-Star), Gold Quarry and Emigrant for the last 10 years is summarized in Table 6-3 by mine.

Table 6-3: Historical 10-Year Open Pit Mine Production - Carlin

Mine	Historical Production (years)	Ore Produced (Mtonnes)	Contained Gold (koz)	Mine Status
Gold Quarry	2010-2019	66.34	3,387	Active
Emigrant	2010-2019	71.56	1,298	Inactive
Tri-Star	2010-2019	46.83	1,967	Active

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Production for the underground operations at Carlin including Leeville, Pete Bajo, Chukar and Exodus, by mine site, is presented in Table 6-4 by mine.

Table 6-4: Historical 10-Year Underground Mine Production—Carlin

Mine	Historical Production (years)	Ore Produced (Mtonnes)	Contained Gold (koz)	Mine Status
Chukar	2009 – 2019	3.73	793	Closed
Exodus	2010 – 2019	3.32	835	Active
Leeville	2009 – 2019	16.9	5,769	Active
Pete Bajo	2011 – 2019	2.06	590	Active

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7.	GEOLOGICAL SETTING AND MINERALIZATION

7.1.	REGIONAL GEOLOGY

The geology of northern Nevada displays a complicated sequence of orogeny and tectonism, summarized below from Stewart (1980) and Jory (2002):

●

Lower Paleozoic: From the Cambrian to Early Mississippian, the northern portion of Nevada was situated along a stable paleo-continental margin. A westward-thickening, prism-shaped sedimentary package was deposited from the outer margins of the paleo-continental shelf into an adjacent oceanic basin. The western sedimentary package comprised predominantly siliciclastic rocks whereas the eastern portion of the sedimentary package consisted mainly of silty carbonate rocks;

●

Late Devonian-Early Mississippian: Compressional tectonism associated with the Late Devonian to Middle Mississippian Antler Orogeny resulted in regional-scale folding and east-directed imbricate thrusting of the westernmost siliciclastic package over the eastern carbonate package along the Roberts Mountains Thrust. The accreted mass formed the Antler highlands. Erosion during the Middle Mississippian to Early Pennsylvanian shed an easterly-directed overlap assemblage of clastic rocks;

●

Mesozoic: Late Paleozoic tectonism during Early to Middle Pennsylvanian time (Humboldt Orogeny) was followed by deposition of shelf carbonate sequences during Middle Mississippian to Early Pennsylvanian. A third period of resumed uplift and folding, possibly related to the Early Triassic Sonoma Orogeny, was followed by yet another period of eastward-directed folding and thrusting during the Early Cretaceous Sevier Orogeny. These uplifts were accommodated by north-northwest striking faults and associated north0nothwest trending upright folds;

●	Late Jurassic: Late/post-Elko Orogeny plutonism included c. 158 Ma emplacement of the granodiorite Goldstrike stock, Little Boulder Basin and Vivian stocks/dikes, and contact metamorphism;

●	Eocene: Extension and magmatism with coeval main-stage (36–40 Ma) gold mineralization and Tertiary dikes; and

●	Miocene: 14–20 Ma basin-and-range extension occurred with north–south faulting, deposition of Carlin Formation volcaniclastic sediments in basins, and exposure of lower Paleozoic rocks.

The orogenic and tectonic events formed broad amplitude, N25º–35ºW-trending, northerly-plunging anticlines within autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows along the Carlin Trend, a 64- kilometres -long, northwesterly-trending alignment of predominantly carbonate-hosted gold deposits, which accounts for more gold production than any

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other mining district in the United States. From north to south these tectonic windows include Bootstrap, Lynn, Carlin, and Rain. All the Carlin Trend gold deposits discovered to date occur either within or proximal to these tectonic windows. A simplified geologic plan of the Carlin area is shown in Figure 7-1, and is comprised predominantly of the major deposits identified to date on the trend, including deposits that are not held by NGM.

The collision between Antler terrane and the North America plate induced higher crustal temperatures and pressures which produced numerous hot springs along the suture zone. Several episodes of subsurface magmatism are known to have occurred subsequent to the collision. During these episodes, and particularly during the Eocene epoch, hydrothermal fluids brought dissolved minerals toward the surface, precipitating them out along fissures. Among these minerals were gold and silver. Most of the largest gold deposits lie within 107 metres of the Roberts Mountains Thrust at the base of the allochthon. A geochronologic study indicates that most of the gold in the Carlin Trend was emplaced over a short interval of time between approximately 42 and 36 Ma. Analyses of the sulphosalt galkhaite from the Rodeo deposit at the Goldstrike Mine have yielded a mineralization age of 39.8 ± 0.6 Ma.

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Figure 7-1: Simplified Geologic Map, Carlin Trend

From Rhys, Valli, Burgess, Heitt, Griesel and Hart (2015).

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7.2.	LOCAL AND PROJECT GEOLOGY

Project Geology

The stratigraphic sequence from the base is as follows: Silurian-Devonian Roberts Mountains (Roberts Mountains) Formation silty/fossiliferous/laminated limestones and sedimentary breccias; Devonian Popovich limestones, limey mudstones and sedimentary breccias; Devonian Rodeo Creek siltstones and argillites; and Ordovician Vinini Formation siltstones, mudstones, and cherts. These formations have been intruded by the Goldstrike stock and other Jurassic diorite dikes and sills as well as by Tertiary dikes and sills. The Vinini Formation rocks, which lie mostly east of the pit, have been thrust over the younger units along the Roberts Mountains. Unconformably overlying the older units are volcaniclastic sedimentary rocks, tuffs, and gravels of the Tertiary-aged Carlin Formation, which was succeeded by Quaternary alluvium.

The Slaven, Elder, and Vinini Formations contain similar lithologies and are usually collectively referred to as the Vinini Formation. The regional Roberts Mountains Thrust fault separates the Vinini Formation and the Rodeo Creek Unit. The Rodeo Creek Unit has been subdivided into four units: (1) a lower calcareous mudstone-argillite unit; (2) a calcareous sandstone unit; (3) a calcareous mudstone, siltstone, and argillite unit; and (4) an upper carbonaceous limestone unit.

The Popovich Formation is subdivided into four units: (1) the lower Wispy Unit, which consists of wispy laminated muddy to silty limestone with abundant interbedded debris flows; (2) the planar unit consisting of thin planar bedded muddy limestone, (3) the soft-sediment deformation unit of thick to medium bedded muddy to micritic limestone with occasional soft-sediment deformation features; and (4) the upper muddy limestone unit consisting of thin to medium bedded muddy limestone.

The Roberts Mountains Formation is subdivided by a facies change from north to south. In the south, from the Betze-Post open pit through the Rodeo underground mine, a thin bedded, planar laminated silty limestone basinal facies predominates with an upper coarse wispy laminated horizon. To the north of the Rodeo underground mine, the Bootstrap massive fossiliferous limestone is present. This facies relationship reflects a Roberts Mountains high related to reef development along the Paleozoic continental margin. The Popovich Formation thins to the north in response to the Roberts Mountains high, and both the Popovich and the Roberts Mountains units show local facies transitions with the Bootstrap limestone. At Betze-Post through Rodeo, there is a full section of Popovich, however, at

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the north end of Meikle, only the upper member of the Popovich is present. The Roberts Mountains high at Meikle has been accentuated by high and low angle reverse faulting.

The Hanson Creek Formation is a medium to thick bedded to massive dolomite to sandy dolomite. Drilling to date on the property has intercepted only the top of the Hanson Creek Formation. The Eureka quartzite thickness ranges from a massive to thinly bedded orthoquartzite with local lenses of dolomite. The Pogonip Group contains thin to thick bedded limestone, cherty limestone, and dolomite.

Local Settings

Gold deposits operated on the Carlin Complex in the Carlin Trend are hosted by lower Paleozoic sedimentary rocks that are subdivided into three major packages:

●	An autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks);

●	An allochthonous, predominantly eugeoclinal sequence (western assemblage rocks); and

●	A late Mississippian overlap assemblage.

The autochthonous sequence, comprising the Roberts Mountains, Popovich and the Rodeo Creek Formation, is host to the majority of gold deposits on the Carlin Trend and within the Carlin Complex operations, with most deposits occurring in the upper 400 to 500 metres, structurally beneath the Roberts Mountains thrust. The Roberts Mountains Formation is host to such gold deposits as Carlin, Betze, West Leeville, Pete, Screamer, Deep Post, Goldbug–Post, and Mike. The Popovich Formation and equivalent rocks are host to gold deposits at Betze–Post, Genesis–Blue Star, Gold Quarry (Deep West), Meikle, Goldbug–Rodeo, Deep Star, Bootstrap-Capstone, and Dee-Storm. The Popovich Formation is subdivided into four units: (1) the lower Wispy Unit, which consists of wispy laminated muddy to silty limestone with abundant interbedded debris flows; (2) the planar unit consisting of thin planar bedded muddy limestone, (3) the soft-sediment deformation unit of thick to medium bedded muddy to micritic limestone with occasional soft-sediment deformation features; and (4) the upper muddy limestone unit consisting of thin to medium bedded muddy limestone. The Rodeo Creek Unit has been subdivided into four units: (1) a lower calcareous mudstone-argillite unit; (2) a calcareous sandstone unit; (3) a calcareous mudstone, siltstone, and argillite unit; and (4) an upper carbonaceous limestone unit. The Rodeo Creek Formation and equivalent rocks are host to gold deposits in portions of Leeville and Goldstrike underground (Upper Rodeo).

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The allochthonous unit, consisting of the Vinini, Slaven and Elder Formations, is host to dominantly high-angle, structurally controlled and sheeted, vein-style gold deposits, such as Capstone, Big Six, Crow, and Antimony Hill.

The regional Roberts Mountains Thrust Fault separates the Vinini Formation and the Rodeo Creek Unit. The overlap assemblage hosts mineralization at the Rain and Emigrant deposits. Mineralization is developed within a brecciated contact zone (unconformity) at the base of Pilot Formation mudstones and extends as collapse breccia pipe bodies into the underlying Guilmette Formation limestones.

Local Structural Setting

Deposits vary on an individual scale, but have some similar structural features, including:

●	High-angle, northwest-striking fault sets that served as primary fluid conduits and are commonly filled by lamprophyric and monzonitic dikes;

●	High-angle northeast-striking faults that served as secondary conduits, particularly at structural intersections with northwest faults;

●	Broad to moderate amplitude anticlinal folds in autochthonous carbonate rocks; and

●	High-angle and stratabound, pre-mineralization stage, collapse breccia bodies.

Early phase contractional thrusts and anticlines form important structural traps across the Carlin Trend. The orientation of mineralized stratigraphy and structures across the entire Carlin Trend correlate with orientations generated by earlier deformational events. This suggests that reactivation of pre-existing structures and inheritance of pre-existing structural geometries are important controls on the localization of gold mineralization.

Structures on the property record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation. Stratigraphic formations have gentle dips except in the vicinity of high angle faults and along the western margin of the Goldstrike stock where bedding may be steeper. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post open pit. A detailed description of the structural setting can be found in a 2015 paper by Rhys (Rhys, 2015).

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Local Alteration Features

Pervasiveness and intensity of alteration varies both within and between gold deposits, depending on magnitude of the mineralizing system, nature of the host rock, and structural preparation. Mineralization is disseminated as gold-bearing pyrite and marcasite in replacement and/or breccia styles. Mineralization is associated with decalcification, dissolution breccia, structural breccia, silicification/silicified breccia, and clay alteration. Alteration styles may occur together but are commonly zoned outward from fluid conduits along permissive host horizons and within secondary structural features like low angle faults or folds.

Local Mineralization

Gold mineralization was emplaced approximately 39 Ma ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the intrusive rocks. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. For example, intense fracturing around the contact zone of the Goldstrike stock caused solution collapse and brecciation of the surrounding sedimentary units. Secondary fracture permeability was generated along the crests of anticlines, creating focal points for collapse breccia and dissolution zone formation. Finally, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts. Alteration is characterized by decalcification of limestone, silicification of all rock types, and clay development in structurally disturbed areas.

Figure 7-2 is a spectrum diagram, showing the different mineralization styles and deposit emplacements for mineralization along the Carlin Trend. Not all deposits marked in Figure 7-2 are held or operated by NGM.

Mineralization consists primarily of micrometer-sized gold and sulfides disseminated in zones of siliciclastic and decarbonated calcareous rocks and commonly associated with jasperoids. Mineralization is predominantly oxides, sulfides, or sulfide minerals in carbonaceous rocks, and the ore type determines how it is processed.

Research conducted on the micrometer to sub-micrometer gold occurrence typical of Carlin-type deposits (Hausen, 1967; Ramadorai, et al, 1991) indicate the small size of the gold and the

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disseminated nature of its occurrence are explained by the sulfidation of reactive iron in the host rock and fluid mixing. The remaining gold is found in microcrystalline quartz, kaolin and other clays, or in other forms of pyrite and marcasite.

Figure 7-2: Spectrum Diagram of Mineralization within the Carlin Trend

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7.3.	DEPOSIT DESCRIPTIONS

The deposit descriptions for the deposits amenable to open pit mining methods are discussed first, followed by those deposits that can be mined using underground methods.

7.4.	OPEN PIT DEPOSITS

Barrick-Contributed Mines - Goldstrike - Betze-Post

The Betze-Post deposit, the largest on the Carlin Trend, is divided into sub-deposits which, from east to west, are the Deep Post, Post, Betze, West Betze, and Screamer. Other zones within the pit are North Betze, West Barrel, and North Screamer.

Five generations of pyrite mineralization have been recognized at the Betze-Post open pit. Early stages of diagenetic pyrite, and coarse-grained pyrite in the metamorphic aureole of the Goldstrike diorite, are barren. Early hydrothermal, very fine-grained pyrite and marcasite grains of the third generation are coated by a 25 µm thick rind and cut by micro-veinlets of arsenic and gold bearing pyrite of the fourth generation. Barren, late hydrothermal coarse-grained pyrite and marcasite is accompanied by barite and stibnite. Sulphides make up approximately 2% by weight of the ore, locally up to 20%.

The gold bearing arsenian pyrite may be subdivided into coarse grained sulphides at ±200 µm diameter and fined grained at 10 µm to 20 µm, with the latter carrying proportionately much more gold. Gold at 0.05 µm to 0.1 µm is occluded in the iron sulphides. Approximately 10% to 20% of the gold is free, 20% to 30% is held in the fine-grained pyrite/marcasite, a few percent (generally less than 2%) is contained in coarse pyrite, and the balance is in very fine pyrite associated with clay.

Mineralization may be predominantly oxides, sulphides, or refractory or carbonaceous sulphides. Weathering alteration extends up to 200 metres in depth resulting in oxide mineralization, which overlies the refractory sulphides. Alteration has liberated gold by the destruction of pyrite and resulted in the formation of oxide and secondary sulphate minerals, which include goethite, hematite, jarosite, scorodite, alunite, and gypsum. The alteration is deepest in the Post deposit due to extensive fracturing and high pyrite content.

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Newmont-Contributed Mines - Carlin - Gold Quarry

The mineralization of Gold Quarry is generally bounded on the northwest by the northeast-striking Chukar-Alunite Fault zone, and on the southeast by the north–northeast-striking Deep Sulfide Feeder Fault zone. Mineralization is preferentially located in the hanging wall of the Chukar-Alunite Fault Zone and in the footwall of the Good Hope Fault. Gold mineralization is disseminated, with higher gold grades concentrated adjacent to structures.

Ten geologically distinctive mineral zones have been defined, referred to as Quarry Main, Deep West, Deep Sulfide Feeder, Chukar North, Chukar South, Good Hope, Mac, Magpie, Southwest, and Wedge.

Six major lithologic units are recognized in the Gold Quarry deposit from surface mapping and drill hole logging: Tertiary Carlin, Devonian Slaven, Devonian Rodeo Creek, Devonian Popovich, Silurian Roberts Mountains, and Ordovician Hanson Creek Formations.

The four main gold-hosting lithologies are:

●	Silty limestone sections of the Roberts Mountains Formation;

●	The upper 90 metres of the Popovich Formation consisting of silty limestone and calc-arenite;

●	Siltstone, siliceous mudstone, and cherty siltstone of the Rodeo Creek Formation; and

●	About 60 metres of upper-plate sedimentary rocks of the Marys Mountain sequence that consists of limy mudstone and siltstone.

Detailed surface mapping and drill hole interpretation indicates that there are four dominant fault sets at Gold Quarry. These include (from youngest to oldest): north striking basin-bounding, normal faults (Grey, and Tuff Faults), northeast-striking normal faults (Chukar, Alunite, Bad Attitude, and Deep Sulfide Feeder Faults), northwest-striking Good Hope reverse Fault, and low-angle Roberts Mountains thrust.

Oxide gold ore consists of minute particles of finely-disseminated native gold within the host rock. Oxidization of portions of the deposit may have occurred as a result of late hydrothermal acid-leaching and supergene leaching of the original refractory material. Oxide material is subdivided into oxide carbonate (OC) and oxide siliceous (OS) styles, based on the presence of carbonates. Refractory mineralization is subdivided into silica sulfide refractory (SSR), carbon sulfide refractory

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(CSR), and unoxidized carbonate (UC). Refractory conditions of each type are due to a combination of silica ± pyrite encapsulation of gold ± the presence of naturally activated organic carbon ± the presence of carbonate. These represent the unoxidized portions of the Gold Quarry deposit. Mineralization is associated with As, Sb and Hg.

Sulfidation, decalcification, and dolomitization of the Popovich and Roberts Mountains limestones and silicification of the Rodeo Creek siliciclastic rocks are the dominant alteration types associated with mineralization. Barite and clay-altered intrusive rocks have been noted in association with the Alunite and Good Hope Faults.

Newmont-Contributed Mines - North Area Carlin - Tri-Star (Silverstar and Goldstar)

The gold deposits at the Tri-Star complex (formerly Genesis) are developed along the Tuscarora, Turquoise, and Ridge anticlines within the Lynn Window. They occur over an area of about 3.2 kilometres long by 1.9 kilometres wide. The Silverstar deposit occurs in the hinge of the Tuscarora anticline whereas the Bluestar Point, Bobstar, Goldstar, and Payraise deposits occur on the more western anticlines. The anticlines are intruded in the north by the 158 Ma Goldstrike intrusion, a thick composite diorite–granodiorite sill complex.

Five major lithologic units are recognized in the Tri-Star deposit from surface mapping and drill hole logging: Tertiary Carlin, Devonian Rodeo Creek, Devonian Popovich, Silurian Roberts Mountains, and Ordovician Hanson Creek Formations.

Mineralization is preferentially developed in laminated silty limestone and bioclastic debris flows of the Popovich and Roberts Mountains Formations, but locally can also occur in contact metamorphosed calc-silicate hornfels, Rodeo Creek Formation siliceous mudstone, siltstone and calcarenite, Vinini Formation mudstone/quartz hornfels, and fractured Goldstrike intrusive margins. Gold deposits generally occur where mineralizing fluids exploited thrust faults, conjugate northwest- and northeast-striking normal faults, and anticline hinge zones. The deposits have dimensions that range from about 183 to 457 metres by 61 to 183 metres. Mineralization can be stratabound locally but is typically discordant to the formations along faults with thicknesses ranging from 15 metres to 91 metres.

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Newmont-Contributed Mines - North Area Carlin - Perry

The Perry deposit is located approximately 0.8 kilometres to the north-west of the Pete deposit. Mineralization is primarily hosted by silty limestones of the Roberts Mountains Formation and along the contact with the underlying Hanson Creek Formation, with only minor mineralization in the Hanson Creek Formation. The deposit is situated on the east limb of the Tuscarora anticline and lies on the northwest-striking, east-dipping Castle Reef Fault. The Castle Reef Fault is the main mineralizing conduit.

Gold is typically micron-sized and disseminated, similar to other Carlin deposits.

Newmont-Contributed Mines - North Area Carlin - Green Lantern

The Green Lantern deposit is located along the north–northwest-trending Tuscarora anticline and trends along the northeast striking Secret Fault at depths ranging from 213 metres to 305 metres.

Three major lithologic units are recognized in the Green Lantern deposit: Tertiary Carlin, Devonian Popovich, and Silurian Roberts Mountains Formations. The principal structures are the Castle Reef Fault, a N45ºW striking fault that controls mineralization, and the Secret Fault, a N30º–40ºE striking fault which localizes mineralization to the northeast. In addition to these through-going structures, several unnamed faults striking northeast are recognized and locally help to focus high-grade mineralization.

Gold mineralization is contained within poorly-altered calcareous Roberts Mountains Formation. The deposit is hosted in stratigraphic horizons along the Secret Fault and in localized pods at favourable fault intersections. The main deposit strikes northeast and is generally horizontal with stratigraphy with minor folding from east-west compressional tectonics. Gold is typically micron-sized and disseminated, similar to other Carlin deposits

Newmont-Contributed Mines - Emigrant

Gold mineralization at the Emigrant deposit is located along the flanks of the Emigrant antiform with the majority of the mineralization being concentrated on the western limb in a shallow, southwest-dipping tabular orebody located at the contact between siltstones of the Mississippian Webb Formation and limestones of the Devonian Devils Gate Formation.

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Major lithologic units recognized in the Emigrant deposit from surface mapping, drill hole logging, and litho-chemistry include; Tertiary Indian Wells (Tiw), Tertiary Elko (Te), Mississippian Chainman (Mc), Mississippian Webb (Mw), Devonian Woodruff (Dw), Devonian Devils Gate (Ddg) Formations, and the Devonian Nevada Group (Dng).

Detailed surface mapping and drill hole interpretation indicates that there are a series of N10ºW to N10ºE structures present at Emigrant (Emigrant Fault system). The Emigrant Fault appears to bound the hanging wall to the deposit and places the Mississippian Webb Formation (east side) against the Pennsylvanian Tonka, Mississippian Chainman and Devonian Woodruff formations (west side).

Emigrant demonstrates the typical Carlin Trend deposit geochemical signature in that fine-grained gold mineralization is associated with Au, As, Sb, and Hg. Gold occurs as elemental gold encapsulated in quartz as well as in submicrometer substitutions in arsenian rims over pyrite.

7.5.	UNDERGROUND DEPOSITS

Barrick-Contributed Mines - Goldstrike underground (Meikle and Rodeo deposits)

The gold deposits of the Goldstrike underground mines are hosted in lower Paleozoic carbonates of the Devonian Rodeo Creek Formation (Drc), Devonian Popovich Formation (Dp), Devonian Bootstrap Limestone, and Siluro-Devonian Roberts Mountains Formations (SDrm), and series of highly altered dikes cross cutting stratigraphy.

Gold mineralization at the Goldstrike underground mine is subdivided into East Banshee, West Banshee, Meikle, South Meikle, (East) Griffin, Extension, West Griffin, Rodeo, Barrel, West Rodeo, and North Post deposits and sub-deposits. The sulphide mineralization is associated with silicification and argillization, and there is little or no oxide mineralization. In sulphide mineralization, the gold is intimately associated with very fine-grained pyrite and marcasite and is wholly refractory ore. Associated sulphide minerals include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings, and breccia matrices.

The orientation of the mineralization is different in each zone. East Banshee, Meikle, Meikle-East, Extension, Rodeo, North Post, and East-Griffin are characterized by steep and shallow angle east-

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dipping mineralization. South Griffin, West Banshee, and part of Lower Rodeo are more moderately west dipping. South Meikle, West Griffin, and Barrel mineralization are relatively flat lying. Mineralization is commonly hosted throughout the stratigraphy column from the Bazza Sands in the Rodeo Creek Formation to the Roberts Mountains Formation with strong structural controls such as hydrothermal and collapse breccias, folding, and intrusive dikes and sills.

Newmont-Contributed Mines - Leeville (West Leeville, Turf, Four Corners Deposits)

Gold deposits of the Leeville underground Complex are hosted by lower Paleozoic carbonates of the Devonian Rodeo Creek Formation (Drc), Devonian Popovich Formation (Dp), and Siluro-Devonian Roberts Mountains Formations (SDrm), and a series of highly altered, undifferentiated dikes cross cutting stratigraphy.

Gold mineralization is controlled by a combination of lithology and structure. Intrusive rocks occur as dikes and sills, and locally host mineralization. Lithologic hosts include Rodeo Creek, Popovich, and Roberts Mountains Formations that vary between sub-horizontal to moderately folded. Mineralized material consists of 60 – 90% quartz, 5 - 20% kaolinite, 1 - 17% carbonate, and 3 – 7% pyrite. Gold mineralization in the Leeville complex is wholly refractory.

Newmont-Contributed Mines - Exodus and Northwest Exodus

Lithologic units include the typical Carlin lower plate stratigraphy of the Ordovician Hanson Creek Formation (Ohc), Silurian/Devonian Roberts Mountains Formation (SDrm), Devonian Popovich Formation (Dp), Devonian Rodeo Creek Formation (Drc), and upper plate Ordovician Vinini Formation (Ov). The Devonian Popovich Formation consists of sub-units Upper Mud (DpUM), Soft Sediment Deformation (DpSSD), Planar (DpPL), and Wispy (DpWS). A series of igneous dikes intrude the sediments and have been identified as lamprophyres, biotite-feldspar porphyries, and granodiorite. These units are uncomformably overlain by the upper plate Ordovician Vinini Formation.

Mineralization, primarily hosted in the Devonian Popovich Formation (Dp), is bound on the west by the Castle Reef Fault (CRF) and restricted to the east by the Eastern Dike Swarm (EDS). This structurally controlled system follows near vertical structural fabrics and crosses stratigraphic boundaries. The highest gold values are located adjacent to, or within, the steeply dipping Big Green Dike (BGD), Castle Reef Intrusive (CRI), and Eastern Dike Swarm (EDS). These intrusive filled

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structures appear to be the main conduits for Exodus gold mineralization. Sediment hosted mineralization appears to have no correlation with a specific alteration type. Mineralization also occurs on the footwall side of the CRF in the lower Silurian/Devonian Roberts Mountains Formation and upper Ordovician Hanson Creek Formation.

Newmont-Contributed Mines - Pete Bajo (Fence and Full House)

The Pete Bajo Complex is made up of three deposits: Pete Bajo, Fence, and Full House. Pete Bajo is the down-dip extension of the mineralization mined in the Pete open pit. The Fence deposit is located to the north, about 366 m down-dip of the Pete Bajo deposit. Full House is a down-dip extension of the Carlin East deposit and is offset by the Bullmoose Fault.

Lithologic units recognized in the Pete Bajo Complex include the upper portion of the Hanson Creek Formation (Ohc), Roberts Mountains Formation (SDrm), Popovich Formation (Dp), Rodeo Creek Formation (RC), and the upper plate Vinini Formation (Ohc).

The majority of the gold mineralization in the Pete Bajo Complex is hosted within the lower unit of the Popovich Formation (DpW). Localized, thin intercepts are also present within the Roberts Mountains Formation (SDrm) unit. Low angle faulting along the Popovich Formation (Dp/SDrm) contact thins or removes the upper units of the DpW within various zones of Pete Bajo resulting in discontinuous mineralized strata. These units are subsequently offset by a series of northwest striking apparent normal faults that dip to the northeast. An East-West striking, sub-vertical dike swarm has also been observed across the Pete Bajo and Fence deposits.

7.6.	COMMENTS ON GEOLOGICAL SETTING AND MINERALIZATION

In the opinion of the QPs:

●

The understanding of the deposit settings, lithologies, and geologic, structural, and alteration controls on mineralization is sufficient to support estimation of Mineral Resources and Mineral Reserves;

●	The mineralization styles and settings are well understood and can support declaration of Mineral Resources and Mineral Reserves; and

●	The geological knowledge of the area is adequate to reliably inform mine planning.

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8.	Deposit Types

The mineral deposits along the Carlin Trend form a suite of deposits known as Carlin-type. Carlin deposits comprise stratabound disseminated gold mineralization hosted by Silurian-Devonian carbonate rocks that have been metamorphosed to varying extents. The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence exposed as tectonic windows beneath the Roberts Mountains allochthon. The allochthonous rocks are a sequence of lower Paleozoic dominantly siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountains Thrust over younger units during the Upper Paleozoic Antler Orogeny. The Carlin Trend is the largest concentration of gold deposits in North America. NGM and other companies have discovered over 40 deposits along the 64 kilometre long, north–northwest-oriented Carlin Trend. Gold deposits are generally hosted in a variable stratigraphic package of Ordovician through Lower Mississippian rocks. The preferential host rocks are autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows. All Carlin Trend gold deposits that have been discovered to date are either within the Bootstrap, Lynn, Carlin, and Rain tectonic windows, or proximal to them. Within specific deposits, Cretaceous and Tertiary dike swarms and a Jurassic-aged granodiorite stock (Goldstrike stock) may constitute as much as 15% of the mineralized material.

Host rocks are most commonly thinly-bedded silty or argillaceous carbonaceous limestone or dolomite, commonly with carbonaceous shale. Although less mineralized, non-carbonate siliciclastic and rare metavolcanic rocks can locally host gold that reaches economic grades. Felsic plutons and dikes may also be mineralized at some deposits. Deposits typically have a tabular shape and are stratabound, localized at contacts between contrasting lithologies but can also be discordant or breccia-related.

Mineralization consists primarily of micron-sized gold and sulfide grains disseminated in zones of siliciclastic and decarbonated calcareous rocks and are commonly associated jasperoids. Major ore minerals include native gold, pyrite, arsenopyrite, stibnite, realgar, orpiment, cinnabar, fluorite, barite, and rare thallium minerals. Gangue minerals typically comprise fine-grained quartz, barite, clay minerals, carbonaceous matter, and late-stage calcite veins.

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Current models attribute the genesis of the deposits to:

●	Epizonal plutons that contributed heat and possibly fluids and metals;

●	Meteoric fluid circulation resulting from crustal extension and widespread magmatism;

●	Metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels; and

●	Upper crustal orogenic-gold processes within an extensional tectonic regime.

8.1.	COMMENTS ON DEPOSIT TYPES

In the opinion of the QPs:

●

The understanding of the deposit type was appropriate in guiding initial exploration activities, is suitable for current exploration programs, and is sufficient to support estimation of Mineral Resources and Mineral Reserves.

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9.	EXPLORATION

Modern exploration commenced along the Carlin Trend in 1961 and has been nearly continuous since that time. Exploration has been undertaken by NGM or by contractors commissioned by NGM (e.g. airborne geophysical surveys, hydrological surveys, and geotechnical studies).

In 2019, 19 exploration projects (exclusive of grade control drilling) were conducted on the Newmont-Contributed Mines, which included 14 underground programs and five surface programs. These programs included initial drill testing, in-fill drilling, and reserve definition drilling for a total of 42,108 metres using both reverse circulation and diamond core drilling methods. These programs began before the NGM JV but continued after the transaction was closed on July 1 2019. The total drilling metres reported are for the full 2019 year.

In 2019, 15 growth/infill projects, were conducted on the Barrick-Contributed Mines, which included initial drill testing, in-fill drilling, and reserve definition drilling for 736 drill-holes for a total of 81,458 metres. The areas drilled included two underground exploration projects and three surface projects in South Arturo Pits for 20,280 metres, three projects for Goldstrike open pit for 19,341 metres, and seven projects for Goldstrike underground for 41,837 metres. These projects used both reverse circulation and diamond core drilling with standardized approved assaying methods to facilitate the collection of structural, lithological, and mineralogical data. Drilling also included testing for new target zones and infill drilling to confirm ore reserves to extend known mineralization ahead of mining. These programs began before the NGM JV but continued after the transaction was closed on July 1 2019. The total drilling metres reported are for the full 2019 year.

Future exploration on the Carlin Complex will continue to step out on the current mining areas, both along the preferred lithologic host rocks as well as at depth long the structural controls. Significant exploration targets include the below:

●	Banshee target – This target is an intrusive breccia and considered to be the northern extension of the current Banshee mining area at Goldstrike underground.

●

Rodeo Deep target – This target is at depth, below the main Rodeo deposit at Goldstrike underground. Mineralization is in silicified breccias along Zappa and Dormant style Faults hosted in the Lower Laminated Unit of the Silurian Devonian Roberts Mountains Formation.

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●	Leeville extensions – These are multiple targets testing along the preferred lithologic host (Devonian Popovich Formation) both north and north east from Leeville.

Further description of the exploration potential by deposit is located in Section 10.9 below.

9.1.	GEOLOGICAL MAPPING

Pre-mine geologic mapping was completed in eastern Nevada by geologists from the United States Geological Survey (USGS) and previous operators. From 1961 to 2019, NGM has surface-mapped the NGM ground holdings at various scales, ranging from pit wall to district scale.

The final walls of the open pit mines are generally mapped as mine requirements allow for all open pit Carlin Complex Mines.

Survey control for mapping at all Carlin Complex Mines is generated from surveyed exploration drill holes, geo-points staked by the geologists, and by using GPS. Control points and as-built topography are plotted on a base map with structural, lithological, and alteration overlays. Map boards, 43 cm by 61 cm (17 inches by 24 inches) in size, were previously used to encourage geological interpretation in the field as mapping is conducted. Interpretive maps were digitized into AutoCAD and used as the basis for the 3D geologic model. Current mapping is conducted on Tablet PCs using ArcGIS mapping software.

Historically all underground mapping has been conducted in 2D on paper at mid-rib height: an imaginary plane at approximately chest height (1.5 metres) extending along both ribs and the face.    Survey detail of the face and rib outlines were used when available, however this is very rare. The geologist commonly used the engineering heading plan scaled to 1:20. The geologists record mainly lithologic contacts, faults, joints, alteration and punctual bedding measurements.

Mapping was generally limited to no more than 3.1 metres (10 ft) back from the mining face due to placement of shotcrete for ground support, particularly at the Leeville mine. The paper maps were digitally scanned into Maptek Vulcan™ 3D software into 3D space where the mapped geology is digitized to specific mapping layers and into the geotechnical database in Vulcan™.

Between 2003 and 2014, the individual underground geology departments at the Carlin Complex adopted a 3D face mapping technique where the face, ribs and back of available headings are mapped on a gridded map sheet. The paper maps are then transcribed to Vulcan™ and located in 3D space. The mapped

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geology is digitized into specific mapping layers and into the geotechnical database in Vulcan™, where the geology is interpreted from one mapped face to the next mapped face.

9.2.	GEOCHEMICAL SAMPLING

Owing to the long mining history of the Carlin Complex area, most geochemical sampling techniques have been superseded by data from drilling and open pit mining. More than 125,000 rock chip, soil and stream sediment samples have been collected (Figure 9-1).

All current operations have meteoric water mobility testing (MWMT) for the ore and waste material. This testing is supplemented by petrographic examination, multi-element geochemistry, and semi-quantitative X-ray diffraction (XRD) and X-ray fluorescence (XRF) analysis, as required.

Figure 9-1: Geochemical Sampling Index Plan

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Key: green = rock samples, blue = stream samples, red = soil samples. Although Project tenure outlines are not shown, sampling has taken place within the confines of the mineral tenure held by NGM at the time that sampling occurred. Current tenure outlines are included in Section 4.

9.3.	GEOPHYSICS

Geophysical methods have been used in Barrick, Newmont and NGM work programs on the Carlin Complex since 1973. From 1973–1993, geophysical tools were primarily regarded as support tools due to the initial discoveries cropping out on surface, or only having a thin veneer of cover, and the inability of the early methods to directly detect the deposits.

During the 1990s, previous operators recognized that geophysical methods could be used as a structural mapping and deposit vectoring tool. Methods adopted included modern airborne and ground magnetics; radiometrics and electromagnetics (EM); gravity, resistivity, and controlled-source audio-frequency telluromagnetics (CSAMT) and magnetotellurics (MT); self-potential (SP); induced-polarization (IP); time domain pole-dipole IP; time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, these surveys identify subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Typically, airborne surveys were performed by contract companies; whereas ground surveys were performed by Barrick, Newmont and NGM personnel or contract crews under the supervision of Barrick, Newmont and NGM personnel.

Key uses are to delineate:

●	Intrusive rocks (porphyries) and contact metamorphic aureoles associated with such intrusions;

●	Remnant-magnetized volcanic rocks;

●	Fault mapping;

●	Basin fill mapping;

●	Pyrite zones, at depth; and

●	Alteration, in particular zones of decalcification.

From 1987 to 2019, a total of 91 surveys were completed (Figure 9-2).

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Figure 9-2: Geophysics Index Plan

Key: yellow area = Carlin Trend; blue outlines = area of airborne survey coverage; red blocks = areas of ground geophysical coverage. Although tenure outlines are not shown, sampling has taken place within the confines of the mineral tenure held by NGM at the time that sampling occurred. Current tenure outlines are included in Section 4.

9.4.	PITS AND TRENCHES

Pitting and trenching were used as first pass delineation tools during the 1960s and 1970s. Trenches and pits were excavated on the Gold Quarry, Rain, Genesis, Betze Post, Pete and Carlin deposits. The trenched and pitted areas have since been mined out. Information obtained from the pits and trenches was employed to support the geological mapping used to inform the 3D geological model that was built using mapping and drill hole data.

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9.5.	PETROLOGY, MINERALOGY, AND RESEARCH STUDIES

Since 1961, a significant number of structural, petrology, mineralogy, lithogeochemical, and research studies have been completed on the Carlin Trend, making the area one of the more intensively studied geologic provinces in the world.

Approximately 40 university theses have been completed on the deposits within the NGM holdings. NGM has identified about 230 theses in total that deal with aspects of geology and mineralization in Nevada and maintains a database of such research.

Approximately, 20 lithogeochemical studies, including fluid inclusion, age dating, gold characterization, and alteration studies have been undertaken. Additionally, there are over 200 different petrology, mineralogy, and structural studies on the Carlin Trend deposits.

9.6.	COMMENTS ON EXPLORATION

In the opinion of the QPs:

●	The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Carlin Complex; and

●	The Carlin Complex retains significant brownfields exploration potential, and additional work is planned.

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10.	DRILLING

Over 77,000 surface and underground drill holes (31 million feet [Mft]/9.54 million metres [Mm]) have been drilled on NGM’s Carlin Complex properties and are used in Mineral Reserves or Resources. This includes approximates of each drill type: 52,517 RC holes (16.9 M feet/5.17 M metres); 17,083 core holes (10.5 M feet/3.20 M metres); 3,418 conventional air rotary holes (1.2 M feet/0.37 M metres); 1,899 cubex holes (0.2 M feet/0.06 M metres); 286 conventional mud rotary drill holes (0.4 M feet/0.11 M metres), and 2,172 other drill holes (2.1 M feet/0.63M metres), which include combined RC with core tails.

Details of the various drilling types are summarized in Table 10-1.

Some duplicate hole counts are possible in the above hole count due to surface and underground data extraction areas that overlap or by drilling RC with core tailing. However, the QPs have determined this is not material, since flagging of drill data, blocks and mine engineering efforts prevent double counting of ounces.

Between 1905 and 1965–1966, drilling was completed primarily for early-stage, exploration-focused programs and for initial gold resource estimates. From 1966 onward, drilling was used to support advanced-stage project evaluation as well as deposit and pit delineation.

10.1.	DRILL METHODS

Over the 50-year history of the Carlin Complex a number of different drilling techniques have been employed, several which are still employed currently: Details are summarized in Table 10-1.

●	RC (54% of total drilling), currently using;

●	Core (34%), currently using;

●	Air rotary (4%);

●	Mud rotary (1%); and

●	Cubex (1%), currently using.

Drilling fluids used during coring include water-based mud systems with bentonite (clay) and inorganic polymer added. Drilling muds are also employed in mud conventional and RC drilling.

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Table 10-1: Summary by Drill Type

Drill Type	Number of Holes	Drilled Feet (Mft)	Drilled Meters (Mm)	Percentage of Total Drilling %
Air rotary conventional	3,418	1.2	0.37	3.90%
Cubex	1,899	0.2	0.06	0.60%
Core	17,083	10.5	3.2	33.60%
Mud rotary conventional	286	0.4	0.11	1.10%
Reverse circulation	52,517	16.9	5.17	54.20%
Other*	2,172	2.1	0.63	6.60%
Total	77,375	31.3	9.54	100.00%

*Other: Unknown type, or RC with core Tails

Note: Sums may not add due to rounding

10.2.	AIR AND MUD DRILLING METHODS

Conventional air drilling methods were used to approximately 1985 by Newmont at Carlin. The drilling method used air to pull the sample from the bit to the hole collar up the outside of the drill stem. Typically, conventional air holes were short, less than 152 metres, and terminated at the water table. The drill diameter range was from 14 cm to 17 cm (5.5 in. to 6.5 in). Rotary air drills historically used TH-60, TH-75, TH-100, CP-650, RD-10, RD-20, DH-40, MPD-1500, DR-24, Explorer 100 and 1500 models, Schramm 680 and 685 models, Reichdrill, Jaswell, and LM-120 and 140 models.

Conventional mud drilling by Newmont at Carlin used a similar sampling technique; with drill muds employed facilitating drill sample return. Employed on the Carlin Trend up to the mid-1990s, the drill type was typically used for holes greater than 152 m in depth. Mud rotary drill holes range in diameter from 6–9 inches (15-23 cm). Rotary mud drills include Midway-1500, Failing 1500 and 2500 models, RD-10 and RD-20 models, Portadrills, TH-60, TH-100, and TH-75 drills converted to mud rotary-style.

Limited information remains on the drilling, logging, and sampling methodology for these drill hole types.

At Goldstrike, historic air or mud rotary drilling is not present in the drill hole database other than ten conventional mud drill holes in the Goldstrike underground area.

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10.3.	REVERSE CIRCULATION DRILLING METHODS

RC drill rigs used historically and currently on the Carlin Complex are either truck-mounted or track-mounted. Drill bits are standard carbide-buttoned hammer bits and carbide-buttoned tri-cone (rock) bits. The hammer bits are efficient in dry drilling conditions but lose their effectiveness in wetter conditions. Tri-cone bits are used after significant water is encountered in the hole. The varying diameters of both types of bits are due to the need to reduce the diameter of the bit every time drilling conditions have eroded the gauge buttons on the bit to the point a reduction is required. The new bit must have a slightly smaller diameter to get back to the bottom of the hole due to degradation of the worn-out bit.

Depths to which RC drilling is used depend on water table depths and the depth of mining activities in the region.

Rigs described under the rotary-air, rotary-percussion, and core drill sections could also be used for RC drilling.

Newmont-Contributed Mines: Geologic Logging

The Newmont-Contributed Mines on the Carlin Complex have a comprehensive logging procedure for RC drill chips, developed in the 1980s. Drill samples (typically less than 1.2 cm rock chips) are collected by the drillers in 1.5 metres intervals in plastic chip trays for geologic logging. Each chip tray represents a maximum of 30 metres of drilling. Chips are electronically logged using Newmont’s Visual Logger software.

The logging form contains fields for hole number, project name, date, geologist, azimuth, inclination, and total depth at the top of the first page. Geologic logging is conducted utilizing a standardized set of pull-down fields in each column for structure, lithology (formation and rock type), metallurgical type, and intensity codes for metallurgy and alteration. Comments can be added in the far-right column of the drill log at the geologist’s discretion.

Geology logs were directly uploaded from Visual Logger to the Global Exploration Database (GED) database, eliminating the data entry step and possible errors associated with traditional paper logs. A hard copy was printed out and archived in the geology office.

With the formation of NGM, starting in October 2019, the drill hole data from the Newmont-Contributed Mines was copied to an NGM acQuire™ database with logging changed to the Logging

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Data Entry form using acQuire™ and web interface reports. This creates a PDF from the data that was logged, to be stored to a local shared drive that is backed up regularly. The same data is collected, and procedures followed that were developed by Newmont and this remains the method for logging currently.

Each chip tray is marked as logged with a red “L” on the end of chip tray and stacked in complete piles. Chip trays are then transferred to the Maggie Creek Complex warehouse and inventoried. Prior to the introduction of chip trays, representative RC chips were glued to boards as hole records. The majority of the boards are also retained at the Maggie Creek Complex warehouse.

Digital back-up copies of the geologic logs are stored offsite. All hardcopy logs that were used prior to the inception of Newmont’s Visual Logger are archived in files, labelled, and stored in the Elko warehouse.

Barrick-Contributed Mines: Geologic Logging

The Barrick-Contributed Mines continue to use the Barrick logging procedures. The logging codes have been standardized in 1990’s with minor updates since then. Both core and RC holes are logged directly into acQuire™.

The logging form contains fields for hole number, Project Code, Depth or TD, Logger, and Date Logged at the top of the page.

Each hole logged into acQuire™ is then verified by the geology team before they are finalized and accepted into the database. Each chip tray is marked as logged with a red “L” on the end of the chip tray and then sent to the Goldstrike core shed where they are photographed for records and stored. Core is first photographed before logging.

Digital backup records are stored off-site for Goldstrike. All hardcopy logging records used at Goldstrike prior to the use of the acQuire™ Logger are archived in files, labelled, and stored in the Goldstrike Geology Library in the basement of the Goldstrike Administrative Building, in the Geology office at the Goldstrike truck shop, and at the Underground Administrative Building or have been scanned and saved digitally.

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Surveys

A discussion of the collar and downhole survey methods and hole marking techniques used in the Carlin Complex is included with the core drilling program in Section 10.4. Magnetic azimuths and correction factors applied are also discussed in that section.

Recovery

Recovery data are not recorded for RC drilling at the Carlin Complex. Visual inspection of sample bags indicate the quality of recovery.

Water

Drillers typically record the presence of water in drill holes at all Carlin Complex Mines. The water data are recorded into the database. Additionally, Carlin Complex procedures suggest that RC drilling is halted when water is encountered, and the drilling method is changed to core drilling. During daily checks on the rig, the supervising geologist or drill supervisor verifies the presence or absence of water.

Sample Weights

The Carlin Complex does not weigh samples on site but received weights are reported by the laboratories on the assay certificates.

10.4.	CORE DRILLING METHODS

Core sizes are typically HQ (2.5 inch/6.4 cm diameter) for surface drilling at all Carlin Complex Mines. Occasionally, surface core holes are reduced from HQ size to NQ (1.9 inch/4.8 cm diameter) size if difficult drilling conditions are encountered. Surface metallurgical core at the Carlin Complex Mines includes PQ, SHR series (3.3 inch/8.4 cm and 4 inch/10 cm), and 6 inch/15 cm core.

Geologic Logging

The Carlin Complex has a comprehensive logging procedure currently used at all Carlin Complex Mines, for the core including both geological and geotechnical logging, which is described below.

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Samples from core drilling are taken from the core tube and placed into coated cardboard boxes. Intact core may be broken to make it fit into the box slots. Core boxes are transported from the drill site to various locations (Maggie Creek Complex, Goldstrike Main Complexes) for detailed logging. Core is measured and checked against run footage blocks and box labels for accuracy and sequence. Out of place core is reorganized and/or driller’s footage blocks are relabelled as needed.

After the logging of open pit holes is completed, the core is halved with a diamond saw and sampled in five-foot (1.5 m) intervals. Underground core samples are half split but may be taken as whole core samples where appropriate. Samples are placed in a sample bag with a barcode and sample ID that correlated to the cut sheet which identifies the hole number and the starting and ending depth of the sample. This information is also written on the sample bags. NGM maintains a written protocol for drill core logging and sampling.

Core is electronically logged at the core shed using portable tablets loaded with acQuire™ Logger software. Logger utilizes the same software as RC logging to ensure codes and methods are consistent.

Prior to the implementation of digital logging, the project geologist directly typed the hand-written logging information into the database. No validation or double data-entry techniques were employed at the time. Hardcopy logs that were used prior to the inception of the electronic logging are archived in files, labelled, and stored in the Elko warehouse, Goldstrike Administration Building, or scanned and saved to network locations.

Geotechnical logging is completed on core using industry standards as directed by the project geologist or geotechnical engineer.

Collar Surveys

Newmont-Contributed Mines

Collar grid coordinates have been determined by optical surveys (1960s through late 1980s), field estimates, Brunton compass and pacing, compass-and-string distance, and most recently the use of laser survey or global positioning system measurements. Since 1998, NGM has employed a Trimble GPS system, which has 0.4 inch (1 cm) accuracy. From 1985 through 1998, a Topcon total station instrument was used, accurate to within five seconds of a degree.

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Drill hole collars were historically marked in the field using polyvinyl chloride (PVC) pipe. This practice ceased in the mid-1990s and NGM now employs painted laths that are cemented into the hole collar. Such laths typically last about two to three years.

Drill collars are typically surveyed at the end of a drilling program. Surveys are transferred electronically from the GPS to the computer of the appropriate project geologist who uploads the data, once validated, to the database. Drill hole locations are field checked by either geologists or support staff, plotted on maps, and visually checked for reasonableness in the database.

Underground drill collar locations are collected while the hole is being drilled or after the rig has moved from the station. The principal method at Leeville for collecting these data is having the ore control geologist measure from surveyed control points, face, ribs and sill to triangulate each collar location. Collar measurements at Exodus and Pete Bajo are collected by the underground survey department after the hole is completed and loaded into Vulcan™. The measurements are in the mine coordinate northing, easting and elevation in Vulcan™. The coordinates are verified and entered into database by the project geologist. At the initial set up for each hole the driller uses a Reflex TN-14 gyro compass to determine the azimuth and dip of each core hole.

Barrick-Contributed Mines

Planned drill hole collar locations at Goldstrike open pit are set out by the open pit surveyors using Trimble High Precision global positioning system (GPS) to determine the location of every hole and to establish foresights for all angle holes. After the holes are drilled, the surveyors pick up the final collar coordinates using GPS. Surveys are uploaded by the Database Administrator (DBA) into acQuire™. Survey accuracy and completeness are verified by the geologist and the database analysts before the data is finalized.

At Goldstrike underground, all holes are given sight lines by underground surveyors based on planned azimuths. Dips are set by the drillers based on the designed collar orientations. When drilling is complete, the collars of the exploration holes are surveyed to determine their final elevation, northing, easting, azimuth, and dip. If circumstances do not allow for survey of the collar, the planned location, azimuth, and dip are used. Collar locations are verified by the geologist and the database analysts before the data are finalized.

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Magnetic Declination

Magnetic declination values are determined in January of each year using the National Oceanic and Atmospheric Administration; NOAA website. The reported declination is maintained throughout the year at all Carlin Complex Mines.

Downhole Surveys

Newmont-Contributed Mines

Determination of the hole trace has been accomplished historically by projection of the initial collar orientation, using a downhole single-shot or multi-shot film camera (typical for most underground surveys), use of a downhole precession gyroscopic survey tool, or a gyroscopic tool requiring initial orientation with a compass. Current practice includes the use of gyroscopic surveys; with results being transmitted electronically and loaded to the database using canned software.

Gyroscopic surveys are normally reported at 8 or 15 metres (25 or 50 ft) intervals. Readings are taken with reference to true north (adjustments for declination are made on-site). Magnetic interference is not generally a problem for most of the drill sites in Nevada. Care is taken to reduce the effects of nearby metal objects when compasses are used for survey tool orientation. Drills are set up on sites using a forward-sight and back-sight set of survey stakes or a painted line on the ground. These stakes and lines are placed by the geologist using a compass to determine orientation.

Prior to 2013, it was up to the project geologist’s discretion to perform a downhole survey. Surveys were typically only completed on angle drill holes deeper than 183 metres. The current standard procedure is to perform a downhole survey on all angled drill holes and vertical drill holes deeper than 61 metres. The downhole survey is completed by lowering a gyroscope through the intact drilling steel and measuring the deviation of the original angle and the variance of the original azimuth. This is completed by an external surveying contractor or by the driller using a rented survey tool. The survey data are recorded, and the geologist receives a hard (paper) copy immediately after the survey. An electronic copy of the data is e-mailed to NGM data analysts for uploading to the acQuire™ database.

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Downhole surveys for underground drill holes are completed by the drill crew. A downhole survey is conducted on any hole greater than 15 metres in depth for all angle core holes, and RC drill holes with an angle ranging from -90° to +35°. Any RC drill holes with an angle greater than +35° cannot be surveyed safely and therefore are not drilled. Every drill hole is aligned using a Reflex TN-14 gyro compass to determine the initial azimuth and dip. In the event a gyro compass is unavailable, surveyed sight lines are used to align the drill.

Underground core holes are surveyed using a Reflex EZ-Trac Magnetic Survey tool. The first survey is recorded at a depth of 15 metres and compared to the planned orientation for significant deviation. Typically, a less than five degree variance is acceptable but may be less depending on the project requirements. If the first survey is deemed acceptable, drilling will continue with the hole being surveyed on 30 metres increments. Each survey point is recorded digitally as well as written on a paper form. Digital survey data is uploaded to a shared network drive by the Drill Services foreman every two weeks. Surveys are processed and uploaded to the acQuire™ database by the project geologist. All digital data is archived in the associated drill hole folder. A hard copy of the surveys is also archived.

Underground RC holes are surveyed using a microelectromechanical system (MEMS) gyroscope that is lowered down the hole within the drill steel. Surveys are recorded digitally at 3 metres intervals after the hole has been drilled to depth. Digital survey files are collected by the geologist on a daily basis and processed prior to being uploaded to the GED.

Downhole survey accuracy and completeness are verified by the geologist and the database analysts before the data are finalized.

Barrick-Contributed Mines

Downhole surveys at Goldstrike open pit are performed on all new exploration drill holes except for shallow vertical holes with depths that are less than approximately 45 metres (150 ft). Downhole surveys by gyro instrumentation are performed under contract by International Directional Services LLC (IDS). Downhole survey accuracy and completeness are verified by the geologist and the database analysts before the data are finalized.

In the past at Goldstrike underground several of the longer core and RC holes were surveyed with a MAXIBOR downhole survey tool to determine hole deviation. Beginning in 2009, a Flexit downhole

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survey tool was introduced and continues to be used currently. This allows for the survey of RC holes. The surveys from the Flexit downhole survey tool are uploaded to a database by the database administrator after completion by the driller. Surveys are then verified by project geologist to confirm they are visually correct and do not exceed the allowed variances from planned hole orientation.

Modifications are made to survey methodologies for each deposit, summarized in Table 10-2.

Recovery

Recoveries have been measured for most of the core holes completed at the Carlin Complex Mines. Table 10-3 summarizes the core recoveries contained in the drill database for the areas where the majority of drilling has been conducted.

Photography

At all Carlin Complex Mines, core is photographed and has been photographed since the 1980s. From 1994 to the present, Newmont-Contributed Mines have used a digital camera for photography. Barrick-Contributed Mines mines adopted digital photography later in the early 2000’s, and continue to use digital photography presently. Depending on the deposit and the rock types in the core, photography can be done of wet or dry core. Some lithologies, such as the Roberts Mountains Formation, show better when photographed dry, whereas the Popovich Formation is better photographed wet.

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Table 10-2: Downhole Survey Summary

Deposit	Survey Note
Gold Quarry	Drilling depth variable depending upon date drilled and target depth. All holes greater than 91 m in depth are downhole surveyed. No oriented core collected to date.
Tri-Star (Goldstar, Silverstar, Bobstar, Pay raise)	Drilling depth variable depending upon date drilled and target depth. All holes greater than 91 m in depth are downhole surveyed. No oriented core collected to date.
Carlin	Drilling depth variable depending upon date drilled and target depth. All holes greater than 91 m in depth are downhole surveyed
Perry	Drilling depth variable depending upon date drilled and target depth. All holes greater than 91 m in depth are downhole surveyed
Green Lantern	Drilling depth variable depending upon date drilled and target depth. All holes greater than 91 m are downhole surveyed. No oriented core collected to date. During 2004 only, holes deeper than 123 m were downhole surveyed.
Emigrant	Drilling at Emigrant is relatively shallow, with an average of 91 m. Only a small percentage of deeper (>305 m) holes were downhole surveyed and oriented to true north. No oriented core collected to date.
Leeville Complex	Drilling depth variable depending upon date drilled and target depth. The collar dip and azimuth are determined with a north seeking gyro for both core and RC. All core holes are downhole surveyed. Additionally, all RC holes are downhole surveyed that are less than +35 degree and less than -70.
Carlin East/Full House	Drilling depth variable depending upon date drilled and target depth. All core holes are downhole surveyed. Periodic RC holes >30 m depth downhole surveyed
Chukar	Drilling depth variable depending upon date drilled and target depth. All core holes are downhole surveyed. Periodic RC holes >30 m depth downhole surveyed
Exodus/Northwest Exodus	Drilling depth variable depending upon date drilled and target depth. Prior to 2006, most holes within the deposit have downhole surveys. All surface and underground holes drilled since 2006 have downhole surveys. Six core holes in 2008 had oriented core tails
Pete Bajo	Drilling depth variable depending upon date drilled and target depth. All but a few holes within the Pete Bajo area have downhole surveys
Goldstrike Open Pit – Betze-Post	Drilling depth variable depending upon date drilled and target depth. The collar dip and azimuth are determined with a north seeking gyro for both core and RC. All core holes are downhole surveyed. Additionally, all RC holes are downhole surveyed that are greater than 150 ft (46 m).
Goldstrike Underground – Meikle-Rodeo	Drilling depth variable depending upon date drilled and target depth. The collar dip and azimuth for both core and RC are determined with either a north seeking gyro or a magnetic “EZtrak” survey tool. All core holes are downhole surveyed. Additionally, all RC holes are downhole surveyed that are less than +35 degree and less than -70.

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Table 10-3: Core Recovery Summary

Location	Number of Core Holes	Drilled Footage		Length-weighted Average Recovery
		(ft)	(m)	(%)
Open Pit Areas
Tri-Star	919	545,684	166,324	95
Green Lantern	451	355,762	108,436	98
Gold Quarry	1,887	1,067,854	325,482	96
Rain/Emigrant	43	12,236	3,730	92
Goldstrike - Betze-Post	3,465	3,711,817	1,131,362	N/A
Subtotal	6,765	1,981,307	603,902	95
Underground Areas
Leeville Complex	14,009	3,923,923	1,196,012	98
Pete Bajo	2,225	1,123,972	342,587	97
Exodus/Northwest Exodus	850	691,528	210,778	99
Goldstrike - Meikle/Rodeo	3,669	1,205,869	367,549	N/A
Subtotal	20,753	6,945,292	2,116,925	98

N/A - Not Available

Note: Totals may not add due to rounding

10.5.	SURFACE GRADE CONTROL DRILLING

Newmont-Contributed Mines

Newmont-Contributed Mines use blasthole rigs with drill blasthole sizes ranging from 17.1 cm to 19.9 cm (6.75 to 7.85 inches) on patterns that are typically 5.5 m x 5.5 m spacing. Blastholes are used for delineation of ore and waste, and to quantify waste materials by handling method. Typically, blastholes are field-mapped and are sampled by the survey crew using a scoop to scrape off the subdrill in a cuttings pile, followed by a channel being dug out on both sides of the channel from the floor to the top.

Mapping includes:

●	The date and time of field determination and name of mapping geologist;

●	Bench elevation and configuration of each blast pattern. Geologists use computer-generated blast pattern maps showing pattern designs and pre-assigned borehole numbers and locations;

●	Field classification of drill cuttings rock type (lithology); and

●	Visual estimates of sulfide, carbonaceous material, clay, or silica content and visual identification of sulfide species.

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Mapping uses specified codes designed for the blastholes. Holes that have observed high sulfides are flagged on the ground using pin flags. All blasthole mapping was transferred electronically to the DBS Blast database and since mid-2015 to a Vulcan™ design database. In-pit waste is also identified using the blastholes. Three types of waste are delineated:

●	Alluvial material – generally suitable for waste capping material;

●	Non-potentially acid-generating (net carbonate value (NCV) ≥ 0) – suitable for use as construction material; and

●	Potentially acid-generating (PAG) waste (NCV < 0) – not suitable for waste capping material.

The determination of ore and waste types is conducted by the ore control geologists and involves the integration of analytical data and geologic information from mapping of blastholes.

Barrick-Contributed Mines

At Goldstrike open pit, Barrick introduced a small diameter Cubex RC drilling rig in 2012 to drill horizontal holes up to 274 m (900 ft) and vertical holes up to 91 m (300 ft) to define near pit mineralization and for void detection and delineation. Cubex drilling has been effectively utilized to define the margins of the ore and optimize bench plans. The Cubex drill rig is also used to locate and define voids so that appropriate precautions could be implemented during mining operations.

10.6.	UNDERGROUND DRILLING

Underground core drilling occurs in a staged process and is similar across all the Carlin Complex underground mines as described below. Detailed descriptions of the drill spacing for each deposit can be found in Table 14-7.

The initial resource drill fans are oriented to drill on nominal 43 metres to 61 metres spacing depending on deposit, drill hole studies and drill station locations. This spacing distance may vary slightly. Holes are drilled from drifts above the deposit and designed to pierce modelled units as close to perpendicular as possible. Drill intercepts spaced at 43 metres to 61 metres are considered adequate to classify mineralization as an Inferred Mineral Resource in order to support a conceptual mine design.

Phase 1 drill programs are drilled at nominal 21 metres to 30 metres spacing to infill drill areas where resource drilling defined Inferred mineralization. This spacing is considered adequate to define

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mineralization as an Indicated Mineral Resource to support an economic mine design. At least one hole on the drill fan is designed to test the mineralized horizon outside of the modelled mineralization in order to better define the edges and/or expand the mineralization.

The drill spacing for Phase 2 drill programs vary by deposit depending on guidance from drill spacing studies for each individual deposit:

●

Leeville complex drill holes have 15 metres nominal spacing, are drilled in areas of mineralization defined by Phase 1 drilling and are targeted to be completed at least 18–24 months prior to development. The 15 metres spacing provides adequate drill spacing for detailed mine planning. This phased approach to infill drilling prevents over-drilling, as only those areas that require follow up will be drilled;

●	Pete Bajo drill holes have a nominal 21 metres spacing;

●	Exodus/Northwest Exodus drill holes have a nominal 15 metres or 21 metres spacing, depending on the zone; and

●

Goldstrike underground, Meikle-Rodeo, initial drilling is carried out at 30 metres and 15 metres section spacings. Follow-up RC definition drilling is carried out on fans 7.5 metres apart, depending on the geologic complexity and continuity. Holes are oriented to intersect the target at a spacing of 7.5 metres to 9 metres.

Selected areas can also be drilled with a RC drill to nominal 8 metre spacing or less to ensure proper stope or drift placement and for grade control purposes if determined by the mine geologist.

10.7.	SAMPLE LENGTH/TRUE THICKNESS

All drill holes completed at the Carlin Complex Mines are designed whenever possible to intercept the mineralization perpendicular to the ore trend. Design criteria are in place with minimum and maximum allowable drilling angles for dip and strike to ensure that holes intersect the mineralization as close to perpendicular as possible; reported mineralized intercepts are typically longer than the true thickness of the mineralization.

10.8.	DRILLING USED TO SUPPORT MINERAL RESOURCE ESTIMATION

Goldstrike Open Pit (Betze-Post)

Most of the drilling prior to 2003 was diamond drilling. Since then, near-pit exploration has been conducted using a combination of reverse circulation (RC) and diamond core drilling. A small

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diameter Cubex RC drilling rig was introduced in 2012 to drill horizontal holes up to 274 metres and vertical holes up to 91 metres to define near pit mineralization and for void detection and delineation.

The geometry of mineralization can be highly variable, controlled by fracturing related to faulting and folding as well as by favorable stratigraphy and variations in rock chemistry, porosity, permeability, bedding habit, etc. Drilling is done at various angles to target various structural and stratigraphic controls, to determine true width and thickness of mineralization. Drill sampling and geological interpretations completed prior to mining are generally effective in predicting the orientation of mineralization.

Drill hole spacing through the Betze, West Betze, and Screamer deposits is approximately 46 metres to 53 metres, and at Post and North Betze is approximately 46 metres. West Barrel is drilled at approximately 40 metres spacing or less, and this has been reduced to approximately 30 metres for the North Screamer Zone. Some holes did not penetrate the entire ore zone. In some areas, the location of the bottom and margins of the ore are not precisely known. Cubex drilling has been effectively utilized to define the margins of the ore and optimize bench plans.

RC drilling (6 1⁄4 in.) accounts for approximately two thirds of the drilling, with one third diamond drilling at HQ to NQ (2 1⁄2 in. to 17/8 in.) core diameters. Table 10-4 summarizes the drill hole database attributed to drilling for the Goldstrike open pit operations Figure 10-1 illustrates the drill hole locations. The Goldstrike resource estimation incorporates both these drill types and those listed in the Goldstrike underground table as detailed in Table 10-4.

Table 10-4: Goldstrike Open Pit Drilling Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling
		(ft)	(m)%
Air-Rotary	-	-	-	-
Core	3,465	3,711,817	1,131,362	37.9
Cubex	234	48,385	14,748	0.5
Mud-Rotary	-	-	-	-
RC	10,903	6,042,944	1,841,889	61.6
Totals	14,602	9,803,146	2,987,999	100.0

Note: Totals may not add due to rounding

Mining in the open pit began encountering large voids in late 2011. In 2012, approximately 500 holes were drilled, primarily with the Cubex drill rig to locate and define voids so that appropriate

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precautions could be implemented during mining operations. An additional 544 holes were drilled exclusively with the Cubex drill rig to define voids in 2013. A void zone of approximately 244 metres long trending into the pit wall with a vertical extent of more than 91 metres before passing into the bottom of the pit was encountered in 2012, with smaller associated voids located and delineated in late 2012 through 2013. Void drilling continues, as needed. Holes drilled for void definition are not assayed and, therefore, are not used in model estimation.

Planned drill hole collar locations are set out by the open pit surveyors using Trimble High Precision global positioning system (GPS) to determine the location of every hole and to establish foresights for all angle holes. After the holes are drilled, the surveyors pick up the final collar coordinates using GPS. Goldstrike Betze-Post open pit and Meikle-Rodeo underground conventional and mud, RC, diamond drill core, cubex collar locations are shown in Figure 10-1.

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Figure 10-1: Goldstrike Collar Location Map – Open Pit and Underground

Downhole surveys are performed on all new exploration drill holes except for shallow vertical holes with depths that are less than approximately 46 m. Downhole surveys by gyro instrumentation are performed under contract by International Directional Services LLC (IDS).

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Gold Quarry

The majority of drilling has been completed using RC drilling for the Gold Quarry Mine. Drill spacing at the Gold Quarry deposit is nominally 46 metres x 46 metres. Table 10-5 summarizes Gold Quarry drilling statistics.

Gold Quarry conventional and mud, RC and diamond drill core collar locations are shown in Figure 10-2

Table 10-5: Gold Quarry Drilling Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling
		(ft)	(m)%
Air-Rotary	1,412	654,604	199,523	13.1
Core	1,887	1,067,854	325,482	21.3
Cubex	1,665	151,317	46,121	3.0
Mud-Rotary	221	260,775	79,484	5.2
RC	4,372	2,881,097	878,158	57.4
Totals	9,557	5,015,646	1,528,769	100.0

Note: Sums may not add due to rounding

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Figure 10-2: Conventional and Mud, RC, Core Collar Location Map – Gold Quarry

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0 0.075 0.15 0.3 0.45 0.6
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Legend
Topo
2019 Resource Outline
Cubex
Core
Mud Conventional
RC
NEVADA
GOLD MINES
Gold Quarry
Drilling
DEPARTMENT: GEOLOGY
DRAWING NAME:
Gold Quarry 43-101
DRAWN BY: R. Beyer

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North Area Carlin - Tri-Star Complex (Goldstar, Silverstar, Bobstar, Payraise)

Drill spacing in the Tri-Star Complex is nominally 46 metres x 46 metres in all deposits. Table 10-6 summarizes drilling statistics. Figure 10-3 shows drill hole collar locations by drill type relative to the pit locations.

Table 10-6: Tri-Star Complex Drill Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling
		(ft)	(m)%
Air-Rotary	1,697	462,514	140,974	16.00
Core	939	564,932	172,191	19.00
Mud-Rotary	35	50,079	15,264	2.00
RC	3,194	1,855,264	565,484	63.00
Totals	5,865	2,932,789	893,914	100.00

Note: Totals may not add due to rounding.

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Figure 10-3: Conventional and Mud, RC, and Core Drill Collar Location Map – Tri-Star Complex, Exodus, and Green Lantern

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(Goldstar)
Exodus
Green Lantern
Miles
0 0.075 0.15 0.3 0.45 0.6
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Legend
Topo/Underground Workings
2019 Resource Outline
Core
Mud and Conventional
RC
NEVADA
GOLD MINES
Tri-Star/Exodus/
Lantern
Drilling
DEPARTMENT: GEOLOGY
DRAWING NAME:
Tri-Star/Exodus/Lantern 43-101
DRAWN BY: R. Beyer

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North Area Carlin - Perry

Drill spacing is nominally 37 metres x 37 metres at the Perry deposit, an open pit satellite deposit of Pete Bajo. Table 10-7 summarizes drilling statistics. In 2014, all air conventional drill holes were removed from the Perry data for Mineral Resource estimation because of known data quality issues. Figure 10-4 is a location maps showing drill hole collar locations by drill type.

Table 10-7: Perry Drill Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Air-Rotary	-	-	-	-
Core	5	1,776	541	1.70
Mud-Rotary	-	-	-	-
RC	244	100,595	30,661	98.30
Totals	249	102,371	31,203	100.00

Note: Sums may not add due to rounding.

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Figure 10-4: RC Drill Collar Location Map, Perry Deposit and Pete Bajo

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Pete Bajo
Perry
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0 0.0475 0.095 0.19 0.285 0.38
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Legend
Topo/Underground Workings
2019 Resource Outline
Core
Mud and Conventional
RC
NEVADA
GOLD MINES
Pete Bajo/
Perry
Drilling
DEPARTMENT: GEOLOGY
DRAWING NAME:
Pete Bajo/Perry 43-101
DRAWN BY: R. Beyer

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Technical Report NI 43-101 – March 25, 2020

North Area Carlin - Green Lantern

Drill spacing is nominally 30 metres x 30 metres at North Lantern and 23 metres x 23 metres at Lantern III, both of which are partly contained within the Green Lantern resource. Table 10-8 summarizes drilling statistics. Figure 10-3 is a location map showing drill hole collar locations by drill type for Tri-Star, Exodus, and Lantern Complex.

Table 10-8: Green Lantern Drill Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Air-Rotary	238	76,454	23,303	6.1
Core	451	355,762	108,436	28.6
Mud-Rotary	20	39,003	11,888	3.1
RC	1,248	772,498	235,457	62.1
Totals	1,957	1,243,717	379,085	100.0

Note: Totals may not add due to rounding.

Rain/Emigrant

Drill spacing at Emigrant is nominally 61 metres x 61 metres. Table 10-9 summarizes drilling statistics. Figure 10-5 is a location map showing drill hole collar locations by drill type.

Table 10-9: Rain/Emigrant Area Drill Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Air-Rotary	71	29,855	9,100	6.5
Core	41	12,007	3,660	2.6
RC	1,311	416,565	126,969	90.9
Totals	1,423	458,427	139,728	100.0

Note: Totals may not add due to rounding.

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Technical Report NI 43-101 – March 25, 2020

Figure 10-5: Conventional and Mud, RC, and Core Drill Collar Location Map – Rain/Emigrant

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2019 Resource Outline
Core
Mud Conventional
RC
NEVADA GOLD MINES
Emigrant
Drilling
DEPARTMENT: GEOLOGY
DRAWING NAME:
Emigrant 43-101
DRAWN BY: R. Beyer

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Goldstrike Underground

Over 23,000 holes have been drilled at Goldstrike underground utilizing both diamond core and RC holes. Table 10-10 summarizes the underground drilling. Table 10-11 shows drilling since 2010. Drill hole locations are illustrated in Figure 10-1 for both the open pit and underground. Goldstrike drill holes associated with surface/exploration may intersect the underground area and may be used in resource estimations.

The majority of stope definition drilling is performed using RC. The holes are drilled in areas where the geology and mineralization are generally well understood and serve the purpose of better defining the ore zones prior to extraction. Drill hole lengths vary from 15 metres to 183 metres.

Table 10-10: Goldstrike Underground Drilling Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Air-Rotary	-	-	-	-
Core	3,669	1,205,869	367,549	26.0
Cubex	-	-	-	-
Mud-Rotary	10	475	145	-
RC	19,904	3,425,951	1,044,230	74.0
Totals	23,583	4,632,294	1,411,923	100.0

Note: Totals may not add due to rounding.

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Table 10-11: Goldstrike Underground Drilling Data

Year	Number of Holes	Footage
		(ft)	(m)
2010	950	149,234	45,487
2011	844	150,955	46,011
2012	1,128	218,729	66,669
2013	1,075	173,723	52,951
2014	981	180,112	54,898
2015	677	180,544	55,030
2016	739	177,578	54,126
2017	777	208,978	63,696
2018	602	157,045	47,867
2019	405	135,971	41,444
Totals (2010-2019)	8,178	1,732,869	528,178

Note: Sums may not add due to rounding.

For programs categorized as capital drilling (defined as drilling of stopes that will not be mined in the next two years) and for exploration/step-out drilling, the holes vary in length from 46 metres to more than 549 metres. These holes are usually pre-collared using RC and drilled as far as ground conditions will permit. The holes are then switched over to core drilling, usually starting with HQ and reducing to NQ as required, to achieve the target depth. All holes are given sight lines by underground surveyors based on planned azimuths. Dips are set by the drillers based on the designed collar orientations. When drilling is complete, the collars of the exploration holes are surveyed to determine their final elevation, northing, easting, azimuth, and dip. If circumstances do not allow for survey of the collar, the planned location, azimuth, and dip are used. In the past, several of the longer core and RC holes were surveyed with a MAXIBOR downhole survey tool to determine hole deviation. Beginning in 2009, a Flexit survey tool, was introduced. This new tool allows for the survey of RC holes. This information is later uploaded to a database where it is used in conjunction with the geological and assay data.

Initially, drilling is carried out at 30 metres and 15 metres section spacings. Follow-up RC definition drilling is carried out on fans 8 metres apart, depending on the geologic complexity and continuity. Holes are oriented to intersect the target at a spacing of 8 metres to 9 metres.

When possible, drill holes are designed for the best possible angle of intersection with mineralization. The apparent thickness of any mineralized intersection varies greatly and is dependent on drill station location. In most instances, the angle will be between 45° and 90° to core axis, but in the case of holes reaching for step-out targets, this angle could be 30° or lower.

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Leeville

Most of the drilling at Leeville was completed by underground drill core. Drill spacing at the Leeville complex is dependent on the drill phase (see Section 10.6). Drilling is completed from drifts above the mineralization, intercepting the shallow dipping mineralization at an ideal intersection. Table 10-12 summarizes drilling statistics for the Leeville complex. Figure 10-6 is a drill collar location map.

Table 10-12: Drill Summary for Leeville Complex

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Underground Conventional	1,954	81,219	24,756	2
Underground Reverse Circulation	7,709	963,425	293,652	25
Underground Core	3,620	1,808,993	551,381	46
Surface Reverse Circulation & Core Tail	726	1,070,286	326,223	27
Total	14,009	3,923,923	1,196,012	100

Note: Totals may not add due to rounding.

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Figure 10-6: Conventional and Mud, RC, and Core Drill Hole Collar Location Plan – Leeville Complex

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2019 Resource Outline
Core
Mud and Conventional
RC
NEVADA GOLD MINES
Leeville
Drilling
DEPARTMENT: GEOLOGY
DRAWING NAME:
Leeville 43-101
DRAWN BY: R. Beyer

Note: Collar locations projected to surface. Black crosses represent exploration holes. Other colors denote non-drill hole related underground infrastructure.

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Exodus/Northwest Exodus

Drill spacing is dependent on the drill phase (see Section 10.6). Table 10-13 summarizes drilling statistics for the Exodus and Northwest Exodus. Figure 10-3 is a drill collar location map.

Table 10-13: Exodus/Northwest Exodus Drill Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Underground Conventional	-	-	-	-
Underground Reverse Circulation	410	83,155	25,346	7
Underground Core	830	678,419	206,782	54
Surface Reverse Circulation & Core Tail	541	486,692	148,344	39
Total	1,781	1,248,266	380,471	100

Note: Sums may not add due to rounding.

Pete Bajo

Drill spacing at Pete Bajo is dependent on the drill phase (see Section 10.6). Table 10-14 summarizes drilling statistics for Pete Bajo. Figure 10-4 provides a depiction of the drill collar location map for Perry and Pete Bajo.

Table 10-14: Pete Bajo Drill Summary

Drill Type	Number of Holes	Footage Drilled	Meters Drilled	Percentage of Total Drilling %
		(ft)	(m)
Underground Conventional	1,263	90,257	27,510	4
Underground Reverse Circulation	3,222	407,280	124,139	19
Underground Core	2,176	1,090,559	332,402	52
Surface Reverse Circulation & Core Tail	905	505,820	154,174	24
Total	7,566	2,093,916	638,226	100

Note: Sums may not add due to rounding.

10.9.	EXPLORATION POTENTIAL

There is considerable remaining exploration potential within the areas that have estimated Mineral Resources. Exploration potential at each operation is discussed below.

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Goldstrike Open Pit (Betze-Post)

Exploration potential exists adjacent to the current Betze-Post open pit along strike along favourable mineralized structures and along the preferred lithologic units (Devonian Popovich Formation). This potential is being drilled in 2020 to define mineralization extents to the northwest. Active geologic and drill programs continue to define deposit limits.

Gold Quarry

The extents of the Gold Quarry deposit are not fully known as little drilling has been completed south and southeast along mineralized structures. Analysis of a pit shell that used a gold price of $1,500/oz as a constraint shows that the Gold Quarry pit has the potential to expand to the west and southwest beyond the old West of West pit, and into the northern portion of the now mined out Chukar underground workings where drilling has been completed. Additional geologic framework programs and drill testing is planned to continue to define the extent of potential mineralization.

The northwest-striking Good Hope Fault is a known host for mineralization; following this structure away from the pit toward the Tusc pit will be targeted by future drill programs. Stratigraphically hosted mineralization along the west wall is open and needs updated with drilling to better test this area.

Structures and lithologies in the Phase 7 layback area to the west of Gold Quarry that are known to host mineralization have very limited drilling to date. Drill programs in 2020 will test this area.

North Area Carlin – Tri-Star Complex

Silverstar

Opportunities exist to further define mineralization where structural targets and host lithologies are poorly drilled along the Genesis Fault corridor. Future exploration programs will additionally focus on mineralization in the untested deeper stratigraphic section; these are underground drilling targets.

Goldstar

Deeper structural targets are still open to the south and southwest, testing low angle thrust zone(s), particularly the Revelation Fault, and the intersection with the Ridge Fault.

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Development drilling was completed in Northstar (northern extent outside of Tri-Star area) during the 2019 drill season to test out mineralization extents and update areas of historical wide-spaced drilling. Continued testing to the north, across the former Barrick-Newmont claim boundary, will occur in 2020 as the mineralized trends continue.

Perry

The exact extent of mineralization along the Castle Reef Fault is not well defined. Mineralization along the Castle Reef Fault is known throughout the region, however drilling in this area is sparse. Additionally, the extents of mineralization along bedding and near surface intercepts are open for development.

Green Lantern

Exploration in the Lantern district will focus on the Green Lantern deposit. Green Lantern is the connection area between Lantern and North Lantern along the Secret Fault. Additional opportunities lie to the northwest along the Castle Reef Fault above the Exodus deposit as well as to the north along untested dikes that carry high grade mineralization at both the Lantern II and Exodus deposits.

Emigrant

There are drill targets remaining to be tested in the southern portion of the deposit. At higher gold prices, deeper mineralization in the southern portion of the deposit may warrant review.

Goldstrike Underground

There are many drill targets remaining at Goldstrike underground. These targets are extending the known mineralization from current mining areas, particularly to the north along the intrusive breccia at Banshee, and at depth. Drilling in 2020 is focused on the deep extents of mineralization below Rodeo, Meikle and North Post, and northern extension from Banshee towards the known mineralization at Ren.

Leeville

Exploration at Leeville is open in most directions, extending from known mineralization and mining areas. There are multiple targets testing along the preferred lithologic hosts, Devonian Popovich

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Formation and Devonian Rodeo Creek Formation, both north, north east, and southwest from Leeville. Previous exploration confirms a large geochemical anomaly around Leeville, which drilling to the north has confirmed gold mineralization in the Greater Leeville target area. Continued drilling and development from underground platforms will define this in 2020 and beyond.

Exodus/Northwest Exodus

Exploration potential exists to the north and west of the current underground workings.

Pete Bajo

Exploration at Pete Bajo is open in most directions, extending from known mineralization and mining areas in the Full House and Fence areas. There are multiple targets along the preferred lithologic host, Devonian Popovich Formation. Drilling in 2020 and in the future will continue to define this mineralization.

10.10.	COMMENTS ON DRILLING

In the opinion of the QPs, the quantity and quality of the RC and core drilling, lithological and geotechnical data, collar and downhole survey data collected in the exploration, delineation, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation:

●	Drill hole orientations are appropriate to the orientation of the mineralization;

●

Drilling is normally perpendicular to the strike of the mineralization, but depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

●

The deposits have been well drilled. Through interpretation and aggregation of the drill hole data, the block model sections provide a representative estimation of the true thickness of the mineralization for each deposit, and identify where areas of higher grade, lower grade and waste are situated in relation to pit boundaries or mineable shapes that are used to constrain the Mineral Resources and Mineral Reserves;

●	Core logging meets industry standards for gold exploration;

●	Collar surveys have been performed using industry-standard instrumentation and procedures; and

●	Downhole surveys have been performed using industry-standard instrumentation and procedures.

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11.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1.	SAMPLE PREPARATION

Sampling Techniques

Diamond drill (DD) core samples are taken within geological units and are normally between 0.61 metres and 2.13 metres long, nominally 1.52 metres long. The core is photographed before being halved with a diamond saw. For geochemical sampling, either 100% of the core is bagged or the core is cut longitudinally with a water-cooled diamond blade saw. If the core is cut, the remaining half is returned to the original core box and stored for future reference. Crushing core and sampling it back from the box is not a standard practice; however, in some cases where core is too fragmented to mount and cut with a diamond blade the sampler will sample half core as best they can selecting half of one side of the box. It is sampled in roughly five-foot (1.5 metre) intervals with the intervals being selected by geologists.

Core samples are taken at five-foot (1.5 metre) intervals as a standard length to define variability in grade over a minimum mining height and width 6.1 metres (20 feet) for surface mining and 4.6 metres (15 feet) for underground mining). Studies have shown that smaller sampling lengths are not cost effective in terms of handling or processing. Core sampling to one-foot (0.3 metre) intervals has not revealed significant additional grade variability.

The upper unmineralized portions of RC drill holes are sampled on five-foot (1.5 metre) intervals. This can be extended to ten-foot (3.0 metre) intervals with Cubex drilling provided the expected depth of the mineralization. RC samples are returned through the cyclone and automated splitter, collected by the drillers, inserted into marked bags, and tagged via a plastic label with a unique barcode comprising the hole number and the sample interval.

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Verification of Sampling and Assaying

All project data is stored in a GeoScience database on SQL Databases, current database structure is acQuire™. Data is validated and checked upon import, geologists approve data prior to any export for reserve models.

Sample intervals are created during core logging and sample ID’s are assigned by core shed staff, samples are dispatched to the lab by the core shed and inserted into the database by authorized personnel. Duplicates and standards are inserted for result checking.

Assay data is imported directly from laboratory certificates or direct laboratory SSIS packages for internal labs. Data is checked for QA/QC and validated by the importing DBA. Assays are ranked based on lab quality and method. Data must be checked by a geologist and approved even if data has passed QA/QC and been verified by the DBA. Only verified and approved assays are exported for reserve models.

11.2.	SAMPLE ANALYSIS

Many laboratories have been used for analysis of samples from the Carlin Complex over the long history of drilling and mining (see Table 11-1). Depending on the analysis requested, the year, and the drilling and mineralization types, any of the laboratories in the table could be either primary or an umpire laboratory. Laboratories could be primary for one campaign and an umpire laboratory for another.

The internal NGM company laboratory, ALS Global – Geochemistry Lab (ALS Chemex) and American Assay Laboratory (AAL) have supplied the majority of the analyses. From about 1990 to mid-2000’s, the majority of primary analyses were completed by Barrick and Newmont’s internal laboratories, with ALS Chemex acting as umpire laboratory. In 2007, ALS Chemex became the primary laboratory and AAL the umpire laboratory for all surface mines, however some of the underground operations use AAL as the primary laboratory and ALS Chemex as the umpire laboratory.

ALS Chemex Lab is an independent, well-established and recognized assay and geochemical analytical services company. The ALS Chemex Elko, Nevada laboratory is listed on the Vancouver ISO 17025

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accreditation for sample preparation. The Vancouver, British Columbia, Canada laboratory of ALS Chemex is ISO 17025 certified for mineral assaying as below:

●	Au/Ag-GRA: Determination of Au and Ag by lead collection fire assay (FA) and gravimetric finish;

●	Au-AA: Determination of Au by lead collection fire assay and atomic absorption spectrometry (AAS); and

●	Au-ICP: Determination of Au by lead collection fire assay and inductively coupled plasma–atomic emission spectroscopy (ICP AES).

American Assay Laboratory is an independent analytical laboratory located in Sparks, Nevada, with a Certificate of Laboratory Proficiency PTP–MAL from the Standards Council of Canada and is ISO 17025 accredited for the following methods:

●	PM 5.0: 1 acid digestion method;

●	PM 6.0: 2 acid digestion method;

●	PM 7.0: 3 acid digestion method;

●	PM 8.0: 4 acid digestion method PM 9.0: cyanide leaching methods;

●	PM 10: fire assay methods;

●	PM 11: sodium fusion digestion methods;

●	PM 17.0: sample preparation; and

●	PM 18.0: fire assay.

The NGM internal gold laboratories are not certified. NGM operates two separate facilities, one in Gold Quarry and one at Goldstrike.

Exploration and resource definition drill core and RC samples are sent to an independent laboratory, for gold analysis with pulps returned to the internal NGM laboratory for analysis for As, S2, C, CO3, and TCM. Grade control and near mine exploration underground core and RC samples are sent directly to the Goldstrike laboratory for analysis for Au, As, S2, C, CO3, and TCM. If Goldstrike’s laboratory was not able to process the samples in a timely manner, they are sent to an independent commercial laboratory. Internal NGM labs are not certified labs but the samples are used in grade control modelling only as part of the de-risk drilling for the current mining year.

Table 11-1: Analytical Laboratories List

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Laboratory Name	Location	Independent of NGM	Certification
American Assay Laboratories	Sparks, Nevada	Yes	ISO 17025
ALS Global - Geochemistry Analytical Lab	Elko, Nevada	Yes	ISO 17025
NGM Laboraties - Gold Quarry and Goldstrike	Gold Quarry Mine, Goldstrike Mine	No	Not certified
NGM Metallurgical Services	Gold Quarry Mine, Goldstrike Mine	No	Not certified

11.3.	SAMPLE SECURITY

Database Integrity

Newmont-Contributed Mines

The historical GEMS™ drill hole database for the Newmont-Contributed Mines at the Carlin Complex was converted using the acQuire™ software interface in 2002. From 2002, all data was hosted on a Carlin corporate server and imported electronically into the database. In 2013, acQuire™ was replaced with Newmont proprietary drill holes Global Exploration Database (GED). In 2019 the Newmont GED database was migrated back to an acQuire™ database for use with NGM.

Barrick-Contributed Mines

Goldstrike drill hole data was converted to acQuire™ software beginning in 2008 from in-house databases. The exploration and underground databases were used until 2017 when these were combined with the South Arturo database to form a single Goldstrike site-wide database.

Goldstrike utilizes integrated sub-programs called “Triggers” and “Constraints” that automatically validates data whenever new information is added to, or changed within, the database. These sub-programs perform calculations, validation, verification, and range bound checks on the data to ensure that data errors are flagged and kept out of the data sets. Data is approved and validated by project geologists prior to data extractions. Data extractions are accomplished using the acQuire™ export object and checked against previous exports to ensure data is not being altered and that exports are exporting the same historical data.

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Sample Security and Storage

Newmont-Contributed Mines

Carlin sample security from drill point to laboratory relies upon the fact that samples are either always attended to or stored in the on-site preparation facility with a security presence or stored in a secure area prior to shipment to the external laboratory. Chain-of-custody procedures consist of sample submittal forms to be sent to the laboratory with sample shipments to ensure that all samples are received by the laboratory.

Printed copies of original paper data are retained for future reference and are typically stored at the Elko exploration offices.

The majority of the drill core is stored in locked warehouses in either Elko or at the Maggie Creek Complex; however, some core may be stored in open air core yards. Excess pulp and coarse reject material is returned to the sample storage facility, inventoried, and stored inside or in 208 litre barrels outside. The inventory is kept in the main drill hole database.

Barrick-Contributed Mines

All blast hole samples remain in Goldstrike custody and control generally from the drill rig to the mine assay laboratory. Exploration drill core and RC chip samples sent to ALS Chemex laboratories for analysis are either picked up on site by ALS Chemex personnel or transported to the ALS Chemex facility by exploration personnel. Security is not an issue since Goldstrike employees hand off the samples directly to ALS Chemex or the Goldstrike main assay laboratory and the chain of custody is complete.

After it is logged and split for assay, drill core is either kept on site at the core shed or shipped to the on-site core laydown yard. Much of the underground drill core is not split for assay (the whole core sample is assayed). Assay pulps are saved and stored inside the core handling facility. Coarse rejects are stored at the core laydown facility.

Historically, not all samples were stored on site. Samples from mineralized intervals were selected for storage with the rest disposed at the mine waste dumps. The storage selection basis was:

i.	Select all intervals that contain in excess of 0.69 g/t Au.

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ii.	Select at least four intervals above and below the above intervals as a buffer.
iii.	Select intervals that outline small gaps of four (more or less) unselected intervals between other intervals that are selected.
iv.	Select any other interval that may require further analyses.

Historically, sample rejects were only saved for mineralized intervals and 20 ft (6 m) above and below the ore intervals. Rejects are kept in sealed steel barrels that are stored at the core laydown yard.

For at least the last six years, all pulps from exploration and definition drilling at Goldstrike are stored on site. Historically, pulps from exploration and definition drilling were stored for six months. After this time, the pulps were discarded. If additional analyses are required from holes drilled during that time, samples may be constructed from chip trays stored in numbered boxes. Both electronic and hard copy manifests of chip tray contents are maintained.

Pulps from channels, mucks, and rush samples from Goldstrike were usually discarded once the results have been approved. However, since 2016 exploration pulps have been kept. Underground sample rejects are routinely discarded once results have been confirmed by the Geology Department.

11.4.	ANALYTICAL QUALITY ASSURANCE AND QUALITY CONTROL

Quality of assay data and laboratory tests

CRM standards, blanks, field duplicates, and umpire assays are used for QA/QC analysis at all Carlin Complex mines.

QA/QC samples have been submitted for RC and core samples since about 1990 on the Carlin Complex. Typical QA/QC measures include submission of blank, certified or standard reference materials, and field duplicate samples. Depending on the time period, the rate of insertion of field duplicates can range from 1% to 5% of a field program; standard and blank insertion rates can range from between 2% to 5%. Prior to the mid-1990s, few companies had rigorous QA/QC programs in place. QA/QC had typically consisted, where undertaken, of reanalysis of drill core or other samples

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when later sampling indicated a potential problem. Mine QA/QC protocols are similar to those developed for exploration but may vary slightly between mines.

Typically on the Carlin Complex, for both mine and exploration samples, one field duplicate is collected for every 50 samples. Depending on the time period; however, the rate of insertion of field duplicates can range from 1% to 5% of a field program. The amount of field duplicate sample collection was also dependent on the availability of the field duplicate splitter.

Newmont-Contributed Mines: QA/QC Procedures

For Newmont-Contributed Mines in the Carlin Complex, the current database used in the resource model contains 1,538 duplicates, 10,638 lab duplicates, 4,186 standards (including GVL – blank) and 68 failures for 2019. Approximately 5% of the total material is dispatched to umpire laboratories as part of the check assay program. Typical checks will be on pulps and coarse reject samples to test the analytical processes and preparation procedure, respectively.

Standard reference materials (SRMs) were submitted at a nominal frequency of one every 60 metres (200 feet), or one SRM for every 40 samples. Newmont policy was to not include an SRM for submittals totalling less than 30 metres (100 feet) or 20 samples. The Newmont-Contributed Mines use a combination of in-house SRMs and commercial CRMs to control assay accuracy. In-house SRMs have been developed over many years, mainly from gold deposits on the Carlin Trend. CRMs were obtained from Geostats Pty Ltd in Australia. SRMs represent all grade bins; very high-grade, high-grade, medium-grade, and low-grade gold, in oxide and refractory mineralization. Values have been established for the in-house SRMs for gold assays only, using round robin analysis.

Blank materials for North Area Carlin, Carlin UG – Leeville, Portal Mines, Gold Quarry used in QA/QC programs have been obtained since about 1990 from a gravel pit situated about two miles of the Maggie Creek Complex. Blanks are inserted at intervals of 15 metres (50 ft) and multiples of 15 metres (50 ft) for RC drilling. Core holes have blanks inserted at nominal 60 metres (200 feet) intervals. This results in a frequency of SRM insertion of between 2% to 5%. The actual rate of insertion depends on the time period.

Overall, each sample batch submitted for analysis will contain between three to seven check samples.

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Project geologists review the assay results and periodically request a batch re-run and/or entire hole based on expected versus actual results. Analyses that appear to be outside the site’s best practices guidelines for exploration of two standard deviations will result in a request of the laboratory that completed the original analysis to undertake a re-run of the sample batch that the failed control was in. Check assay programs are the responsibility of the individual geologists.

Approximately 5% of the total material is dispatched to umpire laboratories as part of the check assay program. Typical checks will be on pulps and coarse reject samples to test the analytical processes and preparation procedure, respectively. No issues were flagged for 2019.

Several systems and programs are used to control and ensure assay data quality. These include standards for technician training, periodic process checks, equipment preventive maintenance, centralized reagent/standard preparation, control samples (reference material) and blanks assayed with the samples, data verification, periodic check assays, and participation in industry round robin programs.

The internal Gold Quarry laboratory uses a standardized system for technician training and upgrade. Each of the five levels of assay laboratory technician includes a specific list of training tasks to learn and gain proficiency. The technicians’ supervisors use an Access™ database to track all progress. Qualified technicians perform training and each task requires a minimum number of shifts before each technician is deemed proficient.

Thirty-nine process control checks are performed during each 12-hour shift to ensure proper operation. These checks include testing sample and flux weights and the various volumetric dispensers used in the assay process. Each point is tested for precision and accuracy and then compared to limits. Out-of-limit actions may include repair and/or adjustment of the equipment.

All reagents and calibration standards are prepared by one quality control technician to ensure consistency and accountability. Each lot is dated and compared to reference standards where necessary.

Large batches of control material are prepared from material collected at one of NGM’s current operations. Each batch of material is then sent to a commercial laboratory where it is prepped. Each batch is tested for homogeneity against CRMs prior to being sent back to the Carlin and Goldstrike laboratories. Once back at the laboratory, the SRM is validated for total gold and amenable gold

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using SOPs. These pulp controls are used for all gold assays in all of NGM’s labs. Gold/silver wires are purchased in bulk and tested by fire assay with a gravimetric finish for value and homogeneity. Gold/silver wire controls are used for fire assay control.

Control limits within the laboratory are established at plus and minus three standard deviations from the mean. Two control samples are included in each rack of 50 samples or work list of 40 samples. Additionally, blanks (barren rock) are inserted during sample preparation in the IL every fifteen samples. During data upload, control and blank assay results are compared to limits stored in SQL to accept or reject the data.

Once data passes control limits it is passed through computer verification. Sample weights and results are compared to upper and lower limits. Total gold results are compared to shake test results and total carbon/sulfur results are compared to organic carbon/sulfate sulfur results. Logical tests are applied to the data to identify inconsistency and flag the sample for re-assay.

Check assays are performed every other month on twenty random solution and coarse reject samples from the IL. These samples are split and sent to multiple labs for assay. These laboratories are the Twin Creeks, Lone Tree, Goldstrike, Cortez, Carlin laboratories and ALS Chemex. The data are compared statistically to flag bias or inaccuracy. This type of round robin allows the mine laboratory to compare its results to other laboratories on NGM coarse reject samples for total gold and total sulfur.

QA/QC procedures at the external laboratories are generally considered to be comparable to industry standards. Internal check assays are performed at all laboratories. Most assay submittals include a pulp of an NGM standard sample. The standard is identified as such and stored in the database. Duplicate assays are stored in the database. NGM does not use an averaging method for stored data. The most recent assay value is the value used in database extraction to ensure that if a batch of assays requires checking that the checked value is used in preference to the original.

Pulps are retained for all assays where pulps are returned by the laboratory. Either pulps or coarse rejects can be re-assayed.

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Barrick-Contributed Mines: QA/QC Procedures

For Goldstrike, there were a total of 3,984 check samples (standards and blanks) for 2019 and 146 of those failed. No umpire checks were sent. All the failures were resolved. Exploration and site geologists are responsible for the QA/QC for all exploration drilling on site, surface and underground. Goldstrike has checks in place to prevent non-compliance with sampling procedures that include daily observation of contractor RC sampling techniques by geologists and/or drill supervisors. Immediate action is taken to correct any non-compliance with sampling procedures. A visual estimate of any downhole contamination is recorded by geologists on the drill hole log and the contractor, driller, and crew responsible are notified and proper drilling and sampling procedures are reviewed. No issues were seen in 2019 for downhole contamination.

Sample weights are checked and may be used to plan new exploration and infill drilling because low RC sample weights are usually due to low recovery and may not yield a representative sample.

Drill holes are designed and assigned a drill hole name, planned collar coordinates, depth, and appropriate sample intervals. The targeted mineralized interval is used to assign the QA/QC standards, blanks, and duplicates for each drill hole. A list is prepared, and barcoded sample tags are printed. Sample bags are prepared by a geotechnician and checked for accuracy. The bags are then given to the drillers. Duplicate sample intervals are marked by red flagging to warn the driller’s helper of an upcoming duplicate. Blank control samples are included in the sample sequence and reference standard samples are marked and prepared after completion of the drilling and prior to submittal to the laboratory. Samples are collected in bins and transported to the laboratory either by mine or laboratory vehicle accompanied by completed submittal forms for each drill hole. One blank, one standard, and one duplicate are randomly inserted in the assaying stream for every 30 samples submitted.

Density samples are taken on every 20th sample and sent for density measurements. These samples are sent to both external labs and internal Goldstrike Lab.

QA/QC data are tracked as returned from the laboratory and assays validated before finalizing them in the database.

The Goldstrike underground division has checks in place to prevent non-compliance with sampling procedures that include training and checking of proper sampling procedures for contractor RC

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drilling, core sampling by Goldstrike geotechnicians, temporary contractor geotechnicians, and muck sampling by Goldstrike truck operators. Immediate action is taken to correct any non-compliance with sampling procedures. A visual estimate of any downhole contamination is recorded by geologists on the drill hole log and the contractor, driller, and crew responsible are notified and proper drilling and sampling procedures are reviewed.

One pulp blank, one pulp standard, one field duplicate and one pulp duplicate are inserted randomly into the assay stream. The pulp blank and standard are entered in the sample sheet by the geologist. The field duplicate for RC drilling is completed by the contract driller at the rig using a riffle splitter. As the underground core drilling is whole core sampled, no field duplicates are taken. The pulp duplicate is selected randomly by the assay laboratory.

11.5.	COMMENTS ON SAMPLE PREPARATION, ANALYSES, AND SECURITY

The QPs consider that the sampling, sample preparation and analytical methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes:

●	Data are collected following mine site-approved sampling protocols;

●	Sampling has been done in accordance with industry standard practices;

●

Sample intervals of 1.5 metres for RC, conventional rotary, and air-mud rotary holes, and 0.3 metres to 1.5 metres for core drilling, broken at lithological and mineralization changes, are typical of sample intervals used for Carlin-style gold mineralization in the industry, and are considered to be representative of the true thicknesses of mineralization;

●	There are monthly submissions of QA/QC samples and reporting;

●

Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure since the early 1990s. The preparation procedure is in line with industry-standard methods for Carlin-style gold deposits;

●	Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce the prospect-scale and deposit-scale drill data;

●

NGM, and Barrick and Newmont, the previous operators of its properties, have used a QA/QC program comprising blank, standard and duplicate samples since the early 1990s. NGM’s QA/QC submission rate meets industry-accepted standards of insertion rates;

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●	Data that were collected prior to the introduction of digital logging have been subject to validation, using in-built program triggers that automatically checked data on upload to the database;

●

Verification is performed on all digitally collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards;

●

Sample security has relied upon the fact that the samples were always attended or located in sample preparation facility with security presence. Chain-of-custody procedures consist of sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory; and

●	Current sample storage procedures and storage areas are consistent with industry standards.

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12.	DATA VERIFICATION

All Carlin Complex data is stored in a GeoScience database on SQL Databases, where the current database structure is acQuire™. Assays data is imported directly from laboratory certificates or direct laboratory SSIS packages for internal labs. Data is checked for QA/QC and validated during import into the database. Assays are ranked based on lab quality and method. Data must be reviewed and approved by a Geologist even if it has passed QA/QC and been verified during import. Only verified and approved assays were exported for reserve models. The Geologist also must review and verify the collar survey, downhole survey, and geologic logging before the data is used for the reserve models. Missing data, failure to survey, use of planned data must be noted and its inclusion to the reserve model is at the discretion of the Geologist.

12.1.	AUDITS OR REVIEWS

The Carlin Complex databases have not been externally audited on a site-wide basis but have been internally audited. Gold Quarry data was reviewed by consultant J.M. Rendu during 2003-2005. Leeville Complex data was reviewed by AMEC (now Wood.) in 2009, and Rosco Postle Associates in 2011. Internal audits were conducted at Gold Quarry in 2004 and 2008, Emigrant in 2005, the entire Newmont Carlin Trend database in 2006, Genesis in 2010, Lantern district in 2012 and Emigrant in 2013. No significant flaws were identified from the audits.

The Goldstrike database had an audit completed in 2018 by consultant Ted Eggleston from Mine Technical Services Ltd covering 5% of data. It was recommended that further review of location data and AuCN (gold cyanide) be reviewed and corrected as necessary.

An external audit by Golder at Goldstrike September 2018 identified moderate risk associated with the use of conventional and non-down-hole surveyed data.

12.2.	COMMENTS ON DATA VERIFICATION

The process of data verification for the Carlin Complex has been performed by NGM personnel and external consultancies contracted by NGM.

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The QPs have reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Carlin Complex adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning, based on the following:

●

An external review of the Leeville Complex database was undertaken in 2009 that produced an independent assessment that the quality of NGM’s exploration data is adequate to support resource estimation and mine planning. Internal reviews were completed. The Leeville Complex data were assessed in 2007 and 2009. No significant problems with the database, sampling protocols, flowsheets, check analysis program or data storage were noted;

●	An internal audit was performed on the Leeville Complex in 2013. The assessment concluded that the quality of NGM’s exploration data was adequate to support resource estimation and mine planning.

●	Drill collar data are typically verified prior to data entry into the database, by checking the drilled collar position against the planned collar position;

●	Standard and blank QA/QC data are checked on a monthly basis. Samples that fail are typically re-analyzed; and

●	A check of the density values for lithologies across the different deposits indicates that there are no major variations from the density results.

All QPs have visited the Carlin Complex within the last year: Charles Lynn Bolin is based at the Carlin Complex and has visited all sites; Steven Yopps visited in November, 2019; Craig Fiddes has visited each site regularly in 2019; and Jay Olcott had worked at the Goldstrike underground from 2003 until 2010 as a mine geologist, and then worked at various Newmont-Contributed mines on the Carlin Complex until July 1, 2019. He again visited the Goldstrike Underground Mine in April 2019.

Observations made during the site visits, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QPs’ personal inspections support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

The QPs also receive and review monthly reconciliation reports (refer to Section 15.5). These reports support use of the underlying data in the Mineral Resource and Mineral Reserve estimates.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

The following section presents Mineral Processing and Metallurgical Testing relevant to the Carlin Complex operations. The names of the processing facilities associated with the Carlin Complex are:

●	Mill 5

●	Mill 6

●	South Area Leach

●	North Area Leach

●	Emigrant Area Leach

●	Goldstrike Autoclave

●	Goldstrike Roaster

Metallurgical testing associated with these facilities and which had been performed up to December 31, 2018 are reported in the NI 43-101 reports titled “Carlin Operations, Nevada USA” (dated March 4, 2019) and “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA (dated March 22, 2019). The following summarizes additional metallurgical testing performed since the release of these reports and up to December 31, 2019. Metallurgical testing was performed at the following internal laboratories:

●	Goldstrike Metallurgical Lab, located at the Goldstrike Mine, internal lab, with no certifications

●	Gold Quarry Metallurgical Lab, located at the Gold Quarry Mine, internal lab, with no certifications.

All laboratories perform metallurgical testing according to industry accepted procedures and to industry accepted standards. The labs both complete round robin at external labs on regular periods.

13.1.	METALLURGICAL TESTWORK - GOLDSTRIKE

Goldstrike has two separate processing facilities each capable of treating single or double refractory ore including:

●	An autoclave circuit with:

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o	Primary crushing (jaw and gyratory)

o	Two parallel semi-autogenous grinding (SAG) Mill-Ball Mill grinding circuits with pebble crushing

o	Five parallel autoclaves capable of alkaline or acid pressure oxidation (POX)

●	Two parallel calcium thiosulphate (CaTS) leaching circuits with resin-in-leach (RIL) and electrowinning for gold recovery

●	A refinery producing doré bullion from both autoclave and roaster circuits

●	A roaster circuit with:

o	Primary and secondary crushing

o	Two parallel dry grinding circuits

o	Two parallel dual stage fluidized bed roasters

o	Roaster off-gas handling and mercury recovery systems

●	A slurry neutralization circuit

●	A carbon-in-leach (CIL) circuit with carbon stripping, carbon acid wash, carbon regeneration (ADR) and electrowinning for gold recovery

●	Cyanide detoxification circuit

For the Goldstrike process plants, ore from Goldstrike, Cortez, Carlin, or external sources for toll processing are dispatched to various blend stockpiles dependent on mineralogical composition including gold, sulfide, arsenic, carbonate, and organic carbon content. The routing of ore from stockpiles to the roaster and autoclave circuits is coordinated at Goldstrike by the Metal Planning department to achieve optimal Au, CO3/S2- and CORGANIC blends to their respective processes. Higher grade underground ore from Goldstrike, Carlin, and Cortez is fed to the Roaster-CIL circuit or Mill 6, depending on ore blend optimization, as a synergy unlocked by the formation of NGM.

13.2.	METALLURGICAL TESTING

Recent metallurgical efforts have focused on optimization of the calcium thiosulfate (CaTS) circuit, which utilizes CaTS and resin for gold leaching and adsorption, as opposed to a conventional cyanidation circuit. The leaching circuit is preceded by either Alkaline or Acid POX, dependent upon the characteristics of the feed. The CaTS circuit was commissioned in 2014 with the first gold pour on November 28, 2014.

Performance of the CaTS circuit has been constrained by the capacity and efficiency of the RIL elution circuit requiring that the process be fed with lower gold grade materials. Decreased sulfide oxidation efficiency associated with alkaline versus acid autoclave process chemistry has also

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required that feed blends target carbonate to sulphide ratios less than 7:1 with the addition of sulphuric acid to maintain free acid levels in the autoclave discharge slurry. Optimization of the circuit is ongoing to determine optimal circuit configuration, feed types and blends from within the NGM portfolio. The current LOM plan includes continuation of the thiosulfate leach (including acidulation) through June 2020, then converting to alkaline thiosulfate leaching (no acidulation) through 2024. After which, the RIL circuit will be converted to a conventional carbon in leach cyanidation circuit for the remainder of the life of mine. Testwork on these future ores is on-going, and results will be used to inform the already existing alkaline CIL recovery model presented in the recovery section below.

13.3.	RECOVERY

The Goldstrike roaster processes 5.2M-5.6M tonnes per year with an average gold grade of approximately seven g/t. Recovery ranges from 86% to 90% depending on the organic carbon content of the ore and gold production typically exceeds over one million ounces per year. The Goldstrike autoclave processes five million tonnes and of double refractory ore at approximately 3 g/T head grade per annum. Further production statistics for each facility are presented in Table 13-5.

The Goldstrike facility has developed a series of empirical equations to estimate gold recovery for each circuit based on historical operating data. The most recent equations for 2019 and the LOM Plan are listed in Table 13-1 to Table 13-3. The equations have been modified over time to adjust for operational and mineralogical variability, based on operating performance. Estimated gold recovery as a function of head grade is depicted in Figure 13-1.

To date, the commercial thiosulfate leaching process has never performed to the expectations set by the piloting program. For this reason, the recovery equations presented in Table 13-1 and Table 13-2 have been modified from the equations presented in the 2017 NI 43-101 report to best reflect current/future operational performance.

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Figure 13-1: Gold Recovery

Table 13-1: Alkaline POX-CATS-RIL/CIL Recovery Equations for LOM Plan – Goldstrike

Circuit Configuration	Head Grade (g/T)	Equations
Alkaline - RIL	All Head Grades	% Rec Au = 39% through December 2020; 50% January 2021 - LOM
Alkaline - CIL	If HG > 45	% Rec Au = 88.14
	If 45 ≥ HG ≥ 9.6	% Rec Au = 6.4334*(HG*0.02916)^3 - 23.02*(HG*0.02916)^2 + 28.56*(HG*0.02916) + 75.387
	If HG ≤ 9.6	% Rec Au = 661.36*(HG*0.02916)^3 - 628.91*(HG*0.02916)^2 + 208.23*(HG*0.02916) + 58.254

Table 13 2: Acid POX-CATS-RIL/CIL Recovery Equations for LOM Plan – Goldstrike

Circuit Configuration	Head Grade (g/T)	Equations
Acid - RIL	IF HG > 3.3	% Rec Au - 69.70
	If HG < 3.3	% Rec Au = (HG-1.0)/HG
Acid - CIL	If HG > 45	% Rec Au = 96.23
	If 45 > HG > 9.6	% Rec Au = 6.4334*(HG*0.02916)^3 - 23.02*(HG*0.02916)^2 + 28.56*(HG*0.02916) + 83.48
	If HG < 9.6	% Rec Au = 661.36*(HG*0.02916)^3- 628.91*(HG*0.02916)^2 + 208.23*(HG*0.02916) +66.344

Table 13-3: Roaster-CIL Recovery Equations for LOM Plan – Goldstrike

Circuit Configuration	Head Grade	Equations
CIL	All Head Grades	% Rec Au = 92.03-37.36*e^(-12.94*(HG*0.02916))

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13.4.	ALLOCATION AND RECONCILIATION

Metallurgical accounting is completed through month-end inventory measurements and production calculations for all Carlin Complex process facilities. Allocations to the various ore zones are a function of relative tonnage and mined grade with metal production determined from recovery equations defined in Table 13-1 to Table 13-3 or contract recovery rates established for toll processing.

Differences between estimated and actual head grades and gold recoveries for open pit and underground ores are reconciled to actual gold production. Separate metallurgical balances are maintained for the roaster and autoclave circuits and consider a conservation of mass including tonnage and gold content according to the equation:

●	IN = OUT + Δ INVENTORY

The end of month inventory is a key component of the metallurgical balance. At each month-end, measurements are made of inventory contained in the circuits and analysed to determine total gold content in each circuit.

Feed tonnage to respective facilities is determined from flow meters and densitometers. Automated samplers are used to collect samples of leach circuit feed and tailings for both the autoclave and the roaster. Using this data, the “Ounce Calls” are estimated and reported on the Daily Production Variance Report (DPVR). Head grades are adjusted at the month end based on actual gold production and circuit inventory change. Actual gold production is reconciled with the Ounce Call for each plant based on actual gold production, and the ratios determined from the Ounce Call.

Autoclave Adjustments

Cumulative tonnage fed to the autoclaves is not adjusted and determined from thickener underflow densitometer and flow meter data. Since various ore sources are not campaigned separately, the tonnage of each is determined from a combination of weigh scale measurements, moisture determinations, stockpile surveys, and skipped tonnes. The estimated tonnage from each ore source is then reconciled to thickener underflow tonnage and adjusted by ratio.

Process head grade is adjusted based on gold production data and inventory measurement. Adjustments to process head grade for each ore source considers actual gold production relative to ore source production estimates.

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The final tailings grade from the process is an assayed sample with no adjustment. The estimated tail grade from all ore sources is determined using an estimate of gold recovery based on the recovery models presented in Table 13-1 and Table 13-2.

Roaster Adjustments

Cumulative tonnage fed to the roaster is not adjusted and is determined from thickener underflow densitometer and flow meter data (CIL feed tonnage). Since various ore sources are not campaigned separately, the tonnage of each is determined from a combination of weigh-scale measurements, moisture determinations, stockpile surveys, and skipped tonnes. Toll ore source tonnages are determined by reconciling delivered tonnages to stockpile surveys, underground ore is calculated using skipped weight and mined volumetric survey, and open pit ore is estimated based on blends throughout the month. The emergency pile adjustment is applied, then the open pit is further adjusted so the total matches official roaster tonnage. Production is assigned based on the estimated production from each source (total tonnes, grade, and metal content) and prorated back to the source by ratio.

The final roaster tail grade is an assayed sample with no adjustment. The estimated tail grade from all ore sources is determined using an estimate of gold recovery based on the roaster recovery model in Table 13-3.

The recovery is adjusted using the adjusted head grade and the corrected tail grade using the following equation:

●	Ounce Production = Tonnes x Adjusted Head Grade X Adjusted Recovery (%)

Adjustments made to the plant head grades for 2017 to 2019 are summarized in Table 13-4.

Table 13-4: Summary of Head Grade Adjustments NGM – Goldstrike

Item	Units	Autoclave			Roaster			Overall
		2017	2018	2019	2017	2018	2019	2017	2018	2019
Processed Feed	Mt	4.26	4.73	5.21	5.29	5.3	5.56	9.55	10.03	10.78
Calculated Head	g/t AU	2.95	2.81	2.76	6.41	7.54	7.44	4.87	5.31	5.18
Adjusted Head	g/t AU	2.95	2.85	2.80	6.51	7.51	7.44	4.92	5.31	5.19
Difference	g/t AU	0.00	-0.03	0.04	0.10	-0.03	0.00	0.06	0.00	0.01
Deviation	%	0.0%	1.2%	1.3%	1.6%	-0.5%	-0.02%	1.2%	0.0%	0.3%

Results are well within normal variances.

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13.5.	PRODUCTION STATISTICS

Production statistics, at 100% basis, from the autoclave and roaster circuits from 2015 through 2019 are detailed in Table 13-5. Data includes all material from Goldstrike, Cortez from 2015-2018, and Carlin from July 2019 or other toll ore processed through both facilities.

Roaster and Autoclave circuit performance was above budget for tonnage processed by 4.3% and -3.9% for gold production on an aggregate EOY 2019 basis. This was a direct result of combined feed grades being -4.9% less than plan, offset partially by an increase in combined throughput.

Total throughput and the throughput rate for the autoclave circuit has increased by an average of 16% each year since 2015. This has kept annual gold production from the autoclave relatively constant despite a decline in feed grade averaging -11% since 2015, and average annual recovery of 58.6%.

Roaster throughput has increased by an average 2% per year since 2015, with recovery ranging from 86-89.6%. This has aided in maintaining ounce production, with a 1% increase in production despite a 1% decrease in head grade from 2018-2019.

Table 13-5: Autoclave and Roaster Production Statistics 2015-2019 NGM – All ore processed

AUTOCLAVE		2015	2016	2017	2018	2019	2019 Budget
Tonnage	kt	2,605	3,503	4,258	4,734	5,216	5,207
Tonnes/day	tonnes/day	7,136	9,597	11,665	12,969	14,290	13,772
Feed Au	g/t	4.18	3.43	2.95	2.85	2.80	3.17
Produced ounces Au	koz	204	242	248	229	276	355

ROASTER		2015	2016	2017	2018	2019	2019 Budget
Tonnage	kt	5,050	5,107	5,293	5,300	5,563	5,306
Tonnes/day	tonnes/day	13,837	13,991	14,501	14,519	15,242	14,536
Feed Au (g/t)	g/t	8.19	8.16	6.51	7.51	7.43	7.63
Produced ounces Au	koz	1,180	1,204	986	1,140	1,148	1,102

13.6.	METALLURGICAL TESTWORK - CARLIN

Processing assumptions for reserves and resources are updated yearly to reflect the most up-to-date knowledge of ore sources and to reflect current plant operations. The updates are based from metallurgical testing programs, plant performance of varied feed sources, and the cost of plant operations.

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Metallurgical Testing Program

The Carlin site metallurgical testing program constitutes two parts, testing of future ores and testing of current ores.

Future ore testing is completed according to the needs of the optimized blend planning for the combined NGM operations. A sampling matrix of ore types and grade/chemistry ranges is developed. The sampling matrix is used to perform an extraction on the resource model to determine tonnes in each matrix category. Core logs are utilized to build variability composites for each matrix category targeting a minimum of the one variability composite for every 1.5 million tonnes. All variability composites are tested in the lab given the following parameters: column test work (leach ore), roast and bottle roll leach test work (Mill 6 ore), and flotation and bottle roll leach test work (Mill 5 ore). Master composites are generated from the variability composites to identify any negative or positive synergies by mixing ore types.

Current ore testing is completed monthly by performing test work on feed stockpile samples. The stockpile samples are taken weekly and composited at the end of the month for column test work (leach ore), roast and bottle roll leach test work (Mill 6 ore), and flotation and bottle roll leach test work (Mill 5 ore). The stockpile metallurgical test work is completed individually so that recovery results can be compared to budget/reserve recoveries and adjusted as needed.

Metallurgical databases are maintained throughout the life of a deposit. Future ore testing databases are maintained through the metal planning process and into full production when the database is converted over to current ore testing.

Recovery Assumptions

All recovery assumptions are derived from future and current ore testing databases.

Exodus

All remaining reserves at Exodus are in the Exodus Footwall. This area is more geologically similar to Northwest Exodus than the historically mined Exodus proper. Therefore, recovery for Exodus is now estimated the same as Northwest Exodus.

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Northwest Exodus

Recovery assumptions for Northwest Exodus continue to use an ore type vs head grade model determined during the development stages. Northwest Exodus recovery model is shown in Table 13-6 and the amenability results are shown in Table 13-7. Monthly production amenability results of all ore from Exodus (Exodus proper and Northwest Exodus) in 2018 to 2019 indicate an average recovery of 86% gold.

Table 13-6: Northwest Exodus Recovery Model

Master Composites @ 500 Degrees C
Ore Class	>q/t Au	CRI	DP0&1	DP2	SDRM&Other	BGD
High Grade	17.1	82.7	92.2	86.7	93.7	8.7
~2x Ave Grade	10.3	82.7	92.2	86.7	93.7	82.7
Average Grade	6.9	80.0	90.0	83.7	93.7	80.0
Near COG	3.4	77.3	87.9	82.4	91.5	77.3
COG	1.7	77.0	83.8	82.0	84.0	77.0
Sub COG	0.0	77.0	83.0	82.0	84.0	77.0

Ounce Weighted Total		80.4%	89.2%	85.3%	92.7%	81.2%

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Table 13-7: Exodus and Northwest Exodus Amenability Results

Date	Northwest Exodus
	Grade g/t	SS%	OC%	CC%	Rec
1/1/18	7.4	0.94	1.69	5.51	89%
2/1/18	12.7	1.43	2.01	4.93	91%
3/1/18	8.5	1.22	1.76	6.24	86%
4/1/18	7.0	1.14	2.19	4.80	85%
5/1/18	8.6	0.93	1.57	5.44	86%
6/1/18	8.4	1.19	1.79	6.13	85%
7/1/18	13.6	1.18	1.63	5.44	86%
8/1/18	11.4	1.48	1.28	5.16	87%
9/1/18	13.4	1.54	1.60	5.39	87%
10/1/18	11.4	1.40	0.98	5.05	88%
11/1/18	10 9	1.86	1.13	5.61	88%
12/1/18	13.0	1.28	2.04	5.14	82%
1/1/19	10.1	0.86	1.69	4.91	89%
2/1/19	10.1	1.87	1.21	5.23	89%
3/1/19	10.3	1.00	1.72	5.10	84%
4/1/19	11.4	1.21	1.82	3.97	89%
5/1/19	8.6	1.42	1.50	5.18	68%
6/1/19	10.3	1.19	1.86	4.61	87%
7/1/19	9.8	1.79	1.17	4.72	85%
8/1/19	7.5	1.00	1.39	5.26	87%
9/1/19	3.8	2.27	1.11	0.43	86%
10/1/19	7.6	0.00	0.07	0.04	83%
11/1/19	9.8	1.29	1.82	4.11	83%

Pete Bajo

The gold recovery assumption for Pete Bajo utilizes the following equation, 0.0821*ln(grade)+.9771 where grade is equal to the head grade in gold ounces per tonne. The amenability results for Pete Bajo are shown in Figure 13-2. Amenability data has shown improvement in metallurgical recovery in the last two years. The current equation was utilized for reserves.

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Figure 13-2: Pete Bajo Amenability Results

Leeville

All metallurgical recovery assumptions are derived from either future or current ore testing databases. Leeville amenability testwork indicated an average gold recovery of 86%, with a range of 78%-90%. Reserve and budget assumptions will remain at 88% gold recovery (Table 13-8). For the Turf deposit in north Leeville, the amenability testwork indicated an average gold recovery of 82%, with a range of 73%-92%. For the Four Corners deposit in Leeville, roaster amenability tests were completed on 65 variability composite samples during 2019. Gold recovery ranges from ~ 27.3% to 92.3% gold and is strongly correlated to arsenic. An updated Four Corners ore type vs recovery model was utilized in reserves from the 2019 testwork and is detailed in Table 13-9.

Table 13-8: Leeville Monthly Amenability Results

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Date	Leeville					Turf
	Grade g/t	SS%	OC%	CC%	Rec	Grade g/t	SS%	OC%	CC%	Rec
1/1/18	7.3	0.70	0.60	2.81	85%	12.2	1.61	1.11	2.18	79%
2/1/18	10.0	0.88	0.49	2.24	82%	15.7	1.77	0.85	1.77	89%
3/1/18	10.6	0.95	0.41	2.28	88%	8.8	1.80	0.77	0.80	84%
4/1/18	12.7	0.80	0.40	2.36	85%	10.2	2.23	1.51	2.25	76%
5/1/18	12.0	1.10	0.50	2.12	81%	13.6	1.38	1.16	2.45	82%
6/1/18	11.8	1.14	0.57	2.10	87%	14.9	1.63	1.21	1.76	92%
7/1/18	11.8	0.94	0.40	2.72	86%	12.6	1.99	1.21	0.98	83%
8/1/18	8.3	0.94	0.43	1.81	87%	10.4	1.40	1.21	1.69	73%
8/1/18	11.5	1.10	0.39	1.08	88%	9.5	1.31	1.37	2.38	77%
10/1/18	8.5	0.97	0.57	2.29	85%	11.2	1.51	1.55	2.69	79%
11/1/18	11.5	1.86	1.13	5.61	88%	9.5	1.67	0.99	2.39	86%
12/1/18	8.8	0.71	0.51	1.89	89%	8.5	1.50	0.71	1.95	86%
1/1/19	5.8	0.77	0.58	1.13	85%	7.9	1.53	0.62	0.78	77%
2/1/19	10.6	1.42	0.80	1.49	78%	12.1	1.58	1.14	1.14	83%
3/1/19	8.5	0.63	0.53	2.63	83%	8.5	1.81	1.05	1.30	76%
4/1/19	8.2	0.86	0.50	0.60	85%	9.7	1.71	1.85	1.13	73%
5/1/19	9.4	0.72	0.72	0.50	89%	0.0
6/1/19	11.3	0.76	0.63	2.95	90%	9.9	2.00	0.85	1.62	88%
7/1/19	19.6	1.18	0.59	1.66	90%	8.3	1.48	0.62	1.83	82%
8/1/19	11.8	0.83	0.51	1.94	84%	8.5	1.67	0.75	2.03	78%
9/1/19	4.0	2.27	1.11	0.43	86%	10.6	1.94	0.73	1.47	85%
10/1/19	13.4	0.78	0.38	3.68	87%	0.0
11/1/19	8.8	0.98	0.45	3.02	84%	0.0

Table 13-9: Four Corners Recovery Model

Roaster Measured Gold Recovery (%)
Ore Class vs Grade	Dp UM	Drc1	Drc3
< 8.6 g/t	60.2%	71.4%
> 8.6 g/t & < 17 g/t	78.5%	75.2%	81.2%
> 17 g/t	76.9%	84.6%	88.1%

Surface - Gold Quarry and North Area Carlin

All metallurgical recovery assumptions for gold are derived from future and current ore testing databases. Mill 5 stockpile recoveries were increased in 2015 based on plant performance. Leach recovery of low carb/and bio stockpiles (stockpiles 39, 40, 65, and 82) were increased by 4% gold through the end of the planned stockpile life. Stockpile oxidation is the main contributor to the increased recovery. Primary surface source for Mill 6 feed in 2018 to 2019 were Mill 5 concentrates and stockpiles 68/69 and 42RHM. Mill 6 amenability data shows a slight decline in recovery to an average of 86% gold for stockpiles 68/69 and Stockpile 42RHM amenability data indicates an average recovery of 85% gold. Since stockpiles 68/69 and 42RHM are near depletion, the reserve and budget assumptions of 88% gold recovery will be utilized for the reserve base as confirmed through long term historical testing. Mill 5 plant actual recoveries are in line with reserve and budget

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assumptions. Future work will focus on improving classification of geochemical break points for ore classification into our four primary ore-types: Bio-Float, Low Carbonate Float, High Carbonate Float, and Transitional Float; see Table 13-10.

Table 13-10: Mill 6 Surface Monthly Recovery Samples

Date	Mill 5 Con					Stockpile 68/69 (Mill 6 - Gold Quarry)					Stockpile 42 RHM (Mill 6 - North Area Carlin)
	Grade g/t	SS%	OC%	CC%	Rec	Grade g/t	SS%	OC%	CC%	Rec	Grade g/t	SS%	OC%	CC%	Rec
1/1/18	3.26	3.11	0.10	0.16	80%	-	-	-	-	-	-	-	-	-	-
2/1/18	2.33	2.74	0.03	0.15	80%	-	-	-	-	-	-	-	-	-	-
3/1/18	1.41	2.67	0.11	0.08	80%	-	-	-	-	-	-	-	-	-	-
4/1/18	1.61	2.34	0.09	0.08	80%	-	-	-	-	-	-	-	-	-	-
5/1/18	1.37	2.90	0.04	0.15	80%	3.70	0.52	0.29	0.04	87%	-	-	-	-	-
6/1/18	1.34	2.33	0.03	0.18	70%	3.57	0.41	0.37	0.13	88%	-	-	-	-	-
7/1/18	1.95	2.33	0.06	0.21	80%	2.30	0.43	0.31	0.05	88%	-	-	-	-	-
8/1/18	1.41	1.81	0.06	0.08	80%	4.22	0.47	0.31	0.72	86%	-	-	-	-	-
9/1/18	1.89	1.81	0.06	0.15	80%	4.25	0.80	0.32	2.36	82%	3.50	3.41	0.03	0.46	68%
10/1/18	3.60	2.47	0.07	0.05	90%	-	-	-	-	-	8 43	2.39	0.10	0.08	73%
11/1/18	3.02	1.97	0.04	0.03	90%	-	-	-	-	-	11.42	2.82	0.06	0.08	75%
12/1/18	4.66	2.83	0.14	0.10	90%	-	-	-	-	-	7.95	2.16	0.07	0.10	88%
1/1/19	2.43	2.21	0.11	0.05	90%	6.07	0.67	0.52	2.48	86%	13.34	1.49	0.33	0.73	90%
2/1/19	1.95	2.10	0.07	0.12	80%	3.19	0.05	0.39	0.28	86%	13.03	2.46	0.13	0.20	78%
3/1/19	1.17	2.32	0.07	0.08	80%	3.12	0.33	0.42	0.00	87%	8.06	2.05	0.11	0.04	85%
4/1/19	1.37	2.29	0.11	0.04	80%	3 09	0.35	0.51	0.14	86%	5.38	2.18	0.13	0.01	87%
5/1/19	1.99	2.01	0.09	0.17	80%	-	-	-	-	-	-	-	-	-	-
6/1/19	1.54	0.05	0.10	0.02	80%	5 83	0 44	0.85	1.49	82%	11.04	1.28	0.09	0.08	91%
7/1/19	12.62	9.26	0.02	0.24	90%	3.05	0.43	0.24	0.23	88%	8 02	1.45	0.16	1.05	84%
8/1/19	2.95	2.19	0.86	0.25	90%	3.09	0.31	0.33	0.00	89%	8 06	1.25	0.13	0.40	91%
9/1/19	3.77	2.27	1.11	0.43	90%	3.77	2.27	1.11	0.43	85%	10.46	1.39	0.10	0.44	90%
10/1/19	5.83	3.15	2.46	1.29	80%	3.39	0.46	0.48	0.02	86%	3.46	0.93	0.50	0.00	92%
11/1/19	4.77	2.45	1.52	0.41	80%	2.95	0.54	0.29	1.10	86%	6 03	2.51	0.36	0.09	89%

13.7. THROUGHPUT ASSUMPTIONS

The operating throughput assumption for Mill 6 is 452 tons per operating hour (410 tonnes per hour). The Mill 5 throughput assumption is assumed to average 620 tons per operating hour (562 tonnes per hour). The estimates are based historical operating statistics. The forecast is constant into the future because no projects are currently in place to increase throughput at either mill.

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13.8. CONCLUSIONS AND RECOMMENDATIONS

In the opinion of the QPs:

●

The QPs believe that metallurgical test work presented in the report adequately covers the known ore types and mineralization and that the processing facilities should be capable of supporting the economic extraction of metal from the ore;

●

The QPs believe that the 2019 updates to the recovery equations for the Goldstrike facilities should allow these facilities to meet or exceed production commitments from the mineralization contained within the reserves and resources. The annual throughput at the Goldstrike facilities has steadily increased in recent years reflecting well operated and maintained assets;

●

The QPs believe that the 2019 updates to the average roaster recoveries for the Newmont-Contributed Mines are reasonable and should adequately reflect the recoveries possible from the mineralization contained within the reserves and resources;

●

The QPs recommend the Newmont-Contributed Mines’ processing mines/facilities transition from an average fixed recovery for each ore body, to a grade/recovery relationship for each process facility; and

●

The QPs recommend additional focus on the identification of ore domains within the geologic model to ensure that future metallurgical test work continues to leverage the updates to the geologic model to best effect.

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14.	MINERAL RESOURCE ESTIMATES

14.1.	INTRODUCTION

The Mineral Resource estimate has an effective date of December 31, 2019. The Carlin Complex drill hole database was closed for resource estimation purposes on different dates, depending on the deposit. The drill hole database contains drill hole data from numerous drilling campaigns beginning in the 1960s through 2019.    Goldstrike used acQuire™ software and Newmont-Contributed Mines used Newmont’s proprietary Global Exploration Database (GED) software until late Q4 2019 where the data was migrated to acQuire™. All Carlin Complex mines now use acQuire™.

The Carlin Complex utilizes integrated sub-programs called “Triggers” and “Constraints” that automatically validates data whenever new information is added to, or changed within, the database. These sub-programs perform calculations, validation, verification, and range bound checks on the data to ensure that data errors are flagged and kept out of the data sets. Data is approved and validated by project geologists prior to data extractions. Data extractions are accomplished using the acQuire™ export object and checked against previous exports to ensure data is not being altered and that exports are exporting the same historical data.

14.2.	GEOLOGICAL INTERPRETATIONS AND MODELLING

The Carlin Complex deposits have been sub-divided into different geological / geostatistical domains based upon geology, geostatistics, trends, populations, etc. The number of domains range from one up to thirteen, dependent on the deposit.

Barrick-Contributed Mines

For Goldstrike open pit and underground, geological surfaces and solids were generated in Leapfrog Geo™ by an independent mineral resource geologist, Paul Gribble, Geologica UK. The model was reviewed by site and geology leadership members within the Mineral Resource Management group. The area was divided into five sub-models: South (West of Bazza), West Bazza to Basal, Basal to Ren, Ren to Post/HW Ren and east of Post/HW Ren. The division into these sub-models is based on two criteria: Large scale disruption (faulting) – natural major fault boundaries in the model and

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accommodation of the dynamic estimation modelling technique. The current fault models represent the interpretation of a major basal thrust and the integration of faulting in the Ren area to the north of the main Goldstrike underground workings. Within each fault bounded sub-model the stratigraphic unit surfaces are generated from the drill hole data. A certain amount of editing/review of the data was required to maintain a sensible continuity of interpretation. A 0.01 oz/st indicator grade shell was used.

Newmont-Contributed Mines

For Leeville, Portal Mines, and North Area Carlin, geological surfaces and solids were generated in Leapfrog Geo™ by Carlin Complex personnel. In an effort to align district models with the stratigraphic correlation proposed by Cook (2015) and utilize multi-element geochemical signatures to reconcile/QA-QC visual logging, a new stratigraphic column has been adopted across the Carlin Trend. A detailed rationale is outlined by Arndt et al. (2016). The combination of geochemistry and visual re-logging were used to guide the re-interpretation similar to what was first completed at Four Corners (part of the Leeville Complex) in 2017 and the first pass at Tri-Star in 2015-2016. 2019 is the first year that the gold and geometallurgical models have been built in Leapfrog for Tri-Star.

Estimation Domains

For the Carlin Complex, each deposit is sub-domained into separate zones based upon geological, mineralization, formations, structures, alteration, grade orientation and grade population data. In addition to gold mineralization domains, North Area Carlin, Carlin UG – Leeville, Portal Mines, Emigrant and Gold Quarry deposits also had metallurgical domains for recoveries and grindability that were derived from the geological model and represented as separate domains. Goldstrike had metallurgical domains for recoveries derived from the geological model and represented as separate domains. Waste rock characterization models were also developed for all of the Carlin Complex operations.

The approximate dimensions of the mineral domains are summarized in Table 14-1.

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Table 14-1: Mineral Domains

Deposit Name	Min Length ft (m)	Max Length ft(m)	Min Width ft(m)	Max Width ft(m}	Min Thickness ft(m)	Max Thickness ft(m}
Goldstrike Underground Meikle-Rodeo	1,000 (304.8)	2,400 (731.5)	100 (30.5)	1,000 (304.8)	15 (4.6)	1,200 (365.8)
Goldstrike Open Pit Betze-Post	50 (15.2)	2,000 (609.6)	50 (15.2)	540 (164.6)	20 (6.1)	230 (70.1)
Gold Quarry	154 (46.9)	15,044 (4,585.4)	126 (38.4)	11,600 (3,535.7)	229 (69.8)	3,352(1,021.7)
Tri-Star Complex	213 (64.9)	12,232 (3,728.3)	353 (107.6)	6,501 (1,981.5)	255 (77.7)	2,980 (908.3)
Perry	160 (48.8)	5,212 (1,588.6)	33 (10.1)	1,041 (317.3)	22 (6.7)	645 (196.6)
Green Lantern	1,186 (361.5)	12,256 (3,735.6)	56 (17.1)	5,640 (1,719.1)	45 (13.7)	2,043 (622.7)
Rain/Emigrant	1,646 (501.7)	13,219 (4,029.2)	98 (29.9)	4,341 (1,323.1)	10 (3.0)	330 (100.6)
Leeville	1,850 (563.9)	5,650 (1,722.1)	800 (243.8)	2,800 (853.4)	10 (3.0)	350 (106.7)
Exodus	250 (76.2)	1,300 (396.2)	500 (152.4)	605 (184.4)	160 (48.8)	385 (117.3)
NW Exodus	250 (76.2)	2,300 (701.0)	300 ((91.4)	1,100 (335.3)	200 (61.0)	675 (205.7)
Pete Bajo - Fence	500 (152.4)	4,100 (1,249.7)	500 (152.4)	1,000 (304.8)	10 (3.0)	40 (12.2)

14.3.	MINERAL RESOURCE ESTIMATION

Exploratory Data Analysis

Exploratory data analysis was completed on several sets of data (raw and composited) to determine statistics for sample populations within domains, and the mean, maximum, minimum values, standard deviation and coefficient of variance was tabulated. It was used to determine estimation domains, evaluate composite lengths, identifying any grade outliers and to choose optimum top cut values for each of the mineral domains and to determine estimation parameters. The analysis tools applied included for capping and estimation parameter investigation: Histogram plots, Log probability plots, Mean and CV curves to look for the stability point, top 5% metal impact, indicator correlation, declustered mean plus two and three standard deviations, Risk Hi Analysis, Contact Analysis, visual checking and Metal Impact.

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Sample Support and Compositing

Both 3.5 metre and 6.1 metre composite lengths were utilized for Goldstrike open pit and underground where the 3.5 metres composites were used for estimation in the mineralized areas defined by a 0.34 g/t indicator (3.5 metre x 3.5 metre x 3.5 metre sub-blocked) grade shell and the 6.1 metre composites were used for estimation in the parent size blocks (12.2 metres x 12.2 metres x 6.1 metres). Downhole composites were used at North Area Carlin, Gold Quarry, Emigrant on 6.1 metre intervals.

For Carlin underground mines, Leeville, Exodus and Pete Bajo, drill data is composited between the domain boundaries on 1.5 metres intervals for gold and 3.5 metres for all other elements. Residual intervals at domain boundaries are either discarded or distributed across preceding composite intervals.

Outlier Values

High-grade anomalous values were controlled through the use of top-cutting and/or high-grade estimation restrictions at all Carlin Complex deposits except Genesis/Tri-Star and Gold Quarry where the top indicator grade bin in the Multiple Indicator-Kriged (MIK) interpolation acted, in effect, as a top-cut. Top cutting ranges are shown in Table 14-2 in imperial units (oz/st) and metric units (g/t).

Table 14-2: Minimum and Maximum Gold Values by Deposit

Deposit	Min	Max	Min	Max
	(oz/st)		(g/t)
Goldstrike	0.025	4.00	0.86	137.14
Perry	0.045	0.09	1.54	3.09
Emigrant	0.04	0.09	1.37	3.09
Lantern	0.06	0.30	2.06	10.29
Leeville Complex	0.10	2.75	3.43	94.29
Exodus/NW Exodus	0.55	1.50	18.86	51.43
Pete Bajo/Fence	0.10	2.00	3.43	68.57

Bulk Density Estimation

The density values used by Goldstrike open pit originated from historical tests conducted on core for several areas of the Betze-Post deposit. These tests have indicated an average tonnage factor for non-Carlin Formation ore and waste of approximately 13.5 ft3/st (0.074 st/ft3, 2.37 g/cm3). For Carlin Formation waste, a

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tonnage factor of 16.0 ft3/st (0.063 st/ft3, 2.00 g/cm3) was used, and for waste dump material, a value of 18.2 ft3/st (0.055 st/ft3, 1.76 g/cm3) was used. Goldstrike underground densities were assigned per rock type ranging from 11.8 ft3/st (0.085 st/ft3, 2.71 g/cm3) to 16.1 ft3/st (0.062 st/ft3, 1.99 g/cm3) from density data collected over the twenty years.

For Gold Quarry, North Area Carlin, Emigrant, Carlin UG - Leeville, Pete Bajo and Exodus: density determinations have been collected over the duration of core drilling. Density data were generally determined either by NGM Gold Quarry’s metallurgical laboratory, technicians at Geology’s Maggie Creek core storage facility, or Zonge Engineering (Zonge) in Tucson, AZ, using buoyancy (water immersion) methods. Currently, density measurements are done at the Maggie Creek facility with 5% checks done at the ALS Minerals facility. At many of the properties, a correction factor of up to 10% is applied to the average calculated density to account for selection bias and unmeasured fractures and voids. Density data have been validated by mining experience as evidenced by reconciliations between mined material and model predictions, and by truck weightometer studies. Density, for each mineralised domain, waste rock lithology, and weathering zone was applied to the appropriate portion of each zone.

Mine plans and reconciliation show that the current density models are of sufficient quality to support Mineral Resource and Mineral Reserve estimates. Density samples have been collected and were recently compiled to identify areas and rock types that might need additional data sampling. Additional sample density work is planned to determine whether an update to modelled density is warranted. The new data will be integrated with the existing data to improve the density models.

Tonnage estimates are completed on a dry basis. All samples are dried before specific gravity (SG) determinations occur using various methods by on-site and off-site labs including but not limited to: submerging in water or mercury, wax and water submersion, or Zonge’s method of saturating samples with tap water under a vacuum, then weighing the sample in air and water, calculating volume, drying the sample, determining dry weight then dividing dry weight by volume to obtain bulk density.

Topography and Excavation Models

All Carlin Complex open pit models are limited to the original pre-mining topography during model construction. Following block coding, the models were then truncated by the current topographic surface, i.e., the blocks located between the current topography and the pre-mine topography were

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discarded. This approach allowed the use of all data to inform the model but removes mined-out material from reporting to Mineral Resources and Mineral Reserves.

For the final topographies, drones were used to update active mining areas. The drones mapped the areas using digital photography and then the photos were processed in Pix4d to tie the photos together to initiate the point cloud and triangulation processing. The Drone used was DJI Matrice 210 drone, software is Pix4d for flight processing, Point Studio for triangulation registration and Maptek Vulcan™ for volumetric and topography maintenance.

Goldstrike active mining topographies are picked up daily by drone flights via an in-house survey team. The daily flights use digital photography and photos are referenced to known control points in the field. The photos are processed in Pix4d and triangulations are processed in MineSight 3D for end of month detailed volumetric data compilations. Daily report data is processed by Trimble Propeller and used for tracking and auditing. The drone fleet consists of the following: (DJI Matrice 210, Inspire 2, and Phantom 4). Aerial flyover photography is conducted on a yearly basis and processed by Aero-Graphics which produces 3 metre (10 ft) contours.

Spatial Continuity

Exploratory Data Analysis (EDA) and analysis of spatial continuity is undertaken on the estimation data using Snowden Supervisor™ version 8.6, Sage2001™, Maptek Vulcan™ (version 10.1 for Genesis and Gold Quarry, 11.0.4 for Leeville and Goldstrike, and 11.0.1 for Exodus and Pete Bajo/Fence) and the Centre for Computational Geostatistics’ (CCG) “varcalc” and “varmodel” programs for variogram modelling. Green Lantern, Emigrant and Perry utilized the retired Newmont proprietary TSS software version 7. Where insufficient data is available to determine spatial continuity of a domain, a proxy is utilized where the results of a similar/parent domain were applied and rotations updated to match the domain.

Mineral Resource Block Models

Grade estimation was completed using Inverse Distance Weighting (IDW), Ordinary Kriging (OK), Localized Indicator Kriging (LIK) and IDW using Dynamic Anisotropy (DA/IDW) with Maptek VulcanTM. Any blocks that were estimated using a negative kriging weight were reset to zero grade. Goldstrike has utilized Dynamic Anisotropy to allow for a localized change in the strike, dip, and

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plunge orientation of the mineralization. Future model updates for all other deposits will review whether the application of Dynamic Anisotropy is warranted.

Block model parameters are summarized in Table 14-3 and Table 14-4. Rotated models were rotated around the Z axis to match the strike of the mineralization utilizing the left-hand rule.

Table 14-3: Open Pit Block Model Parameters

Block Detail (X/Y/Z)	Tri-Star Complex	Gold Quarry	Lantern District	Rain/ Emigrant	Perry	Goldstrike: Betze-Post
Parent Block Size (m)	9.1 x 9.1 x 6.1	9.1 x 9.1 x 6.1	15.2 x 15.2 x 6.1	15.2 x 15.2 x 7.6	7.6 x 7.6 x 6.1	12.2 x 12.2 x 6.1
Sub-Blocking Block Size (m)	-	-	-	-	-	3.1 x 3.1 x 3.1
Rotation (°)	90	90	90	90	90	90
Estimation Method	LIK	LIK	IDW	OK/IDW	IDW	DA/IDW

Table 14-4: Underground Block Model Parameters

Block Detail (X/Y/Z)	Goldstrike	Leeville	Pete Bajo/Fence	Northwest Exodus
Parent Block Size (m)	12.2 x 12.2 x 6.1	6.1 x 6.1 x 6.1	6.1 x 6.1 x 6.1	6.1 x 6.1 x 6.1
Sub-Blocking Block Size (m)	3.1 x 3.1 x 3.1	1.5 x 1.5 x 1.5	1.5 x 1.5 x 1.5	1.5 x 1.5 x 1.5
Rotation(°)	90	90	45	60
Estimation Method	DA/IDW	OK	OK	OK

Volume comparisons between the block model and the ore wireframes, as well as comparison to equipment selectivity and historical knowledge, have shown, overall, that an appropriate block size and/or sub-blocking procedure is in place.

Block models were flagged for mining depletion, with estimated grades were retained for reconciliation to the life of mine plan (LOMP), as well as reconciliation to Resource/Reserve for the internal SOX control for SOX compliance

Goldstrike Open Pit block models were depleted based on 3 metre topographic contours created from bi-annual third-party manned aerial surveys and updated with point cloud surfaces with sub 1-meter accuracy created monthly from aerial drones and photogrammetry.

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The as-builts for underground excavations were 3-dimensional solids created from 3-dimensional point cloud data gathered by total stations and Cavity Monitoring System (CMS) laser scanners.

Mineral Resource Classification

The resource classification was clearly defined for all of the deposits. The classification criteria used are summarized in Table 14-5 through Table 14-7 below. Mineral Resources were classified as Measured, Indicated, and Inferred Resources based on a combination of drilling density, geological continuity, spatial grade continuity, confidence and conditional simulation drill spacing studies. All blocks that have an estimated gold grade were subsequently classified based on the confidence in the estimation.

Goldstrike

Goldstrike classification is summarized in Table 14-5 below. Classification is based on the estimation pass, number of holes, and distance to nearest sample. It is an emulation of historic classification with “donut” pass modified for the DA estimation.

Goldstrike underground uses a water table elevation 975 metres (3200 ft level) to constrain reserves and resources but there are currently none defined below this elevation.

Table 14-5: Goldstrike: Underground and Open-Pit Resource Classification Criteria

Estimation Pass	Sample distance (m)	Mined Distance (m)	Number of holes	Category	Comment
2	0 - 6.1		3	Measured
2	0 - 6.1		2	Indicated
2	6.1 - 12.2		3	Indicated
3	0 - 13.7		2	Indicated	increased search range
2	12.2-21.3		2-3	Inferred
3	13.7 - 25.9		3	Inferred	increased search range
4	0 - 19.8		2	Inferred	increased search range
Estimation Pass	Sample distance (m)	Mined Distance (m)	Number of holes	Category	Comment
2	0 -13.7		3	Measured
2	13.7 -21.3		3	Indicated
3	0 - 22.9		3	Indicated	increased search range
3	22.9 - 42.7		2-3	Inferred
4	0 - 39.6		2	Inferred	increased search range

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North Area Carlin, Carlin UG – Leeville, Portal Mines, Gold Quarry, Emigrant

Some of the former Newmont deposits and domains utilized a “Three Hole Rule” methodology where based upon a drill hole spacing study of gold, a deposit is classified based on % error with 90% confidence average distance to the nearest three holes. The Three Hole Rule, when used, utilizes the nearest three composites from different drill holes to calculate the local drill spacing for block classification.

North Area Carlin, Gold Quarry, Rain/Emigrant, and Leeville have been operating for an extended period of time and were based on a legacy classification scheme used in some parts of the models and are currently scheduled to be infilled/tested within a three-year window of mining due to these areas being identified as higher risk. They utilize a minimum distance to the nearest drill hole with a gold assay, minimum number of composite requirements all within a defined mineralized zone and frequently tailored to specific domains and directions.

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Table 14-6: Newmont-Contributed Mines: Open-Pit Resource Classification Criteria

Class	Criteria	Tri-Star Complex	Cold Quarry	Lantern District	Emigrant	Perry
Measured	Method	Three Hole Rule	Three Hole Rule	Three Hole Rule	N/A	Three Hole Rule
	Search, Max Drill Spacing (m)	7.6 x 7.6 x 7.6	15.2 x 15.2 x 7.6	12.2-22.9	No Measured	13.7
	Samples: min, max	1, 40	2, 30	2, 8	2, 6	2, 8
	Holes: min. max, # samps/hole	N/A, N/A, 5	N/A, N/A, 5	No octant search	N/A, N/A, 2	1,10,2
Indicated	Method	Legacy, Three Hole Rule	“At Risk’	Three Hole Rule, 80-150	Legacy, Three Hole Rule	Three Hole Rule
	Search, Max Drill Spacing (m)	45.7,15% error on 90% confidence	45.7	15% error on 90% confidence	15% error on 90% confidence inside Reserve, 61 m. outside	15% error on 90% confidence
	Samples: min, max	1, 40	2, 30	2, 8	2, 6	2, 8
	Holes: min. max, # samps/hole	N/A, N/A, 5	N/A, N/A, 5	No octant search	N/A, N/A, 2	1, 10, 2
Inferred	Method	Legacy, Three Hole Rule	“At Risk’	Three Hole Rule, 160 - 300	Legacy, Three Hole Rule	Three Hole Rule
	Maximum Drill Spacing (m)	30% error on 90% confidence interval distances for Yearly basis	30% error on 90% confidence interval distances for Yearly basis	30% error on 90% confidence interval distances for Yearly basis	30% error on 90% confidence interval distances for Yearly basis	30% error on 90% confidence interval distances for Yearly basis
	Minimum Samples	1-2	1-2	1-2	1-2	1-2

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Table 14-7: Newmont-Contributed Mines: Underground Resource Classification Criteria

Deposit	Class	Requirements
West Leeville and Turf	Measured	Average distance to the nearest 2 drill holes <15.2 m.
	Indicated	Average distance to the nearest 2 drill holes <30.5 m.
	Inferred	Average distance to the nearest 2 drill holes <61 m.
Other Leeville Domains	Measured	Average distance to nearest 3 drill holes <11.3 m
	Indicated	Average distance to nearest 3 drill holes <21.6 m
	Inferred	Average distance to nearest 3 drill holes >43.3 m
Exodus	Measured	Average distance to nearest 3 drill holes <21 m
	Indicated	Average distance to nearest 3 drill holes <15.2 m
	Inferred	Average distance to nearest 3 drill holes >15.2 m
Northwest Exodus	Measured	Average distance to nearest 3 drill holes <7.6 m
	Indicated	Average distance to nearest 3 drill holes <15.2 m
	Inferred	Average distance to nearest 3 drill holes <61 m
Pete Bajo	Measured	Average distance to nearest 3 drill holes <7.6 m
	Indicated	Average distance to nearest 3 drill holes <15.2 m
	Inferred	Average distance to nearest 3 drill holes <45.7 m
Fence	Measured	Average distance to nearest 3 drill holes <7.6 m
	Indicated	Average distance to nearest 3 drill holes <15.2 m
	Inferred	Average distance to nearest 3 drill holes <30.5 m

Resource Block Model Validation

Validation procedures were undertaken on the estimations. These included comparison of global mean grades, visual comparisons to composite grades, comparisons to reconciliation (when available), change of support corrections estimated using discrete Gaussian model (DGM) under a diffusion model assumption, grade-tonnage curves, slope of regression calculations, comparison to nearest neighbour analysis (bias check at the 0 cut-off), and swath plots. As expected, swath plots indicate increased smoothing outside of grade control areas where exploration data is more limited.

Open Pit Mining Methods

Goldstrike

Goldstrike open pit mining is considered a standard truck and shovel operation with conventional drill and blast techniques followed by load and haul. Material anticipated to be routed to milling facilities are drilled, blasted and mined on 6 metres (20 feet) benches while waste and low-grade material is drilled and mined on 12 metres (40 feet) benches. When mining ore, benches are mined on 6 metres (20 feet) intervals but triple stacked to create a 18 metres (60 feet) face. Mining costs

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include mining, processing, transport, refining, royalties, tailings dam costs and G&A as outlined in the cut-off parameters section of this report.

The Goldstrike Open Pit used the following assumptions, as shown in Table 14-8 to define Mineral Resource estimates.

Table 14-8: Goldstrike Open-Pit Cut-Off Grade Assumptions

COG Inputs	Units	Roaster	TCM - Acid	TCM - Alk
Gold Price	$/oz	$1,500	$1,500	$1,500
Process Recoveries	%	65	46.97	39
Incremental Mining Cost	$/tonne	0.14	0.21	0.21
Process Cost	$/tonne	21.43	39.23	33.01
G&A Cost	$/tonne	2.26	2.26	2.26
Tailings Sustainability Cost	$/tonne	0.53	0.53	0.53
Refining Cost	$/oz	0.04	0.04	0.04
Royalty	%	3.58	3.58	3.58
Cut-off Grade	oz/st	0.025	0.055	0.060
	g/t	0.86	1.89	2.06

North Area Carlin, Gold Quarry, Rain/Emigrant

Similar to Goldstrike, the Gold Quarry and North Area Carlin (Goldstar) open pit mines are mined by conventional drill and blast followed by truck and shovel load and haul. Rock material in mill ore zones are drilled, blasted and mined in 6.1 metres (20 feet) passes to ensure minimal dilution. Material in leach and waste zones are drilled, blasted and mined in 12.2 metres (40 feet) passes. Mining cost includes average haulage, royalties, dewatering and mining G&A cost; see Table 14-9. Crushing cost is included in the average Process cost. Process recovery and cost is the average for all processes (Leach, Oxide, and Refractory). Refining cost per ounce of $13.90 per ounce includes World Gold Council fees, as shown in Table 14-10.

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Table 14-9: Newmont-Contributed Mines: Open-Pit Mining Cost Assumptions

LG Inputs	Units	Value
Mining Cost	$/tonne	1.19-1.34
G&A Cost	$/tonne	0.12-0.13
Mine Sustaining Capital	$/tonne	0.22
Sustaining Capital	$/tonne	0.18
Avg Haul Cost	$/tonne	0.49-0.90
Base Mining Cost	$/tonne	2.19-2.78

Table 14-10: Newmont-Contributed Mines: Processing Assumptions

COG Inputs	Units	North Area leach	South Area leach	Carlin Roaster (Mill6)	Flotation (Mill5)	Autoclave RIL	Autoclave CIL	Goldstrike Roaster
Process Cost	$/tonne	3.42	2.72	40.34	26.18	30.29	24.54	24.26
G&A Cost	$/tonne	0.30	0.22	4.03	2.61	3.14	3.14	2.43
Tailings Sustainability Cost	$/tonne	0.00	0.00	1.68	1.68	1.48	1.48	1.48
Refinino Cost and World Gold Council Dues	$/oz	13.90	13.90	13.90	13.90	13.90	13.90	13.90
Avg. Recovery	%	61%	57%	82%	65%	42%	79%	76%

Notes: Average recoveries are calculated from recovery formulas provided by Metallurgy.

Table 14-11 sets out open pit cut-off grade assumptions for Newmont-Contributed Mines.

Table 14-11: Newmont-Contributed Mines: Open Pit Cut-Off Grade Assumptions

COG Inputs	Pits	Units	North Area leach	South Area leach	Flotation (Mill5)	Carlin Roaster (Mill6)	Autoclave RIL	Autoclave CIL	Goldstrike Roaster
Haulage Cost	Gold Quarry	$/tonne	-	1.18	0.86	1.04	4 32	4.32	4.91
	Gold Star	$/tonne	0.71	-	-	4.38	0.66	0.66	1.23
Gold Selling Price	$/oz	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500
Cut-off Grade	Gold Quarry	oz/st	0.006	0.006	0.030	0.032	0.056	0.030	0.030
	Gold Star	oz/st	0.006	0.006	0.033	0.037	0.054	0.028	0.027
	Gold Quarry	g/t	0.21	0.21	1.03	1.10	1.92	1.03	1.03
	Gold Star	g/t	0.21	0.21	1.13	1.27	1.85	0.96	0.93

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Elevated cut-off grade (COG) was used to ensure that the average grade going to the Mill is optimized. The lowest cut-off grade for Leach material is the same for Resource and Reserve due to detection limit issues and leach pad capacity. Royalties, geochemistry and processing constraints are included in the COG workflow.

The Perry, Rain/Emigrant and Lantern – Green Lantern Mineral Resource estimates were completed in previous years and have not been updated in 2019. The following assumptions listed in Table 14-12 were used for these projects.

Table 14-12: Perry, Emigrant, Lantern, Green Lantern Cut-Off Assumptions

Cost Area	Unit	Value
In-pit Mining Cost	$/tonne	1.77 to 2.44
Ex-pit Mining Cost	$/tonne	0.19 to 4.53
Re-handle Cost	$/tonne	1.51 to 4.42
Process Cost	$/tonne	2.79 to 47.65
G&A Cost	$/tonne	0.15 to 7.42
Total Capital Cost	$/tonne	0.07 to 3.31
Carbon Handling Cost	$/oz	13.01
Royalty	%	0% to 16.2%
Metallurgical recovery	%	46.2% to 83.6%
Bench height	ft	20 to 40
	m	6 to 12
Inter-ramp slope angle	degrees	11 to 49
Gold price	$/oz	$1,400
Cut-off Grade	oz/st	0.006 to 0.039
	g/t	0.21 to 1.34

Underground Mining Methods

Goldstrike

Goldstrike underground operations use two mining methods for extraction: long hole open stoping and underhand drift & fill. The method utilized depends on rock quality and ore body geometry of a given deposit. Broken material is removed from the mine using one of two portals to the Betze-Post open pit or the Meikle production shaft. Void space is then filled with Cemented rock fill (CRF) mixed in an underground batch plant at Meikle or paste filled with a surface paste plant and distribution system at Rodeo. The Goldstrike underground cut-off grade parameters are outlined in Table 14-13.

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Table 14-13: Goldstrike Underground Cut-Off Grade Assumptions

Cut-off Parameter	units	Meikle Long Hole Stoping BCOG	Meikle Drift & Fill Mining BCOG	Rodeo Long Role Stoping BCOG	Rodeo Drift & Fill Mining BCOG
Mining Cost	$/tonne	152.41	189.93	142.51	168.80
Haulage/Hoisting Cost	$/tonne	6.04	6.04	6.03	6.03
Process Cost	$/tonne	26.85	26.85	26.85	26.85
G&A Cost	$/tonne	24.54	24.54	24.54	24.54
Gold Price	$/oz	$1,500	$1,500	$1,500	$1,500
Roaster Recovery	%	90.5%	90.5%	90.5%	90.5%
Cut-off Grade	oz/st	0.140	0.165	0.134	0.151
	g/t	4.80	5.66	4.59	5.18

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Carlin UG – Leeville, Portal Mines

Carlin UG - Leeville utilizes two main mining methods for ore extraction, underhand drift and fill, and long hole stoping. Drift and fill is used for those areas of the mine with a lower quality rock mass, or where the geometry of the ore body prevents long hole stoping. Typical long hole stopes are designed 9 metres (30 ft) wide by 18 metres (60 ft) high with a typical panel length of 30 metres (100 ft). Sequencing is either primary, secondary, and tertiary or primary retreat. Stopes are filled with either paste, cemented rock fill, or unconsolidated rock fill depending on the future exposures.

Carlin UG – Portal Mines, Exodus and Pete Bajo, are accessed via portals located in open pit high walls. The lower parts of the mines have been developed with declines with truck haulage up to surface. Surface mining equipment is used to transport the ore from the portal to the process facility. Two mining methods are being used at the Exodus and Pete Bajo underground mines. They are long hole open stoping transverse to the ore as well as overhand drift and fill. A small amount of longitudinal retreat open stoping is used where ore width dictates. Long hole open stoping at Exodus follows a primary-secondary sequence from the bottom up and level accesses are spaced 20 vertical metres (65 vertical feet) apart. Primary stopes are mined 6.1 metres (20 ft) wide and up to 18 metres (60 ft) long and then filled with CRF for the vertical extent of the ore. Secondaries are then mined between the CRF filled stopes 12 metres (40 ft) wide and up to 18 metres (60 ft) long and filled with waste rock where possible. No work is planned under backfilled portions of the mine unless a suitable rock pillar remains in place. Long hole open stoping at Pete Bajo follows a pillarless sequence from the bottom up and level accesses are spaced 15 vertical metres (50 vertical feet) apart. An initial stope is mined 4.6 metres (15 ft) wide and 15 metres (50 ft) long and then filled with CRF. Adjacent stopes will be mined in either direction at 8 metres (25 ft) wide and up to 15 metres (50 ft) long and filled with CRF. Additional adjacent stopes are mined until all the ore is extracted; when the last stope in an area is reached it will be mined 11 metres (35 ft) wide and up to 15 metres (50 ft) long and filled with waste rock where possible. No work is planned under backfilled portions of the mine unless a suitable rock pillar remains in place. Overhand drift and fill mining at both mines is typically carried out with 5 metres (15 ft) high by 5 metres (15 ft) wide development drives. An access drift will be mined through a central portion of the ore on a level from which multiple branch drifts can be mined. As each drift is completed it will be jammed tight full with CRF so that an adjacent drift can be driven. Adjacent drifts will be added until all the ore is extracted from a level; if no adjacent drift will be mined the openings will be jammed tight with waste rock so that mining can

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commence on the next level 5 metres (15 ft) above. This process is repeated until all the ore is extracted from an area.

The underground cut-off grade parameters are outlined in Table 14-14.

Table 14-14: Carlin UG – Leeville, Portal Mines Mining Cut-off Grade Assumptions

Cut-off Parameter	units	West Leeville	Turf Zone 21	Turf Zone 22	Turf Zones 23/24/30	Turf Zone 25	Four Corners	Exodus	Pete Bajo (Mt)	Pete Bajo (Royalty)
Mining Cost	$/tonne	133.23	143.59	143.11	144.41	132.18	162.05	92.04	119.48	119.48
Mine Sustaining Capital Cost	$/tonne	7.55	7.08	8.90	36.82	10.54	11.25	5.78	6.94	6.94
G&A Cost	$/tonne	16.28	17.32	17.26	17.39	16.17	19.16	12.51	15.31	15.31
Haulage Cost	$/tonne	1.82	1.82	1.82	1.82	1.82	1.82	2.11	2.71	2.71
Metal Removal Cost	$/tonne	-	-	-	-	-	-	1.57	1.57	1.57
Processing Cost	$/tonne	27.73	27.73	27.73	27.73	27.73	27.73	27.73	27.73	27.73
Tailings Dam Construction Cost	$/tonne	1.68	1.68	1.68	1.68	1.68	1.68	1.68	1.68	1.68
External Refining and World Gold Council Dues	$/oz	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25
Effective Royalty	%	1%	0%	0%	0%	0%	3%	-	-	3%
Average Process Recovery	%	88%	82%	82%	82%	76%	73%	86%	86%	86%
Dilution	%	2%	5%	5%	5%	5%	5%	3%	4%	4%
Ore Loss	%	-	-	-	-	-	-	7%	-	-
Resource Gold Price	$/oz	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500
Cut-Off Grade	oz/st	0.129	0.147	0.148	0.147	0.151	0.186	0.101	0.123	0.127
	g/t	4.42	5.04	5.07	5.04	5.18	6.38	3.46	4.22	4.35

Notes:

Effective royalty % as only portions of the deposits are subject to the 3% NSR Royalty

Additional 7.5% backfill dilution added for secondary stopes

Elevated COG in use for LOM cashflow optimization

14.4.	MINERAL RESOURCE STATEMENTS

The Mineral Resource estimate for the Carlin Complex is reported in accordance with NI 43-101 and has been estimated in conformity with Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” (November 2019).

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Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Inferred Mineral Resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.

The Mineral Resources disclosed have an Effective Date of December 31, 2019 and are reported inclusive of Mineral Reserves (Table 14-5).

Table 14-15: Gold Mineral Resource (inclusive of Reserve) Statement Effective Date December 31, 2019 (Metric)

		Measured			Indicated			Measured + Indicated			Inferred

Carlin Complex		Tonnes Mt	Grade g/t	Contained Moz	Tonnes Mt	Grade g/t	Contained Moz	Tonnes Mt	Grade g/t	Contained Moz	Tonnes Mt	Grade g/t	Contained Moz
Stockpile
	Gold Quarry	9.6	2.07	0.63				9.6	2.07	0.63
	Tri-Star/Genesis	1.2	2.93	0.11				1.2	2.93	0.11
	Carlin	2.5	2.69	0.22				2.5	2.69	0.22
	Goldstrike UG	0.021	9.15	0.0062				0.021	9.15	0.0062
	Goldstrike OP	48	2.66	4.1				48	2.66	4.1
	Stockpile Subtotal	61	2.58	5.1				61	2.58	5.1

Open Pit
	Gold Quarry	2.2	2.98	0.21	140	1.66	7.4	140	1.68	7.6	4.7	1.6	0.24
	Tri-Star/Genesis	0.10	1.95	0.0063	28	1.39	1.3	28	1.39	1.3	4.5	0.9	0.13
	Goldstrike	5.1	3.44	0.56	4.7	3.40	0.52	10	3.42	1.1	0.65	2.3	0.047
	Carlin	0.082	0.67	0.0018	2.6	0.63	0.053	2.7	0.63	0.055	2.5	0.5	0.040
	Rain/Emigrant				16	0.42	0.22	16	0.42	0.22	0.4	0.4	0.0053
	Lantern				20	0.93	0.59	20	0.93	0.59	3.0	0.9	0.090
	Open Pit Subtotal	7.5	3.25	0.79	210	1.48	10	220	1.54	11	16	1.1	0.55
	Surface Total	69	2.65	5.8	210	1.48	10	280	1.77	16	16	1.1	0.55

Underground
	Leeville	13	8.91	3.7	5.8	9.28	1.7	19	9.03	5.4	0.74	9.1	0.22
	Portal Mines	2.9	7.47	0.7	5.5	6.53	1.1	8.4	6.85	1.8	1.8	6.5	0.37
	Goldstrike	19	7.88	4.7	5.3	7.12	1.2	24	7.71	5.9	2.5	8.9	0.71
	Underground Total	34	8.23	9.1	17	7.68	4.1	51	8.05	13	5.0	8.1	1.3

Total (excluding South Arturo)		100	4.52	15	230	1.94	14	330	2.74	29	21	2.8	1.8
South Arturo (60%)		7.9	2.23	0.57	8.6	1.61	0.44	16	1.90	1.0	3.5	1.4	0.16
Carlin Total		110	4.35	16	230	1.93	15	350	2.70	30	24	2.6	2.0

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Notes:

Mineral Resources are reported above at 100% basis except for South Arturo which is reporting at 60%. Barrick’s and Newmont’s attributable shares of the Mineral Resources are 61.5% and 38.5%, respectively.

The Barrick 2018 mineral resources were reported on an exclusive basis and exclude all areas that form mineral reserves; the Barrick 2019 Mineral Resources, including the Barrick-Contributed Mines associated with the Carlin Complex, are reported on an inclusive basis and include all areas that form Mineral Reserves, reported at a Mineral Resource cut-off and associated commodity price. As a result, the respective Barrick 2018 Mineral Resources are not directly comparable to that of the Barrick or Carlin Complex 2019 Mineral Resources.

The Mineral Resource estimate has been prepared according to CIM (2014) Standards.

The Mineral Resources were estimated using cut-off grades (COGs) of 0.21 g/t Au to 6.38 g/t depending on mine location, processing plant, and mining method.

All Mineral Resources in this table are reported inclusive Mineral Reserves.

Open pit Mineral Resources are those within a $1,500/oz cones or autopits.

Underground Mineral Resources utilize $1,500/oz MSO (Mine Stope Optimizer).

Numbers may not add due to rounding.

14.5.	MINERAL RESOURCE PEER REVIEWS

Internal reviews have been performed for the Carlin Complex, but no external reviews were completed in 2019. The last external review for Gold Quarry and Leeville was in 2011 with AMEC; the rest of the functions were reviewed internally by the corporate office. RPA did an audit as part of the NI 43-101 update for Goldstrike open pit and underground end of year 2018.

All QPs have visited the Carlin Complex within the last year: Charles Lynn Bolin is based out at the Carlin Complex and has visited all sites; Steven Yopps visited in November, 2019; Craig Fiddes has visited each regularly in 2019; and Jay Olcott visited the sites before or during 2019.

14.6.	MINERAL RESOURCE RISK ASSESSMENT

Factors That May Affect the Mineral Resource Estimates

Factors that may affect the Mineral Resource estimates include:

●	Metal price assumptions;

●	Assumptions relating to geotechnical and hydrogeological parameters used in mine design;

●	Assumptions that go into defining the unit costs used to evaluate Mineral Resources;

●	Mining and metallurgical recovery and dilution assumptions;

●	Variations to the expected revenue from short-term marketing and sales contracts;

●	Changes to royalty or taxation assumptions; and

●	Variations to the permitting, operating or social license regime assumptions.

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The QPs are not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which could materially affect the Mineral Resource estimates.

As the Carlin Complex consists of operating mines, grade control and advanced grade control drilling have provided a much higher degree of accuracy in the models and the ability to reconcile mine production data to the block models. NGM plans to implement grade control and advanced grade control across the Carlin Complex.

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15.	Mineral Reserves Estimate

The Mineral Reserves at the Carlin Complex as of December 31, 2019 are shown in Table 15-1. These Mineral Reserves are a combination of the open pit and underground reserves, and stockpiles from the combined assets owned by NGM. Proven and Probable Mineral Reserves, inclusive of South Arturo, total 200 million tonnes grading 3.32 g/t gold and are estimated to contain 21 million ounces of gold.

Table 15-1: Mineral Reserves, December 31, 2019 by Mine Source

		Proven			Probable			Total

Carlin Complex		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained

		Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Stockpile
	Gold Quarry	9.6	2.07	0.63				9.6	2.07	0.63
	Tri-Star/Genesis	1.2	2.93	0.11				1.2	2.93	0.11
	Carlin	2.5	2.69	0.22				2.5	2.69	0.22
	Goldstrike UG	0.021	9.15	0.0062				0.021	9.15	0.0062
	Goldstrike OP	47	2.68	4.0				47	2.68	4.0
	Stockpile Sub-total	60	2.59	5.0				60	2.59	5.0
Open Pit
	Gold Quarry	1.4	2.96	0 14	58	2.04	3.8	59	2.06	3.9
	Tri-Star/Genesis	0.080	1.66	0 0043	21	1.31	0.89	21	1.31	0.89
	Goldstrike	4.7	3.68	0.55	4.3	3.64	0.51	9.0	3.66	1.1
	Rain				12	0.40	0.16	12	0.40	0.16
	Open Pit Subtotal	6.2	3.49	0.69	96	1.74	5.3	100	1.85	6.0
	Surface Total	66	2.68	5.7	96	1.74	5.3	160	2.12	11

Underground
	Leeville	9.0	10.32	3.0	3.8	10.63	1.3	13	10.41	4.3
	Portal Mines	2.0	8.44	0.54	3.2	7.73	0.79	5.2	8.00	1.3
	Goldstrike	10	9.53	3.2	2.5	9.06	0.73	13	9.44	3.9
	Underground Total	21	9.76	6.7	9.5	9.24	2.8	31	9.60	9.5
Total (excluding South Arturo)		88	4.40	12	110	2.42	8.2	190	3.32	21
South Arturo (60%)		3.5	3.53	0.40	1.4	2.67	0.12	4.9	3.28	0.52
Carlin Total		91	4.37	13	110	2.42	8.3	200	3.32	21

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Notes:

Mineral Reserves are reported above at a 100% basis except for South Arturo which is reporting at 60%. Barrick’s and Newmont’s attributable shares of the Mineral Reserves are 61.5% and 38.5%, respectively.

The Mineral Reserve estimate has been prepared according to CIM (2014) Standards.

The Mineral Reserves were estimated using cut-off grades (COGs) of 0.21 g/t Au to 7.99 g/t depending on mine location, processing plant, and mining method.

Open pit and underground Mineral Reserves are reported at a gold price of $1,200/oz within mine designs.

Numbers may not add due to rounding.

The Mineral Resource estimates discussed in Section 14 were prepared using standard industry methods and provide an acceptable representation of the deposits. The QPs have reviewed the tallied resources, conversion to Mineral Reserves, production schedules, and cash flow analysis to determine if the resources meet the CIM (2014) Standards. Based on this review, the Measured and Indicated Mineral Resource within the final pit design at the Carlin Complex can be classified as Proven and Probable Mineral Reserves.

15.1.	BARRICK-CONTRIBUTED OPEN PIT MINERAL RESERVES

Goldstrike Open Pit Cut-Off Grades

The cut-off grade (COG) formula used by Goldstrike for the reserve reporting is as follows:

●

Cut-off Grade (oz/st) = [(Process Cost per Ore Ton) + (Tailings Sustainability Cost per Ore Ton) + (General and Administration Cost per Ore Ton)] / [((Gold Price per Ounce) – (Refining Cost per Ounce)) x (1 – Royalty %) x (Gold Recovery %)]

The work on site was completed in imperial units and has been converted to metric in the tables below. Individual cut-off grades are calculated for the roaster, TCM acid, and TCM alkaline processes. Table 15-2 is a summary of the internal cut-off grades calculated for the three process methods used at the Goldstrike operation.

Table 15-2: Betze-Post Open Pit Cut-off Grade Parameters

COG Inputs	Units	Roaster	TCM - Acid	TCM - Alk
Gold Price	$/oz	$1,200	$1,200	$1,200
Process Recoveries	%	66.7%	55.1%	39.0%
Incremental Mining Cost	$/tonne	0.14	0.21	0.21
Process Cost	$/tonne	21.43	39.23	33.01
G&A Cost	$/tonne	2.26	2.26	2.26
Tailings Sustainability Cost	$/tonne	0.53	0.53	0.53
Refining Cost	$/oz	0.04	0.04	0.04
Royalty	%	3.58%	3.58%	3.58%
Cut-off Grade	oz/st	0.030	0.065	0.075
	g/t	1.03	2.23	2.57

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Blocks in the Open Pit Block Model were sized to match the Selective Mining Unit (SMU) for the open pit. The reconciliation between the Open Pit mined tons and the model has been within the acceptable range of <15%.

Dilution and extraction are addressed by using whole blocks, without any further external factors.

Goldstrike Open Pit Reconciliation

Reconciliation of the Mineral Resource model to mill head grades was impractical due to the high percentage of ore directed to stockpiles. However, the reconciliation of tons and grade produced according to the grade control system compared well with that predicted by the mid-year 2018 Mineral Reserve estimate.

Stockpiles

Stockpiles and Ore Control

Goldstrike maintains a complex system of ore and low-grade stockpiles, which have been accumulating since the late 1980s. There are primarily three major stockpile categories that are listed below:

●	Autoclave

●	Roaster

●	Distal (Barrick Sub-ore Stockpiles – BRSO)

Table 15-3 summarizes the Goldstrike Open Pit Stockpile Mineral Reserves, located in 28 different stockpiles. The Goldstrike Open Pit Stockpile Mineral Reserves are estimated to be 47M tonnes grading 2.68 g/t, containing 4.1 million ounces of gold, effective December 31, 2019. The QPs agree with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades.

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Table 15-3: Goldstrike Open Pit Stockpile Mineral Reserves - December 31, 2019

Source	Proven			Probable			Proven and Probable
	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
CaTS	7,810	2.81	706				7,810	2.81	706
Roaster	29,872	2.95	2,833				29,872	2.95	2,833
BRSO Stoc	9,204	1.71	506				9,204	1.71	506

Total	46,886	2.68	4,045				46,886	2.68	4,045

Notes:

CIM (2014) Standards were followed for Mineral Reserves.

Stockpiles include Autoclave, Roaster, and Distal.

In addition to the stockpiles noted in this table, there is a small stockpile of underground ore, included in the underground reserve table below.

The majority of the ore material in stockpile was generated over time at higher than current cut-off grades because of lower gold prices.

Totals may not reconcile due to rounding.

Figure 15-1 is a general process flow for Goldstrike Open Pit describing how the material mined is directed to a waste dump, a distal stockpile, autoclave stockpile, or roaster stockpile. Continuous review, sampling, and metallurgical testing of the Proven Reserve stockpiles need to be maintained.

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Figure 15-1: Process Flow for Determining Material Routing at Goldstrike

Note: Cut off grades will vary with current economics, not with reserves or resource cut off grade calculations

Goldstrike Stockpiles and Reconciliation

Goldstrike has a system in place for tracking and reconciling stockpile inventories, which is done monthly. At the end of December 2019, it was estimated that the stockpiles contained 47 million tonnes grading 2.68 g/t for a total of 4.0 million ounces. Two separate stockpile reports are maintained, one for the roaster and the other for the autoclaves. The amount of material processed from each stockpile is tracked throughout the month. At the end of the month, the tonnage of material processed from each stockpile is adjusted to reflect the total tonnes processed through the roaster and/or autoclave. In a similar fashion, the contained ounces are adjusted based on the production from each plant.

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Goldstrike reconciled the amount of material contained in the stockpile by comparing the amount of material processed in the processing facilities with the Estimated Material Processed based on the change in inventory in the stockpiles and the amount of ore mined. That is:

●	Estimated Mined Material = Estimated Material Processed + Change in (Δ) Stockpile Inventory

The Estimated Mined Material is based on the Reported Polygon Tonnes and Ounces mined for the Goldstrike open pit. The change in the stockpile inventory is the difference between the Beginning Inventory and the Adjusted Ending Inventory. Using this methodology, the Estimated Material Processed is compared to the Actual Material Processed, which is reported by the process division each month using the allocation procedure. The stockpile summary as of December 31, 2019 is shown in Table 15-4.

Table 15-4: Stockpile Summary as of December 31, 2019

Source	Proven			Probable			Total
	Tonnes (kt)	Grade (g/t)	Contained (koz)	Tonnes (kt)	Grade (g/t)	Contained (koz)	Tonnes (kt)	Grade (g/t)	Contained (koz)
Goldstrike UG	21	9.15	6				21	9.15	6
Goldstrike OP	46,886	2.68	4,045				46,886	2.68	4,045

TOTAL SP	46,907	2.69	4,051				46,907	2.69	4,051

Since much of the material stored in the stockpiles has been there over an extended period, and it is known that the sulphide material oxidizes over time changing sulphide to sulphate, it is anticipated that the sulphide concentration, and therefore, the fuel value will be lower than it was when the material was placed in the stockpile. Sonic drilling of specific stockpiles by Goldstrike shows a good correlation to the original ore control grade on a larger scale, with variation locally within the stockpiles. In addition to gold grade, the stockpile reports track the sulphide, carbonate, and total carbonaceous material (TCM). These components are important to the efficient operation of the processing plants.

Goldstrike will continue the sampling and assaying program to determine the current grades of the stockpiles, particularly for those to be processed in the near-term.

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15.2.	NEWMONT-CONTRIBUTED MINES: OPEN PIT MINERAL RESERVES

The mine planning and economic analysis of the North Area Carlin, Gold Quarry, and Rain/Emigrant orebodies was developed from the LOM 2019 business plan. Detailed mine designs have been completed for all reserve pits using the following steps:

Reserves and Resources were determined by designing a mineable pit shell based upon the LG algorithm. The pit shell was then subject to an economic analysis to calculate a net present value. Material within the pit shell was classified according to cut-off parameters based upon gold grade, gold cyanide to gold fire assay ratio (AuCN/AuFA), sulfide sulfur content, carbonate carbon content, and preg-rob value. Material was then classified as oxide leach, oxide mill, refractory low grade, and refractory mill based upon final destination for processing. The economic analysis for Mineral Resource and Mineral Reserve declaration includes a geotechnical evaluation, which is performed to identify and mitigate geology controls on slope stability and to determine appropriate slope angles for open pit high wall design

The open pit mine designs were based on the following:

●	Estimates of inpit, expit, and rehandle mining costs and process costs are used to determine the total direct cost for each material class;

●	Estimates of material recoveries;

●	Estimates of annual mining rate;

●	Current regional General and Administration (G&A), carbon handling, and refining cost data;

●	Applicable royalty costs; and

●	A 5% discount rate.

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Pit Optimization

The process of determining Mineral Reserves for North Area Carlin, Gold Quarry, and Emigrant starts with the development of LG cones that maximize net present value given a set of economic and geotechnical parameters. Parameters such as current in-pit, ex-pit, and re-handle mining costs, as well as historic and current process costs are used to determine the total direct cost for each material class (leach, mill) and the extent of the cone. Additionally, a 10% overhead factor is applied to operating costs to account for site and regional G&A costs.

NGM applies a discount factor to account for the fact that a pit will be mined over a period of years and that the cost of waste stripping in the early years must bear the cost of the time value of money. In this manner, discounting is applied to future costs as well as future revenues to represent the fact that mining starts from the top down within a phase. For the mineral reserve pit shells, a discount rate 5% was used.

In some deposits, where mineralization is uniformly distributed throughout the pit or where the pit is shallow, discounting has little effect on the economic pit limit calculated by the algorithm. In other deposits, where upper benches contain a high percentage of the waste and mineralization quantities and/or grade increases with depth, discounting provides a smaller cone upon which mine designs are based.

Table 15-5 to Table 15-10 present the LG parameters used for each deposit.

Table 15-5: Carlin Open Pit LG Parameters

LG Inputs	Units	Gold Quarry	North Area Carlin
Mining Cost	S/tonne	1.34	1.19
G&A Cost	S/tonne	0.13	0.12
Sustaining Capital Cost	S/tonne	0.40	0.40
Avg Haul Cost	S/tonne	0.90	0.49
Base Mining Cost	S/tonne	2.78	2.19

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Optimization Cost Assumptions

Based on the 2019 Reserve and Resource Guidance, the mining and capital costs for Carlin Open Pit Operations have been compiled from the current LOM 2019 Business Plan.

Refining, G&A and Royalty Assumptions

Based on the non-escalated version of the LOM 2019 Business Plan, the overhead and carbon handling/refining cost were compiled by the integrated planning group of NGM. The refining, G&A and royalty cost assumptions are shown in Table 15-6.

Table 15-6: Refining, G&A and Royalty Cost Assumptions

Cost Area	Units	Value
Carbon Handling & Refining Cost	$/oz	13.01
G&A Cost	%	13.1%
Royalty	%	varies

Dilution and Mine Losses

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Thus, no further dilution factors are needed to reflect the appropriate grade and tonnage distributions. Where production has occurred, regular reconciliation of mined material to underlying Mineral Resource estimates is completed, and interpolation plans are adjusted, as needed, to ensure an appropriate amount of dilution is incorporated in the models. Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

Carlin Open Pit Cut-off Grades

For Gold Quarry and Genesis, the cut-off grade values are calculated on the basis of mined gold grade, process cost, process recovery, royalties and metal price in ounces per short tonnes. Sulfur as a by-product is used but no other metal equivalents are used. The recovery is based on the geometallurgical characteristics of the ore. Gold Quarry and Genesis/Tri-Star costs are based on a five-year average of the LOM 2020 business

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plan operational costs with Goldstrike costs based on the operating costs included in the full LOM 2020 business plan operating costs. The cut-off grades have been estimated for each material type for all reserve pits. These are based on a gold price of $1,200/oz and include royalties, processing cost and recoveries, general and administration cost, and ore incremental haulage costs. Cut-off grade (COG) analysis for the various deposits and material types are calculated each year.

Table 15-7 provides the costs used for 2019 COG calculations by material types for the Carlin Open Pit operations. An elevated COG is used to ensure the average grade going to the Mill is optimized. The lowest cut-off grade for Leach material is the same for Resource and Reserve due to detection limit issues within the internal lab and leach pad capacity. Royalties, geochemistry and processing constraints are included in the COG workflow.

Table 15-7: 2019 Cost Assumptions for Cut-off Grade Calculations by Material Type – Carlin Open Pit

COG Inputs	Units	North Area Leach	South Area Leach	Carlin Roaster (Mill 6)	Floatation (Mill 5)	Autoclave RIL	Autocalve CIL	Goldstrike Roaster
Process Cost	$/tonne	3.42	2.72	40.34	26.18	30.29	24.54	24.26
G&A Cost	$/tonne	0.30	0.22	4.03	2.61	3.14	3.14	2.43
Tailings Sustainability Cost	Morine			1.68	1.68	1.48	1.48	1.48
Refining Cost and World Gold Council Dues	$/oz	$13.90	$13.90	$13.90	$13.90	$13.90	$13.90	$13.90
Avg Recovery	%	61%	57%	82%	65%	42%	79%	76%

Carlin Stockpiles

Stockpiles comprise crusher surge and mill feed surge piles. All stockpile inventories are maintained through truck counts and tonnage factors, both into and out of each stockpile. Tonnage factors may be modified by material source and the equipment used for mining, if needed, based upon truck weight studies. In addition, stockpiles are surveyed for volume based upon the activity of the pile. Stockpiles are measured using the following minimum frequency criteria:

●	Inactive: carried from month-to-month using last survey and volume calculations;

●	Crusher surge piles: surveyed quarterly, regardless of activity;

●	Activity that is greater than 27,200 tonnes or 20% of stockpile volume in a rolling 3-month period: surveyed quarterly;

●	Activity that is greater than 27,200 tonnes or 20% of stockpile volume in a rolling 6-month period: surveyed half-yearly; and

●	Activity that is greater than 9,072 tonnes or 10% of stockpile volume in a rolling 12-month period: surveyed annually.

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15.3.	GOLDSTRIKE UNDERGROUND

Mineral Reserve Estimate

The Underground Mineral Reserves were generated based upon mine designs applied to the mid-year 2019 Mineral Resource model, and subsequently reported on the EOY 2019 Mineral Resource model. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves. The following steps outline the general procedures used in the underground mine design:

●	Assign mining method by area, based on the geometry, mining access, and geotechnical considerations.

●	Create 3D wireframe ore mining shapes in the geological block model using stope optimization algorithms. Inputs include stope geometry and cut-off grades.

●	Review resulting shapes and edit as required.

●	Evaluate wireframes against the geological block model (estimate the tonnes, grade, and ounces of each stope).

●	Design stope access and identify development requirements in ore and waste.

●	Assess economics of mining individual stopes, incorporating access development, backfill, and rehabilitation requirements.

●

Assess overall economics of mining areas or zones, incorporating all development (direct and allocated), backfill, and rehabilitation requirements. Stopes deemed uneconomic at this stage may be re-designed and re-evaluated.

●	Summarize economic and uneconomic stopes and remove the uneconomic stopes from the short-range and/or LOM plan.

The economic assessments described above are separated into a short-range and long-range model. The short-range model is used to assess the economic value of individual stopes by including the direct access development, backfill, and rehabilitation costs required to mine that stope. The short-range model directly affects whether a given stope will be included in the short-range mine plan. The long-range model is used to assess the economic value of a mining zone by allocating development costs and rehabilitation costs on a per tonnes weight basis. The long-range model assesses the overall design of a mining zone and its associated development for the reserve and LOM plan.

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Underground Cut-off Grade

The development of the COGs for underground operations is laid out in a comprehensive document on reserve cut-off grade calculation. The COG parameters are as follows:

●	COGs are based on US$1,200 per ounce gold price.

●	Mine production plan and costing structure are based on the latest LOM plan.

●	Unit costs used in the COG determination are the weighted average unit costs of the 2020 LOM plan.

●	Process recoveries are from roaster recovery curves, based on an initial assumption of what the cut-off grade will be.

●	COG is estimated for each underground mining method (long hole stoping and drift and fill) and by specific mining areas (Meikle and Rodeo).

●	An additional incremental COG is calculated for each mining area for use in evaluating development.

●	Each ore tonne included in the LOM plan incurs additional costs for processing, G&A, NSR, refining, and a silver credit.

The breakeven and incremental cut-off grades estimated for the underground operation for EOY2019 are summarized in Table 15-8.

Table 15-8: Underground Cut-off Grade Estimates

Parameters	Units	Meikle Longhole BECOG	Meikle D&F BECOG	Meikle Incr Devel ICOG	Rodeo Longhole BECOG	Rodeo D&F BECOG	Rodeo Incr Devel ICOG
	Mineral Reserve COG
Mining Cost	$/tonne	157.10	194.62	2.97	147.18	173.47	2.97
Process Cost	$/tonne	21.68	21.68	21.68	21.68	21.68	21.68
G&A Cost	$/tonne	24.54	24.54	24.54	24.54	24.54	24.54
Royalty	$/tonne	5.17	5.17	5.17	5.17	5.17	5.17
Recovery	%	90.5%	90.5%	80.5%	90.5%	90.5%	80.5%
Gold Price	$/oz	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Cut-off Grade	oz/st	0.174	0.206	0.051	0.166	0.188	0.051
	g/t	5.97	7.06	1.75	5.69	6.45	1.75

Note: BECOG – breakeven cut-off grade, ICOG – incremental cut-off grade, D&F – drift and fill

The QPs consider the operating costs estimate used in the Mineral Reserve COG calculation to be appropriate.

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Underground Dilution and Extraction

Stopes are subject to dilution and extraction estimates which are based upon the operating experience at the mine. Dilution estimates are maintained for each of the mining zones and for the different types of mining that may be undertaken. Dilution grades are also estimated for each area as shown in Table 15-9 (not all areas have been included in the table).

Table 15-9: Underground Dilution and Extraction by Mining Type EOY2019– Goldstrike

Mining Type	Meikle					Rodeo
	Zone	Sequence	Dilution	Diluting Grade g/t	Recovery	Zone	Sequence	Dilution	Diluting Grade g/t	Recovery
Capital Development	All Zones	Any sequence	4%	3.40	97%	All Zones	Any sequence	4%	3.40	97%
Cut & Fill Development	All Zones	Any sequence	4%	3.40	97%	All Zones	Any sequence	4%	3.40	97%
Stope Sill Development	All Zones	Primaries	3%	3.40	95%	All Zones	Primaries	7%	3.40	95%
	All Zones	Secondaries	10%	0.00	95%	All Zones	Secondaries	7%	0.00	95%
Floorpulls	Banshee	Primaries	10%	3.40	95%	Liberty	Primaries	10%	3.40	95%
	Banshee	Secondaries	10%	3.40	95%	Lower Rodeo	Any sequence	13%	3.40	95%
	Meikle	Primaries	13%	3.40	95%	Liberty	Secondaries	14%	3.40	95%
	Meikle	Secondaries	16%	3.40	95%	-	-	-	-	-
Stopes	Banshee	Primaries	10%	3.40	95%	North Post	Primaries	6%	3.40	95%
	Banshee	Secondaries	10%	3.40	95%	North Post	Secondaries	9%	3.40	95%
	Extension	Primaries	9%	3.40	95%	All Zones	Primaries	10%	3.40	95%
	Extension	Secondaries	11%	3.40	95%	Lower Rodeo	Any sequence	13%	3.40	95%
	Meikle	Primaries	13%	3.40	95%	All Zones	Secondaries	14%	3.40	95%
	Meikle	Secondaries	16%	3.40	95%	-	-	-	-	-

15.4.	CARLIN UNDERGROUND – LEEVILLE AND PORTAL MINES MINERAL RESERVES

The following steps are typically taken when considering Mineral Resource to Mineral Reserve conversions, developing a mine plan, and updating existing mine operating plans:

●	A geotechnical assessment is performed to determine the most appropriate mining method, the size of openings, and the most suitable sublevel intervals;

●	Stope shapes are designed, based on the geological and block model and on appropriate cut-off grades using Vulcan™ Stope Optimizer;

●

The location of mining access, in the form of a decline and other capitalized drifts required to access the potentially profitable mining areas, are selected and designed. Other required infrastructure such as ore/waste passes, shops, etc. are also included. Any required extensions of levels and/or declines are also applied;

●	A ventilation network analysis is conducted to determine the number and size of ventilation shafts/raises;

●	The main return and fresh air development are reviewed to ensure that development is connected to the appropriate fresh air and exhaust airway shafts;

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●	Stopes and development are evaluated together to determine profitability and to exclude levels / areas that are unprofitable;

●	Derived activities and mining productivity are determined for development and stoping;

●	Final stope shapes, capital development and mine infrastructure are designed;

●	Required mine services are constructed to the mine design;

●	Stopes and mine development are scheduled;

●	The mining resources such as labour and equipment are levelled, then reviewed and incorporated in the mine plan and schedule;

●	A detailed cost model is built, based on first principles, benchmarks and historic data and site budget cost criteria; and

●	A 5% discount rate is applied.

The mining methods used at the Leeville Complex are a combination of Avoca stoping, longhole open stoping (LHOS), benching (blind benching and floor pulls), up hole stoping, and drift and fill. The Mineral Reserve is comprised of Measured and Indicated Resources from all unmined areas and has been developed on the basis of complete and optimum mining designs around the Measured and Indicated mining blocks. The assumptions used in the declaration of Mineral Reserves at the Leeville Complex are presented in Section 16.

The mining method used at Exodus and Northwest Exodus is predominantly longhole open stoping. The assumptions used in the declaration of Mineral Reserves at Exodus and Northwest Exodus are presented in this Section.

The mining methods used at Pete Bajo are primarily overhand drift and fill and long hole open stoping. The assumptions used in the declaration of Mineral Reserves at Pete Bajo are presented in this Section.

Stope Considerations

The mining shapes that pass the Mineral Resource and Mineral Reserve test are run against the block model indicating the class distribution and the Mineral Resource or Mineral Reserve confidence category as assigned within the shape. The resulting shapes are referred to as “shapes with class”. Cut-off grades, shown on Table 15-10, are also applied to determine if the mining block within a shape is above the overall cut-off grade. In some cases, the shape may be optimized such that low-grade material is not mined or is “windrowed” out and not sent to the process facility.

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Table 15-10: 2019 Incremental Cut-off Grades by Material Type – Underground

Underground Site	Reserve ICOG Grade (oz/st)	Reserve ICOG Grade (g/t)
Leeville - West Leeville	0.048	1.65
Leeville - Turf	0.051	1.75
Leeville - Four Corners	0.059	2.02
Exodus	0.058	2.33
Northwest Exodus	0.068	2.33
Pete Bajo	0.087	2.98

If certain areas or shapes must also support additional costs, (for example, an extension of a decline or dewatering), a separate cost analysis is undertaken for the shape(s) to make sure the actual cost per ounce does not exceed the gold price used for Mineral Reserves or Mineral Resources. Any shapes (i.e., stope and advance triangulations) not meeting the Mineral Reserve or Mineral Resource cut-off grade, are removed.

Mining also includes “must-take” ore, which is defined as material that must be produced as a result of advancing through a low-grade portion of the orebody to access higher grade material. Because there is limited capacity to store (gob) waste underground, this material is typically brought to surface. Once this material is on surface, it must achieve the mill hauling and roasting cut-off grades of 2.74 g/t (0.08 oz/st) for it to be included in the process plan. This material can be processed at the Goldstrike roaster for low-cost “incremental” ounces (i.e., lower cost than stockpiles).

Dilution and Mine Losses

Blocks that are modelled as waste or low grade are included in a designed stope shape. The following additional tonnage are added at each site based on historical reconciliation data: 3-16% at Goldstrike, 5% at the Leeville Complex, 4% at Exodus and Northwest Exodus, and 4.25% at Pete Bajo. Full extraction is assumed on all mining shapes.

Cut-off Grades

The Leeville Complex cut-off grades were calculated for incremental development, cut-and-fill development, stoping with development, incremental stoping and levels. The cut-off grades for the three ore bodies for reserves (US$1,200/ounce gold price) are 5.55 g/t for West Leeville, 6.31 to 7.3 g/t for Turf, and 7.99 g/t for Four Corners.

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Cut-off grades are calculated at the commencement of the reserve design process. Costs and production are extracted from the latest forecast cycle, which was the LOM 2019 business plan.

The Portal Mines - Exodus reserve cut-off grade is 4.32 g/t. This yields an overall head grade of 6.9g/t for the remaining reserve shapes at Exodus.

The Portal Mines - Northwest Exodus reserve cut-off grade is 4.32 g/t. This yields an overall head grade of 6.9g/t for the reserve shapes at Northwest Exodus.

The Portal Mines - Pete Bajo reserve cut-off grade is 5.45 g/t. This yields an overall head grade of 9.9g/t for the remaining reserve shapes at Pete Bajo.

15.5.	RECONCILIATION

The QPs receive and review monthly reconciliation reports. These reports support use of the underlying data in the Mineral Resource and Mineral Reserve estimates.

Mine-to-Mill Reconciliation compares reports of tonnage hauled to the mills by the mine to the reports of tonnage processed by the mills. It also compares grade, and therefore contained ounces delivered. Mine-to-Mill Reconciliation is completed as part of the monthly Global Reconciliation standard with results reviewed quarterly. Action may be taken if the variance is ±15% over the quarter. Each process plant is reviewed as an individual entity and variances are described below.

Mine to Mill Reconciliation

●

For the Goldstrike Roaster – Feed included most underground (some Leeville, Goldstrike underground, Pete Bajo, some Exodus) and Goldstrike open pit, active and long-term stockpile ore. Results for 2019 YTD total was 97% tonnes, 95% grade, 93% ounces. Poor tracking practices at the start of 2019 due to new procedures and methodology. Once the accounting was corrected, the numbers were much smoother. Greater variability within each source but this is largely due to the frequent changes in the crusher feed (batch feed the crusher by individual sources, with approximately 300 to 500 tonnes of residual ore that can be still in the cone).

●

For Mill 6 – Feed included some Carlin underground (part of Leeville, minor Exodus) plus Carlin open pit. The results for July 2019 to the end of year was 97% tonnes, 105% grade, 102% ounces. There was greater variability week to week due the way crushing is batched through and split to Mill 6 and Mill 5.

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●

For Mill 5 – Feed was largely historical stockpiles from Carlin and Goldstrike but does include the oxide mill runs from the Goldstar open pit. Results from July 2019 to the end of year was 103% tonnes, 102% grade, 106% ounces. There was greater variability week to week due to the way crushing is batched through and split to Mill 6 and Mill 5. The feed also contains historical stockpile average grades, which has large weekly variability.

●	Autoclave only processed from historic stockpiles and did not process 2019 mined ore this year.

Mined to Model Reconciliation

Reconciliation of actual kriged polygons and grade control designs are compared to the resource model on a monthly basis for each deposit (Table 15-11). Current business controls only require that action be taken if the variance of tonnes, grade or ounces gold is ±15% over a three-month period; however, variances of ±5% are evaluated monthly. Actions/evaluation may include, but are not limited to, evaluation of: kriges, model, gold shapes, LECO data, geology, infill drilling, etc. If it is found that the model requires updating (in whatever respect), this could ultimately impact the overall design, and/or the sequencing. The variance of the grade control (GC) and ore reserve (OR) models for the mines that have exceeded 15% include Goldstrike, Goldstar and Gold Quarry open pit mines. The ore reserve has underestimated the amount of ore tonnes in the model. This is largely due to wide spaced drilling in the open pits, and the need for additional geologic controls. The geologic models for these mines are currently being reworked. There have also been additional de-risk drilling programs that have been initiated in 2019.

By simply completing and reviewing the monthly reconciliation, potential short-term issues and associated risks can be identified, and the decision may be made to adjust the short-term mine plan based on model reconciliation results (i.e. accelerate certain areas that are performing well against the model).

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Table 15-11: Reconciliation Summary for All Carlin Complex Operating Mines

Location	GC			OR Model			% Var (GC vs OR)
	Tonnes (kt)	Au g/t	Au oz	Tonnes (kt)	Au g/t	Au oz	Tonnes	Au g/t	Au oz
Gold Quarry OP	555	0.6	11	654	0.62	13	-15%	-3%	-19%
Goldstar OP	5,075	0.82	134	3,796	0.87	107	34%	-6%	25%
Goldstrike OP	3,060	3.47	341	2,395	3.8	293	28%	-9%	17%
Portal Mines UG	664	9.86	191	648	9.64	182	2%	2%	5%
Goldstrike UG	1,196	9.32	358	1,075	9.24	320	11%	1%	12%
Carlin UG - Leeville	1,146	10.46	385	1,070	10.48	361	7%	0%	7%
TOTAL	11,695	4.16	1,420	9,638	4.54	1,275	21%	-8%	11%

15.6.	MINERAL RESERVES RISK ASSESSMENT

Factors That May Affect the Mineral Reserve Estimate

Factors that may affect the Mineral Reserve estimates include:

●	Metal price assumptions;

●	Assumptions relating to geotechnical and hydrogeological parameters used in mine design;

●	Assumptions that go into defining the unit costs used to evaluate Mineral Reserves;

●	Mining and metallurgical recovery and dilution assumptions;

●	Variations to the expected revenue from short-term marketing and sales contracts;

●	Changes to royalty or taxation assumptions;

●	Variations to the permitting, operating or social license regime assumptions.

The QPs are not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which could materially affect the Mineral Reserve estimates.

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16.	MINING METHODS

The Carlin Complex consists of several large open pit operation and underground mines. The Barrick-Contributed Mines are referred to as the Goldstrike open pit mine, also known as the Betze-Post pit, and the underground mines are known as Meikle and Rodeo. The open pit mines of the Newmont-Contributed Mines are split into the North Carlin Mines (Tri-Star/Genesis and Perry), Gold Quarry and Rain/Emigrant. The numerous underground mining sites of the Newmont-Contributed Mines are referred to as the Leeville and the Portal (Pete Bajo and Exodus) Mines. Table 16-1 lists all mines operated by NGM.

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Table 16-1: NGM Operated Mines

Operation	Technique	Mine	Zone	Sub-Zone
Goldstrike	Open Pit	Betze-Post	West Barrel
Screamer
West Screamer
Bazza
	Underground	Meikle	West Banshee
East Banshee
Meikle Main
Extension
South Meikle
Griffin
West Griffin
		Rodeo	Upper East Rodeo
Upper South Rodeo
Lower Rodeo
Barrel
North Post
Emigrant	Open Pit	Emigrant
Gold Quarry	Open Pit	Gold Quarry
North Area Carlin	Open Pit	Pete	Perry
Carlin
		Lantern	North Lantern
Green Lantern
Crazy 8s
		Tri-Star (Genesis)	Silverstar
Goldstar
Bobstar
Payraise
Bluestar
Carlin	Underground	Leeville	West Leeville
Turf
Four Comers
		Portal Mines	Chukar
			Pete Bajo	Fence
Full House
			Exodus	NW Exodus

16.1.	OPEN PIT MINES

The Carlin Complex has three major open pit operations including Goldstrike, Gold Quarry and Goldstar (Part of Tri-Star (Genesis)). All three are truck and shovel operations. Blasting is required and blast patterns are laid out according to material type using rock type designations of hard, average, soft, or combinations of all three.

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Ore grade and type control is performed by sampling each blast hole unless mining is within a known waste zone. Until mid-2015 blast holes were kriged with Newmont’s in-house Orecon software for Newmont-Contributed Mines. From mid-2015 and beyond, Maptek Vulcan™ mine modeling software has been used for ore control, same as the Barrick-Contributed Mines. Ore control boundaries are staked and flagged in the field and delivered to the GPS-based system for each loading unit in the Carlin Complex.

16.2.	OPEN PIT MINE DESIGN

Barrick-Contributed Mines: Goldstrike

Ultimate pit limits at Betze-Post were determined by generating Whittle pit shells based on the net cash generated and the pit slopes recommended by Piteau Associates Engineering Ltd. (Piteau, 2006). Based on these results, the engineering team designed the final pit with haul ramps and appropriate catch benches. Haul ramps were designed to be 130 ft (40 metres) to 140 ft (43 metres) wide, including a safety berm for double lane traffic accommodating the 320-ton class haul trucks, and have a maximum grade of 10%. Mining thickness is 40 ft (12 metres) in waste and 20 ft (6 metres) in ore to help minimize dilution. In ore, triple benching is utilized, creating 60 ft (18 metres) faces between catch benches. Mining is optimized by using a multi-phased approach which maximizes stripping rates to keep an ore producing face available as much as possible. This multi-phase technique consists of a primary ore layback and a primary stripping layback. Historically, this approach was put in place to maintain a consistent mill feed and keep mine production in the range of 14 to 15 benches per layback each year.

Mine models are developed using Maptek’s Vulcan™ software, which is then converted to Deswik software for mine design or output to Whittle 4X which employs the LG pit optimization algorithm. Whittle produces a series of pit shells based on multiple gold prices. The design of the phases is based on mining the most profitable pit shells first. The phase designs are completed using Deswik mine planning software. These are all well recognized software packages and are commonly used for open pit mine optimization.

The pit design is based on 40 ft (12 m) benches in the waste and, where possible, 60 ft (18 m) benches in the ore mined in 20 ft (6 m) cuts. Slopes vary based on location. Table 16-2 summarizes the general pit design criteria at Betze-Post, and Figure 16-1 illustrates the ultimate pit outline.

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Table 16-2: Goldstrike Open Pit Mine Design Parameters

Design Parameters	Unit	Betze-Post	Carlin
Haul Road Width	metres	40	30-37
Haul Road Grade	%	10%	10%
Mining Bench Height - Waste	metres	12	12
Mining Bench Height - Ore	metres	6	6-12
Minimum Operating Width	metres	46	46
Design Operating Width	metres	76	-

Figure 16-1: Goldstrike Reserve Pit (2019)

The QPs have reviewed the pit designs and believes that they follow good engineering practice. All phases are designed with a minimum of 250 ft (76 m) operating width, with some minor cuts at 150

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ft (45 m). All haul roads are designed at a 10% maximum grade. There is sufficient room between laybacks to allow for operating room, and roads and ramps have been delineated.

Newmont-Contributed Mines: Gold Quarry, Tri-Star, Rain/Emigrant

Ultimate pit designs at Carlin were developed based on Lerch-Grossman (LG) pit optimization analysis. The pit limits incorporate geotechnical and hydrological recommendations into final high walls and are designed to include ramps and access to haulage routes to waste dumps and processing facilities. Some deposits include phased pit designs which are used to sequence the mining operation. Phases are designed to optimize the economics of the operation and/or provide access to selected ore for blending purposes.

The ultimate reserve pits for the deposits are included as Figure 16-2 to Figure 16-4 with shaded areas indicating active and future mining areas based on the mineral reserves. Colors represent different mining phases.

North Area Carlin and Gold Quarry pits have haul road effective widths for two-way travel of 100 ft (30 m) for cut-to-fill roads and 120 ft (37 m) for external fill roads with a maximum grade of 10%. Minimum pit-bottom width is designed at 150 ft (45 m). Bench heights vary from 20 ft (6 m) to 40 ft (12 m). Loading is performed with one or more of the following: Hitachi EX5500, EX3600, and EX2500 hydraulic shovels and Cat 994 and Cat 993 wheel loaders. Hauling is performed with CAT 793, 789, and 785 haul trucks. Contract ex-pit hauling operations are used, as needed.

The Emigrant pits have haul road effective widths for two-way travel of 85 ft (26 m) for cut-to-fill roads and 100 ft (30.5 m) for external fill roads due to the utilization of smaller CAT 789 trucks. Maximum grade for Emigrant roads is 10%. Minimum pit-bottom width is designed at 120 ft (37 m). Bench heights vary from 20 ft (6 m) to 40 ft (12 m).

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Figure 16-2: Gold Quarry Reserve Pit (2019)

Note: Grid scale is in feet. Easting grid lines approximate True North.

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Figure 16-3: Tri-Star Ultimate Reserve Pit (2019)

Note: Grid scale is in feet. Easting grid lines approximate True North.

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Figure 16-4: Emigrant Ultimate Reserve Pit (2019)

Note: Grid scale is in feet. Easting grid lines approximate True North.

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16.3.	OPEN PIT GEOMECHANICS

Barrick-Contributed Mines: Goldstrike

Goldstrike utilizes Piteau Associates (Piteau) as the primary design consultant for review and recommendations on geotechnical controls for all open pit layback designs. The formulation of slope design criteria involves consideration of the predicted failure modes that could impact the slope at the bench, inter-ramp, and overall scales. The level of stability for each of these assumed failure modes is then assessed and compared with the acceptance criteria for that particular slope (typically, a design factor of safety of 1.2 for overall slopes). Recommended inter-ramp slope angles, taken from Piteau’s review of the ultimate B24A16W slopes, are projected onto the current mine plan.

Pit slope ranges by mining phase are listed below:

●	Phase 4NW – 42° to 46°

●	Phase 5NW – 33° to 46°

●	Phase West Barrel (WB) – 32° to 44°

Newmont-Contributed Mines: Gold Quarry

Carlin Open Pit operations have relied upon internal geotechnical engineers as well as several external consultants for recommendations on geotechnical design of open pit laybacks. The primary consultants include Golder Associates (Golder) and Call & Nicholas, Inc; however, third party reviews of geotechnical work have been performed by SRK, Knight Piesold, and Piteau.

Excavation of the Gold Quarry pit design will result in final pit walls in excess of 1,800 ft (550 m) high along the south and west walls of the pit. The slope angles used in the design of the pit are quite complex and are based on geotechnical analysis and on the historical performance of similar rock units in the earlier stages of mining in the Gold Quarry pit.

There have been numerous single bench scale and multiple bench scale failures in the weak rock mass strengths of the alluvial overburden in the earlier phases of Gold Quarry mining and along major structures in the bedrock slopes. To mitigate this potential hazard, a geotechnical mapping

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program and a slope monitoring program have been implemented to identify areas of concern and mitigate risk as mining of the pit highwalls in the Gold Quarry pit progresses.

The following work has either been completed or is undergoing further review to reduce the risk associated with the mining of the Gold Quarry pit:

●

A comprehensive dewatering campaign utilizing horizontal drains, vertical drains, and pumping wells has been underway since the mid-1990s to remove water from the final pit wall. The current dewatering program will be expanded as mining progresses to dewater the final pit wall. Removing water from the slope improves the stability of the slope. Analysis shows that decreasing the saturated thickness in the Carlin Formation clay units by 20%, results an approximate 10% increase in factor of safety for the slope;

●

A slope monitoring program has been implemented that uses continual visual inspection and state-of-the-art slope monitoring devices to provide early warning of any potential slope instability. This slope monitoring program utilizes an automated slope monitoring instrument that will provide nearly real time monitoring of any movements in the pit walls; and

●	A geotechnical mapping program has been implemented to identify areas of concern as mining of the Gold Quarry pit progresses.

Engineering design and analysis will be ongoing throughout the mining of the Gold Quarry pit to refine the slope design as required. The analysis and re-designing will draw from the empirical knowledge gained during mining as well as the data collected from the slope monitoring, geotechnical mapping, and dewatering programs.

Newmont-Contributed Mines: Emigrant

Emigrant is located in the Rain Area. Emigrant pit slopes have been designed using a 47º double bench configuration for all walls. The maximum slope height will be 300 ft (91 metres) along the west wall in the south portion of the pit. Based on the limited slope height and on the performance of the 50º slope angle in the similar rock types in a nearby pit, no major geotechnical risks are anticipated in the Emigrant pit walls.

Newmont-Contributed Mines: North Area Carlin – Goldstar (Tri-Star)

Goldstar pit slopes have been designed using a 40º to 45º double bench configuration for all walls. The slope angles used in the reserve pit design are based on the performance of the 42º to 45º slope angles in similar rock types in the historical Genesis pit. In the design pit, the maximum slope height will be nearly 1,040 ft (317 metres) along the south wall of the pit. Previous geotechnical work has

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identified local areas of intense clay alteration associated with faults in the pit. Geotechnical risk associated with these zones have been evaluated and remedial measures have been designed, as required.

Newmont-Contributed Mines: North Area Carlin - Green Lantern

Green Lantern is located in the Carlin North Area and would involve a layback around the existing Lantern and North Lantern open pits. The current open pit slopes have been designed using a 46º double bench configuration for walls within bedrock and a 34–37º double bench configuration within the Carlin Formation which varies based on exposed thickness. The reserve pit slope angles are based on the performance of similar rock types in previous phases of the Lantern III and North Lantern open pits. Sectors of the Lantern open pit were optimized and successfully mined at a 49º triple bench configuration in the lower 360 ft (110 metres) of the highwall. It is likely that similar opportunities will be available in portions of the Green Lantern open pit. Additional geotechnical drilling is recommended to confirm material properties in the northern highwall.

16.4.	OPEN PIT HYDROGEOLOGY

A groundwater model was first built for Carlin South in 1993. In 1995 and 1996, the model was reconfigured to encompass the entire Carlin Trend, and was first reported in 1997. The model is updated and recalibrated every two years.

From a mining perspective, the hydrogeology model is used to predict pumping rates that are required to ensure safe mining operations. Pumping rates are those necessary to lower the water table of the mine according to the vertical advance schedule in the mine plan. The model is forward-looking; for example, if the plan indicated that mining would occur to the particular elevation by the end of a year in the future, the model can determine whether current pumping rates will provide sufficient dewatering to provide safe operation. If the model suggests that the current rates will not provide the required dewatering, iterative runs of the model are performed, with changes in pumping rates, to decide what rate is required. These models are generally used to look three to five years ahead of mining advance.

Where issues arise, one of two options are implemented: revising the mine plan, or reviewing well field capacity. Increasing well field capacity generally requires drilling and equipping additional wells,

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which requires lengthy test work and lead time. Dewatering is necessary to mine several of the deposits that are currently included in reserves.

Barrick-Contributed Mines: Goldstrike

Water levels at Goldstrike Open Pit are several hundred feet below the pit bottom due to dewatering of nearby underground mines. No confined aquifers have been identified within the highwalls. Dewatering efforts for the underground are discussed below in the Underground Hydrogeology section.

Newmont-Contributed Mines: Gold Quarry

Hydrologic Consultants, Inc. of Colorado (Now Itasca Denver, Inc.) are the engineers of record for hydrology for North Area Carlin and Gold Quarry. In order to achieve the Gold Quarry mine plans dewatering is conducted from both the deep carbonate (bedrock) aquifer and from the Carlin Formation aquifer. Pumping rates are controlled to dewater these aquifers based on pit-floor advance. The mine plan forecasts that Phase 6A will bring the ultimate pit floor to 3,560 ft (1,085 m) AMSL in the year 2032. Phase 6A will mine through nearly all Carlin Formation wells; based on the success rate, replacement wells may be necessary. Capital and operating cost associated with the additional dewatering requirement have been estimated and are included in the project costs.

Newmont-Contributed Mines: Tri-Star (Genesis)

Groundwater in Tri-Star is split into two domains by the north-south striking, east-dipping Genesis Fault. To the west, groundwater is drawn down by the Leeville and Betze-Post dewatering systems to below the bottom of the Tri-Star reserve pit. Groundwater east of the Genesis Fault, in the Vinnini Formation is essentially unaffected by either of the Betze-Post or Leeville dewatering systems. Depressurization of this material will be addressed using a combination of pumping wells and drains. Depressurization commenced in 2015 with the installation of piezometers to re-establish monitoring of water data. Depressurization efforts in 2016 utilized 12 vertical drains; the effect was visually positive but due to ground movement the monitoring infrastructure was damaged, and the drain effect was not able to be quantified. One deep multi-level piezometer was completed during 2017. An additional deep multi-level piezometer was completed in 2018 along with four shallow multi-level piezometers in the Vinnini Formation and Genesis Fault zone. Depressurization was enhanced with 18 horizontal drains and the construction of one vertical pumping well.

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Newmont-Contributed Mines: Emigrant

Monitoring wells around the site indicate that the groundwater occurrence at Emigrant can be divided into two distinct zones. These zones are defined by the Emigrant Fault. Monitoring wells drilled to the 5,700 ft (1,737 m) elevation to the east of the Emigrant Fault did not encounter groundwater in the Devil’s Gate Limestone. There is reason to believe that there are pockets of perched water in the higher elevations in the Webb Formation. For the Emigrant reserve pit, the lowest benches are at the 5,840 ft (1,780 m) elevation and the majority of the pit is to the east of the Emigrant Fault. Based on the groundwater data available, groundwater is not expected to be a major concern throughout the life of the Emigrant Project, however, it is likely that some perched water may be encountered near the Emigrant Fault Zone.

16.5.	OPEN PIT MINE EQUIPMENT

Barrick-Contributed Mines: Goldstrike

The current mine equipment fleet at Betze-Post will be used throughout the mine life (to 2023 in NW Laybacks, and at the end of the mine life for WB). The fleet is shared with other NGM open pit operations as needed by the integrated mine plan. The current fleet is shown in Table 16-3.

Mine mobile equipment production rates were reviewed with availability and utilization to confirm if mining production rates and costs are appropriate. There are sufficient trucks, loaders, and support equipment in the LOM plan to meet the production requirements.

Table 16-3: Goldstrike Mine Equipment Fleet

Machine Type	Goldstrike Fleet
Drills	5
Shovels	5
Front End Loaders	6
Excavators	2
Trucks	35
Water Trucks	7
Rubber Tire Dozers	6
Dozers	9
Graders	6

Total	81

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Explosives are stored in a dedicated powder and cap magazines located away from active areas. The mines comply with MSHA and all other regulatory agencies. Blasting and explosive selection for the mines varies by pit with emulsion/ANFO and high explosive blends utilized according to blasting conditions.

Newmont-Contributed Mines: North Area Carlin, Gold Quarry and Emigrant

The current mine equipment fleet at North Area Carlin, Gold Quarry will be used throughout the mine life and is shared with the other NGM mines. The number of loading and hauling units allocated to each deposit varies depending on the operational needs from the mine plans. The equipment list also includes the auxiliary equipment needed to support mining and the re-handling of the ore from the stockpile pad into the mill feeders. The current fleet is shown in Table 16-4.

Table 16-4: North Area Carlin, Gold Quarry, and Emigrant Surface Mine Production Equipment

Machine Type	North Area Carlin, Gold Quarry and Emigrant OP Fleet
Drills	7
Shovels	6
Front End Loaders	3
Trucks	43
Water Truck	5
Dozers	11
Graders	5
Total	80

Explosives are stored in dedicated powder and cap magazines located away from active areas. The mines comply with MSHA and all other regulatory agencies. Blasting and explosive selection for the mines varies by pit with emulsion/ANFO and high explosive blends utilized according to blasting conditions.

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16.6.	UNDERGROUND MINES

The Carlin Complex has three major operating underground mines including Goldstrike underground, Leeville and the Portal Mines. All mines utilize drift and fill and/or longhole stoping and are accessed by shaft or portals.

The effective date of the mine plan is December 31, 2019. NGM has regularly undertaken, and will continue to undertake, as part of its normal course of business operations, reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews are based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and requests made of project staff by NGM. Such iterations can include where appropriate, but are not limited to:

●	Changes to Mineral Resource/Mineral Reserve estimation methodologies;

●	Changes to dilution and reconciliation strategies;

●	Changes to metal price assumptions;

●

Changes in allocations of planned drilling, or drilling locations, that can be used to support conversion of Mineral Resources to higher confidence categories that would then be eligible for inclusion in a mine plan for conversion to Mineral Reserves;

●	Changes to deposit sequencing;

●	Changes to production rates;

●	Changes in mining equipment strategies;

●	Alternate underground configurations;

●	Changes to geotechnical or hydrogeological assumptions;

●	Changes in short-term production;

●	Mill throughput reviews and potential mill modifications;

●	Process flowsheet modifications and potential recovery improvements;

●	Stockpile throughput, allocations, and planned depletion rates;

●	Optimization of cash flows and review of different cash flow scenarios;

●	Changes to allocations of capital expenditures to different years within the mine plan;

●	Modifications to sustaining capital and operating cost assumptions; and

●	Changes to accounting and taxation assumptions.

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16.7.	UNDERGROUND GEOMECHANICS

Barrick-Contributed Mines: Goldstrike

Rock mechanics advice and direction at the Goldstrike underground mines is generally provided by a rock mechanics engineer on the staff of the technical services department. A consultant, R. Langston, P.E., is engaged on an as-needed basis to provide guidance on specific ground control matters and reviewing of standards.

Ground conditions vary greatly in the different mining areas. Poor conditions in some areas are due to alteration of original structures. Oxidation affects rock strengths in some areas and requires corrosion-resistant ground support.

The generally low-strength rock conditions are the key factor in the mine design and mining method selection.

All Carlin Complex underground mines rely upon internal geotechnical engineers and each site undergoes a geotechnical audit annually. In addition, all mines have a ground control management plan (GCMP), which covers minimum requirements, including ground support minimum standards, backfilling, quality control and monitoring.

Newmont-Contributed Mines: Leeville

New mining areas at West Leeville (Zone 5 East, 6, 7, 8, and 11) and at Turf will use 30 ft (9 metres) wide primary and 30 ft (9 metres) wide secondary stopes. Stope stability analysis and mining experience indicate the current stope dimensions are adequate.

Mining in the Turf ore zone was modelled by MD Engineering using Examine 3D software to evaluate the impacts of LOM mining activities on infrastructure stability. The modelling also assessed the interaction between West Leeville and Turf and concluded that there could be significant yielding in the narrow abutment pillar. This is interpreted to have little impact, as no infrastructure is planned in this area. Long-term excavations in this area, however, may be difficult to maintain.

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A shaft pillar has been designed around the Leeville No. 3 Ventilation Shaft to buffer it from mining activities. The shaft pillar constraints include a 0 to 91 metres (0 to 300 ft) radius (cylindrical shape around and below the shaft bottom). All mining within the shaft pillar is deferred to the end of the LOM.

Newmont-Contributed Mines: Portal Mines – Exodus and Northwest Exodus

Northwest Exodus geotechnical core logs indicate a median Rock Mass Rating (RMR) of about 40.4 (Poor Rock) for the hanging wall overall core logs and 33.7 (Poor Rock) for rock with a grade of >5.1 g/t (>0.15 oz/st). Core logs for the hanging wall indicate that about 79% of the rock with a grade of >5.1 g/t (>0.15 oz/st). opt falls into the category of “Poor Rock” and about 6% is “Very Poor Rock.”

Conditions at Exodus where reserves remain in the footwall of the Castle Reef Fault are not as favourable. The geotechnical core logs for overall footwall core give a median RMR of 32.5 (Poor Rock) and 29.8 (Poor Rock) for a grade of >5.8 g/t (>0.17 oz/st). In the footwall rock with >5.8 g/t (>0.17 oz/st) about 85% is “Poor Rock” and about 11% is “Very Poor Rock.”

Newmont-Contributed Mines: Portal Mines - Pete Bajo

The Pete Bajo mine has weak, highly structured rock masses with a generally small block size. The rock mass is of relatively low quality. This is reflected in a median RMR of 33.6 for the overall rock mass and 32 for rock for a grade of >5.1 g/t (>0.15 oz/st). Geotechnical core indicates for grades of >5.1 g/t (>0.15 oz/st) about 24% is classified as “Very Poor Rock” and about 72% is “Poor Rock.”

The Fence geotechnical drill log data indicates a median RMR of about 30 (Poor Rock) for all core and 27.8 for core with a grade of >5.1 g/t (>0.15 oz/st). About 77% of the rock mass with a grade of >5.1 g/t (>0.15 oz/st) falls in the category of “Poor Rock” and another 20% is classified as “Very Poor Rock” in Bieniawski’s RMR system. Drill core from northwest Fence indicates a similar or slightly better rock mass.

16.8.	UNDERGROUND HYDROGEOLOGY

The Carlin Trend has a regional hydrological model as discussed in the Open Pit hydrogeology section 16.4, which is monitored and utilized to determine water table elevations and predict potential dewatering requirements. In addition, the model is supported by extensive hydrological drilling.

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Barrick-Contributed Mines: Goldstrike

While the Goldstrike deposits extend below the 975 m (3,200 ft) elevation, the mine has currently only planned to dewater to that level. Mineral Reserves are not included from any material that is below 975 m (3,200 ft) elevation (the projected extent of the current dewatering program). There is potential to increase the Mineral Reserves at depth if dewatering is extended further. Currently there are 9 dewatering wells in operation at Goldstrike, including 3 in pit and 6 outside of the pit. The current dewatering rate is approximately 18,700 USGPM. Additional dewatering wells are currently in development and are planned in the LOM to support the 975 m (3,200 ft) water level, increasing the maximum dewatering rate to 31,000 USGPM.

Newmont-Contributed Mines: Leeville

There are two known major hydrogeologic units in the vicinity of the Leeville complex. These correspond with the assemblage of rock formations associated with the upper (UP) and lower (LP) plates of the Roberts Mountains Thrust. Formation waters in the UP tend to be higher in elevation and “perched” or stranded as regional dewatering occurs. The LP aquifer in the vicinity of the Leeville complex is a combination of several geological formations that have much higher permeability and connected porosity values.

Water wells in the LP tend to be prolific water producers, and “cones of drawdown” tend to have minimal gradient and are relatively far-reaching. Currently, pumping is underway to draw down the lower water table in order to access the deeper parts of Turf. The bottom of the upper water table gets deeper to the north.

The current dewatering rate at Leeville is approximately 11,000 USGPM. Dewatering occurs in the LP aquifer where groundwater flows radially towards the mine with a steeper hydraulic gradient in the area of the dewatering well field.

The water from these wells is treated in a water treatment plant to remove arsenic and antimony. It is then pumped to the Goldstrike process facilities, where Goldstrike has the option to use the water in their processes or discharge it into the T.S. Ranch Reservoir in the Boulder Creek drainage system.

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The amount of water which can be discharged in the Boulder Creek drainage is regulated by the Boulder Valley Agreement, which limits the amount of groundwater mounding that can occur in the basin. This agreement was previously made between Newmont, Barrick, and the Nevada State Engineer as a result of the creation of an unanticipated spring’s down-gradient from the T.S. Reservoir. NGM has water rights to pump and discharge up to 25,000 USGPM from the Leeville complex and the water treatment plant was correspondingly designed to treat up to a maximum of 25,000 USGPM.

Groundwater modelling and aquifer testing in the Leeville area indicate that hydraulic conductivity (K) values range from 0.025 to 0.05 ft/day in the UP and are approximately 100 ft/day in the LP. These data indicate that permeability is fairly low in the UP aquifer and high in the LP carbonates.

The Carlin Trend Groundwater Model is used to predict groundwater elevations and the effects of dewatering. The model predicts that the groundwater drawdown rate begins to decrease over time primarily as a result of increasing pumping heads. By 2020, the groundwater drawdown will plateau at an elevation of approximately 1,036 m (3,400 ft). A conservative elevation of 1,052 m (3,450 ft) is now used for mine planning purposes at the Leeville complex.

Newmont-Contributed Mines: Portal Mines - Exodus and Northwest Exodus

A portion of Exodus was dewatered as a result of dewatering at the Goldstrike underground operation. Exodus continues to be dewatered by the Leeville dewatering wells. The aquifer(s) in the Exodus area show some compartmentalization.

Newmont-Contributed Mines: Portal Mines - Pete Bajo

Both Pete Bajo and Fence are dewatered by the Leeville dewatering wells. The aquifers in the area of Pete Bajo and Fence, as in Leeville, are likely compartmentalized.

Due to the lack of LP groundwater data in the Pete Bajo and Fence areas, further study is needed prior to any drifting to the northeast.

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16.9.	UNDERGROUND MINING METHODS

Barrick-Contributed Mines: Goldstrike underground

Two main mining methods are used underground at Goldstrike, both of which rely on cemented backfill for support.

In relatively good to fair ground conditions, where longhole stoping methods are used, the wall and back instability is reduced by mining smaller, longhole sections and filling before mining the next section. In poor ground, the underhand drift and fill method provides a backfill roof for subsequent lifts in the mining cycle.

The underhand drift and fill method is utilized in areas of fair to poor ground conditions regardless of the width of the zone. The underhand drifts are nominally designed as 4.6 metres (15 ft) wide by 4.6 metres (15 ft) high. The minimum width is 4.6 metres (15 ft) (one drift). The primary drift is driven with increased ground support to hold the ground open, then backfilled with a high strength cemented rock fill at the Meikle mine, paste fill at the Rodeo and North Post mine. Where the ore width exceeds the nominal drift width, subsequent drifts are developed (parallel or at oblique angles to the primary drift) and then backfilled. This process continues until the entire ore shape at a given elevation has been excavated and filled. Successive lifts are taken beneath the primary workings, utilizing the backfill as an engineered back. This method can provide a consistent production rate from a mining area given a sufficient number of headings to complete the full mining cycle.

Transverse longhole stopes are designed at various heights ranging from 10.7 m (35 ft) to 30.5 m (100 ft), based on the existing and planned sill development levels used in the active mining areas. Stope widths are designed at 6.1 to 7.6 metres (20 ft to 25 ft), based on the ground conditions. In secondary stopes, the width is dictated by the actual dimensions of the adjacent primary stopes. Development of the secondary sills may be reduced to 4.0 metres (13 ft) leaving a rock “skin” to account for poor quality backfill in the adjacent stopes. The overall stope length is based on the transverse dimension of the ore; however, individual stopes can be limited to 13.7 metres (45 ft). Transverse longhole stopes are designed with at least 60° hanging walls and with subvertical footwalls.

Transverse longhole stoping is used where the mineralized zone has a significant width. Footwall drifts are driven parallel to the strike of the ore to provide access for stoping. Mining with transverse

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stopes requires a primary, secondary, and sometimes tertiary extraction to completely mine out the area.

Longitudinal stopes are utilized in areas of the mine where the geometry and ground conditions allow. The stopes are accessed from a footwall drive driven parallel to the strike of ore. If the strike length of the ore is greater than 18.3 metres (60 ft), the development is driven to the end and the stope is mined in a retreat fashion in sections no longer than 18.3 metres (60 ft). Each section is mined and filled before the next section is mined. If ground conditions are poor, the longhole stope section length can be reduced.

Overhand drift and fill, back stoping, and benching are all used to a much lesser extent, based on ground conditions and the geometry of the ore zones.

Years of successful underground stoping operations have proven the selection of mining methods and the design practices to be appropriate for the deposits (Figure 16-5).

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Figure 16-5: Underground Section and Plan

Newmont-Contributed Mines: Leeville

The mining method primarily used on the West Leeville orebody is longhole stoping with typical stopes of dimension 30.5 metres (100 ft) long, 9.1 metres (30 ft) wide and 18.3 metres (60 ft) high.

The mining methods employed at the Turf orebody are longhole stoping and underhand cut and fill, depending on what geotechnical constraints allow. Stope geometries for the Turf orebody follow the same constraints as the West Leeville orebody. In the cut and fill areas of the Turf orebody, 4.6 to 5.2 metres (15 to 17 ft) wide primary and secondary drifts will be cut in four 4.6 to 6.1 metres (15 to 20 ft) high lifts, designated A-D.

The Four Corners orebody is designed to be mined with the same methods as those being used on the Turf orebody, but a geotechnical evaluation is being performed to determine mining method

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improvement. The maximum stope dimensions for the Four Corners orebody have been set at 30.5 metres (100 ft) long, 6.1 metres (20 ft) wide, and 24.4 metres (80 ft) high. In Four Corners orebody cut and fill areas, only 20-ft wide primary drifts will be cut in 4.6 to 6.1 metres (15 to 20 ft) high lifts, A-D.

Figure 16-6 is a plan view of the Leeville complex workings projected to surface. Figure 16-7 is a longitudinal section view of the operation.

Figure 16-6: Plan View of Surface, Leeville Complex

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Figure 16-7: Longitudinal Section View- Leeville Complex (looking east)

Newmont-Contributed Mines: Portal Mines - Exodus and Northwest Exodus

Development activity resumed at Exodus in 2019 to access reserves on the west side of the Castle Reef Fault. The new development will be accessed and ventilated from the existing mine workings through Exodus and Northwest Exodus. Exploration drifting is also ongoing in the area to provide a drilling platform for future targets.

Northwest Exodus is mined as an extension of Exodus and accessed from the existing Exodus portals. The new ventilation shaft for Northwest Exodus was commissioned in Q2 of 2017.

The primary mining method at Exodus and Northwest Exodus is long-hole open stoping with some drift and fill mining planned in areas with less vertical extent. The mine is owner operated. The primary mining zone was Northwest Exodus for 2019 at a production rate of 1,270 tonnes (~1,400 tons) per day.

Northwest Exodus is mined with longhole open stoping using a primary and secondary pass sequence similar to Exodus. Results of the geotechnical analysis completed for Northwest Exodus have been used to develop design criteria for the mine. Because poor ground conditions at Northwest Exodus are expected to be encountered, the production levels are spaced at 19.8 metres (65 ft) intervals, with single lift stopes being mined. Primary stopes at Northwest Exodus are designed at

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widths of 6.1 metres (20 ft) and secondary stopes are designed 12.2 metres (40 ft) wide. Stopes and stope development are backfilled with either CRF or unconsolidated waste rock.

Figure 16-8 shows an isometric view of Northwest Exodus.

Figure 16-8: Isometric View of Northwest Exodus looking Northeast

Note: Isometric schematic, not to scale. Grey coloured zones are mined out and backfilled, green zones are to be mined.

Newmont-Contributed Mines: Portal Mines - Pete Bajo

The mining methods used at Pete Bajo are primarily longhole open stoping with some overhand drift and fill. Mining sizes and orientations are defined by orebody geometry, geotechnical parameters and minimum mining sizes based on the equipment fleet.

Typical heading dimensions are 4.6 metres (15 ft) high and wide, and stopes are 4.6 metres (15 ft) wide for primary, and 9.1 metres (30 ft) for secondary stopes. Mining height is defined by orebody thickness. Where there is sufficient vertical extent, sub-levels for stopes are established at 13.7 m (45 ft) intervals.

Figure 16-9 is an isometric section view of Pete Bajo.

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Figure 16-9: Isometric View of Pete Bajo, Looking South

Note: Isometric schematic, not to scale. Grey zones have been mined and backfilled, other colors represent current future mining zones.

16.10.	UNDERGROUND MINE DEVELOPMENT

Ground Support

For all Carlin Complex underground mines, all headings in virgin ground are supported immediately after blasting, as stipulated in the ground control standards for each underground mine based on the mining area, mining method, and surrounding material. Both coated and uncoated rock bolts are used depending on the use of the excavation. Generally, coated Swellex bolts are used in permanent excavations and acidic areas, while uncoated bolts are used in stope lines, drift and fill cuts, and temporary excavations. If headings are left unsupported, there is a high potential for failure of the back and ribs.

Where development is under cemented backfill, there is no support used if the backfill quality is good. There are issues with some of the older backfill, which is of poor quality, and there can be failures of this fill either from failure of the back or runs of fill from the walls as a secondary stope is developed. Older areas are carefully assessed before mining.

There is a planned program of re-support of deteriorating roadways and headings (rehabilitation) based on observations and records. The costs are identified in the mine budget as a quantity per month. The exact areas where replacement of the ground support will be needed are identified on an on-going basis.

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16.11.	UNDERGROUND INFRASTRUCTURE FACILITIES

Barrick-Contributed Mines: Goldstrike

Goldstrike has two shafts and three portals: including the Meikle and Rodeo Shafts, and the North Post, Betze No. 1 and No. 2 portals. The Meikle shaft is approximately 548.6 m (1,800 ft) deep, extending to the 1,128 m (3,700 ft) level, while the Rodeo shaft is 396 m (1,300 ft) deep and extends to the 1,250 m (4,100 ft) level. Hoist operation in both shafts is automated with human oversight provided. There are ventilation shafts and boreholes for ventilation in both the Meikle and Rodeo mines. The three portals all are accessed from the Goldstrike open pit.

The Betze No. 1 portal is a fresh air intake and used for both vehicular traffic and movement of ore to the pit. The Betze No. 2 portal is an emergency exit and a fresh air intake for the North Post. The third access to surface, the North Post portal, is also used for vehicular and material supply traffic, and as air exhaust. Some ore from the underground is hauled by truck to a dump area in the pit and subsequently moved by open pit haulage trucks to the mill area.

Newmont-Contributed Mines: Leeville

Leeville has three shafts; the No. 1 shaft has two 7-cubic yard (~10 ton) skips for transporting aggregate for CRF underground and one station on the 4675 Level; the No. 2 shaft has two 7-cubic yard (~10 ton) skips for transporting ore to surface, a two-deck service cage for personnel and supplies transport, a six person chippy cage for personnel transport, and stations at the 4450 and 4315 Levels; and the No. 3 shaft has two stations, at the 4100 Level and at 4000.

Electrical power feeds enter the mine through the No. 1 and No. 2 shafts and through the portal to five switchgears which distribute power to approximately 50 load centers. Most of the main infrastructure is located on the 4315, 4450, and 4675 Levels. A contractor shop, a pump skid and the bottom of an underground shotcrete slickline have been established on the 4675 Level. On 4450 Level are a main shop with offices, three rock breakers for ore delivery to surface, a CRF mixer plant, a fuel bay, and a powder magazine. On 4315 Level are a pump skid, shaft loading pocket, the bottom of an underground shotcrete slickline, an alternate CRF mixing plant, and a laydown.

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Newmont-Contributed Mines: Portal Mines - Northwest Exodus

Northwest Exodus utilizes much of the existing Exodus infrastructure such as offices, the dry facilities, the fixed maintenance and electrical shop, fuel bay, shotcrete plant, and backfill plant. In addition, a new explosives magazine, mobile maintenance shop, and fuel bay were built underground.

Newmont-Contributed Mines: Portal Mines - Pete Bajo

The explosives magazine is the only underground infrastructure facility at Pete Bajo. Surface facilities include offices, an equipment shop, a fixed maintenance and electrical shop, a fuel bay, a shotcrete plant, and a backfill plant. Dry facilities are shared with Exodus.

16.12.	BACKFILL

Newmont-Contributed Mines: Goldstrike Underground

Backfill is used in all stoping methods at the Goldstrike Mine. At Meikle the backfill system consists of passes and underground aggregate storage. Rodeo utilizes a surface paste plant which delivers paste fill via a bore hole to mine levels. It has previously been identified that there are problems due to poor quality backfill from the past and this can affect short-term mine planning. Additional backfill assessments will be considered before mining in these historical areas.

Meikle

Aggregate comes from open pit waste which is crushed to 7.6 cm (three-inch) minus by a contractor. The aggregate is delivered through a lined borehole from the surface to the 925 level bins at Meikle. The binder material is cement. Admixtures are used for stabilization and retardation as necessary. The Meikle backfill plant is located on the 1075 level and has a seven cubic yard batch mixer. Depending on the fill strength desired, the binder is varied from five to seven percent. The mixer combines water, aggregate, and powdered binder. Backfill is delivered to stopes via trucks.

Rodeo

The paste fill plant was constructed in 2012 and it was commissioned in 2013. The paste fill plant takes tailings from the roaster and sizes material with cyclones. The tailings then go through a

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thickener tank and disc filters to get to 77.5% solids. At this point the material is mixed to have 8% cement and is then pumped down a borehole to the underground. Bulkheads are used while filling stopes to hold the material in place as it cures.

Newmont-Contributed Mines: Leeville

The Leeville Complex utilizes three forms of backfill:

●	Cemented Rock Fill (CRF);

●	Uncemented run of mine waste; and

●	Paste fill.

Primary stopes mined prior to 2018 were backfilled with CRF, and secondary stopes with uncemented run of mine waste, dependent on future mining plans.

Leeville now uses a surface paste plant and underground reticulated paste fill system. The paste consists of different ratios of crushed aggregate, processing tails and cement slurry. Paste is used to fill the majority of the stope and CRF, as well as for the jamming and capping of backfilled areas. Uncemented run of mine waste will continue to be utilized for secondary stopes and drifts in which future mining is not planned directly adjacent.

Newmont-Contributed Mines: Portal Mines - Northwest Exodus

Backfill at Northwest Exodus is a CRF produced via a pugmill plant. The pugmill plant consists of an aggregate hopper, cement silo, fly ash silo, belt conveyor, and paddle mixer. Aggregate is loaded into the hopper and is carried on the conveyor belt toward the mixer. Cement and fly ash are added onto the belt as a percentage of the aggregate weight. The conveyor belt feeds the dry components into the paddle mixer where water is sprayed into the mix before dropping into the haul truck. A water-reducing admixture (TamCem11) is dosed into the mixing water at a dosage of 0.30 litres (10 ounces) admixture per 45.4 kg (100 pounds) binder. The typical CRF mix is 6.25% binder (cement and fly ash) with a 5 cm (2 inch) minus aggregate and water to binder ratio of 0.70. The binder is an 80/20 blend of cement and fly ash; however, if fly ash is unavailable straight cement is used. The aggregate is crushed limestone produced at the North American Crushing and Screening Plant.

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Newmont-Contributed Mines: Portal Mines - Pete Bajo

Backfill at Pete Bajo is a CRF produced via a pugmill plant. The pugmill plant consists of an aggregate hopper, cement silo, fly ash silo, belt conveyor, and paddle mixer. Aggregate is loaded into the hopper and is carried on the conveyor belt toward the mixer. Cement and fly ash are added onto the belt as a percentage of the aggregate weight. The conveyor belt feeds the dry components into the paddle mixer where water is sprayed into the mix before dropping into the haul truck. A water-reducing admixture (TamCem11) is dosed into the mixing water at a dosage of 0.30 litres (10 ounces) admixture per 45.4 kg (100 pounds) binder. The typical CRF mix is 6.25% binder (cement and fly ash) with a 5 cm (2 inch) minus aggregate and water to binder ratio of 0.70. The binder is an 80/20 blend of cement and fly ash, however, if fly ash is unavailable straight cement is used. The aggregate is crushed limestone produced at the North American Crushing and Screening Plant.

16.13.	VENTILATION

The Carlin Complex’s underground mines adhere to the ventilation requirements described in the Federal Metal and Non-metal Mine Safety, Health & Training Regulations 30 CFR 57.11050.

Secondary egress is provided through a series of escape raises and declines. In addition, there are refuge chambers strategically located throughout the mine in accordance with NGM’s Nevada refuge policies.

Barrick-Contributed Mines: Goldstrike

Mine ventilation for the underground mine is achieved using a system comprised of intake and exhaust fans. The Banshee raise uses one 700 hp axial fan to downcast 320,000 cfm of fresh air. The Meikle shaft uses four 250 hp axial fans to provide 510,000 cfm of fresh air. The Rodeo shaft uses four 250 hp axial fans to provide 550,000 cfm of fresh air. There are 1.1 million cfm being pulled through the Betze No. 1 and No. 2 portals from the pit.

Mine air is exhausted by two 700 hp centrifugal fans on the Meikle borehole, two 1750 centrifugal fans on the Meikle exhaust shaft, two 1500 hp axial fans on the Rodeo exhaust shaft and two 700 hp axial fans forcing air out the North Post portal. In addition, there are 175 auxiliary fans spread throughout the underground, installed to ventilate work places away from the main air stream.

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There are mine air coolers on the mine air intakes as well as three spray chambers for mine air cooling and dust removal. The intake air is cooled through a surface refrigeration plant. An additional 10 MW cooling plant is in the process of being commissioned to increase cooling capacity as the mine extends at depth.

In order to comply with the Mine Safety and Health Administration’s regulation related to diesel particulate matter (dpm), the Mine uses biofuels to reduce the dpm levels in the mine air.

Newmont-Contributed Mines: Leeville

The Leeville Complex deposit is accessed via a production shaft at West Leeville and a portal/decline out of the Pete pit, via the Pete Bajo underground mine.

Ventilation is provided to dilute and remove pollutants from the diesel engines operating in the mine. Based on the historical diesel particulate matter (DPM) data at Leeville, the target airflow for the LOM has been designed at 100 cubic ft per minute (cfm) per diesel brake horsepower. Even though the mine is currently operating at approximately 80 cfm per brake horsepower and still meeting the current MSHA DPM concentration limits of 160TC µg/m3, operating below the targeted airflow could place an additional risk on the operation. As a result, 100 cfm per diesel brake horsepower was used in the LOM design.

The ventilation system is currently delivering 1.7 million cfm but is capable of delivering up to 2.4 million cfm in the future. The No.1 (production) and No. 2 (ventilation) shafts serve as the main intake points (approximately 85%); the remaining fresh air enters the mine via Pete Bajo and the Carlin East open pit raise from surface. All air exhausts out the No. 3 shaft. The No. 3 shaft is currently connected to the underground workings on the 4100 level with east and west access options; a second level was connected in 2017.

Formerly, the primary fans were located underground. With the commissioning of the No. 3 shaft, the underground primary fans were decommissioned and main fans on surface are being utilized to pull air through the mine. Two of the four main fans are being operated currently.

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Newmont-Contributed Mines: Portal Mines - Exodus and Northwest Exodus

Exodus and Northwest Exodus are ventilated as one mine due to their extensive interconnectivity. Currently two of the portals are the primary fresh air intakes. Fresh air is drawn into the mine by a negative pressure primary ventilation system driven by a 500-horsepower fan located in the ventilation decline. Primary intake air is drawn down the main decline and into the levels by a regulated raise network. All exhaust air is expelled out the ventilation portal. Total fresh air movement through the mine is approximately 340,000 cfm.

A new ventilation shaft for Northwest Exodus was commissioned in the second quarter of 2017. Two 700 Hp axial vane intake fans were installed on surface at the shaft collar. Fresh air entering the mine from the shaft flows through the 4700 Level drift and travels down one of two intake raises, serving the upper and lower portions of the mine. Each production level has an intake raise at the south end of the level. Return air flows to either the Northwest Exodus decline or the 4405/4700 Connection drift. Ultimately, return air flows out of the mine through the existing Exodus portals.

Newmont-Contributed Mines: Portal Mines - Pete Bajo

Pete Bajo is ventilated using a negative pressure, forced exhaust system. A 300 Hp vane-axial fan installed underground pulls fresh air in through the main decline to the bottom of the mine and exhausts out the ventilation network (predominantly raises) and out an exhaust drift. The site is connected to another underground property (Leeville) with the Bull Moose Connection Drift. Approximately 90% of the used air exhausts out of the Pete Bajo vent portal; the remaining 10% exhausts through the Bull Moose toward Leeville. The working point of the main fan is approximately 240,000 cfm.

16.14.	COMMENTS ON MINING METHODS

In the opinion of the QPs:

●	The mining methods used are appropriate to the geological, geotechnical and hydrogeological characteristics of each deposit and employ conventional mining tools and mechanization;

●

The life-of-mine plan has been appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Carlin Complex;

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●	The equipment and infrastructure requirements required for life-of-mine operations are well understood. The LOM fleet requirements are appropriate to the planned production rate and methods; and

●

The information provided herein depicts the short- and mid-term mine plans through 2038. Mine production schedules are subject to revisions and modifications responding to the factors listed in Section 16.6.

16.15.	UNDERGROUND MINE EQUIPMENT

The current underground production mobile equipment fleet across the Carlin Complex consists of load-haul-dump units, haul trucks, jumbos, longhole drills, bolters, and roadheaders. In addition, there are many function-specific utility vehicles and personnel carriers. Fleet can be shared across the different NGM operations as needed by the integrated mine plan. Underground shops are staffed for maintenance and repair of underground equipment. The mobile equipment fleet is summarized in Table 16-5.

Table 16-5: Underground Mine Equipment

Machine Type	Goldstrike UG Fleet	Portal Mines	Leeville
Bolter	10	7	15
Jumbo Drills	5	7	3
Loaders	12	12	14
Man Carriers	40	17	16
Longhole Drills	2	5	4

In addition, there are numerous function-specific utility vehicles and personnel carriers stationed at each underground mine.

The Carlin Complex has well-established drill and blast procedures and implementations for underground mining in the underground mines. The mines utilize bulk blasting agents and small-diameter packaged explosives for development tunnels and bulk blasting agents with boosters for large-diameter LHOS blasts. Explosives are stored in dedicated underground powder and cap magazines located away from active areas. The mines comply with MSHA and all other regulatory bodies with respect to the handling, storage and use of explosives.

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16.16.	PRODUCTION SCHEDULE

Carlin Complex Mine Production

The Carlin Complex combines numerous open pit and underground ore sources into processing streams segmented by processing technique. The LOM production schedule is based on Mineral Reserves delivering ore to the processing plants and stockpiles until 2038 when current Reserves will be exhausted. The Reserves include mine production, as well as stockpile depletion. Reserve designs may contain a small amount of resource material, where supported by the Reserve cut-off grade and sterilization of resource is a concern. Infill drilling plans are included in the LOM to increase confidence in this material before mining. Where infill drilling cannot be completed, short range economic analysis is completed before the material is mined.

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17.	RECOVERY METHODS

17.1.	INTRODUCTION

The Carlin Complex includes a series of integrated facilities to process ores from multiple open pit and underground sources. Ores are classified based on gold grade, level of oxidation, refractory characteristics (e.g., presence of preg-robbing components in ore) and proximity to processing facilities. An integrated process production plan is used to maximize economic returns as a synergy that was unlocked by the formation of the NGM.

The processing operations contained in the Carlin Complex are:

●	Mill 5 (flotation and cyanide leaching)

●	Mill 6 (Roaster)

●	South Area Leach

●	North Area Leach

●	Emigrant Area Leach

●	Goldstrike Autoclave

●	Goldstrike Roaster

Presented below are summary process flowsheets for each operation along with process descriptions.

17.2.	RECOVERY METHODS

Barrick-Contributed: Goldstrike Roaster and Autoclave

Goldstrike process facilities provide the capability to treat single refractory ore (sulphidic) and double refractory ore (sulphidic and carbonaceous) through roasting or pressure oxidation. The roaster circuit accommodates Goldstrike open-pit and underground ore as well as other ore from NGM assets including but not limited to Cortez Hills Open Pit, Cortez Hills Underground, Leeville underground and Pete Bajo underground. A blended feed to the roaster is required to control the circuit heat balance. Pressure oxidation also receives a blended feed from stockpiles at Goldstrike and Carlin ore from North Area Carlin open pits and operates as either alkaline or acid POX

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dependent upon feed carbonate/sulphide ratios. Pressure oxidation is followed by CaTS leaching, also referred to as the Thiosulphate Leach Conversion (TLC) with an RIL adsorption circuit for gold recovery. Respective facilities include:

An autoclave circuit consisting of:

●	Primary crushing

●	Two parallel SAG Mill-Ball Mill grinding circuits with pebble crushing

●	Five parallel autoclaves capable of alkaline or acid POX

●	Two parallel CaTS leaching circuits including RIL and electrowinning for gold recovery

●	A refinery producing doré bullion from both autoclave and roaster circuits

A roaster circuit consisting of:

●	Primary and secondary crushing

●	Two parallel dry grinding circuits

●	Two parallel dual stage fluid bed roasters

●	Roaster off-gas handling and mercury recovery systems

●	A slurry neutralization circuit

●	A CIL circuit with carbon handling and transfer to autoclave refinery

●	Cyanide destruction circuit

A simplified process flowsheet for POX-CaTS-RIL is depicted in Figure 17-1 including crushing and grinding, POX (autoclaves), neutralization, CaTS, and RIL, tailings deposition, resin elution, and gold refining. The conversion from POX-CIL to POX-CaTS-RIL was commissioned in 2014 to advance gold production and provide an alternative to roasting of double refractory material. The implementation of non-cyanide solution chemistry provides a process alternative to mitigate “preg-robbing” (losses of gold in solution) caused by organic carbon in autoclaved slurry.

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Figure 17-1: Simplified POX-CaTS-RIL Process Flow Diagram

Acid/Alkaline POX Circuit

The autoclave circuit receives a blended feed via a rubber-tired loader from ore stockpiles located adjacent to the primary crusher.

Crushing and Grinding Circuit

The grinding circuit was constructed in two phases to accommodate increases in production rate over time. The total installed grinding circuit capacity is approximately 16,000 dry tonnes per day.

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The Phase I grinding circuit is fed by a 127 cm by 152 cm jaw crusher which in turn discharges to a primary crushed ore stockpile. Ore is withdrawn from the stockpile by reclaim feeders and fed to a 6.7 m diameter SAG mill operating in closed circuit with a pebble crusher. The SAG mill discharge is pumped to secondary ball mills in closed circuit with a bank of six 51 cm diameter cyclones. There are two ball mills operating, one 3.8 m diameter by 4.3 m long and the other 3.8 m diameter by 5.5 m long. The overflow from the cyclones feed a tertiary 4.9 m diameter by 7.2 m long ball mill operating in closed circuit with a bank of six 76 cm diameter cyclones. (The third stage grinding circuit is not indicated in Figure 17-1) Cyclone overflow feeds dewatering with one 30 m diameter thickener and one 38 m diameter thickener providing an ability to operate the grinding circuits separately on Alkaline or Acid POX feed blends. A third 30 m diameter thickener is used to recycle grinding circuit process solution make-up water.

The Phase II grinding circuit is fed by a 107 cm by 165 cm gyratory crusher followed by a crushed ore stockpile. Ore is withdrawn from the stockpile and fed to a 7.3 m diameter SAG mill operating in closed circuit with a pebble crusher. SAG mill discharge screen undersize is pumped along with ball mill discharge to a bank of twelve 51 cm diameter cyclones. The underflow from the cyclopak returns to a 5 m diameter by 9.3 m long ball mill.

Acidulation

Grinding circuit thickener underflow when treating an acid ore blend (ore treated with acid) is fed to a series of acidulation tanks where sulphuric acid is added if required to digest carbonate content. Removal of carbonate in advance of POX serves to improve metallurgical performance.

Acid POX Circuit

There are five autoclaves operating in parallel at Goldstrike, all of which are configured for acid POX, while three lines can also be configured for alkaline ore POX. Each line has similar unit operations except for the alkaline autoclaves, which are permitted by the Nevada Department of Environmental Protection (NDEP) to treat non-acidulated ore.

The milled, acidified slurry is fed to a series of preheaters where hot steam from the autoclave discharge flash tank is contacted with incoming feed to preheat the slurry and transfer available heat from the oxidation reactions. Pressure oxidation is carried out under elevated pressure and temperature using high purity oxygen in the autoclaves. The oxidation reaction is exothermic

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requiring the control of slurry temperature through either the addition of water for cooling or steam when reaction is not autogenous. Autoclave discharge progresses through a series of flash vessels with additional cooling accomplished in tube and shell slurry heat exchangers. The autoclave discharge slurry is acidic due to the formation of sulphuric acid from sulphide oxidation reactions. Neutralization of autoclave discharge to pH 8.0 is accomplished with slaked lime prior to thiosulphate leaching.

Alkaline POX Circuit

As carbonate levels in a portion of the ores at Goldstrike have increased, three of the autoclaves (#4, #5, #6) have been converted such that they can operate under alkaline conditions. The grinding circuit product is fed to a thickener dedicated to alkaline POX operation. Thickener underflow is directed to the acidulation circuit for storage, but no acid is needed. The circuit is configured so that feed from the storage tank can be pumped to designated preheaters and processed through the autoclave. Due to the higher carbonate concentration, the autoclave reaction, does not generate excess acid.

The alkaline slurry reports through a series of slurry coolers to neutralization, where it is adjusted to pH 8.0 with slaked lime and then directed to thiosulphate leaching and RIL for gold recovery.

TCM Process

The slurry from the alkaline and acid autoclave circuits is pumped to parallel CaTS-RIL circuits, each comprised of seven reactor tanks. Cyanide has been replaced with the on-site production of CaTS for gold dissolution. The resin is pumped counter-current to the slurry with a portion of new or recycled resin returned directly to the first RIL tank. From the first tank, loaded resin is transferred to elution and refining for the recovery of gold. The slurry exiting the final tank is sent to a tailings thickener and then pumped to a dedicated tailings storage facility (TSF3) to avoid comingling thiosulphate and cyanide solutions. Mineral reserves for this process deplete in 2024. Future ores from Carlin Gold Quarry mining are amenable to acidic pressure oxidation and conventional cyanide leaching. A conversion back to the higher recovery cyanide process is contemplated for 2024 and beyond.

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Elution and Refining Circuit

Gold bearing resin is processed in a multi-stage elution circuit. The complex chemistry includes copper elution, as well as elution of the gold using tri-thionate. Pregnant solution containing the gold is forwarded to dedicated electrowinning cells operated within the gold refinery. The stripped and regenerated resin is returned to the RIL circuit.

The electrowinning cells contain stainless steel anodes and cathodes. A low voltage electrical current is applied to the cell electrodes and soluble gold in the eluate deposits either onto the cathodes or forms sludge in the bottom of the EW cells. Periodically, the cathodes and EW cells are cleaned with high pressure water to remove the gold bearing sludge, which is then filtered and heated in a retort to remove and capture bi-product mercury. The retorted sludge is fluxed and smelted in an induction furnace to produce doré bullion which is shipped off site for further refining.

Roaster Operation

Fluidized bed roasters were constructed at site in 1999 to treat double refractory carbonaceous ores that could not be processed in the existing POX circuit due to elevated organic carbon content. The roasters use high purity (99.5% O2) oxygen to burn-off the preg robbing organic carbon and oxidize sulphide sulphur prior to processing in a conventional CIL circuit. A simplified process flowsheet of the roaster circuit is depicted in Figure 17-2.

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Figure 17-2: Roaster Process Flow Diagram

The roaster facility includes primary and secondary crushing followed by two parallel dry grinding and dual stage roasters with combined calcine quenching, dust and gas handling, neutralization, and CIL circuits. The loaded carbon is acid washed, pressure stripped and regenerated at site to produce doré bullion which is shipped off site for further refining.

Crushing

Ore is reclaimed from one of the roaster stockpiles and goes through two stages of open circuit crushing including a gyratory crusher, scalping screen and cone crusher for screen oversize. The screen undersize and the cone crusher product are combined in a coarse ore stockpile.

Dry Grinding

Ore is reclaimed from the coarse ore stockpile by apron feeders and conveyed to one of the two parallel dry grinding circuits. The ore is heated with natural gas and progresses toward the centre

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of the mill as it is being dried and ground where it is transported with air through grates, a static cyclone classifier and a dynamic classifier for size separation. Oversize is returned to the second stage of the grinding mill for further size reduction while undersize material is transferred to bag houses for further processing. Target grinding circuit product size to roasting is 80% passing 74 µm.

Two Stage Roasting

Material from the roaster silo is fed to the top of the roaster by a bucket elevator and a fluidized feeder. The fluidized feeder distributes ore continuously to the first stage (upper) bed of the two parallel roasters. The exothermic chemical reaction provides the heat required to maintain the first stage temperature between 524°C and 593°C with the addition of coal and/or sulphur pellets as needed to maintain feed fuel value.

Solids flow by gravity to the second stage of the roaster through an inter-stage solid transfer system where material bed temperature is maintained between 524°C to 561°C. Oxidation is essentially complete after the second stage achieving approximately 99% sulphide sulphur oxidation and typically greater than 80% organic carbon oxidation. Calcine from the second stage of the roaster discharges by gravity to the calcine quench system.

High purity oxygen is injected at the bottom of the second stage of the roasters and flows upward, fluidizing the material and supporting the rapid oxidation of carbon, sulphide sulphur and other fuels within the feed.

The exhaust gas from each stage is classified using dry cyclones. The coarse material recovered from the exhaust gas is returned to the roaster for further treatment while the gas is forwarded to gas quenching and final dust scrubbing. The off-gas from the final dust scrubbers from both circuits are recombined for final off-gas cleaning.

Off-Gas Cleaning

The final gas cleaning circuit combines the dust free off-gas from both roasters to capture mercury, sulphur dioxide, carbon monoxide, and nitrous oxides. Mercury removal is achieved through chlorine sparging to produce calomel which is shipped off site for further processing. Sulphur dioxide gases are neutralized with lime and carbon monoxide is oxidized to carbon dioxide through heating of the gases after SO2 removal in a carbon monoxide incinerator. Nitrous oxides are removed by passing

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off-gases through a mist stream of ammonia in the presence of an iron oxide-titanium oxide catalyst and exit through a stack as nitrogen and water vapor to the atmosphere.

Calcine Quenching/Neutralization

The calcine product from the roaster is cooled rapidly with recycled process water in the quench tanks. The cooled quench tank discharge from both roasters is combined and the resulting slurry feeds two neutralization tanks where milk-of-lime is used to adjust slurry alkalinity to pH 10. Neutralization circuit slurry is dewatered in a thickener with excess water recycled for reuse in the quench tanks. The thickener underflow reports to the roaster CIL circuit.

Roaster CIL

The slurry from neutralization thickener underflow is pumped to a CIL circuit, which has eight agitated tanks. Cyanide is added to the first tank, with the flexibility to add supplementary cyanide further down the train. Slurry flows through the series of tanks, from tank 1 through tank 8. Activated carbon is transferred with recessed impeller pumps counter-current to slurry flow from the eighth tank to the first tank. When loaded carbon is transferred out of the first tank, it passes over a screen that separates the carbon from the slurry. The carbon is then transferred to a loaded carbon holding bin and into a truck that transports it for elution, acid washing and regeneration in a carbon handling circuit located within the autoclave facility. The slurry exiting the final CIL tank is sent to a cyanide detoxification reactor before being transferred for impoundment in the NBTDF.

Newmont-Contributed Processes: Mill 5, Mill 6, South Area Leach, North Area Leach

Ores from the Carlin Complex operations are treated through different processing options; heap leaching, flotation and cyanide leaching, autoclaving and cyanide leaching as well as roasting and leaching. Ores from all areas route based on gold grade, level of oxidation, refractory characteristics and proximity to processing facilities. An integrated process production plan is used to maximize economic returns as a synergy that was unlocked by the formation of NGM. For Newmont-Contributed Mines, process plants multiple ore feeds are processed, including historical Goldstrike open pit stockpiles, which are processed in Mill 5 producing a concentrate for processing in Mill 6. The produced concentrate from Mill 5 is processed in Mill 6 where additional ores from Cortez also are routed. Minimal shipping of concentrate from Mill 5 to Turquiose Ridge Surface is anticipated in the future.

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Heap Leaching

Heap leaching is used to treat oxide ores containing low gold grades. Typically, gold grades are in the range of 0.25 g/t Au to 1 g/t Au. Heap leaching involves stacking large volumes of low-grade ore and applying lixiviant to recover the gold. Leaching ceases when the gold recovery drops below a pre-determined threshold. The basic steps in heap leaching are:

●	Run-of-mine or crushed ore are placed onto a prepared surface;

●	Gold dissolution is promoted by applying a weak sodium cyanide solution as the lixiviant to the surface of the heap;

●	Solution is collected in the leach pad drain system and then pumped to activated carbon columns (CIC) where gold loads onto activated carbon; and

●

Gold-laden carbon is reclaimed from the CIC circuit and transported to a centralized carbon stripping system where the gold is stripped from the carbon and recovered by electro-winning. Stripped carbon is recycled and reused.

Gold recovery from heap leaching is a function of solution application and management, particle size distribution, time, and mineralogy. Cyanide leach kinetics in heaps is most strongly affected by ore characteristics.

The Carlin Complex’s heap leach facilities include North Area Leach, South Area Leach – property and non-property pads, and Emigrant Leach. For oxide leach, run-of-mine material is tracked by pit or royalty source. Tonnage and contained ounces are based upon truck counts, tonnage factors, and the blast hole kriged grade of the material delivered. The tonnage is adjusted to match the belt-scale weightometers within the crushing circuit for all ore that is crushed. The relative proportions of the sources and royalties of both tonnes and ounces are conserved, as is the kriged grade. Leach pad inventory is tracked monthly by using the beginning inventory of recoverable ounces minus ounces recovered plus recoverable ounces placed. Recoverable gold ounces are calculated by taking a percentage of the kriged cyanide to fire assay ratio depending on whether the material is run-of-mine or crushed. The monthly production, based on the metallurgical balance, is adjusted for changes in carbon inventory. Adjusted production, called theoretical production, is used to determine the percentage each leach pad contributed to overall theoretical production. This percentage is used to allocate the poured gold ounces.

A typical flowchart that represents the heap leach and CIC gold recovery process for all three such operations is shown in Figure 17-3.

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Figure 17-3: Heap Leach and CIC Gold Recovery Flowsheet

Mill 5

The Mill 5 facility uses a combination of flotation and cyanide leaching to recover gold. The basic steps are as follows:

●	Crushing and grinding where ore is ground to the appropriate particle size, usually about 65% -200 mesh;

●

Conditioning with a mixture of chemicals to provide for air bubble attachment to pyrite, arsenian pyrite, and arsenopyrite particles while minimizing bubble attachment to gangue minerals such as silica or calcite;

●	Froth flotation where the pyrite, arsenian pyrite, and arsenopyrite are floated into a concentrate by sparging air into the conditioned slurry;

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●	Concentrate is thickened and filtered so that it can be further processed through a separate oxidizing facility such as the Mill 6 roaster or the Sage autoclave;

●	Residual gangue or flotation tailings contain sufficient residual gold to warrant CIL processing;

●	CIL processing involves leaching of the slurry with cyanide to dissolve the gold and then adsorb the gold onto activated carbon; and

●	Gold-laden coconut carbon is transported to the carbon stripping facility where the gold is stripped from the carbon and recovered by electro-winning. Stripped carbon is recycled and reused.

Gold recovery from the flotation process is dependent upon the application of the appropriate amount of grinding to liberate the pyrite and enable the sulfide mineral(s) to be selectively floated away from the bulk of the ore.

Gold recovery from the CIL process is typically a function of the ease of solution access to gold particles.

A block flow diagram for Mill 5 is given in Figure 17-4. Mill 5 relies on oxide pit, oxide stockpile, low-carbonate sulfide material, and high-carbonate sulfide material.

All pit and stockpile material delivered is tracked by source and royalty and the belt-scale weightometers are used to adjust the delivered tonnes while conserving tonnes, ounce allocations, and grade similar to oxide leach. The metallurgical balance for Mill 5 uses mass flow measurements and continuous samplers to determine the tons, grade, and recovery of material processed during the month. The relative proportion of tonnes and ounces is used to allocate the actual poured ounces by source or royalty.

During 2019, ore material for Mill 5 came from the Gold Quarry and Tri-Star deposits, as well as from historical Goldstrike and Gold Quarry stockpile depletion.

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Figure 17-4: Mill 5 Block Flow Diagram

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Mill 6

Refractory conditions are due to a combination of silica or sulfide encapsulation of gold and/or contamination by naturally occurring activated carbon in the host rock. Refractory zones are typically defined based on AuCN/AuFA values and/or the visual examination of drill cuttings. A roasting process is used to release gold encapsulated in sulfide minerals or in association with carbonaceous material which readily adsorbs the dissolved gold cyanide. Sulfide minerals are oxidized in the high temperature high oxygen environment. The sulfide mineral structure is modified via oxidation thereby increasing access to the gold for dissolution by cyanide solutions.

In the case of carbonaceous ores, carbon is also oxidized thereby eliminating any opportunity for the dissolved gold to be absorbed on the naturally-occurring fine carbonaceous material. The basic roast steps are as follows:

●	Crushing and dry grinding;

●	Roasting at a high enough temperature to oxidize the sulfide and pacify carbonaceous material but at a low enough temperature that the gold is not re-encapsulated in microscopic “clinkers”;

●	Leaching using a cyanide solution in the slurry in conjunction with oxygen which can be supplied by air-sparging or by the addition of enriched oxygen;

●	Magnetic separation is applied to recover gold locked in a magnetic component of the tailings and transported to the Sage autoclave for acidification and cyanide leaching; and

●	Gold is typically recovered from the solution in the ore slurry during the leach process (carbon-in-leach) using activated carbon.

A cost-saving step is afforded to the Carlin Complex by processing the off-gas from the roaster for recovery of sulfur dioxide as sulfuric acid. Because the final processing steps are the same as in the oxide mill, the performance of a roasting facility is similarly driven by the same parameters with the addition of sufficient retention time in the roaster in contact with sufficient oxygen to complete the oxidizing process.

A simplified block flow diagram for Mill 6 is shown in Figure 17-5 and a simplified process flowsheet is included as Figure 17-6.

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Figure 17-5: Mill 6 Block Flow Diagram

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Figure 17-6: Simplified Process Flowsheet, Mill 6

Mill 6 is fed with refractory ores from open pit and underground ores from Cortez, Gold Quarry, Goldstar, stockpile material and flotation concentrates from Mill 5. All mine derived ores and stockpile materials delivered are tracked by source and royalty and the crusher belt-scale weightometers are used to adjust the delivered tonnes while conserving tons and ounce allocations and grade similar to oxide leach and oxide mill. This material is summarized as crushed refractory feed and combined with delivered concentrates. These concentrates are determined either through truck counts and ton factors for material re-handled on site, or through certified truck scales and assayed grade for material delivered directly to Mill 6.

The combination of crushed material, re-handled concentrates, and delivered concentrates determines the total feed to the mill for the month. The metallurgical balance for Mill 6 uses mass flow measurements and continuous samplers to determine the tons, grade, and recovery of material processed during the month. The relative proportion of tons and ounces is used to allocate the actual poured ounces by source or royalty.

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During 2019, refractory ore material came from the Leeville, Pete Bajo, Exodus, and Chukar, Silverstar, Goldstar, other NGM assets including Cortez Hills Open Pit and underground, stockpile depletion, and concentrates generated at the Mill 5 flotation plant and the Cripple Creek & Victor for the additional sulphur content.

Energy, Water, and Process Materials Requirements

Goldstrike Autoclave

Goldstrike Autoclave uses power for crushing, grinding, steam generation for autoclaving, and agitation of the leach tanks and the water treatment plant. LOM power consumption is highly variable as crushers, mills, and autoclaves are cycled on and off depending on the type of ore available. Steel grinding media is consumed in the SAG and ball mills along with lime for neutralization. Calcium thiosulphate and resin are consumed in leaching. Reclaimed water is required from TSF3, which is also fed to a water treatment plant and discharged to the environment. Fresh water is required to make-up the difference. Water usage is highly variable depending on mode of operation.

Goldstrike Roaster

Roasting is an energy intensive process. The ore is crushed and ground to about 80% passing (P80) 200 mesh and dried and heated to the roasting temperature. The power needed to grind the ore, transport the ore, generate oxygen, and treat the off gasses totals between 90 kWh/ton and 100 kWh/ton. The heat input required to dry and heat the ore to a roasting temperature totals between 10,000 and 15,000 BTU/ton. Natural gas and propane are the fuels used to heat the ore. These values will vary based on ore hardness, moisture content, fuel value (inherent organic carbon and sulfur) and seasonal requirements.

Other major commodities include oxygen, grinding steel, cyanide, lime and sulfur. Oxygen is needed to fulfill the chemical oxidation of pyrite and organic carbon as well as catalyze the conversion of sulfur dioxide gas to sulfuric acid. Grinding steel is used to grind the ore to the target particle size. Lime is needed to maintain the pH of the leach solution at a level that is safe and conducive to leaching. Cyanide is used to leach the gold and activated carbon is then needed to recover the leached gold from the solution in a form that can be recovered separately and transported to the carbon stripping stage. Sulfur is used to increase the temperature for roasting, as ore feeds are low in natural sulfide.

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Heap Leach

The heap leach facilities require power for crushing. Cyanide and lime are required for leaching. Make up water is required for the solution balance due to evaporation from the heaps. See Table 17-1.

Table 17-1: Leach LOM Major Consumables

Reagent	LOM Consumption	Units
Sodium Cyanide	0.13	kg/tonne
Lime	1.63	kg/tonne

Mill 5

Mill 5 uses power for crushing, grinding and agitation of the leach tanks and flotation cells. Steel grinding media is consumed in the SAG and ball mills. Cyanide and lime are consumed in leaching. Flotation reagents, including collector and frother are used to recover gold bearing sulfide minerals. Cyanide destruction reagents (for producing Caro’s acid) are consumed. Make up water is required for that trapped in deposited tailings and by evaporation from the tailings dam. See Table 17-2.

Table 17-2: Mill 5 Typical Consumables Usage Rates

Consumable	LOM Consumption	Units
Electricity	33.07	kWh/tonne
Floatation-Collectors	0.39	kWh/tonne
Floatation-Activators & Frothers	0.08	kg/tonne
Sodium Cyanide	0.40	kg/tonne
Lime	6.00	kg/tonne
Grinding Media	1.05	kg/tonne
Flocculants	0.05	kg/tonne

Mill 6

Roasting is an extremely energy intensive process. The ore needs to be crushed and ground to about 80% passing (P80) 200 mesh. It also needs to be dried and heated to the roasting temperature. The power needed to grind the ore, transport the ore, generate oxygen, and treat the off gasses totals between 99 kwh/t (90 kWh/ton) and 110 kWh/t (100 kWh/ton). The heat input required to dry and heat the ore to a roasting temperature totals between 11,023 BTU/t (10,000) and 16,535 BTU/t (15,000 BTU/ton). Natural gas and propane are the

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fuels used to heat the ore. These values will vary based on ore hardness, moisture content, fuel value (inherent organic carbon and sulfur) and seasonal requirements.

Other major commodities include oxygen, grinding steel, cyanide, lime and hydrogen peroxide. Oxygen is needed to fulfill the chemical oxidation of pyrite and organic carbon as well as catalyze the conversion of sulfur dioxide gas to sulfuric acid. Grinding steel is used to grind the ore to the target particle size; lime is needed to maintain the pH of the leach solution at a level that is safe and conducive to leaching. Cyanide is used to leach the gold and activated carbon is needed to recover the leached gold from the solution in a form that can be recovered separately and transported to the carbon stripping stage. Hydrogen peroxide is needed to convert the residual cyanide into a non-lethal form. Typical dosages are presented in Table 17-3.

Table 17-3: Mill 6 Typical Consumables Usage Rates

Consumable	LOM Consumption	Unite
Fuel (Propane, Natural Gas)	13,228	BTU/tonne
Electricity	105	kWh/tonne
Oxygen	60	kg/tonne
Sodium Cyanide	0.40	kg/tonne
Lime	10.00	kg/tonne
Grinding Steel	1.00	kg/tonne
Hydrogen Peroxide	0.33	kg/tonne

The Carlin roaster also produces sulfuric acid for sale or internal use throughout Nevada. The acid is produced as a by-product of removing the sulfur dioxide from the exhaust gasses before they are discharged to the atmosphere. Typical sulfuric acid generation is near 75 lb/ton of ore roasted.

The amount of water needed to operate the facility is large. The roaster uses a mixture of fresh water and recycled water from the tailings dam. Typical total water requirements are between 3,000 and 4,500 USGPM for the roaster. Some of the unit operations in Mill 6 can only use fresh water. These operations typically need about 1,500 USGPM.

The recycled water from the tailings dam is shared between Mill 5, South Area Leach and Mill 6. Some fresh water is usually required to meet the demand of the operations that can use recycled water. The amount of fresh water needed is very seasonal and can vary between virtually nil and 10,000 USGPM.

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17.3	PROCESSING SCHEDULE

The Carlin Complex facilities are a major process plant for the entire NGM operation and therefore operate past the current Carlin Complex LOM. The throughput into the Carlin Complex varies by process plant and is subject to change depending on blend optimization, ore feed, and other integrated planning initiatives. The Goldstrike Roaster averages 5.5M to 5.7M tonnes per year, Goldstrike Autoclave averages 4.7M tonnes per year while processing acid ore in 2020, reducing to 3.2M to 3.7M tonnes per year while processing alkaline ore, Mill 5 averages 4.3M tonnes processed each year, Mill 6 processes 3.1M to 3.3M tonnes per year. The Leach facilities vary significantly depending on the leach ore available during mining but is between 10.5M tonnes per year to less than 0.5M tonnes per year.

17.4	COMMENTS ON RECOVERY METHODS

In the opinion of the QPs, the metallurgical flowsheets, parameters and recovery estimates are appropriate to define the production for the different mineralization styles encountered in the deposits.

Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits.

Recovery factors have been confirmed from production data collected over 40+ years of open pit and underground mining and ore processing. As a result, the mill process and associated recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning.

Based on the current mine plans, the Carlin Complex has sufficient well fields to adequately provide process water for each site through the life of the project. Water extraction permits held by Newmont-Contributed and Barrick-Contributed Mines are adequate to provide sufficient process water over the LOM.

In addition, the Carlin Complex has the required infrastructure in place to provide sufficient power to support Mineral Resource and Mineral Reserve estimation, and mine planning for the LOM. The Newmont-Contributed Mines have their own power plant (TS power plant), which now provides

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power for the Carlin North Area and other Newmont-Contributed Mines in Nevada via Sierra Pacific transmission lines.

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18.	PROJECT INFRASTRUCTURE

A considerable amount of infrastructure, including process plants, workshops, tailings, leach and waste facilities; offices, roads and rail connections; power, process and potable water facilities; and communication facilities, have been built in the 50 plus years since Barrick and Newmont initially commenced work on the Carlin Complex.

18.1.	SITE

Transportation

The Carlin Complex is located in north central Nevada, near the town of Carlin. Access to the property is provided by various roads in the area, and a right-of-way issued by the BLM. Such roads are accessed from Elko, Nevada, by travelling west on US Interstate 80 to Carlin, Nevada, and then on local roads to the Carlin Complex mine sites. The roads are well maintained, and most are paved. Commercial air service is available to Elko. NGM provides bus and light vehicle transportation to all employees from Elko, Spring Creek, and Carlin to the mine sites.

Housing

Employees reside in mainly Elko or Carlin and commute to site daily. There are no housing facilities at the operation.

Communications

Voice and data communication is provided by cell phone, satellite, and land-based facilities. The mine sites and exploration areas within the Carlin Complex are connected by hard-line telephone and fiber-optic computer networking. All sites have two-way radio equipment and dedicated radio frequencies for communications between office personnel and mobile equipment operators. In addition, the entire Carlin Complex is covered by cellular telephone service.

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Natural Gas/Propane

Natural gas is delivered to the mines via a natural gas pipeline. The natural gas pipeline is a continuation of the NEP which is a lateral of the Ruby Pipe Line and extends to a metering station at the fence line of the Goldstrike Mine property. The new pipeline starts at the main metering station located at the southeast corner of the Goldstrike Mine property. The pipeline terminates at several locations where major pieces of equipment are located within the autoclave and roaster facilities. The Gold Quarry area is serviced by propane.

Power

Electrical power is transmitted to the Carlin North Area, Carlin UG and Goldstrike mines by NV Energy. Electrical facilities include multiple main substations (Mill, South Block, and Bazza), several smaller substations throughout the property, and transmission lines. Power to the Gold Quarry and Emigrant mines is provided by transmission line on the Wells Rural Electric Power Company Grid.

In October 2005, Barrick started up the Western 102 power plant that is located approximately 24 kilometers (15 miles) east of Reno, Nevada. It has the capacity to supply 115 MW of electricity to the Goldstrike Mine using 14 reciprocating gas-fired engines, and also has a 1 MW solar plant. The power plant provides the Goldstrike property with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine (PMEG, 2007). In mid-2008, the TS power plant was constructed, which now provides power for the North Area Carlin and other NGM sites in Nevada, via NV Energy transmission lines. In February 2020, the planned conversion of the TS power plant to a dual fuel process was announced, which will allow the facility to generate power from natural gas. The conversion will enable the facility to reduce carbon emissions by as much as 50%. NGM is currently working with the State of Nevada on final permitting to allow construction to begin near the end of 2020, with the goal of final commissioning in the second quarter of 2022.

Fuel

Diesel fuel is used to operate all mobile mining equipment. Fuel consumption is estimated for each year of operation based on equipment specifications and equipment utilization and expressed on a dollar per operating hour basis. NGM has a bulk commodity contract with a local distributor to provide fuel for the area. Underground equipment uses bio-diesel to reduce diesel particulate emissions into the air flow of the underground mines.

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Water Supply

Process water at the Carlin Complex is provided through existing well fields. In the North Area Carlin these well fields have been used historically to provide all of the process water for the mills and heap leach facilities. At Gold Quarry, process water is supplied from the pit dewatering system. At the current dewatering pumping rates, water is diverted to the various processes when needed and any excess dewatering water is discharged to Maggie Creek via a permitted water discharge facility. During irrigation season some of the discharge water is utilized by the NGM-owned Hadley Ranch.

North Area Carlin and Goldstrike potable water is provided by permitted water wells and supporting treatment and infrastructure facilities. Potable water in the Gold Quarry is provided by three permitted water wells and the related infrastructure. Emigrant area has no potable water sources or water treatment facilities.

18.2.	WATER MANAGEMENT

Goldstrike

Water management operations at the Goldstrike Mine include a system of dewatering wells, water gathering and conveyance facilities, water storage, water use, and various management options for discharge of excess water. NGM is authorized by a discharge permit issued by the NDEP to discharge water produced by its groundwater pumping operations to groundwater vis percolation, infiltration, and irrigation.

The major water management components are:

●	Mine dewatering wells and water collection systems.

●

Betze Pit dewatering is accomplished through peripheral perimeter and in-pit wells, and water collection sumps in the pit bottom. Two new in-pit wells were installed in 2014 to replace wells that were mined out by the 3NW layback.

●	Water is conveyed by pipelines to various use areas (process water tanks, mill facilities, water trucks, sanitary uses) for NGM’s use.

●	Water not used for mining or milling is pumped to the T.S. Ranch Reservoir.

●	T.S. Ranch Reservoir:

o	The reservoir has a natural occurring permeable fracture in the floor of the reservoir to a rhyolite formation to which the water infiltrates.

o	Approximately 19,000 USgpm is discharged to the reservoir from the NGM operations.

●	Springs & Sand Dune Canal:

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o	Water flowing to the rhyolite formation creates three new springs and is collected by the Sand Dune Canal and Pond.

o	Water can be diverted to irrigation, infiltration, or injection as required.

o	An arsenic treatment plant at the end of the canal is available to treat naturally occurring arsenic prior to infiltration or injection.

●	Irrigation in Boulder Valley:

o	Water is provided to two ranches during irrigation season (April-September) as required.

o	Available from Sand Dune Canal or T.S. Ranch Reservoir (if required).

●	Infiltration:

o	Two rapid infiltration basins (RIBs) are located in upper Boulder Valley and can be used when necessary.

o	The two RIBs have a combined capacity of 70,140 gpm.

●	Injection:

o	Barrick has five injection wells to inject water into the rhyolite formation in upper Boulder Valley.

o	Currently not being actively used.

●	Sand Dune Drainage Embankments:

o	Three temporary embankments constructed at down gradient of Sand Dune Canal.

o	Mostly dry except for excessive rain or snowfall events.

●	Humboldt River Discharge Authorization:

o	Barrick was permitted to discharge up to 70,000 USgpm to the river, but only discharged, after treatment, for a 16-month period from September 1997 to February 1999.

o	Presently Barrick is not operating the treatment plant or discharging to the river but maintains the facilities.

North Area Carlin, Carlin UG, Gold Quarry

Water management operations include dewatering wells, piezometer wells, and various management options for discharge of excess water

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Water Discharge

Leeville Complex

The water discharged from the underground is collected in sumps, pumped to the pump skid, and then pumped to the bag farm where solids and oil are removed. The water is then pumped from the bag farm to the water treatment plant where it is treated with flocculants and anti-scalant before being sent to the Goldstrike operation.

Deep wells 6 and 8 are permitted as potable wells. The overflow from the wells gets pumped to the head tank and is sent underground for process and fire water. Before water is deemed potable, it is filtered through a reverse osmosis unit

Non-Potable water from the deep wells is pumped to the mine air heating system, where heat exchangers enable shaft heating, then discharged to the water treatment plant where it is treated with flocculants and anti-scalant before being sent to Goldstrike. The water is not potable water but is suitable for process use.

Exodus and Northwest Exodus

At Exodus and Northwest Exodus, a series of underground pump stations move discharge water to a storage tank and water stand on surface. The discharge water is used for dust suppression on the underground roads and on haul roads within the pit limits.

Pete Bajo

Pete Bajo discharge water is pumped to Leeville to be treated where it becomes part of Leeville’s discharge stream.

Genesis

Lower plate carbonates are dewatered by the pumping systems at Leeville and Goldstrike. Upper plate (Vinini Formation) dewatering will be accomplished by a combination of horizontal drains, vertical drains and vertical production dewatering wells. This water will be utilized in operations support or piped to Leeville to become part of the discharge stream to Goldstrike.

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Gold Quarry

Lower plate carbonates are dewatered by nine vertical production dewatering wells. The upper plate (Carlin Formation) is dewatered by a combination of vertical drains, horizontal drains and vertical production dewatering wells.

Emigrant

The Emigrant Fault separates groundwater into two zones; to the west of the fault groundwater elevations are at the 1,860 metres (6,100-ft) elevation, but east of the fault the water is much lower. There is reason to believe that there are small amounts of perched water in the upper-lying Webb Formations. In the Emigrant reserve pit, the lowest benches are on the 1,780 metres (5,840-ft) elevation and the majority of the pit is to the east of the Emigrant Fault. Based on the groundwater data available, groundwater is not expected to be a major concern throughout the life of Emigrant Project, however it is likely that some perched water may be encountered near the Emigrant Fault Zone.

18.3.	OPEN PIT INFRASTRUCTURE

Open pit infrastructure includes:

●

Haul Roads - Haul roads connect the multiple operations to each other and the waste rock facilities, the ore processing facilities, and the ore stockpiling areas. The North-South Haul Road connects the Goldstrike, North Area Carlin, and Carlin UG to the Gold Quarry area.

●	Ore Stockpiles – stockpiles are maintained at the multiple processing facilities, within permitted ore storage facilities, within pit disturbance on backfill and on the Bazza Waste Rock Facility.

●

Heap Leach Facilities - Two active heap leach facilities are operated by NGM, the North Area Leach Pad in the North Area Carlin and the South Area Leach pad in Gold Quarry. The North Block Heap Leach Facility at Goldstrike, which was located on the Goldstrike North Block, has been decommissioned. The spent leach material has been moved to the North Block Tailings Impoundment, and the facilities removed to facilitate development of the North Block Tailings Impoundment embankment and ore stockpiles

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in the area. The AA Heap Leach Facility has been decommissioned and reclaimed and is now undergoing closure.

●	Ancillary Support Facilities

●	Truck Shop and Offices

●	Emergency Vehicle Storage

●	Heavy Equipment Fuel Bay

●	Tire Shop

●	Dispatch

●	Southwest Energy Shop and Silos

●	Explosives Magazines

●	Geotechnical and Survey Laydown areas

●	Geotechnical Monitoring Stations and Radar

18.4.	UNDERGROUND INFRASTRUCTURE

Underground infrastructure includes:

●

Shafts – Goldstrike has two shafts, the Meikle shaft and the Rodeo Shaft, both used for personnel and material. Ore is hauled only from Meikle. Leeville has three shafts, the No. 1 shaft, the No. 2 shaft and the No. 3 shaft. Ore is hauled from the No. 2 shaft. No. 1 and No. 3 shaft are used for materials and personnel. Hoist operation in the shafts is automated with human oversight provided.

●

Portals – Goldstrike maintain three portals, Betze #1, Betze #2, and North Post, which are used for material and ore haulage. Main access for the Exodus and Pete Bajo underground mines is from portals.

●

Backfill – At Goldstrike both CRF and Paste are used for backfill. The Rodeo paste plant is located on surface, adjacent to the Rodeo Shaft. Leeville uses paste fill and has a plant on surface near No. 2 Shaft. For all mines, paste fill is supplied via a bore hole to mine levels. For Exodus and Pete Bajo underground mines, CRF is produced via a pugmill plant on surface.

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●	Surface and underground maintenance shops.

●	Electrical power is sent to the mine at 120 kV and then distributed throughout the mine at 5 kV to load centres for use at 480 V as needed.

●

Compressed air - Compressed air is provided from surface and distributed by pipelines throughout the mine. There are telephones at a number of locations in the mine as well as a radio network for use in the mine.

●	Ancillary Support Facilities

●	Offices

●	Emergency Vehicle Storage

●	Southwest Energy Shop and Silos

●	Underground Explosives Magazines

18.5.	WASTE STORAGE FACILITIES

Goldstrike

Goldstrike has several waste rock facilities that are used for both the open pit and underground operations.

●

Bazza Waste Rock Facility - The Bazza Waste Rock Facility is located west and southwest of the Betze-Post Pit. The Bazza Waste Rock Facility has an approximate plan surface area of 1,150 hectares (2,843 acres) and a maximum height of approximately 213 metres (700 ft) above the ground surface. As of the end of 2010 the majority of the Bazza Waste Rock Facility has been reclaimed. This acreage has been re-graded, has had cover and growth media placed as described in the Bazza Waste Rock Management and Permanent Closure plans, and has been seeded with an approved mixture.

●

Clydesdale Waste Rock Facility – located approximately 1,067 metres (3,500 ft) west of the Betze-Post Pit with permitted height of 152 metres (500 ft), the Clydesdale Waste Rock Facility is the active facility external of the pit.

Gold Quarry and North Area Carlin

With the completion of the South Dump expansion in 2010, and MAC WRSF in 2012 there is sufficient waste rock capacity based on the current LOM plan. In the North Area, permitting for the

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in-pit backfilling of waste rock from Silverstar, and Goldstar deposits is approved and planned. There is existing capacity for waste rock from other North Area deposits in existing and permitted waste rock disposal facilities. The leach pads, which will become waste storage facilities upon completion, were shown in Figure 4-1.

Potentially acid-generating (PAG) waste is segregated from non-PAG waste and is placed in internal areas of approved waste dumps above a prepared base. The material is then encapsulated in non-acid-generating waste. Drainage from the prepared base is routed through a dedicated collection system to process facilities. For final closure, the PAG waste dumps are carefully sloped and compacted as necessary, and surface water controls are put in place to prevent the infiltration of surface water. A low permeability cap is then placed over the PAG waste dump and vegetation is established to minimize water infiltration.

Carlin Underground

The underground mines have waste storage facilities, primarily for backfill, and are described below.

Leeville Complex

Waste generated from development is used to backfill some of the secondary stopes. The plan does not call for a significant volume of waste to be disposed on surface. A small amount of waste from the mine is hoisted to surface and disposed on the Section 3 Leeville waste dump or the Beast in-pit waste dump. These facilities are designed to store potentially acid generating (PAG) material.

Exodus and Northwest Exodus

Exodus and Northwest Exodus utilize waste rock storage facilities located within the Lantern pits. The run-of-mine waste is also used as uncemented fill for secondary stopes.

Pete Bajo

Pete Bajo utilizes waste rock storage facilities located within the Pete pits. Run-of-mine waste is also used as uncemented fill for secondary stopes.

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18.6.	TAILINGS STORAGE MANAGEMENT

As part of the PoO permitting process, NGM has reviewed LOM requirements for each planned mining operation within the Carlin Complex. Currently constructed tailings storage facilities on site have capacity for milling through the end of 2024. The Mill 5/6 TSF East expansion is permitted as a three-phase facility (112 million tons of storage) with Phase 1 construction completed in 2018, adding 36 million tonnes of capacity. Phases 2 and 3 are planned for completion in 2022 and 2027, respectively, providing additional storage capacity of 65 million tonnes.

The 5/6 TSF West expansion is designed to be a multiple phase expansion which commenced in 2015 and will ultimately provide up to 122 million tonnes of capacity to store LOM tailings through 2056. Construction of each phase of the expansions is planned to provide a minimum of 12 million tonnes of capacity at the end of each year. Current milling rates produce just under 8 million tonnes of tailings per year through 2034, thereafter approximately 3 million tonnes per year through 2056.

Currently Goldstrike has two tailings storage facilities in operation, North Block Tailings Storage Facility (NBTD) and Tailings Storage Facility 3 (TSF3), which serve as the designated tailings dams for the Roaster and Autoclave. NBTD current embankment raise once complete will house roaster tailings capacity until 2024 with a final stage 12 lift planned to extend capacity to 2025. TSF3 Stage 5 is next planned embankment raise, to be completed by 2021.

Capital cost for the tailing storage facility expansions have been included in the Mineral Resource estimation and in the LOM economic model supporting the Mineral Reserves.

18.7.	COMMENTS ON INFRASTRUCTURE

The QPs are of the opinion that:

●

No additional major mine facilities are anticipated based on the current Mineral Reserves. There is sufficient allocation for capital and operating costs for development of the deposit in the LOM financial plans;

There is sufficient permitted space for residue disposal for the current LOM mining capacities.

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19.	MARKET STUDIES AND CONTRACTS

19.1.	MARKETS

Gold is the principal commodity extracted NGM and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

19.2.	CONTRACTS

The Carlin Complex is a large modern operation and NGM is owned by major international firms with policies and procedures for the letting of contracts. The Carlin Complex has many supply contracts in place for goods and services required to operate the open pit, underground mines and integrated processing facilities. The contracts for smelting and refining are normal contracts for a large producer.

There are no contracts relating to NGM (Goldstrike and Carlin) which, in and of themselves, are material to NGM.

19.3.	COMMODITY PRICE PROJECTIONS

Metal price assumptions are provided by Barrick management.

Metal pricing and exchange rate assumptions used for the 2019 Mineral Reserve estimates are as follows:

●	Gold: US$1,200/oz.

19.4.	COMMENTS ON MARKET STUDIES AND CONTRACTS

The QPs note:

●	The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world; and

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●	Metal prices used in this study have been set by NGM management and are appropriate to the commodity and mine life projections.

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20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Carlin Complex is comprised of several operating open pit and underground mines and process plant facilities. NGM has environmental teams and management systems to ensure that the necessary permits and licenses are obtained and maintained. These teams also carry out the required monitoring and reporting.

20.1.	BASELINE STUDIES

As part of its permitting requirements, NGM has submitted and received approval on numerous PoOs and Reclamation Plans for each area. NGM has additionally submitted and/or provided information to support Environmental Assessments (EA) or Environmental Impact Statements (EIS) for each area containing public lands. The additionally submitted information includes various baseline studies on various natural resources. These baseline studies can include, but are not limited to:

●	Vegetation surveys;

●	Soil Surveys;

●	Wildlife surveys:

●	Threatened, Endangered, and Special Status species surveys;

●	Waters of the United States evaluations;

●	Waste Rock Characterization Studies;

●	Groundwater modelling;

●	Pit Lake Geochemical studies;

●	Archaeological Surveys; and

●	Air Quality Modelling.

Existing operations have been reviewed by the BLM and Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation (NDEP-BMRR). BLM NEPA analysis under an EA or EIS can result in Determination of NEPA Adequacy (DNA), Findings of No Significant Impacts (FONSI), or Record of Decision (ROD). These determinations are issued by the BLM for those operations where PoOs contain public lands.

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The PoOs are updated and amended, as necessary, to allow for continuation of mining or additional mine development. Expansions outside the current LOM may also require additional baseline studies and NEPA analysis.

20.2.	ENVIRONMENTAL CONSIDERATIONS

NGM manages a number of different environmental aspects during mining operations. A total of 13 different operating PoOs and/or reclamation areas encompass all of the mining facilities within the Carlin Complex. These geographic boundaries define areas approved for disturbance by the BLM in the form of DNAs, EAs, and EISs, as well as Nevada State permits under NDEP including water pollution control, air and water quality, reclamation, closure permits, and other permits.

EISs can require the implementation of mitigation plans due to potential identified impacts. Such plans can contain specific actions to be taken to mitigate potential impacts to riparian and wetland areas, springs and seeps, streams and rivers, aquatic habitat and fisheries, threatened, endangered, and candidate species, livestock grazing, terrestrial wildlife, soils, vegetation, visual resources, and recreation and wilderness.

Each state and federal permit includes monitoring requirements. These requirements can include, but are not limited to:

●

Water Pollution Control Permit monitoring of the process facilities to ensure Waters of the State are not compromised (i.e. heap leach pads, tailings facilities, mills, and PAG waste rock disposal facilities);

●	Surface and groundwater are monitored under various permits to ensure no degradation of the resource;

●	Reclamation and closure activity monitoring to ensure facilities are closed as planned and to prevent environmental degradation;

●	Rock blending, isolation, encapsulation and backfilling methods in order to minimize acid generation and leachate migration from waste rock that is potentially acid-generating;

●	Monitoring of dewatering and water discharge impacts to ensure regulatory requirements are met; and

●	Particulate emissions monitoring, NGM endeavours to ensure that air quality in the vicinity of operating projects is better than National Ambient Air Quality Standards.

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Waste Characterization and Permitting

Various Water Pollution Control Permits (WPCPs), approved and administered by the NDEP–BMRR, require waste rock to be characterized for potential acid generating and acid neutralizing potential and are reported to the NDEP-BMRR quarterly or semi-annually, as required by the WPCPs. There are several such permits granted for the Carlin Complex which govern the waste rock characterization requirements.

Future Refractory Ore Stockpiles and Waste Rock Facilities will be designed, constructed, and monitored in accordance with the guidance received from the NDEP-BMRR. Existing facilities will continue to be managed in accordance with the approved site specific WPCPs and Waste Rock Management Plans.

20.3.	TAILINGS CHARACTERIZATION

Tailings are analysed and reported quarterly as part of the WPCP requirements. Tailings impoundments are engineered structures requiring separate approval and strict monitoring and reporting requirements as regulated by the NDEP. The tailings facilities are also closely monitored and inspected for geotechnical stability by the State Division of Water Resources (DWR).

20.4.	CLOSURE PLAN

Initial planning for closure is included within all proposals and reclamation plan documents during the permitting process. Closure planning is integrated with mine and reclamation planning to the extent practicable during active operations. Concurrent reclamation of lands as mining progresses is a primary objective of NGM. These reclamation plans are reviewed regularly and are revised at a minimum of every three years to ensure adequate financial assurances have been put in place for required reclamation activities. Approvals are required from both the BLM and NDEP for reclamation and closure plan amendments and bond adjustments.

Various mine facilities are located within the PoO boundaries on both private lands and the federal lands administered by the BLM. Only approved facility disturbance can be constructed within PoO boundaries. All PoO boundaries and private lands within the PoO are administered by the NDEP–

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BMRR. All but two of the PoO boundaries, North Area Leach (NAL) and Meikle Mine Project, within the Carlin Complex include both public and private lands and therefore have or will require approval from both state and federal agencies. The NAL and Meikle Mine Project solely encompass private land and therefore are only permitted with the NDEP-BMRR.

The reclamation boundaries define limits of approved disturbance for mining within each PoO boundary. Approved financial assurances cover the reclamation liabilities of facilities associated with mining activity. Agency permit approval is contingent upon the placement of these financial assurances that are held by the Agencies (BLM and/or NDEP) prior to commencement of mining. They are the beneficiaries in the unlikely case that NGM files bankruptcy. Reclamation cost estimates are detailed in the reclamation plans for each plan area and facility. Additional financial assurances, in the form of a trust, may be required for long-term monitoring and maintenance costs estimated to occur after closure (i.e. long-term management of draindown solution from heap leach pads). An industry Nevada standard method or Standard Reclamation Cost Estimator (SRCE) model is used by NGM to calculate the liabilities.

In general, reclaimed mine sites must be left safe and stable at a minimum, with removal of all infrastructure and rehabilitation of all landforms. Groundwater quality around tailings storage facilities must meet licence conditions. NGM currently has posted approximately $675 million in financial assurances in the form of letters of credit and surety bonds to cover mine closure costs for the Carlin Complex. Additionally, there are several trusts associated with Carlin operations. These include the Emigrant Long Term Trust; Goldstrike Conservation and Mitigation Fund; Goldstrike Long Term Monitoring Fund; and, Goldstrike Environmental Mitigation Fund which are valued at approximately $1 million, $200 thousand, $1.2 million, and $2.7 million, respectively.

20.5.	PERMITTING

All of the Carlin Complex’s surface activities, including reclamation, comply with all applicable Federal and State laws and regulations. The fundamental requirement, implemented in 43 CFR 3809, is that all hard rock mining under a PoO or Notice on the public lands must prevent unnecessary or undue degradation to the environment. The PoOs and any modifications to the approved PoOs must also meet the requirement to prevent unnecessary or undue degradation.

Mining of pits and associated disturbances are evaluated and approved by the BLM and the NDEP. Regulations associated with open pits are regulated by the Nevada Administrative Code (NAC)

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Chapter 445A and the Federal regulations 43 CFR 3809. The BLM studies environmental impacts associated with mining under the NEPA.

Proposed mining on BLM-administered land are studied and documented in one of the following reports issued by the BLM: Determination of NEPA Adequacy (DNA), Environmental Assessment (EA) that result in a Finding of No Significant Impact (FONSI) determination, or an Environmental Impact Statement (EIS) for potentially larger disturbance or impacts that result in a Record of Decision (ROD) possibly containing mitigation measures of any significant impacts to the environment.

Typically, EISs include mitigation plans developed to offset potential mining impacts. Such plans can contain specific actions to be taken to mitigate potential impacts to riparian and wetland areas, springs and seeps, streams and rivers, aquatic habitat and fisheries, threatened, endangered, and candidate species, livestock grazing, terrestrial wildlife, soils, vegetation, visual resources, and recreation and wilderness. EISs and EAs can take much longer to study and progress to completion than a DNA. Both EAs and EISs require various public comment periods prior to conclusion.

Authorization to allow the release of effluents into the environment must be in compliance with the Clean Water Act, Safe Drinking Water Act, Endangered Species Act, and other applicable Federal and State environmental laws.

As part of its permitting requirements, NGM has submitted PoOs and Reclamation Plans for each operation. NGM has submitted and/or provided information to support NEPA evaluation for each area containing public lands. The PoOs are updated and amended as necessary to allow for continuation of mining or additional mine development.

Reclamation requirements are regulated by the BLM and NDEP and can include items such as regrading waste rock disposal facilities and heap leach pads, removing and demolishing buildings and structures, regrading disturbed areas, removing and regrading stockpile areas, replacing salvaged growth media, revegetation, diversion and sediment control monitoring, and management of drain down from process facilities (i.e. heap leach pads and tailings). To the extent practicable, NGM attempts to perform reclamation concurrently with mining operations.

Permits pertain to environmental and safety obligations by mining companies, and for day-to-day operations compliance. Carlin Complex operations have the required permits to operate or will be

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applying for the permits as required for mine development. The PoOs granted and associated federal permitting activities are summarized in Table 20-1.

Table 20-1: Permit Status

Pit or Facility	Plan of Operations	Permit Application References	Permit Status
Bootstrap Complex (Bootstrap, Capstone, Tara)	Tara/Bootstrap Plan of Operations	1996 Bootstrap EIS	Approved
Genesis Complex (Northstar, Bobcat, Payraise, Bluestar, Genesis, Exodus)	Genesis-Bluestar Plan of Operations	Genesis EA’s (May 1989, Feb 1995 Section 36, 1996 Lantern)	Approved
		September 2006 North Lantern PoO	Approved
		2007 Lantern 3 Project Plan Amendment	Approved
		2011 Genesis Project EIS	Approved
North Area Leach and Mill 4/2 Tailings	North Area Leach Reclamation Plan (private lands only)	2006 Transfer from Post to NAL	Approved
		Phase VII and VIII Expansion Amendment	Approved
		Phase IX Expansion Amendment	Approved
Leeville Underground	Leeville Plan of Operations	2006 Leeville Dry Amendment	Approved
		2006 Transfer from Post to Leeville	Approved
		2007 Plan Boundary Amendment	Approved
		2015 Turf Ventilation Shaft	Approved
		2016 Leeville Paste Plant	Approved
Carlin-Pete (North of West, Carlin, Pete, Crow, Castle Reef, Pete-Bajo)	Carlin-Pete Operation Area	November 1996 Carlin Exploration EA	Approved
		July 2002 Pete EA	Approved
Gold Quarry (Gold Quarry, Tusc, Mac, West of West, Chukar)	South Operation Area Project Amendment Plan of Operations	1993 SOAP EIS	Approved
		2002 SOAPA EIS	Approved
Rain, SMZ pits	Rain Plan of Operations	Rain Closure Plan North Dump and SMZ Pit	Approved
Emigrant Pit	Emigrant Plan of Operations	2010 Emigrant EIS	Approved
Goldstrike Mine Project	Goldstrike Plan of Operations	Goldstrike EIS’s (1991, 1994, 2003, 2009)	Approved
	Goldstrike Plan of Operations	Goldstrike EA’s (1988, 1990, 1992, 1993, 1998)	Approved
Meikle Underground Mine Project	Meikle Plan of Operations	1993 Meikle Mine Development EA	Approved
Arturo Project	Arturo Plan of Operations	2014 Arturo Mine Project EIS	Approved
Arturo, Dee, and Storm Projects	Arturo Plan of Operations, Dee Plan of Operations, and Storm Plan of Operations	2020 Consolidation of three Mine Plan of Operations into Arturo Plan of Operations	Under Review with the NDEP and BLM

20.6.	CONSIDERATIONS OF SOCIAL AND COMMUNITY IMPACTS

There are no specifically identified social or community requirements for the Carlin Complex, however, NGM is a prominent local business and applies industry best practice social and community engagement standards at its operation. The Carlin Complex has been active for more than thirty years and the Calrin Complex is a significant employer of members of the local community. Stakeholder engagement activities, community development projects and local economic development initiatives contribute to the maintenance and strengthening of the Carlin Complex Social License to Operate (SLTO).

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21.	CAPITAL AND OPERATING COSTS

Capital and operating costs for the Carlin Complex are based on extensive experience gained from many years of operating at these mines. Sustaining (replacement) capital costs reflect current price trends. Operating costs are in line with historical averages. Any potential non-capitalized exploration expenditure has not been included in the economic forecasts.

21.1.	CAPITAL COSTS

Capital cost estimates for the Carlin Complex include sustaining capital, capitalized drilling and extension of current mine projects. Sustaining capital includes funding for infrastructure, mobile equipment replacement, and permitting as well as miscellaneous expenditures required to maintain production. Infrastructure requirements that are incorporated in the estimates include items such as tailings dam lifts and process facility upgrades. Underground infrastructure requirements that are incorporated in the estimates include items such as ventilation raises, and other installations required to extend mining operations underground. Mobile equipment is scheduled for replacement when operating hours reach threshold limits.

Current LOM capital costs for the Carlin Complex are estimated to be $2,182 million. The major capital cost for the open pit will be capitalized waste stripping at the Goldstrike, Gold Quarry, and Goldstar open pits; sustaining capital, which consists primarily of equipment replacement capital and tailings expansion; underground mine development at Goldstrike, Leeville, and the Portal Mines; and capitalized drilling (Table 21-1). These costs are in line with historical costs.

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Table 21-1: Capital Costs Estimated for the Carlin Complex over LOM Mining Activities (100% basis)

Year	Sustaining Capital (US$ M)	Open Pit Stripping (US$ M)	Underground Development (US$ M)	Capitalized Exploration (US$ M)	Total Capital (US$ M)
2020	115.0	38.1	92.7	14.4	260.3
2021	96.2	69.6	76.0	19.4	261.1
2022	129.8	100.7	64.2	20.8	315.5
2023	116.3	71.1	51.4	22.7	261.5
2024	138.7	88.8	74.5	21.4	323.4
2025	119.6	0.0	62.9	0.5	183.0
2026	59.0	35.0	30.6	0.5	125.2
2027	56.2	0.0	32.1	1.0	89.3
2028	57.0	0.0	25.7	1.1	83.8
2029	52.4	0.0	24.1	1.7	78.2
2030	24.9	0.0	23.5	1.9	50.3
2031	17.9	0.0	21.7	1.7	41.2
2032	24.0	0.0	12.6	0.2	36.8
2033	22.6	19.5	4.8	0.0	46.8
2034	8.2	0.0	0.1	0.0	8.3
2035	9.5	0.0	0.8	0.0	10.3
2036	2.4	0.0	0.1	0.0	2.5
2037	0.5	0.0	0.3	0.0	0.8
2038	2.4	0.0	1.4	0.0	3.8
I
Totals	1,053	423	600	107	2,182

Note: Does not include reclamation

Capitalized stripping and capitalized underground development are also included in the operating costs in Table 21-2.

In the opinion of the QPs, the projected capital costs at the Carlin Complex are reasonable.

21.2.	OPERATING COSTS

The total operating cost has been estimated by the Carlin Complex based on historical costs and assumptions over the LOM plan for mining activities (2020-2038). Costs per tonne are shown below, broken down into open pit mining costs (inclusive of stockpile rehandle), underground mining, and processing.

LOM Operating Costs

Table 21-2 displays the LOM mining costs per tonne mined by year. Table 21-3 displays the processing cost per tonne for the LOM by process facility.

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Table 21-2: LOM Mining Costs per Tonne Mined (ore and waste)

Year	Open Pit	Underground
2020	$2.11	$103.50
2021	$1.94	$101.90
2022	$1.76	$97.25
2023	$2.05	$103.40
2024	$2.08	$100.74
2025	$2.09	$103.22
2026	$2.39	$112.69
2027	$2.42	$110.18
2028	$3.29	$112.96
2029	$4.34	$109.93
2030	$0.00	$112.74
2031	$0.00	$103.93
2032	$0.00	$102.86
2033	$0.99	$103.97
2034	$1.45	$103.03
2035	$0.00	$107.65
2036	$0.00	$125.48
2037	$0.00	$213.76
2038	$0.00	$139.48

Notes: Mining costs include capitalized stripping and capitalized underground development as outlined in Table 21-1.

Table 21-3: LOM Processing Costs per Tonne Processed by Facility

	Mill 5	Mill 6	Leach	Autoclave	Roaster
Cost/tonne	$20.02	$37.84	$6.67	$32.87	$23.42

LOM annual operating costs have been prepared by NGM based on the LOM plan. The QPs consider the operating cost estimates in the LOM plans to be reasonable and consistent with historical performance.

Workforce

The projected planned manpower within the LOM plan is shown in Table 21-4.

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Table 21-4: Projected Workforce for the LOM

Year	Headcount – Total
2020	3,711
2021	3,504
2022	3,324
2023	3,265
2024	3,165
2025	3,013
2026	2,675
2027	2,197
2028	2,008
2029	1,793
2030	1,753
2031	1,739
2032	1,504
2033	1,366
2034	1,120
2035	706
2036	690
2037	527
2038	316

21.3.	COMMENTS ON CAPITAL AND OPERATING COSTS

The QPs have reviewed the capital and operating cost provisions for the LOM plan that supports Mineral Reserves and considers that the basis for the estimates that include mine budget data, vendor quotes, and operating experience, is appropriate to the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

Appropriate provision has been made in the estimates for the expected mine operating usages including labour, fuel and power and for closure and environmental considerations.

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22.	Economic Analysis

Under NI 43-101, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. Barrick is a producing issuer, the Carlin Complex mines are currently in production, and a material expansion is not being planned. NGM has performed an economic analysis of the Carlin Complex Mines using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23.	ADJACENT PROPERTIES

There are no properties adjacent to the Carlin Complex operations that are relevant to this report.

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24.	OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this report.

No additional information or explanation is necessary to make this report understandable and not misleading.

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Technical Report NI 43-101 – March 25, 2020

25.	INTERPRETATION AND CONCLUSIONS

Based on the total synthesis of the above work, NGM offers the following conclusions.

25.1.	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

●

The existing and planned infrastructure, availability of staff, existing power, water, and communications facilities, and methods whereby goods can be transported to the mining operations are well-established and well-understood by NGM given the decades of experience that Barrick and Newmont have from their previous mining operations on the Carlin Trend;

●

Within NGM’s ground holdings, there is sufficient area to allow for the operation of all required project infrastructure, and sufficient room remains if expansions to the existing infrastructure are required; and

●	Mining operations can be conducted year-round.

25.2.	GEOLOGICAL SETTING AND MINERALIZATION

●

The understanding of the deposit settings, lithologies, and geologic, structural, and alteration controls on mineralization is sufficient to support estimation of Mineral Resources and Mineral Reserves;

●	The mineralization styles and settings are well understood and can support declaration of Mineral Resources and Mineral Reserves; and

●	The geological knowledge of the area is adequate to reliably inform mine planning.

25.3.	DEPOSIT TYPES

●

The understanding of the deposit type was appropriate in guiding initial exploration activities, is suitable for current exploration programs, and is sufficient to support estimation of Mineral Resources and Mineral Reserves.

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Technical Report NI 43-101 – March 25, 2020

25.4.	EXPLORATION

●	The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Carlin Complex; and

●	The Carlin Complex retains significant brownfields exploration potential, and additional work is planned.

25.5.	DRILLING

The quantity and quality of the RC and core drilling, lithological and geotechnical data, collar and downhole survey data collected in the exploration, delineation, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation:

●	Drill hole orientations are appropriate to the orientation of the mineralization;

●

Drilling is normally perpendicular to the strike of the mineralization, but depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

●

The deposits have been well drilled. Through interpretation and aggregation of the drill hole data, the block model sections provide a representative estimation of the true thickness of the mineralization for each deposit, and identify where areas of higher grade, lower grade and waste are situated in relation to pit boundaries or mineable shapes that are used to constrain the Mineral Resources and Mineral Reserves;

●	Core logging meets industry standards for gold exploration;

●	Collar surveys have been performed using industry-standard instrumentation and procedures; and

●	Downhole surveys have been performed using industry-standard instrumentation and procedures.

25.6.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

The QPs consider that the sampling, sample preparation and analytical methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes:

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●	Data are collected following mine site-approved sampling protocols;

●	Sampling has been done in accordance with industry standard practices;

●

Sample intervals of 1.5 metres for RC, conventional rotary, and air-mud rotary holes, and 0.3 metres to 1.5 metres for core drilling, broken at lithological and mineralization changes, are typical of sample intervals used for Carlin-style gold mineralization in the industry, and are considered to be representative of the true thicknesses of mineralization;

●	There are monthly submissions of QA/QC samples and reporting;

●	The density determination procedures are consistent with industry-standard procedures, and 5% of samples are submitted as checks to an outside lab;

●	There are sufficient density determinations to support the density values utilized in waste and mineralization tonnage interpolations;

●

Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure since the early 1990s. The preparation procedure is in line with industry-standard methods for Carlin-style gold deposits;

●	Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce the prospect-scale and deposit-scale drill data;

●

NGM and its immediate predecessor operators, Barrick and Newmont, have used QA/QC programs comprising blank, standard and duplicate samples since the early 1990s. QA/QC submission rates meets industry-accepted standards of insertion rates;

●	Data that were collected prior to the introduction of digital logging have been subject to validation, using in-built program triggers that automatically checked data on upload to the database;

●

Verification is performed on all digitally collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards;

●

Sample security has relied upon the fact that the samples were always attended or located in sample preparation facility with security presence. Chain-of-custody procedures consist of sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory; and

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●	Current sample storage procedures and storage areas are consistent with industry standards.

25.7.	DATA VERIFICATION

The process of data verification for the Carlin Complex has been performed by NGM personnel and external consultancies contracted by NGM.

The QPs have reviewed the reports and are of the opinion that the data verification programs undertaken on the data collected from the Carlin Complex adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning, based on the following:

●	Drill collar data are typically verified prior to data entry into the database, by checking the drilled collar position against the planned collar position;

●	Standard and blank QA/QC data are checked on a monthly basis. Samples that fail are typically re-analysed; and

●	A check of the density values for lithologies across the different deposits indicates that there are no major variations from the density results.

All QPs have visited the Carlin Complex within the last year: Charles Lynn Bolin is based out at the Carlin Complex and has visited all sites; Steven Yopps visited in November, 2019; Craig Fiddes has visited each site regularly in 2019; Jay Olcott visited the site before or during 2019.

Observations made during the site visits, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QPs’ personal inspections support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

The QPs also receives and reviews monthly reconciliation reports (refer to Section 15.5). These reports support use of the underlying data in the Mineral Resource and Mineral Reserve estimates.

25.8.	MINERAL PROCESSING AND METALLURGICAL TESTING

In the opinion of the QPs:

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Technical Report NI 43-101 – March 25, 2020

●

The 2019 updates to the recovery equations for the Goldstrike facilities should allow these facilities to meet or exceed production commitments from the mineralization contained within the reserves and resources. The annual throughput at the Goldstrike facilities has steadily increased in recent years reflecting well-operated and maintained assets.

●

The 2019 updates to the average roaster recoveries for the Newmont-Contributed Mines are reasonable and should adequately reflect the recoveries possible from the mineralization contained within the reserves and resources.

25.9.	MINERAL RESOURCE ESTIMATION

The Carlin block models and grade estimations are constructed in line with standard industry practices and in the opinion of the QPs provides adequate support for the Resource and Reserve updates.

25.10.	MINERAL RESERVE ESTIMATION

The Carlin reserve estimations are constructed in line with standard industry practices and in the opinion of the QP provide adequate support for the Resource and Reserve updates.

25.11.	MINING METHODS

In the opinion of the QPs, the mining methods used are appropriate to the geological, geotechnical and hydrogeological characteristics of each deposit and employ conventional mining tools and mechanization. The LOM plan has been appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Carlin Complex. The equipment and infrastructure requirements required for life-of-mine operations are well understood. The LOM fleet requirements are appropriate to the planned production rate and methods. The information provided herein depicts the short- and mid-term mine plans through 2038. Mine production schedules are subject to revisions and modifications responding to the factors listed in Section 16.6.

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25.12.	RECOVERY METHODS

In the opinion of the QPs, the metallurgical flowsheets, parameters and recovery estimates are appropriate to define the production for the different mineralization styles encountered in the deposits.

Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits.

●

Recovery factors have been confirmed from production data collected over 40+ years of open pit and underground mining and ore processing. As a result, the mill process and associated recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning;

●

Based on the current mine plans, the Carlin Complex has sufficient well fields to adequately provide process water for each site through the life of the project. Water extraction permits held in respect of the Newmont-Contributed Mines and Barrick-Contributed Mines are adequate to provide sufficient process water over the LOM; and

●

In addition, the Carlin Complex has the required infrastructure in place to provide sufficient power to support Mineral Resource and Mineral Reserve estimation, and mine planning for the LOM. The Newmont-Contributed Mines have their own power plant (TS power plant), which now provides power for the Carlin North Area and other Newmont-Contributed Mines in Nevada via Sierra Pacific transmission lines. Barrick-Contributed Mines’ Western 102 power plant has the capacity to supply 115 MW of electricity to the Goldstrike Mine using 14 reciprocating gas-fired engines, and also has a 1 MW solar plant. The power plant provides the Goldstrike property with the flexibility to generate its own power or buy cheaper power from other producers and is sufficient for the LOM.

25.13.	PROJECT INFRASTRUCTURE

The QPs are of the opinion that:

●

No additional major mine facilities are anticipated based on the current Mineral Reserves. There is sufficient allocation for capital and operating costs for development of the deposit in the LOM financial plans; and

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Technical Report NI 43-101 – March 25, 2020

●	There is sufficient permitted space for residue disposal for the current LOM mining capacities.

25.14.	MARKET STUDIES AND CONTRACTS

●	The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world; and

●	Metal prices used in this study have been set by Barrick and are appropriate to the commodity and mine life projections.

25.15.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

●	NGM currently has posted approximately $675 million in financial assurances in the form of letters of credit and surety bonds to cover mine closure costs for the Carlin Complex;

●

Carlin Complex operations have the required permits to operate or will be applying for the permits as required for mine development. The PoOs granted and associated federal permitting activities are summarized in Table 20-1; and

●

There are no specifically identified social or community requirements for the Carlin Complex, however, NGM is a prominent local business and applies industry best practice social and community engagement standards at its operation. Stakeholder engagement activities, community development projects and local economic development initiatives contribute to the maintenance and strengthening of the Carlin Complex SLTO.

25.16.	CAPITAL AND OPERATING COSTS

The QPs have reviewed the capital and operating cost provisions for the LOM plan that supports Mineral Reserves and considers that the basis for the estimates that include mine budget data, vendor quotes, and operating experience, is appropriate to the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

Appropriate provision has been made in the estimates for the expected mine operating usages including labour, fuel and power and for closure and environmental considerations.

Capital cost estimates include appropriate sustaining estimates.

25.17.	RISKS

NGM has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resource and Mineral Reserve estimates, or associated projected economic outcomes.

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Technical Report NI 43-101 – March 25, 2020

26.	RECOMMENDATIONS

26.1.	SAMPLE PREPARATION, ANALYSES, AND SECURITY

It is the QPs’ opinion that Barrick-Contributed Mines should adopt a field duplicate sampling procedure for core holes. It is also the QPs’ opinion that Barrick-Contributed Mines should proceed with the planned adoption of using umpire labs to verify primary lab assay results.

26.2.	MINERAL PROCESSING AND METALLURGICAL TESTING

The QPs recommend the Newmont-Contributed processing mines/facilities transition from an average fixed recovery for each ore body, to a grade/recovery relationship for each process facility. The QPs also recommend for all Carlin Complex Mines, additional focus on the identification of ore domains within the geologic model to ensure that future metallurgical test work continues to leverage the updates to the geologic model to best effect.

26.3.	MINERAL RESOURCES

The QPs recommend continue work to build consistency in the approach to all aspects of resource and reserve estimation across the Carlin Complex. The use of trace element geochemistry has been successful in improving many of the geologic models. It is recommended that this work should be continued across all geologic models within the Carlin Complex.

NGM should continue to work on its understanding of the controls on spatial distribution of elements that are important for ore routing and processing. Use this knowledge to improve estimation domains, parameters, and validation of these elements.

Resource classification is performed using a variety of approaches across the Carlin Complex deposits. It is recommended that resource classification methodology and potential for improvement be evaluated and optimized across the site.

26.4.	MINERAL RESERVES

The QPs recommend the Carlin Complex continue the stockpile sampling program to confirm the grades and metallurgical characteristics, especially stockpiles that will be processed within the short term.

The QPs recommend NGM should also continue the hydrogeologic and geotechnical studies for the Carlin Complex underground mines to support mine extensions as defined in the LOM plan.

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27.	REFERENCES

27.1.	REFERENCES

●	AMEC, 2011: Audit of Newmont Nevada Gold Quarry Exploration Drilling Data. Memo dated August 2011.

●	Arndt, K., Essman, J., Valli, F., 2016, Rationale behind the development of a chemo-stratigraphy tool for the Carlin Trend, Newmont Exploration Internal Report.

●	Bettles, K., 2002, Exploration and geology, 1962-2002, at the Goldstrike property, Carlin Trend, Nevada. Reprint, 25 pp. plus figures and tables.

●

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves: Canadian Institute of Mining, Metallurgy and Petroleum, May 10, 2014. Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2019: CIM Definition Standards for Mineral Resources and Mineral Reserves: Canadian Institute of Mining, Metallurgy and Petroleum, November 2019.

●	Castor, S.B., and Ferdock, G.C., 2003: Minerals of Nevada: University of Nevada Press, 560 p.

●

Cook, H.E., 2015, The Evolution and relationship of the western North American Paleozoic Carbonate Platform and Basin Depositional Environments to Carlin-type gold deposits in the context of carbonate sequence stratigraphy, in Pennell, W.M., and Garside, L.J., eds., New Concepts and Discoveries, Geological Society of Nevada Symposium Proceedings, p. 1-80.

●	Eggleston, T., 2018, Goldstrike Database Audit Summary, Memo dated December 2018

●	Federal Regulations Metal and Non-metal Mine Safety, Health & Training Regulations Title 30 CFR 57.11050, Escapeways and Refuges: annual edition (2019)

●	Federal Regulations Mining Claims under the General Mining Laws, Title 43 CFR 3809, Surface Management: annual edition (2019)

●	Hausen, D. M., 1967, Fine Gold Occurrence at Carlin, Nevada: New York, Columbia University, Ph.D. Thesis, 166 p.

●	Hanson, K., 2012, “2011 Gold Quarry Reserve Audit Report”, AMEC E&C Services, Inc. Project No. 169531.

●

Heitt, D.G., 2002: Newmont’s Reserve History on the Carlin Trend, 1965–2001: in Thompson, T.B.,
Teal, L., and Meeuwig, R.O., eds, Gold Deposits of the Carlin Trend, Nevada Bureau of Mines and Geology Bulletin 111, pp. 35–45.

●

Jory, J., 2002: Stratigraphy and Host Rock Controls of Gold Deposits of the Northern Carlin Trend: in Thompson, T.B., Teal, L., and Meeuwig, R.O., eds, Gold Deposits of the Carlin Trend, Nevada Bureau of Mines and Geology Bulletin 111, pp. 20–34.

●	Nevada Gold Mines, LLC., (2019): Life-of-Mine Business Plan, Oct 2019.

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●	Newmont Mining Corporation, 2005; Internal review of Emigrant database, unpublished internal report, 2005

●	Newmont Mining Corporation, 2010; Internal review of Genesis database, unpublished internal report, 2010

●	Newmont Mining Corporation, 2012; Internal review of Lantern District database, unpublished internal report, 2012

●	Newmont Mining Corporation, 2013; Internal review of Emigrant database, unpublished internal report, 2013

●	Newmont Mining Corporation, 2019: Technical Report on the Carlin Operations, Eureka County, State of Nevada, U.S.A, NI43-101 (March 7, 2019)

●	Newmont Mining Corporation, (2018): Life-of-Mine Business Plan, 2018.

●	Piteau Associates Engineering Ltd. (2006): Summary of Slope Design Parameters for the North Wall of the Ultimate Pit, a memo dated April 6, 2006, 19 pp.

●	Piteau Associates Engineering Ltd. (2009): Recommended Slope Designs for the 12th West Layback –B33C12WM Mine Plan, a memo dated July 3, 2009, 192 pp.

●	Piteau Associates Engineering Ltd. (2009): Summary of Recommended Slope Designs for the 1st Northwest Layback – B34A1NW Mine Plan, a memo dated December 23, 2009 9 pp.

●	Ramadoari, G.M., Hausen, D.M., Bucknam, C.H., (1991): Metallurgical, analytical, and mineralogical features of Carlin Refractory Ores, Ore Geologu Reviews Volum 6, Issues 2-3, pp. 119-132

●

Rhys, D., Valli, F, Burgress, R., Heitt, D.G., Greisel, G., Hart, K., (2015): Controls of fault and fold geometry on the distribution of gold mineralization on the Carlin trend, in Pennell, W.M., and Garside, L.J., eds., New concepts and discoveries - Proceedings, Geological Society of Nevada Symposium

●	Roscoe Postle Associates Inc. (2011): Turf Project Resource Review – Preliminary Findings, a memo dated October 15, 2011.

●	Roscoe Postle Associates Inc. (2011): Recommendations by Roscoe Postle Associated to Improve Geology Modelling at Leeville, a memo dated December 23, 2011.

●

Roscoe Postle Associates Inc. (2012): Technical Report on the Goldstrike Mine, Eureka & Elko Counties, State of Nevada, U.S.A., NI 43-101 report prepared by Moore, C.M., Bergen, R.D., Valliant, W.W., Collins, S.E., and Altman, K.A., for Barrick Gold Corporation (March 16, 2012, filed on SEDAR March 28, 2012).

●

Roscoe Postle Associates Inc. (2017): Technical Report on the Goldstrike Mine, Eureka & Elko Counties, State of Nevada, U.S.A., NI 43-101 report prepared by Evans, L., Collins, S.E., Cox, J.J., and Krutzelmann, H., for Barrick Gold Corporation (April 25, 2017; filed on SEDAR April 25, 2017).

●

Roscoe Postle Associates Inc. (2019): Technical Report on the Goldstrike Mine, Eureka & Elko Counties, State of Nevada, U.S.A., NI 43-101 report prepared by Cox, J., Geusebroek, P. A., Valliant, W.W., and Haggarty, S., for Barrick Gold Corporation (March 22, 2019; filed on SEDAR March 22, 2019).

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●	Stewart, J.H., 1980: Geology of Nevada: a discussion to accompany the Geologic Map of Nevada: Nevada Bureau of Mines and Geology Special Publication, No. 4, 136 p.

●

Teal, L., and Jackson, M., 2002: Geologic Overview of the Carlin Trend Gold Deposits: in Thompson, T.B., Teal, L., and Meeuwig, R.O., eds, Gold Deposits of the Carlin Trend, Nevada Bureau of Mines and Geology Bulletin 111, pp. 9–19.

27.2.	GLOSSARY OF UNITS, ABBREVIATIONS, AND SYMBOLS

Glossary of Units

Symbol	Definition
“	seconds (geographic)
'	foot/feet
‘	minutes (geographic)
"	inches
#	number
%	percent
/	per
<	less than
>	greater than
$/oz	US dollar per ounce
$/tonne	US dollar per tonne
µm	micrometer (micron)
a	annum/ year
Å	angstroms
asl	above sea level
BQ	36.5 mm diameter core
BTU/tonne	British Thermal Units per tonne
c.	circa
d	day
d/wk	days per week
dmt	dry metric tonne
fineness	parts per thousand of gold in an alloy
ft	feet
ft3 /st	cubic feet per short ton
g	gram
g/cm3	grams per cubic centimeter
g/dmt	grams per dry metric tonne

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Symbol	Definition
g/m3	grams per cubic meter
Ga	billion years ago
ha	hectares
HP	horsepower
HQ	63.5 mm diameter core
kg/m3	kilograms per cubic meter
kg/tonne	kilograms per tonne
kL	kiloliters
km	kilometer
km2	square kilometers
koz	thousand ounces
kton	thousand tons
kt	thousand tonnes
kV	kilovolt
kVA	kilovolt–ampere
kW	kilowatt
kWh	kilowatt hour
kWh/t	kilowatt hours per tonne
lb	pound
M	million
m	meter
m3	cubic meter
m3/hr	cubic meters per hour
Ma	million years ago
mesh	size based on the number of openings in one inch of screen
mg/L	milligrams per liter
mi	mile/miles
Mlbs	million pounds
Mm	million meters
mm	millimeter/millimeters
Moz	million ounces
mRL	meters relative level
Mton	million tons

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Symbol	Definition
Mt	Million tonnes
MW	megawatts
NQ/NQ2	47.6 mm size core
º	degrees
ºC	degrees Celsius
oz	ounce/ounces (troy ounce)
P	Passing, i.e. % passing through a screen
pH	measure of the acidity or alkalinity of a solution
pop	population
ppb	parts per billion
ppm	parts per million
PQ	85 mm diameter core
st	short ton
st/ft3	short ton per cubic feet
t	metric tonne
t/m3	tonnes per cubic meter
TDS	total dissolved solids
TSS	total suspended solids
µm	micrometers
wt%	weight percent

Nevada Gold Mines LLC – Carlin Complex	Page 27-5
Technical Report NI 43-101 – March 25, 2020

Glossary of Abbreviations

Abbreviation	Definition

®	registered name

AAS	atomic absorption spectroscopy

AAL	Australian Assay Laboratories

AC	Aircore

Alcoa	Alcoa of Australia Ltd

Amdel	Amdel Laboratory

ANC	acid-neutralizing capacity

ANP	acid-neutralizing potential

ARD	acid-rock drainage

AuAA	cyanide-soluble gold

AuEq	gold equivalent

AuFA	fire assay

AuPR	preg-rob gold

AuSF	screen fire assay

AusIMM	Australasian Institute of Mining and Metallurgy

BFA	bench face angle

BLEG	bulk leach extractable gold

BLM	US Bureau of Land Management

BMCO	breakeven mill cut-off

BSCO	breakeven stockpile cut-off

C.P.G.	Certified Professional Geologist

Capex	capital expenditure

CAF	cost adjustment factor

CER	Consultative Environmental Review

CIL	carbon-in-leach

CIM	Canadian Institute of Mining, Metallurgy and Petroleum

CNwad	Weak acid-dissociable cyanide

CRF	capital recovery factor

CRM	certified reference material

CST	cleaner scavenger tailings

CTOT	carbon total

Cu Eq	copper equivalent

CuCN	cyanide-soluble copper

E	east

EDA	exploratory data analysis

EIA	Environmental Impact Assessment

Nevada Gold Mines LLC – Carlin Complex	Page 27-6
Technical Report NI 43-101 – March 25, 2020

Abbreviation	Definition

EIS	Environmental Impact Statement

EOM	end of month

EOY	end of year

EPA	Environmental Protection Authority

ERMP	Environmental Review and Management Program

FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy

GAAP	Generally Accepted Accounting Principles

Golder	Golder Associates Ltd.

Golder	Golder Associates Inc.

GN	mine grid north

GPS	global positioning system

GRG	gravity recovery gold

H	horizontal

HC	high capacity

HPGR	high pressure grinding rolls

ICP	inductively-coupled plasma

ICP-AES	inductively-coupled plasma atomic emission spectroscopy

ICP-MS	inductively-coupled plasma mass spectrometry

ICP-OES	inductively-coupled plasma optical emission spectrometry

IRSA	Inter-ramp slope angle

IW	Impacted Water

JCR	joint condition rating

JORC	The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia

JV	joint venture

KV	kriging variance

L–G	Lerchs–Grossman

LC	low capacity

LOA	length overall

LOM	life-of-mine

LSK	large-scale kinetic

MAIG	Member of Australian Institute of Geoscientists

MAusIMM	Member of the Australasian Institute of Mining and Metallurgy

MIK	multiple-indicator kriging

MN	magnetic north

MPA	maximum potential acidity

MRF	Mine Rehabilitation Fund

MWMS	mine water management system

Nevada Gold Mines LLC – Carlin Complex	Page 27-7
Technical Report NI 43-101 – March 25, 2020

Abbreviation	Definition

MWMT	meteoric water mobility testing

N	north

NAG	net acid generation/net acid generating

NAPP	net acid-producing potential

Newmont	Newmont Mining Corporation

NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”

NOI	Notice of Intent

NN	nearest-neighbor

NNP	net neutralizing potential

NSR	net smelter return

NW	northwest

OK	ordinary kriging

Opex	operating expenditure

P.Eng.	Professional Engineer (CAN)

P.E.	Professional Engineer (US)

P.Geol	Professional Geologist (CAN)

P.G.	Professional Geologist (US)

PAG	potentially acid-generating

PLI	point load index

PoO	Plan of Operations

PSI	pounds per square inch

QA/QC	quality assurance and quality control

QLT	quick leach test

QP	Qualified Person

RAB	rotary air blast

RC	reverse circulation

RDA	Residue Disposal Area

RM SME	Registered Member, Society for Mining, Metallurgy and Exploration

RMR	rock mass rating

ROM	run-of-mine

RPL	Environmental Monitoring Plan

RQD	rock quality designation

S	south

SAG	semi-autogenous grind

S&ER	Sustainability and External Relations

SE	southeast

SEIS	Supplemental Environmental Impact Statement

Nevada Gold Mines LLC – Carlin Complex	Page 27-8
Technical Report NI 43-101 – March 25, 2020

Abbreviation	Definition

SG	specific gravity

SME	The Society for Mining, Metallurgy & Exploration

SME-RM	Registered Member of The Society for Mining, Metallurgy & Exploration

SMU	selective mining unit

SPET	State Plane East Truncated, Local Mine Grid

SRM	standard reference material

SS	sulfide sulfur

ST	scavenger tailings

STOT	sulfur total

SX-EW	solvent extraction–electrowin

TF	tonnage factor

TM	trademark

TN	true north

Topo	topography

UC	uniform conditioning

UG	underground

UHF	ultra-high frequency

USGS	United States Geologic Survey

US	United States

V	vertical

US$ or USD	United States Dollar

VHF	very high frequency

VWP	vibrating wire piezometer

W	west

WD	waste dump

XRD	X-ray diffraction

WDX	waste dump expansion

WRF	waste rock formation

XRF	X-ray fluorescence

Nevada Gold Mines LLC – Carlin Complex	Page 27-9
Technical Report NI 43-101 – March 25, 2020

Glossary of Symbols

Symbol	Element

Ag	silver

Al	aluminum

As	arsenic

Au	gold

B	boron

Ba	barium

Be	beryllium

Bi	bismuth

C	carbon

Ca	calcium

CaCO3	calcium carbonate

CaO	calcium oxide

CaSO4•2H2O	calcium sulfide dehydrate

Cd	cadmium

Ce	cerium

Cl	chlorine

CN	cyanide

CO	carbon monoxide

Co	cobalt

Cr	chromium

Cs	cesium

Cu	copper

Fe	iron

FeOx	iron oxides

Ga	gallium

Ge	germanium

H	hydrogen

Hf	hafnium

Hg	mercury

In	indium

K	potassium

La	lanthium

Li	lithium

Mg	magnesium

Mn	manganese

Mn(OH)2	manganous hydroxide

Nevada Gold Mines LLC – Carlin Complex	Page 27-10
Technical Report NI 43-101 – March 25, 2020

Symbol	Element

MnO2	manganese dioxide

Mo	molybdenum

N	nitrogen

Na	sodium

Nb	niobium

NH3	ammonia

Ni	nickel

NOx	nitrogen oxide compounds

O2	oxygen

P	phosphorus

Pb	lead

Pd	palladium

Pt	platinum

Rb	rubidium

Re	rhenium

S	sulfur

Sb	antimony

Sc	scandium

Se	selenium

Nevada Gold Mines LLC – Carlin Complex	Page 27-11
Technical Report NI 43-101 – March 25, 2020

28.	SIGNATURE PAGE

TECHNICAL REPORT ON THE CARLIN COMPLEX MINES

EUREKA AND ELKO COUNTIES, NEVADA, USA

The undersigned have completed and reviewed the NI 43-101 Technical Report entitled “Technical Report on the Carlin Mines Complex, Eureka and Elko Counties, Nevada, USA” and hereby provide signatures as Qualified Persons.

(Signed and Sealed) Craig Fiddes

Mr. Craig Fiddes, BSc (Hons) Geology, SMERM (04197758RM)

Dated at Elko, Nevada this 25th day of March, 2020.

(Signed and Sealed) Jay Olcott

Mr. Jay Olcott, BSc, Geo, SMERM (4173430RM)

Dated at Elko, Nevada this 25th day of March, 2020.

(Signed and Sealed) Charles Lynn Bolin

Mr. Charles Lynn Bolin, MBA, BSc, Mine Eng, SMERM (4049169RM)

Dated at Elko, Nevada this 25th day of March, 2020.

(Signed and Sealed) Steven W. Yopps

Mr. Steven W. Yopps, MSc, Metallurgical Eng., MMSA QP (01315QP)

Dated at Elko, Nevada this 25th day of March, 2020.

Nevada Gold Mines LLC – Carlin Complex	Page 27-12
Technical Report NI 43-101 – March 25, 2020